As filed with the Securities and Exchange Commission on December 30, 2004.
                                               Commission File Nos. 333-119659
                                                                    811-08401

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. 1                                      [ X ]

Post-Effective Amendment No.                                       [   ]

                                     and/or

REGISTRATION STATEMENT UNDER
THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 53                                                   [ X ]

                            JNLNY Separate Account I
                           (Exact Name of Registrant)

               Jackson National Life Insurance Company of New York
                               (Name of Depositor)

                             2900 Westchester Avenue
                            Purchase, New York 10577
              (Address of Depositor's Principal Executive Offices)

        Depositor's Telephone Number, including Area Code: (888) 367-5651

                              Thomas J. Meyer, Esq.
              Senior Vice President, Secretary and General Counsel
                     Jackson National Life Insurance Company
                                 1 Corporate Way
                                Lansing, MI 48951
                     (Name and Address of Agent for Service)

                                    Copy to:
                        John S. (Scott) Kreighbaum, Esq.
                     Jackson National Life Insurance Company
                                 1 Corporate Way
                                Lansing, MI 48951


Approximate date of proposed public offering: Upon the effective date of this Registration Statement - December 30, 2004 requested.

Title of Securities Being Registered: the variable portion of Flexible Premium Fixed and Variable Deferred Annuity contracts.

                              PERSPECTIVE L SERIES

              FLEXIBLE PREMIUM FIXED AND VARIABLE DEFERRED ANNUITY

                                    ISSUED BY
       JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK(SM) AND THROUGH
                            JNLNY SEPARATE ACCOUNT I



THE DATE OF THIS PROSPECTUS IS December 30, 2004, which states the information about the Separate Account, the Contract, and Jackson National Life of NY you should know before investing. This information is meant to help you decide if the Contract will meet your needs. Please carefully read this prospectus and any related documents and keep everything together for future reference. Additional information about the Separate Account can be found in the statement of additional information (SAI) dated December 30, 2004, that is available upon request without charge. To obtain a copy, contact us at our:

                             ANNUITY SERVICE CENTER
                             P.O. BOX 378004
                             DENVER, COLORADO 80237-8004
                             1-800-599-5651
                             CONTACTUS@JNLNY.COM
                             WWW.JNLNY.COM

This prospectus also describes a variety of optional features, not all of which may be available at the time you are interested in purchasing a Contract, as we reserve the right to prospectively restrict availability of the optional features. Broker-dealers selling the Contracts may limit the availability of an optional feature. Ask your representative about what optional features are or are not offered. If a particular optional feature that interests you is not offered, you may want to contact another broker-dealer to explore its availability. In addition, not all optional features may be available in combination with other optional features, as we also reserve the right to prospectively restrict the availability to elect certain features if certain other optional features have been elected. Please confirm that you have the most current prospectus and supplements to the prospectus that describe the current availability and any restrictions on the optional features.


Expenses for a Contract with a Contract Enhancement will be higher than those for a Contract without a Contract Enhancement, and in some cases the amount of a Contract Enhancement may be more than offset by those expenses.

We offer other variable annuity products that offer different product features, benefits and charges.


The SAI is incorporated by reference into this prospectus, and its table of contents begins on page 62. The prospectus and SAI are part of the registration statement that we filed with the Securities and Exchange Commission (SEC) about this securities offering. The registration statement, material incorporated by reference, and other information is available on the website the SEC maintains (http://www.sec.gov) regarding registrants that make electronic filings.



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NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED THROUGH THIS PROSPECTUS DISCLOSURE. IT IS A CRIMINAL OFFENSE TO REPRESENT OTHERWISE. WE DO NOT INTEND FOR THIS PROSPECTUS TO BE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THIS IS NOT PERMITTED.
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        o Not FDIC/NCUA insured o Not Bank/CU guaranteed o May lose value
               o Not a deposit o Not insured by any federal agency
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* THE CONTRACT MAKES AVAILABLE FOR ALLOCATION FIXED AND VARIABLE OPTIONS. THE VARIABLE OPTIONS AVAILABLE ARE INVESTMENT DIVISIONS OF THE SEPARATE ACCOUNT, EACH OF WHICH INVESTS IN ONE OF THE FOLLOWING FUNDS - ALL CLASS A SHARES (THE "FUNDS"):

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JNL SERIES TRUST

JNL/AIM Large Cap Growth Fund
JNL/AIM Small Cap Growth Fund
JNL/Alger Growth Fund
JNL/Alliance Capital Growth Fund
JNL/Eagle Core Equity Fund
JNL/Eagle SmallCap Equity Fund
JNL/FMR Balanced Fund
JNL/FMR Capital Growth Fund
JNL/JPMorgan International Value Fund
JNL/Lazard Mid Cap Value Fund
JNL/Lazard Small Cap Value Fund
JNL/Mellon Capital Management S&P 500 Index Fund
JNL/Mellon Capital Management S&P 400 MidCap Index Fund
JNL/Mellon Capital Management Small Cap Index Fund
JNL/Mellon Capital Management International Index Fund
JNL/Mellon Capital Management Bond Index Fund
JNL/Mellon Capital Management Enhanced S&P 500 Stock Index Fund
JNL/Oppenheimer Global Growth Fund
JNL/Oppenheimer Growth Fund
JNL/PIMCO Total Return Bond Fund
JNL/Putnam Equity Fund
JNL/Putnam International Equity Fund
JNL/Putnam Midcap Growth Fund
JNL/Putnam Value Equity Fund
JNL/Salomon Brothers High Yield Bond Fund
JNL/Salomon Brothers Strategic Bond Fund
JNL/Salomon Brothers U.S. Government & Quality Bond Fund
JNL/Select Balanced Fund
JNL/Select Global Growth Fund
JNL/Select Large Cap Growth Fund
JNL/Select Money Market Fund
JNL/Select Value Fund
JNL/T. Rowe Price Established Growth Fund
JNL/T. Rowe Price Mid-Cap Growth Fund
JNL/T. Rowe Price Value Fund
JNL/S&P Managed Conservative Fund
JNL/S&P Managed Moderate Fund
JNL/S&P Managed Moderate Growth Fund
JNL/S&P Managed Growth Fund
JNL/S&P Managed Aggressive Growth Fund

JNLNY VARIABLE FUND I LLC

JNL/Mellon Capital Management The DowSM 10 Fund
JNL/Mellon Capital Management The S&P(R) 10 Fund
JNL/Mellon Capital Management Global 15 Fund
JNL/Mellon Capital Management 25 Fund
JNL/Mellon Capital Management Select Small-Cap Fund
JNL/Mellon Capital Management NASDAQ(R) 15 Fund
JNL/Mellon Capital Management Value Line(R) 25 Fund

JNL VARIABLE FUND LLC

JNL/Mellon Capital Management JNL 5 Fund
JNL/Mellon Capital Management VIP Fund
JNL/Mellon Capital Management Communications Sector Fund
JNL/Mellon Capital Management Consumer Brands Sector Fund
JNL/Mellon Capital Management Energy Sector Fund
JNL/Mellon Capital Management Financial Sector Fund
JNL/Mellon Capital Management Pharmaceutical/Healthcare Sector Fund JNL/Mellon Capital Management Technology Sector Fund

THESE FUNDS ARE NOT THE SAME MUTUAL FUNDS THAT YOU WOULD BUY THROUGH YOUR STOCKBROKER OR A RETAIL MUTUAL FUND. THE PROSPECTUSES FOR THESE FUNDS ARE ATTACHED TO THIS PROSPECTUS.

"JNL(R)," "Jackson National(R)" and "Jackson National Life(R)" are trademarks of Jackson National Life Insurance ComPANY.

"Standard & Poor's(R)," "S&P(R)," "S&P 500(R)," "Standard & Poor's 500," "500,"
"Standard & Poor's MidCap 400" and "S&P MidCap 400" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Jackson National Life Insurance Company. These Funds are not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in these Funds. Please see the Statement of Additional Information which sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P. The JNL/Mellon Capital Management The S&P(R) 10 Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in this Fund. Please see the Statement of Additional Information which sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P.

"Dow Jones," "Dow Jones Industrial AverageSM," "DJIASM," "The DowSM" and "The Dow 10SM Index" are service marks of Dow Jones & Company, Inc. (Dow Jones) and have been licensed for use for certain purposes by Jackson National Life Insurance Company. Dow Jones has no relationship to the annuity and Jackson National Life Insurance Company, other than the licensing of the Dow Jones Industrial Average (DJIA) and its service marks for use in connection with the JNL/Mellon Capital Management The DowSM 10 Fund. Please see Appendix A for additional information. The JNL/Mellon Capital Management The DowSM 10 Fund is not sponsored, endorsed, sold or promoted by Dow Jones, and Dow Jones makes no representation regarding the advisability of investing in such product.

The Product(s) is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the CORPORATIONS). The Corporations have not passed on the legality or suitability of or the accuracy or adequacy of descriptions and disclosures relating to the Product(s). The Corporations make no representation or warranty, express or implied to the owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to Jackson National Life Insurance Company (LICENSEE) is in the licensing of the Nasdaq-100(R), Nasdaq-100 Index(R) and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee or the Product(s). Nasdaq has no obligation to take the needs of the Licensee or the owners of the Product(s) into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Product(s).

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT(S) OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

"The Nasdaq-100(R)," "Nasdaq-100 Index(R)," "Nasdaq Stock Market(R)" and "Nasdaq" are trade or service marks of The Nasdaq, Inc. (whIch with its affiliates are the "Corporations") and have been licensed for use by Jackson National Life Insurance Company. The JNL/Mellon Capital Management NASDAQ(R) 15 Fund has not passed on the Corporations as to its legality or suitability. The JNL/Mellon Capital Management NASDAQ(R) 15 Fund is not issued, endorsed, sponsored, managed, sold or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE JNL/MELLON CAPITAL MANAGEMENT NASDAQ(R) 15 FUND.

"Value Line(R)," "The Value Line Investment Survey" and "Value Line TimelinessTM Ranking System" are trademarks of Value Line Securities, Inc. or Value Line Publishing, Inc. that have been licensed to Jackson National Life Insurance Company. The JNL/Mellon Capital Management Value Line(R) 25 Fund is not sponsored, recommended, sold or promoted by Value Line Publishing, Inc., Value Line, Inc. or Value Line Securities, Inc. ("Value Line"). Value Line makes no representation regarding the advisability of investing in the JNL/Mellon Capital Management Value Line(R) 25 Fund. Jackson National Life Insurance Company is not affiliated with any Value Line Company.


                                                       TABLE OF CONTENTS

GLOSSARY..........................................................................................................1

KEY FACTS.........................................................................................................2


FEES AND EXPENSES TABLES..........................................................................................4

THE ANNUITY CONTRACT.............................................................................................11

JACKSON NATIONAL LIFE OF NY......................................................................................12

THE FIXED ACCOUNT................................................................................................12

THE SEPARATE ACCOUNT.............................................................................................13

INVESTMENT DIVISIONS.............................................................................................14

CONTRACT CHARGES.................................................................................................23

PURCHASES .......................................................................................................30

TRANSFERS AND FREQUENT TRANSFER RESTRICTIONS.....................................................................34

TELEPHONE AND INTERNET TRANSACTIONS..............................................................................37

ACCESS TO YOUR MONEY.............................................................................................38

INCOME PAYMENTS (THE INCOME PHASE)...............................................................................44

DEATH BENEFIT....................................................................................................49

TAXES............................................................................................................53

OTHER INFORMATION................................................................................................57

PRIVACY POLICY...................................................................................................60

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION.....................................................62


APPENDIX A (about Dow Jones)....................................................................................A-1

APPENDIX B (about Contract Enhancement recapture charges).......................................................B-1

APPENDIX C (GMWB examples)......................................................................................C-1

APPENDIX D (5% for Life GMWB examples)..........................................................................D-1

APPENDIX E (4% for Life GMWB examples)..........................................................................E-1

                                    GLOSSARY

THESE TERMS ARE CAPITALIZED WHEN USED THROUGHOUT THIS PROSPECTUS BECAUSE THEY HAVE SPECIAL MEANING. IN READING THIS PROSPECTUS, PLEASE REFER BACK TO THIS GLOSSARY IF YOU HAVE ANY QUESTIONS ABOUT THESE TERMS.

ACCUMULATION UNIT - a unit of measure we use to calculate the value in an Investment Division prior to the Income Date.

ANNUITANT - the natural person on whose life annuity payments for this Contract are based. The Contract allows for the naming of joint annuitants. Any reference to Annuitant includes any joint Annuitants.

ANNUITY UNIT - a unit of measure we use in calculating the value of a variable annuity payment on and after the Income Date.

BENEFICIARY - the natural person or legal entity designated to receive any Contract benefits upon the Owner's death. The Contract allows for the naming of multiple beneficiaries.

COMPLETED YEAR - the succeeding twelve months from the date on which we receive a premium payment.

CONTRACT - the individual deferred variable and fixed annuity contract and any optional endorsements you may have selected.

CONTRACT ANNIVERSARY - each one-year anniversary of the Contract's Issue Date.

CONTRACT ENHANCEMENT - a credit that we will make to each premium payment you make during the first Contract Year.


CONTRACT VALUE - the sum of your allocations between the Contract's Fixed Account and Investment Divisions.


CONTRACT YEAR - the succeeding twelve months from a Contract's Issue Date and every anniversary.


INTEREST RATE ADJUSTMENT - an adjustment to the Contract Value allocated to the Fixed Account that is withdrawn, transferred, or annuitized before the end of the specified period.


FIXED ACCOUNT - part of our General Account to which the Contract Value you allocate is guaranteed to earn a specified rate of return over a stated period.

GENERAL ACCOUNT - the General Account includes all our assets, including any Contract Value you allocated to the Fixed Account, which are available to our creditors.

GOOD ORDER - when our administrative requirements are met for any requested action or change, including that we have received sufficient supporting documentation.

INCOME DATE - the date on which you begin receiving annuity payments.

ISSUE DATE - the date your Contract is issued.

INVESTMENT DIVISION - one of multiple variable options of the Separate Account to allocate your Contract's value, each of which exclusively invests in a different available fund. The Investment Divisions are referred to as variable because the return on investment is not guaranteed.

JACKSON NATIONAL LIFE OF NY, JNLNY, WE, OUR, OR US - Jackson National Life Insurance Company of New York. (We do not capitalize "we," "our," or "us" in the prospectus.)


OWNER, YOU OR YOUR - the natural person or legal entity entitled to exercise all rights and privileges under the Contract. Usually, but not always, the Owner is the Annuitant. The Contract allows for the naming of joint owners. (We do not capitalize "you" or "your" in the prospectus.) Any reference to the Owner includes any joint Owners.


SEPARATE ACCOUNT - JNLNY Separate Account I.

                                    KEY FACTS

THE IMMEDIATELY FOLLOWING TWO SECTIONS BRIEFLY INTRODUCE THE CONTRACT (AND ITS BENEFITS AND FEATURES) AND ITS COSTS; HOWEVER, PLEASE CAREFULLY READ THE WHOLE PROSPECTUS AND ANY RELATED DOCUMENTS BEFORE PURCHASING THE CONTRACT TO BE SURE THAT IT WILL MEET YOUR NEEDS.

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ALLOCATION OPTIONS

The Contract makes available a Fixed Account and Investment Divisions for allocation of your premium payments and Contract Value. Allocations to the Fixed Account for a specified period of one year may remain for one year, and we may require equal monthly transfers to the Investment Divisions during the time. For more information about the Fixed Account, please see "THE FIXED ACCOUNT" beginning on page 12. For more information about the Investment Divisions, please see "INVESTMENT DIVISIONS" beginning on page 14.
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INVESTMENT PURPOSE

The Contract is intended to help you save for retirement or another long-term investment purpose. The Contract is designed to provide tax deferral on your earnings, if it not issued under a qualified retirement plan. Qualified plans confer their own tax deferral. For more information, please see "TAXES" beginning on page 53.

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FREE LOOK

If you change your mind about having purchased the Contract, you may return it without penalty. There are conditions and limitations. For more information, please see "FREE LOOK" beginning on page 58.

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PURCHASES

There are minimum and maximum premium requirements. You may elect to receive a credit on your premium payments during the first Contract Year, subject to conditions and limitations. The Contract also has a premium protection option, namely the Capital Protection Program. For more information, please see "PURCHASES" beginning on page 30.

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WITHDRAWALS

Before the Income Date, there are a number of ways to access your Contract Value, sometimes subject to a charge or adjustment, particularly during the early Contract Years. There are also a number of optional withdrawal benefits available. The Contract has a free withdrawal provision and waives the charges and adjustments in the event you may require extended care. For more information, please see "ACCESS TO YOUR MONEY" beginning on page 38.

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INCOME PAYMENTS

There are a number of income options available, including an optional, guaranteed minimum income benefit. For more information, please see "INCOME PAYMENTS (THE INCOME PHASE)" beginning on page 44.

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DEATH BENEFIT

The Contract has a death benefit that becomes payable if you die before the Income Date. An optional death benefit is also available. For more information, please see "DEATH BENEFIT" beginning on page 49.

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                            FEES AND EXPENSES TABLES

THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN PURCHASING, OWNING AND SURRENDERING THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU PURCHASE THE CONTRACT, SURRENDER THE CONTRACT OR TRANSFER CASH VALUE BETWEEN INVESTMENT OPTIONS.

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                           OWNER TRANSACTION EXPENSES

Front-end Sales Load...........................................................................................None

Maximum Withdrawal Charge (as a percentage of premium surrendered, if applicable)/1/.............................7%


Maximum Contract Enhancement Recapture Charge (as a percentage of the corresponding first year premium payments withdrawn if an optional Contract Enhancement is selected)/2/...............................................3%

         Completed Years Since
              Receipt of Premium            0        1        2        3        4       5        6        7+
         ---------------------------------------------------------------------------------------------------
         With 2% Credit                     2%       2%       1.25%    1.25%    0.5%    0        0        0
         With 3% Credit                     3%       3%       2%       2%       2%      1%       1%       0
         With 4% Credit                     3%       3%       2%       2%       2%      1%       1%       0

Maximum Premium Taxes (as a percentage of each premium payment)..................................................2%

Transfer Charge (per transfer after 15 in a Contract Year)/3/...................................................$25

Expedited Delivery Charge/4/.................................................................................$22.50

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/1/ There may be a withdrawal charge on these withdrawals of Contract Value: withdrawals in excess of the free withdrawal amount; a total withdrawal; and withdrawals on an Income Date that is within one year of the Issue Date. The withdrawal charge is based on a schedule with the withdrawal charge lasting four Completed Years:

         Completed Years Since
              Receipt of Premium    0       1        2        3        4+
         ----------------------------------------------------------------
         Withdrawal Charge          7%      6%       5%       4%       0%


/2/ Contract Enhancements are subject to the recapture charge that is based on Completed Years and depends on your Contract Enhancement. There may be a recapture charge on these withdrawals of Contract Value with a Contract Enhancement if the Contract is returned during the free look period; withdrawals in excess of the free withdrawal amounts; withdrawals that exceed the minimum distribution requirements of the Internal Revenue Code; a total withdrawal; and withdrawals on an Income Date that is within one year of the Issue Date.

/3/ We do not count transfers in conjunction with Dollar Cost Averaging, Earnings Sweep and Rebalancing, and automatic transfers from the Fixed Account.

/4/ For overnight delivery on Saturday; otherwise, the overnight delivery charge is $10 for withdrawals. We also charge $20 for wire transfers in connection with withdrawals.



THE NEXT TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING THE FUNDS' FEES AND EXPENSES.

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                                PERIODIC EXPENSES

FOR BASE CONTRACT

Annual Contract Maintenance Charge/5/...........................................................................$30

Separate Account Annual Expenses (as an annual percentage of the average daily account value of the Investment
Divisions)....................................................................................................1.65%

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     Mortality And Expense Risk Charge.................................................................1.50%
     Administration Charge/6/..........................................................................0.15%
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        Total Separate Account Annual Expenses........................................................1.65%
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FOR OPTIONAL ENDORSEMENTS (AS AN ANNUAL PERCENTAGE OF THE AVERAGE DAILY ACCOUNT
VALUE OF THE INVESTMENT DIVISIONS, UNLESS OTHERWISE NOTED) (YOU MAY ONLY SELECT
ONE OF EACH GROUPING, UNLESS OTHERWISE NOTED.)/7/

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4% Contract Enhancement Maximum Annual Charge/8/..............................................................0.56%
3% Contract Enhancement Maximum Annual Charge/8/..............................................................0.42%
2% Contract Enhancement Maximum Annual Charge/9/.............................................................0.395%
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Guaranteed Minimum Income Benefit  (GMIB) Maximum Annual Charge/10/...........................................0.75%
7% Guaranteed Minimum Withdrawal Benefit (GMWB) Maximum Annual Charge/11/.....................................0.70%
5% For Life GMWB Maximum Annual Charge/12/....................................................................1.30%
4% For Life GMWB Maximum Annual Charge/13/....................................................................0.85%
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Highest Anniversary Value Death Benefit Maximum Annual Charge/14/.............................................0.40%

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     Total Separate Account Annual Expenses With The Most Expensive Optional Endorsements/15/..........3.91%
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/5/ This charge is waived on Contract Value of $50,000 or more. This charge is deducted proportionally from yourallocations to the Fixed Account and Investment Divisions either annually (on your Contract Anniversary) or in conjunction with a total withdrawal, as applicable.

/6/ This charge is waived on initial premiums of $1,000,000 or more, but we may reverse the waiver and reinstate the Administrative Charge if your withdrawals during the first year of the Contract cause the Contract Value to drop below $1,000,000.

/7/ Some optional endorsements are only available to select in purchasing the Contract and once purchased cannot be canceled. Also, you may not select both the Guaranteed Minimum Income Benefit and any Guaranteed Minimum Withdrawal Benefit.

/8/  This charge lasts for the first seven Contract Years.

/9/  This charge lasts for the first five Contract Years.

/10/ On a calendar quarter basis the charge is 0.1875% of the GMIB Benefit Base.
     The current charge is 0.60%, which in a calendar quarter basis is 0.15% of the GMIB Benefit Base. The charge is deducted each calendar quarter and upon termination of the GMIB from the Investment Divisions and the Fixed Accounts on a pro rata basis. When it is deducted from the Investment Divisions, it is not part of the unit value calculations, but rather is deducted by means of a cancellation of units. For more information, including the definition of the GMIB Benefit Base, please see "Guaranteed Minimum Income Benefit" beginning on page 27.

/11/ The current charge is 0.40% and does not increase upon election of the step-up. For more information, please see "7% Guaranteed Minimum Withdrawal Benefit" beginning on page 39.

/12/ The charge depends on the Owner's age, or the age of the older Owner in the case of joint Owners, on the Contract's Issue Date (or the date this optional endorsement is selected, if different). For an Owner between the ages of: 60 and 64; 65 and 69; 70 and 74; and 75 and 80 - the maximum annual charge is: 1.30%; 0.85%; 0.60%; and 0.50%, respectively. Meanwhile, for the same age groups, the current charges are: 1.10%; 0.70%; 0.50%; and 0.40%, respectively. For more information, please see "5% Guaranteed Minimum Withdrawal Benefit" beginning on page 42.

/13/ The charge depends on the Owner's age, or the age of the older Owner in the case of joint Owners, on the Contract's Issue Date (or the date this optional endorsement is selected, if different). For an Owner between the ages of: 50 and 54; 55 and 59; 60 and 64; 65 and 69; 70 and 74; and 75 and
     80 - the maximum annual charge is: 0.85%; 0.65%; 0.50%; 0.35%; 0.30%; and
     0.20%, respectively. Meanwhile, for the same age groups, the current charges are: 0.65%; 0.50%; 0.35%; 0.25%; 0.20%; and 0.15%, respectively.
     For more information, please see "4% Guaranteed Minimum Withdrawal Benefit" beginning on page 42.

/14/ The current charge is 0.25%.

/15/ If you were to select these optional endorsements, based on the maximum annual charges: 4% Contract Enhancement, 5% For Life GMWB and Highest Anniversary Value Death Benefit.



THE INFORMATION BELOW SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE FUNDS AND A FULL TABLE OF THE EXPENSES CHARGED BY ALL OF THE FUNDS, WHICH YOU WILL PAY DURING THE TIME YOUR MONEY IS ALLOCATED TO THE CORRESPONDING INVESTMENT DIVISION. PLEASE REFER TO THE JNL SERIES TRUST, JNLNY VARIABLE FUND I LLC AND JNL VARIABLE FUND LLC PROSPECTUSES FOR MORE INFORMATION ON THE FUNDS, INCLUDING INVESTMENT OBJECTIVES, PERFORMANCE AND INFORMATION ON THE ADVISER AND ADMINISTRATOR, JACKSON NATIONAL ASSET MANAGEMENT, LLC, AND THE SUB-ADVISERS.


TOTAL ANNUAL FUND OPERATING EXPENSES (expenses that are deducted from Fund assets, including management and administration fees, distribution (12b-1) fees and other expenses)


Minimum:  0.59%

Maximum:  1.33%


                                                         FUND ANNUAL EXPENSES
                                   (as an annual percentage of the Fund's average daily net assets)


                                                     MANAGEMENT
                                                        AND           12B-1                    TOTAL FUND
                                                   ADMINISTRATIVE    SERVICE       OTHER         ANNUAL
                    FUND NAME                          FEE/1/         FEE/2/     EXPENSES/3/    EXPENSES

-------------------------------------------------- ---------------  ----------- ------------- -------------

JNL/AIM Large Cap Growth Fund                           0.81%          0.20%         0%          1.01%


JNL/AIM Small Cap Growth Fund                           0.95%          0.20%         0%          1.15%
JNL/Alger Growth Fund                                   0.80%          0.20%         0%          1.00%
JNL/Alliance Capital Growth Fund                        0.68%          0.20%         0%          0.88%
JNL/Eagle Core Equity Fund                              0.76%          0.20%         0%          0.96%
JNL/Eagle SmallCap Equity Fund                          0.85%          0.20%         0%          1.05%
JNL/FMR Balanced Fund                                   0.80%          0.20%         0%          1.00%
JNL/FMR Capital Growth Fund                             0.80%          0.20%         0%          1.00%
JNL/JPMorgan International Value Fund                   0.93%          0.20%         0%          1.13%
JNL/Lazard Mid Cap Value Fund                           0.82%          0.20%         0%          1.02%
JNL/Lazard Small Cap Value Fund                         0.85%          0.20%         0%          1.05%
JNL/Mellon Capital Management S&P 500 Index Fund        0.39%          0.20%         0%          0.59%
JNL/Mellon Capital Management S&P 400 MidCap
  Index Fund                                            0.39%          0.20%         0%          0.59%
JNL/Mellon Capital Management Small Cap Index
  Fund                                                  0.39%          0.20%         0%          0.59%
JNL/Mellon Capital Management International

  Index Fund                                            0.45%          0.20%         0%          0.65%
JNL/Mellon Capital Management Bond Index Fund           0.40%          0.20%         0%          0.60%
JNL/Mellon Capital Management Enhanced S&P 500

  Stock Index Fund                                      0.56%          0.20%         0%          0.76%
JNL/Oppenheimer Global Growth Fund                      0.85%          0.20%         0%          1.05%
JNL/Oppenheimer Growth Fund                             0.80%          0.20%         0%          1.00%
JNL/PIMCO Total Return Bond Fund                        0.60%          0.20%         0%          0.80%
JNL/Putnam Equity Fund                                  0.77%          0.20%         0%          0.97%
JNL/Putnam International Equity Fund                    0.93%          0.20%         0%          1.13%
JNL/Putnam Midcap Growth Fund                           0.85%          0.20%         0%          1.05%
JNL/Putnam Value Equity Fund                            0.75%          0.20%         0%          0.95%
JNL/Salomon Brothers High Yield Bond Fund               0.60%          0.20%         0%          0.80%
JNL/Salomon Brothers Strategic Bond Fund                0.74%          0.20%         0%          0.94%
JNL/Salomon Brothers U.S. Government & Quality
  Bond Fund                                             0.59%          0.20%         0%          0.79%
JNL/Select Balanced Fund                                0.59%          0.20%         0%          0.79%
JNL/Select Global Growth Fund                           0.89%          0.20%         0%          1.09%
JNL/Select Large Cap Growth Fund                        0.78%          0.20%         0%          0.98%
JNL/Select Money Market Fund                            0.40%          0.20%         0%          0.60%
JNL/Select Value Fund                                   0.65%          0.20%         0%          0.85%
JNL/T. Rowe Price Established Growth Fund               0.70%          0.20%         0%          0.90%
JNL/T. Rowe Price Mid-Cap Growth Fund                   0.82%          0.20%         0%          1.02%
JNL/T. Rowe Price Value Fund                            0.77%          0.20%         0%          0.97%
JNL/S&P Managed Conservative Fund/4/                    0.18%           0%           0%          0.18%
JNL/S&P Managed Moderate Fund/4/                        0.18%           0%           0%          0.18%
JNL/S&P Managed Moderate Growth Fund/4/                 0.17%           0%           0%          0.17%
JNL/S&P Managed Growth Fund/4/                          0.16%           0%           0%          0.16%
JNL/S&P Managed Aggressive Growth Fund/4/               0.17%           0%           0%          0.17%

JNL/Mellon Capital Management The DowSM 10 Fund         0.52%          0.20%        0.01%        0.73%
JNL/Mellon Capital Management The S&P(R) 10 Fund        0.52%          0.20%        0.01%        0.73%
JNL/Mellon Capital Management Global 15 Fund            0.57%          0.20%        0.01%        0.78%
JNL/Mellon Capital Management 25 Fund                   0.52%          0.20%        0.01%        0.73%
JNL/Mellon Capital Management Select Small-Cap
  Fund                                                  0.52%          0.20%        0.01%        0.73%
JNL/Mellon Capital Management JNL 5 Fund                0.52%          0.20%        0.01%        0.73%
JNL/Mellon Capital Management NASDAQ(R) 15 Fund         0.52%          0.20%        0.05%        0.77%
JNL/Mellon Capital Management Value Line(R) 25 Fund     0.52%          0.20%        0.16%        0.88%
JNL/Mellon Capital Management VIP Fund                  0.52%          0.20%        0.05%        0.77%
JNL/Mellon Capital Management Communications
  Sector Fund                                           0.52%          0.20%        0.01%        0.73%
JNL/Mellon Capital Management Consumer Brands
  Sector Fund                                           0.52%          0.20%        0.02%        0.74%
JNL/Mellon Capital Management Energy Sector Fund        0.52%          0.20%        0.02%        0.74%
JNL/Mellon Capital Management Financial Sector
  Fund                                                  0.52%          0.20%        0.01%        0.73%
JNL/Mellon Capital Management
  Pharmaceutical/Healthcare Sector Fund                 0.52%          0.20%        0.02%        0.74%
JNL/Mellon Capital Management Technology Sector
  Fund                                                  0.52%          0.20%        0.01%        0.73%
-------------------------------------------------- ---------------  ----------- ------------- -------------


/1/ Certain Funds pay Jackson National Asset Management, LLC, the administrator, an administrative fee for certain services provided to the Fund by the administrator. The JNL/Select Global Growth Fund, the JNL/JPMorgan International Value Fund, the JNL/Oppenheimer Global Growth Fund, the JNL/Putnam International Equity Fund and all of the JNL/Mellon Capital Management Funds except the JNL/Mellon Capital Management S&P 500 Index Fund, JNL/Mellon Capital Management S&P 400 MidCap Index Fund, JNL/Mellon Capital Management Small Cap Index Fund, JNL/Mellon Capital Management Bond Index Fund, JNL/Mellon Capital Management Enhanced S&P 500 Stock Index Fund and the JNL/Mellon Capital Management Global 15 Fund pay an administrative fee of 0.15%; the JNL/Mellon Capital Management Global 15 Fund pays an administrative fee of 0.20%; the five JNL/S&P Funds pay an administrative fee of 0.05%; the other Funds pay an administrative fee of 0.10%. The administrative fees are paid to Jackson National Asset Management, LLC. The Management and Administrative Fee and the Total Fund Annual Expenses columns in this table reflect the inclusion of any applicable administrative fee. The management fee reflects a reduction in connection with the adoption of a 0.20% Rule 12b-1 fee for the Fund's Class A shares. The management fees shown in the table for the Mellon Capital Management funds are lower than the actual fees incurred in 2003, to reflect reductions in the contractual management fee rates.

/2/ Effective December 15, 2003, the Fund implemented the Rule 12b-1 fee for Class A shares as part of its adoption of a Rule 12b-1 Plan. Rule 12b-1 fees may not exceed 0.20% of average daily net assets attributed to Class A shares.

/3/ Other Expenses reflect the fees and expense of the disinterested Managers and of independent legal counsel to the disinterested Managers include the costs associated with license fees paid by certain Funds and the fees and expenses of the disinterested Managers, their independent legal counsel and for a majority of the estimated expenses associated with the Chief Compliance Officer.

/4/ UNDERLYING FUND EXPENSES. The expenses shown above are the annual operating expenses for the JNL/S&P Funds. Because the JNL/S&P Funds invest in other Funds of the JNL Series Trust and JNL Variable Fund LLC, the JNL/S&P Funds will indirectly bear its pro rata share of fees and expenses of the underlying Funds in addition to the expenses shown.

The total annual operating expenses for each JNL/S&P Fund (including both the annual operating expenses for the JNL/S&P Funds and the annual operating expenses for the underlying Funds) could range from 0.75% to 1.33% (this range reflects an investment in the Funds with the lowest and highest Total Fund Annual Expenses). The table below shows estimated total annual operating expenses for each of the JNL/S&P Funds based on the pro rata share of expenses that the JNL/S&P Funds would bear if they invested in a hypothetical mix of underlying Funds. The adviser believes the expenses shown below to be a likely approximation of the expenses the JNL/S&P Funds will incur based on the actual mix of underlying Funds. The expenses shown below include both the annual operating expenses for the JNL/S&P Fund and the annual operating expenses for the underlying Funds. The actual expenses of each JNL/S&P Fund will be based on the actual mix of underlying Funds in which it invests. The actual expenses may be greater or less than those shown.

         JNL/S&P Managed Conservative Fund...............................1.002%
         JNL/S&P Managed Moderate Fund...................................1.035%
         JNL/S&P Managed Moderate Growth Fund............................1.070%
         JNL/S&P Managed Growth Fund.....................................1.111%
         JNL/S&P Managed Aggressive Growth Fund..........................1.128%


         EXAMPLES. These examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity Contracts.


         Each of the examples assumes that you invest $10,000 in the Contract for the time periods indicated. Neither transfer fees nor premium tax charges are reflected in the examples. The examples also assume that your investment has a 5% return each year. Your actual costs may be higher or lower than the costs shown in the examples.

         The following examples include the 4% Contract Enhancement, the maximum fees and expenses of any of the Funds and the cost if you select the most expensive combination of optional endorsements: the 4% Contract Enhancement, the 5% for Life GMWB (using the maximum possible charge (at age 60)) and Highest Anniversary Value Death Benefit. Based on these assumptions, your costs would be:

         If you surrender your Contract at the end of each time period:

         1 YEAR            3 YEARS          5 YEARS           10 YEARS
         $1,544            $2,329           $2,909            $5,226


         If you do not surrender your Contract or if you begin receiving income payments from your Contract after the first year:


         1 YEAR            3 YEARS          5 YEARS           10 YEARS
         $544              $1,629           $2,709            $5,226

         The following examples include the minimum fees and expenses of any of the Funds and the cost for just the base Contract (no optional endorsements). Based on these assumptions, your costs would be:

         If you surrender your Contract at the end of each time period:

         1 YEAR            3 YEARS          5 YEARS           10 YEARS
         $927              $1,200           $1,200            $2,575


         If you do not surrender your Contract or if you begin receiving income payments from your Contract after the first year:


         1 YEAR            3 YEARS          5 YEARS           10 YEARS
         $227              $700             $1,200            $2,575

         EXPLANATION OF THE FEES AND EXPENSES TABLES AND EXAMPLES. The purpose of the Fee and Expense Tables and examples is to assist you in understanding the various costs and expenses that you will bear directly or indirectly. The Fee Table reflects the expenses of the Separate Account and the Funds. Premium taxes may also apply. The examples also reflect the annual contract maintenance charge, which is determined by dividing the total amount of such charges collected during the calendar year by the total market value of the Investment Divisions and the Fixed Accounts.


         A withdrawal charge is imposed on income payments which occur within 13 months of the date the Contract is issued.

         THE EXAMPLES DO NOT REPRESENT PAST OR FUTURE EXPENSES. THE ACTUAL EXPENSES THAT YOU INCUR MAY BE GREATER OR LESS THAN THOSE SHOWN.

         FINANCIAL STATEMENTS. You can find the financial statements of the Separate Account and Jackson National Life of NY in the Statement of Additional Information. The financial statements of the Separate Account do not include information derived from this Contract, as the financial statements are for periods prior to the offering of this Contract. To obtain a copy free of charge, contact us at our Annuity Service Center. Our contact information is on the first page of this prospectus.


         CONDENSED FINANCIAL INFORMATION. No condensed financial information is provided for this new Contract that does not have any history of changes in the values of Accumulation Units. Accumulation Units are determined on the basis of changes in the per share value of the relevant underlying Fund and Separate Account charges for the base Contract and the various combinations of optional endorsements.


                              THE ANNUITY CONTRACT


         Your Contract is a contract between you, the Owner, and us. Your Contract is intended to help facilitate your retirement savings on a tax-deferred basis, or other long-term investment purposes, and provides for a death benefit. Purchases under tax-qualified plans should be made for other than tax deferral reasons. Tax-qualified plans provide tax deferral that does not rely on the purchase of an annuity Contract. We generally will not issue a Contract to someone older than
         90. Optional benefits may have different requirements, as noted.


         You may allocate your Contract Value to

               o our Fixed Accounts, as may be made available by us, or as may be otherwise limited by us; or to

               o Investment Divisions of the Separate Account that invest in underlying funds.

         Your Contract, like all deferred annuity Contracts, has two phases:

               o the ACCUMULATION PHASE, when you make premium payments to us, and

               o    the INCOME PHASE, when we make income payments to you.


         As the Owner, you can exercise all the rights under your Contract. You can assign your Contract at any time during your lifetime, but we will not be bound until we receive written notice of the assignment (there is an assignment form). An assignment may be a taxable event. With Contracts with the 5% or 4% For Life GMWB, your ability to change ownership is limited. Please contact the Annuity Service Center for help and more information.


                           JACKSON NATIONAL LIFE OF NY

         We are a stock life insurance company organized under the laws of the state of New York in July 1995. Our legal domicile and principal business address is 2900 Westchester Avenue, Purchase, New York 10577. We are admitted to conduct life insurance and annuity business in the states of Delaware, New York and Michigan. We are ultimately a wholly owned subsidiary of Prudential plc (London, England).

         We issue the Contracts and administer the Contracts and the Separate Account. We maintain records of the name, address, taxpayer identification number and other pertinent information for each Owner, the number and type of Contracts issued to each Owner and records with respect to the value of each Contract.


         Jackson National Life of NY is working to provide documentation electronically. When this program is available, Jackson National Life of NY will, as permitted, forward documentation electronically. Please contact us at our Annuity Service Center for more information.


                                THE FIXED ACCOUNT


         Contract Value that you allocate to a Fixed Account option will be placed with other assets in our General Account. The Fixed Account is not registered with the SEC, and the SEC does not review the information we provide to you about it. Disclosures regarding the Fixed Account, however, may be subject to the general provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. We reserve the right to limit the availability of the Fixed Account. For more information about the availability of the Fixed Account, please see the application, check with the registered representative helping you to purchase the Contract, or contact us at our Annuity Service Center.


         Each Fixed Account option offers a base interest rate that we established and will credit to your Contract Value in the Fixed Account for a specified period (currently, one, three, five or seven years), so long as the Contract Value is not withdrawn, transferred, or annuitized until the end of the specified period. The Fixed Account minimum interest rate is 1.5% per annum, which is credited daily. Subject to these minimum requirements, we may declare different base interest rates at different times.

         Your Contract Value may be subject to an "Interest Rate Adjustment" and a withdrawal charge, however, if you decide to withdraw or transfer your Contract Value allocated to the Fixed Account, or if you annuitize the Contract, before the end of the specified period. The Interest Rate Adjustment depends on the base interest rate that was available when you allocated Contract Value to a Fixed Account option versus the base interest rate available for allocations to a new Fixed Account option with a duration equal to the number of years remaining in the current Fixed Account option at the time of withdrawal, transfer, or annuitization. If your base interest rate is higher than the base interest rate available for allocations to a new Fixed Account option with a duration equal to the number of years remaining in the current Fixed Account option at the time of withdrawal, transfer, or annuitization, then the Interest Rate Adjustment will increase your Contract Value, and vice versa. However, there will be no Interest Rate Adjustment when the base interest rate available for allocations to the same Fixed Account option at the time of withdrawal, transfer, or annuitization is less than your base interest rate by 0.25% or less. Also, there is no Interest Rate Adjustment on: the one-year Fixed Account option; death benefit proceed payments; payments pursuant to a life contingent income option or an income option resulting in payments spread over at least five years; amounts withdrawn for Contract charges; and free withdrawals. In no event will your Contract Value allocated to the Fixed Account be less than if it had been credited the Fixed Account minimum interest rate after any withdrawals and transfers, and after charges.

         Whenever a specified period ends, you will have 30 days to transfer or withdraw the Contract Value in the Fixed Account option, and there will not be an Interest Rate Adjustment. If you do nothing, then after 30 days, the Contract Value that remains in that Fixed Account option will be subject to another specified period of the same duration, subject to availability, and provided that that specified period will not extend beyond the Income Date. Otherwise, we will allocate the Contract Value based on your Investment Division allocation instructions.


         You may allocate premiums to the one-year Fixed Account option, but we may require that the amount in the one-year Fixed Account (including any Contract Enhancement) be automatically transferred on a monthly basis in equal installments to your choice of investment division within 12 months of the date we received the premium, so that at the end of the period, all amounts in the one-year Fixed Account will have been transferred. The amount will be determined based on the amount allocated to the one-year Fixed Account and the base interest rate. Charges, withdrawals and additional transfers taken from the one-year Fixed Account will shorten the length of time it takes to deplete the account balance. These automatic transfers will not count against the 15 free transfers in a Contract year.


         Interest will continue to be credited daily on the account balance remaining in the one-year Fixed Account as funds are automatically transferred into your choice of Investment Division options. However, the effective yield over the 12-month automatic transfer period will be less than the base interest rate, as it will be applied to a declining balance in the one-year Fixed Account.

                              THE SEPARATE ACCOUNT

         We established the Separate Account on September 12, 1997, pursuant to the provisions of New York law. The Separate Account is a separate account and a unit investment trust under federal securities law and is registered as an investment company with the SEC.

         The assets of the Separate Account legally belong to us and the obligations under the Contracts are our obligations. However, we are not allowed to use the Contract assets in the Separate Account to pay our liabilities arising out of any other business we may conduct. All of the income, gains and losses resulting from these assets (whether or not realized) are credited to or charged against the Contracts and not against any other Contracts we may issue. The obligations under the Contracts are our obligations.
         The Separate Account is divided into Investment Divisions. We do not guarantee the investment performance of the Separate Account or any of its Investment Divisions.

                              INVESTMENT DIVISIONS


         You can allocate your Contract Value to any or all of the Investment Divisions; however, you may not allocate to more than 18 Investment Divisions and the Fixed Account at any one time. Each Investment Division purchases the shares of one underlying fund (mutual fund portfolio) that has its own investment objective. The Investment Divisions are designed to offer the potential for a higher return than the Fixed Account. HOWEVER, THIS IS NOT GUARANTEED. IT IS POSSIBLE FOR YOU TO LOSE YOUR MONEY ALLOCATED TO ANY OF THE INVESTMENT DIVISIONS. If you allocate Contract Values to the Investment Divisions, the amounts you are able to accumulate in your Contract during the accumulation phase depend upon the performance of the Investment Divisions you select. The amount of the income payments you receive during the income phase also will depend, in part, on the performance of the Investment Divisions you choose for the income phase.



                                                 THE FUNDS, INVESTMENT OBJECTIVES AND ADVISERS

======================================== =============================================== =============================
                                                                                           INVESTMENT ADVISER (AND
             NAME OF FUND                             INVESTMENT OBJECTIVE                       SUB-ADVISER)
======================================================================================================================
JNL SERIES TRUST
----------------------------------------------------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/AIM Large Cap Growth Fund            Seeks long-term growth of capital by            Jackson National Asset
                                         investing at least 80% of its assets (net       Management, LLC (and AIM
                                         assets plus the amount of any borrowings for    Capital Management, Inc.)
                                         investment purposes) in securities of
                                         large-capitalization companies.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/AIM Small Cap Growth Fund            Seeks long-term growth of capital by normally   Jackson National Asset
                                         investing at least 80% of its assets (net       Management, LLC (and AIM
                                         assets plus the amount of any borrowings for    Capital Management, Inc.)
                                         investment purposes) in securities of
                                         small-cap companies.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Alger Growth Fund                    Seeks long-term capital appreciation by         Jackson National Asset
                                         investing at least 65% of its total assets in   Management, LLC (and Fred
                                         a diversified portfolio of equity securities    Alger Management, Inc.)
                                         - common stock, preferred stock, and
                                         securities convertible into or exchangeable
                                         for common stock - of large companies which
                                         trade on U.S. exchanges or in the U.S.
                                         over-the-counter market.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Alliance Capital Growth Fund         Seeks long-term growth of capital by            Jackson National Asset
                                         investing primarily in a diversified            Management, LLC (and
                                         portfolio of common stocks or securities with   Alliance Capital Management
                                         common stock characteristics that the           L.P.)
                                         sub-adviser believes have the potential for
                                         capital appreciation, which include
                                         securities convertible into or exchangeable
                                         for common stock.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Eagle Core Equity Fund               Seeks long-term capital appreciation and,       Jackson National Asset
                                         secondarily, current income by investing at     Management, LLC (and Eagle
                                         least 80% of its assets (net assets plus the    Asset Management, Inc.)
                                         amount of any borrowings for investment
                                         purposes) in a diversified portfolio of
                                         common stock of U.S. companies that meet the
                                         criteria for one of three separate equity
                                         strategies: the growth equity strategy, the
                                         value equity strategy and the equity income
                                         strategy.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Eagle SmallCap Equity Fund           Seeks long-term capital appreciation by         Jackson National Asset
                                         investing at least 80% of its assets (net       Management, LLC (and Eagle
                                         assets plus the amount of any borrowings for    Asset Management, Inc.)
                                         investment purposes) in a diversified
                                         portfolio of equity securities of U.S.
                                         companies with market capitalizations in the
                                         range of securities represented by the
                                         Russell 2000(R) Index.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/FMR Balanced Fund                    Seeks income and capital growth, consistent     Jackson National Asset
                                         with reasonable risk by investing 60% of its    Management, LLC (and
                                         assets in securities and the remainder in       Fidelity Management &
                                         bonds and other debt securities.                Research Company)
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/FMR Capital Growth Fund              Seeks long-term growth of capital by            Jackson National Asset
                                         investing in securities issued by               Management, LLC (and
                                         medium-sized companies.                         Fidelity Management &
                                                                                         Research Company)
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/JPMorgan International Value Fund    Seeks high total return from a portfolio of     Jackson National Asset
                                         equity securities of foreign companies in       Management, LLC (and J.P.
                                         developed and, to a lesser extent, developing   Morgan Investment
                                         markets.                                        Management, Inc.)
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Lazard Mid Cap Value Fund            Seeks capital appreciation by investing at      Jackson National Asset
                                         least 80% of its assets (net assets plus the    Management, LLC (and Lazard
                                         amount of any borrowings for investment         Asset Management)
                                         purposes) in a non-diversified portfolio of
                                         equity securities of U.S. companies with
                                         market capitalizations in the range of
                                         companies represented in the Russell Mid Cap
                                         Index and that the sub-adviser believes are
                                         undervalued based on their return on equity.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Lazard Small Cap Value Fund          Seeks capital appreciation by investing at      Jackson National Asset
                                         least 80% of its assets (net assets plus the    Management, LLC (and Lazard
                                         amount of any borrowings for investment         Asset Management)
                                         purposes) in a non-diversified portfolio of
                                         equity securities of U.S. companies with
                                         market capitalizations in the range of
                                         companies represented by the Russell 2000(R)
                                         Index that the sub-adviser believes are
                                         undervalued based on their return on equity.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Mellon Capital Management S&P 500    Seeks to match the performance of the S&P       Jackson National Asset
Index Fund                               500(R) Index to provide long-term capital       Management, LLC (and Mellon
                                         growth by investing in large-capitalization     Capital Management
                                         company securities.                             Corporation)
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------

JNL/Mellon Capital Management S&P 400    Seeks to match the performance of the S&P       Jackson National Asset
MidCap Index Fund                        400(R) Index to provide long-term capital       Management, LLC (and Mellon
                                         growth by investing in equity securities of     Capital Management
                                         medium capitalization-weighted domestic         Corporation)
                                         corporations.

---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Mellon Capital Management Small      Seeks to match the performance of the Russell   Jackson National Asset
Cap Index Fund                           2000(R) Index to provide long-term growth of    Management, LLC (and Mellon
                                         capital by investing in equity securities of    Capital Management
                                         small- to mid-size domestic corporations.       Corporation)
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Mellon Capital Management            Seeks to match the performance of the Morgan    Jackson National Asset
International Index Fund                 Stanley Capital International Europe            Management, LLC (and Mellon
                                         Australasia Far East Free Index to provide      Capital Management
                                         long-term capital growth by investing in        Corporation)
                                         international equity securities attempting
                                         to match the characteristics of each country
                                         within the index.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Mellon Capital Management Bond       Seeks to match the performance of the Lehman    Jackson National Asset
Index Fund                               Brothers Aggregate Bond Index to provide a      Management, LLC (and Mellon
                                         moderate rate of income by investing in         Capital Management
                                         domestic fixed-income investments.              Corporation)
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Mellon Capital Management Enhanced   Seeks to exceed the performance of the S&P      Jackson National Asset
S&P 500 Stock Index Fund                 500 Index by tilting towards stocks having      Management, LLC (and Mellon
                                         higher expected return while maintaining        Capital Management
                                         overall index characteristics.                  Corporation)
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Oppenheimer Global Growth Fund       Seeks capital appreciation by investing         Jackson National Asset
                                         primarily in common stocks of companies in      Management, LLC (and
                                         the U.S. and foreign countries. The Fund can    OppenheimerFunds, Inc.)
                                         invest without limit in foreign securities
                                         and can invest in any country, including
                                         countries with developed or emerging markets.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Oppenheimer Growth Fund              Seeks capital appreciation by investing         Jackson National Asset
                                         mainly in common stocks of "growth              Management, LLC (and
                                         companies." The Fund currently focuses on       OppenheimerFunds, Inc.)
                                         stocks of companies having a large
                                         capitalization (currently more than $12
                                         billion) or mid-capitalization ($2 billion to
                                         $12 billion), but this focus could change
                                         over time as well as the companies the Fund
                                         considers to be currently large- and
                                         mid-capitalization.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/PIMCO Total Return Bond Fund         Seeks maximum total return, consistent with     Jackson National Asset
                                         the preservation of capital and prudent         Management, LLC (and
                                         investment management, by normally investing    Pacific Investment
                                         at least 80% of its assets (net assets plus     Management Company LLC)
                                         the amount of any borrowings for investment
                                         purposes) in a diversified portfolio of
                                         investment-grade, fixed-income securities of
                                         U.S. and foreign issuers such as government,
                                         corporate, mortgage- and other asset-backed
                                         securities and cash equivalents.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Putnam Equity Fund                   Seeks long-term capital growth by investing     Jackson National Asset
                                         primarily in a diversified portfolio of         Management, LLC (and Putnam
                                         common stock of domestic, large-                Investment Management, Inc.)
                                         capitalization companies. However, the
                                         Fund may also invest in preferred stocks,
                                         bonds, convertible preferred stock and
                                         convertible debentures if the sub-adviser
                                         believes that they offer the potential for
                                         capital appreciation.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Putnam International Equity Fund     Seeks long-term growth of capital by            Jackson National Asset
                                         investing at least 80% of its assets (net       Management, LLC (and Putnam
                                         assets plus the amount of any borrowings for    Investment Management, Inc.)
                                         investment purposes) in a diversified
                                         portfolio consisting primarily of common
                                         stocks of non-U.S. companies. The Fund
                                         invests in foreign securities that the
                                         sub-adviser believes offer significant
                                         potential for long-term appreciation.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Putnam Midcap Growth Fund            Seeks capital appreciation by investing         Jackson National Asset
                                         mainly in common stocks of U.S.                 Management, LLC (and Putnam
                                         mid-capitalization companies of a similar       Investment Management, Inc.)
                                         size to those in the Russell MidCap(R) Growth
                                         Index, with a focus on growth stocks which
                                         are stocks whose earnings the sub-adviser
                                         believes are likely to grow faster than the
                                         economy as a whole.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Putnam Value Equity Fund             Seeks capital growth, with income as a          Jackson National Asset
                                         secondary objective, by investing primarily     Management, LLC (and Putnam
                                         in a diversified portfolio of equity            Investment Management, Inc.)
                                         securities of domestic, large-capitalization
                                         companies. At least 80% of its assets (net
                                         assets plus the amount of any borrowings for
                                         investment purposes) will be invested, under
                                         normal market conditions, in equity
                                         securities.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Salomon Brothers High Yield Bond     Seeks to maximize current income, with          Jackson National Asset
Fund                                     capital appreciation as a secondary             Management, LLC (and
                                         objective, by investing at least 80% of its     Salomon Brothers Asset
                                         assets (net assets plus the amount of any       Management Inc.)
                                         borrowings for investment purposes) in
                                         high-yield, high-risk debt securities ("junk
                                         bonds") and related investments and may
                                         invest in securities of foreign
                                         insurers.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Salomon Brothers Strategic Bond      Seeks a high level of current income, with      Jackson National Asset
Fund                                     capital appreciation as a secondary             Management, LLC (and
                                         objective, by investing at least 80% of its     Salomon Brothers Asset
                                         assets (net assets plus the amount of any       Management Inc.)
                                         borrowings for investment purposes) in a
                                         globally diverse portfolio of fixed-income
                                         investments.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Salomon Brothers U.S. Government &   Seeks a high level of current income by         Jackson National Asset
Quality Bond Fund                        investing at least 80% of its assets (net       Management, LLC (and
                                         assets plus the amount of any borrowings for    Salomon Brothers Asset
                                         investment purposes) in: (i) U.S. Treasury      Management Inc.)
                                         obligations; (ii) obligations issued or
                                         guaranteed by agencies or instrumentalities
                                         of the U.S. Government which are backed by
                                         their own credit and may not be backed by the
                                         full faith and credit of the U.S. Government;
                                         and (iii) mortgage-backed securities
                                         guaranteed by the Government National
                                         Mortgage Association that are supported by
                                         the full faith and credit of the U.S.
                                         Government.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Select Balanced Fund                 Seeks reasonable income and long-term capital   Jackson National Asset
                                         growth by investing primarily in a              Management, LLC (and
                                         diversified portfolio of common stock and       Wellington Management
                                         investment grade fixed-income securities, but   Company, LLP)
                                         may also invest up to 15% of its assets in
                                         foreign equity and fixed income securities.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Select Global Growth Fund            Seeks long-term growth of capital by            Jackson National Asset
                                         investing at least 80% of its assets (net       Management, LLC (and
                                         assets plus the amount of any borrowings for    Wellington Management
                                         investment purposes) in a diversified           Company, LLP)
                                         portfolio of equity securities of foreign and
                                         domestic issuers.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Select Large Cap Growth Fund         Seeks long-term growth of capital by            Jackson National Asset
                                         investing at least 80% of its assets (net       Management, LLC (and
                                         assets plus the amount of any borrowings for    Wellington Management
                                         investment purposes) in a diversified           Company, LLP)
                                         portfolio of common stocks of large U.S.
                                         companies selected for their growth potential.

---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Select Money Market Fund             Seeks a high level of current income as is      Jackson National Asset
                                         consistent with the preservation of capital     Management, LLC (and
                                         and maintenance of liquidity by investing in    Wellington Management
                                         high quality, short-term money market           Company, LLP)
                                         instruments.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Select Value Fund                    Seeks long-term growth of capital by            Jackson National Asset
                                         investing at least 65% of its total assets in   Management, LLC (and
                                         common stocks of domestic companies, focusing   Wellington Management
                                         on companies with large market                  Company, LLP)
                                         capitalizations.  Using a value approach, the
                                         fund seeks to invest in stocks that are
                                         undervalued relative to other stocks.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/T. Rowe Price Established Growth     Seeks long-term growth of capital and           Jackson National Asset
Fund                                     increasing dividend income by investing         Management, LLC (and T.
                                         primarily in a diversified portfolio of         Rowe Price Associates, Inc.)
                                         common stocks of well-established U.S. growth
                                         companies.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/T. Rowe Price Mid-Cap Growth Fund    Seeks long-term growth of capital by normally   Jackson National Asset
                                         investing at least 80% of its assets (net       Management, LLC (and T.
                                         assets plus the amount of any borrowings for    Rowe Price Associates,
                                         investment purposes) in a diversified           Inc.)
                                         portfolio of common stocks of medium-sized
                                         (mid-cap) U.S. companies which the
                                         sub-adviser expects to grow at a faster rate
                                         than the average company.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/T. Rowe Price Value Fund             Seeks long-term capital appreciation by         Jackson National Asset
                                         investing in common stocks believed to be       Management, LLC (and T.
                                         undervalued.  Income is a secondary             Rowe Price Associates,
                                         objective.  In taking a value approach to       Inc.)
                                         investment selection, at least 65% of its
                                         total assets will be invested in common
                                         stocks the portfolio manager regards as
                                         undervalued.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/S&P Managed Conservative Fund        Seeks capital growth and current income by      Jackson National Asset
                                         investing in Class A Shares of a diversified    Management, LLC (and
                                         group of other Funds of the JNL Series Trust    Standard & Poor's
                                         and JNL Variable Fund LLC that invest in        Investment Advisory
                                         equity and fixed income securities.             Services, Inc.)
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/S&P Managed Moderate Fund            Seeks capital growth, with current income as    Jackson National Asset
                                         a secondary objective, by investing in Class    Management, LLC (and
                                         A Shares of a diversified group of other        Standard & Poor's
                                         Funds of the JNL Series Trust and JNL           Investment Advisory
                                         Variable Fund LLC that invest in equity and     Services, Inc.)
                                         fixed income securities.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/S&P Managed Moderate Growth Fund     Seeks capital growth and current income by      Jackson National Asset
                                         investing in Class A Shares of a diversified    Management, LLC (and
                                         group of other Funds of the JNL Series Trust    Standard & Poor's
                                         and JNL Variable Fund LLC that invest in        Investment Advisory
                                         equity and fixed income securities.             Services, Inc.)
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/S&P Managed Growth Fund              Seeks capital growth with current income as a   Jackson National Asset
                                         secondary objective by investing in Class A     Management, LLC (and
                                         Shares of a diversified group of other Funds    Standard & Poor's
                                         of the JNL Series Trust and JNL Variable Fund   Investment Advisory
                                         LLC that invest in equity and fixed income      Services, Inc.)
                                         securities.
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/S&P Managed Aggressive Growth Fund   Seeks capital growth by investing in Class A    Jackson National Asset
                                         Shares of a diversified group of other Funds    Management, LLC (and
                                         of the JNL Series Trust and JNL Variable Fund   Standard & Poor's
                                         LLC that invest in equity and fixed income      Investment Advisory
                                         securities.                                     Services, Inc.)
---------------------------------------- ----------------------------------------------- -----------------------------
JNLNY VARIABLE FUND I LLC
----------------------------------------------------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Mellon Capital Management The        Seeks total return through a combination of     Jackson National Asset
DowSM 10 Fund                            capital appreciation and dividend income.       Management, LLC (and Mellon
                                                                                         Capital Management
                                                                                         Corporation)
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Mellon Capital Management The S&P(R) Seeks total return through a combination of     Jackson National Asset
10 Fund                                  capital appreciation and dividend income.       Management, LLC (and Mellon
                                                                                         Capital Management
                                                                                         Corporation)
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Mellon Capital Management Global     Seeks total return through a combination of     Jackson National Asset
15 Fund                                  capital appreciation and dividend income.       Management, LLC (and Mellon
                                                                                         Capital Management
                                                                                         Corporation)
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Mellon Capital Management 25 Fund    Seeks total return through a combination of     Jackson National Asset
                                         capital appreciation and dividend income.       Management, LLC (and Mellon
                                                                                         Capital Management
                                                                                         Corporation)
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Mellon Capital Management Select     Seeks total return through capital              Jackson National Asset
Small-Cap Fund                           appreciation.                                   Management, LLC (and Mellon
                                                                                         Capital Management
                                                                                         Corporation)
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Mellon Capital Management NASDAQ(R)  Seeks total return by investing in the common   Jackson National Asset
15 Fund                                  stocks of companies that are expected to have   Management, LLC (and Mellon
                                         a potential for capital appreciation.           Capital Management
                                                                                         Corporation)
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Mellon Capital Management Value      Seeks capital appreciation by investing in 25   Jackson National Asset
Line(R) 25 Fund                          of the 100 common stocks that Value Line(R)     Management, LLC (and Mellon
                                         gives a #1 ranking for TimelinessTM.            Capital Management
                                                                                         Corporation)
---------------------------------------- ----------------------------------------------- -----------------------------
----------------------------------------------------------------------------------------------------------------------
JNL VARIABLE FUND LLC
----------------------------------------------------------------------------------------------------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Mellon Capital Management JNL 5      Seeks total return through a combination of     Jackson National Asset
Fund                                     capital appreciation and dividend income.       Management, LLC (and Mellon
                                                                                         Capital Management
                                                                                         Corporation)
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Mellon Capital Management VIP Fund   Seeks total return by investing in the common   Jackson National Asset
                                         stocks of companies that are identified by a    Management, LLC (and Mellon
                                         model based on six separate specialized         Capital Management
                                         strategies.                                     Corporation)
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Mellon Capital Management            Seeks total return through a combination of     Jackson National Asset
Communications Sector Fund               capital appreciation and dividend income.       Management, LLC (and Mellon
                                                                                         Capital Management
                                                                                         Corporation)
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Mellon Capital Management Consumer   Seeks total return through a combination of     Jackson National Asset
Brands Sector Fund                       capital appreciation and dividend income.       Management, LLC (and Mellon
                                                                                         Capital Management
                                                                                         Corporation)
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Mellon Capital Management Energy     Seeks total return through a combination of     Jackson National Asset
Sector Fund                              capital appreciation and dividend income.       Management, LLC (and Mellon
                                                                                         Capital Management
                                                                                         Corporation)
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Mellon Capital Management            Seeks total return through a combination of     Jackson National Asset
Financial Sector Fund                    capital appreciation and dividend income.       Management, LLC (and Mellon
                                                                                         Capital Management
                                                                                         Corporation)
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Mellon Capital Management            Seeks total return through a combination of     Jackson National Asset
Pharmaceutical/Healthcare Sector Fund    capital appreciation and dividend income.       Management, LLC (and Mellon
                                                                                         Capital Management
                                                                                         Corporation)
---------------------------------------- ----------------------------------------------- -----------------------------
---------------------------------------- ----------------------------------------------- -----------------------------
JNL/Mellon Capital Management            Seeks total return through a combination of     Jackson National Asset
Technology Sector Fund                   capital appreciation and dividend income.       Management, LLC (and Mellon
                                                                                         Capital Management
                                                                                         Corporation)
---------------------------------------- ----------------------------------------------- -----------------------------


         The investment objectives and policies of certain Funds are similar to the investment objectives and policies of other mutual funds that the Fund's investment sub-advisers also manage. Although the objectives and policies may be similar, the investment results of the Fund may be higher or lower than the results of those other mutual funds. We cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the Funds have the same investment advisers. The Funds described are available only through variable annuity Contracts issued by Jackson National Life of NY. They are NOT offered or made available to the general public directly.


         A Fund's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on a Fund with a small asset base. A Fund may not experience similar performance as its assets grow.

         You should read the prospectus for the JNL Series Trust, JNL Variable Fund LLC and the JNLNY Variable Fund I LLC carefully before investing. Additional Investment Divisions and underlying funds may be available in the future.

         VOTING PRIVILEGES. To the extent required by law, we will obtain instructions from you and other Owners about how to vote our shares of a Fund when there is a vote of shareholders of a Fund. We will vote all the shares we own in proportion to those instructions from Owners.

         SUBSTITUTION. We reserve the right to substitute a different underlying fund or investment company for the one in which any Investment Division is currently invested, or transfer money to the General Account. We will not do this without any required approval of the SEC. We will give you notice of any substitution.

                                CONTRACT CHARGES


         There are charges associated with your Contract, the deduction of which will reduce the investment return of your Contract. Charges are deducted proportionally from your Contract Value. Some of these charges are for optional endorsements, as noted, so they are deducted from your Contract Value only if you selected to add that optional endorsement to your Contract. These charges may be a lesser amount where required by state law or as described below, but will not be increased, except as also described. We expect to profit from certain charges associated under the Contract. These charges (and certain other expenses) are as follows:

         MORTALITY AND EXPENSE RISK CHARGES. Each day, as part of our calculation of the value of the Accumulation Units and Annuity Units, we make a deduction for the Mortality and Expense Risk Charges. On an annual basis, this charge equals 1.50% of the average daily net asset value of your allocations to the Investment Divisions. This charge does not apply to the Fixed Account.


         This charge compensates us for the risks we assume in connection with all the Contracts, not just your Contract. Our mortality risks under the Contracts arise from our obligations and include:

               o to make income payments for the life of the Annuitant during the income phase;

               o to waive the withdrawal charge in the event of the Owner's death; and

               o    to provide a basic death benefit prior to the Income Date.

         Our expense risks under the Contracts include the risk that our actual cost of administering the Contracts and the Investment Divisions may exceed the amount that we receive from the administration charge and the annual contract maintenance charges. Included among these expense risks are those that we assume in connection with waivers of withdrawal charges under the Extended Care Benefit.


         If your Contract Value were ever to become insufficient to pay this charge, your Contract would terminate without value.

         ANNUAL CONTRACT MAINTENANCE CHARGE. During the accumulation phase, we deduct a $30 annual contract maintenance charge on each anniversary of the Issue Date. We will also deduct the annual contract maintenance charge if you make a total withdrawal. This charge is for administrative expenses. The annual contract maintenance charge will be assessed on the Contract Anniversary or upon full withdrawal and is deducted proportionally from your allocations to the Fixed Account and Investment Divisions. We will not deduct this charge, if when the deduction is to be made, the value of your Contract is $50,000 or more.


         ADMINISTRATION CHARGE. Each day, as part of our calculation of the value of the Accumulation Units and Annuity Units, we make a deduction for administration charges. On an annual basis, these charges equal 0.15% of the average daily net asset value of your allocations to the Investment Divisions. This charge does not apply to the Fixed Account. This charge compensates us for our expenses incurred in administering the Contracts and the Separate Account. If the initial premium equals $1,000,000 or more, we will waive the Administration Charge. However, we reserve the right to reverse this waiver and reinstate the Administration Charge if withdrawals are made in the first Contract Year that result in the Contract Value falling substantially below $1,000,000, as determined by us.


         TRANSFER CHARGE. You must pay $25 for each transfer in excess of 15 in a Contract Year. This charge is deducted from the amount that is transferred prior to the allocation to a different Investment Division. We waive the transfer charge in connection with dollar cost averaging, rebalancing transfers and any transfers we require.


         WITHDRAWAL CHARGE. At any time during the accumulation phase (if and to the extent that Contract Value is sufficient to pay any remaining withdrawal charges that remain after a withdrawal), you may withdraw the following with no withdrawal charge:

               o PREMIUMS THAT ARE NO LONGER SUBJECT TO A WITHDRAWAL CHARGE (premiums in your annuity for at least four years without being withdrawn), PLUS

               o EARNINGS (excess of your Contract Value allocated to the Investment Divisions and the Fixed Account over remaining premiums allocated to those accounts)

               o during each Contract Year 10% OF PREMIUM that would otherwise incur a withdrawal charge, be subject to a Contract Enhancement recapture charge, or be reduced by an Interest Rate Adjustment, and that has not been previously withdrawn, MINUS earnings (minimum distribution requirements will reduce the 10% free withdrawal amount).

         WE WILL DEDUCT A WITHDRAWAL CHARGE ON:

               o    withdrawals in excess of the free withdrawal amounts, or


               o    withdrawals    that   exceed   the   minimum    distribution
                    requirements of the Internal Revenue Code, or


               o    amounts withdrawn in a total withdrawal.

         The amount of the withdrawal charge deducted varies depending upon how many years prior to the withdrawal you made the premium payment(s) you are withdrawing) according to the following schedule:

            WITHDRAWAL CHARGE (AS A PERCENTAGE OF PREMIUM PAYMENTS):

         COMPLETED YEARS
         SINCE RECEIPT OF        0        1        2        3       4+
         PREMIUM


         WITHDRAWAL CHARGE      7%       6%       5%       4%       0%

         For purposes of the withdrawal charge, we treat withdrawals as coming first from earnings and then from the oldest remaining premium. If you make a full withdrawal, the withdrawal charge is based on premiums remaining in the Contract and no free withdrawal amount applies. If you withdraw only part of the value of your Contract, we deduct the withdrawal charge from the remaining value in your Contract. The withdrawal charge compensates us for costs associated with selling the Contracts.

         NOTE: Withdrawals under a non-qualified Contract will be taxable on an "income first" basis. This means that any withdrawal from a non-qualified Contract that does not exceed the accumulated income under the Contract will be taxable in full. Any withdrawals under a tax-qualified Contract will be taxable except to the extent that they are allocable to investment in the Contract, as defined by the Internal Revenue Code (any after-tax contributions). In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis.

         We do not assess the withdrawal charge on any payments paid out as:

               o income payments (but the withdrawal charge is deducted on the Income Date if that date is within 13 months of the Issue Date);

               o    death benefits;

               o withdrawals necessary to satisfy the minimum distribution requirements of the Internal Revenue Code (if the withdrawal requested exceeds the minimum distribution requirements, the entire withdrawal will be subject to the withdrawal charge, if applicable); or

               o a one-time benefit on withdrawals of up to $250,000 from the Separate Account or from the Fixed Accounts if you need extended hospital or nursing home care as provided in your Contract.

         We may reduce or eliminate the amount of the withdrawal charge when the Contract is sold under circumstances that reduce our sales expense. Some examples are: the purchase of a Contract by a large group of individuals or an existing relationship between us and a prospective purchaser. We may not deduct a withdrawal charge under a Contract issued to an officer, director, agent or employee of Jackson National Life of NY or any of our affiliates.

         CONTRACT ENHANCEMENT CHARGE. If you select one of the Contract Enhancements, then for a period of seven Contract Years (five for the 2% Contract Enhancement) a charge will be imposed based upon the average daily net asset value of your allocations to the Investment Divisions. These charges will also be assessed against any amounts you have allocated to the Fixed Account by reducing credited rates which will not be less than the minimum guaranteed interest rate (assuming no withdrawals). The amounts of these charges (or reductions in credited rates) depend upon which of the Contract Enhancements you select:

                  CONTRACT ENHANCEMENT               2%                3%               4%

                  CHARGE (ON AN ANNUAL BASIS)        0.395%            0.42%            0.56%


         Due to this charge, it is possible that upon a complete withdrawal, you will receive less money back than if you had not elected the Contract Enhancement.


         CONTRACT ENHANCEMENT RECAPTURE CHARGE. If you select a Contract Enhancement and then make a partial or total withdrawal from your Contract, including annuitization, in the first seven years (five years for the 2% Contract Enhancement) since the premium payment withdrawn was made, you will pay a Contract Enhancement recapture charge that reimburses us for all or part of the Contract Enhancements that we credited to your Contract based on your first year premiums. Your Contract will also be subject to a recapture charge if you return it during the free look period. The amounts of these charges are as follows:

         CONTRACT ENHANCEMENT RECAPTURE CHARGE (AS A PERCENTAGE OF THE CORRESPONDING FIRST YEAR PREMIUM PAYMENT WITHDRAWN IF AN OPTIONAL CONTRACT ENHANCEMENT IS SELECTED)

        Completed Years Since Receipt of        0       1         2          3         4        5        6       7+
        Premium Payment
        Recapture Charge (2% Credit)            2%      2%      1.25%      1.25%      0.5%      0        0       0
        Recapture Charge (3% Credit)            3%      3%        2%        2%         2%       1%       1%      0
        Recapture Charge (4% Credit)            3%      3%        2%        2%         2%       1%       1%      0


         We expect to make a profit on the recapture charge, and examples in Appendix B may assist you in understanding how the recapture charge works. However, we do NOT assess the recapture charge on any amounts paid out as:


               o    death benefits;

               o income payments paid during the income phase (beginning on a date that is more than 13 months from the Issue Date);

               o    withdrawals taken under the 10% free withdrawal provisions;

               o withdrawals necessary to satisfy the minimum distribution requirements of the Internal Revenue Code (but if the requested withdrawal exceeds the minimum distribution requirements, then the entire withdrawal will be assessed the applicable recapture charge); or

               o withdrawals of up to $250,000 from the Separate Account or from the Fixed Accounts if you need extended hospital or nursing home care as provided in your Contract.

         During the applicable recapture charge period, you may neither allocate premiums nor transfer Contract Value to the Fixed Account (for the specified periods of three, five and seven years).


         GUARANTEED MINIMUM INCOME BENEFIT CHARGE. If you select the GMIB, on a calendar quarter basis, you will pay 0.15% of the GMIB Benefit Base (0.60% annually). This charge is deducted from the Contract Value at the end of each calendar quarter and upon termination of the GMIB on a pro rata basis using the GMIB Benefit Base as of the date of termination and the number of days since the last deduction. The first GMIB charge will be deducted on a pro rata basis from the Issue Date to the end of the first calendar quarter after the Issue Date. If the portion of the GMIB charge assessed against the Fixed Account results in a net interest rate of less than 1.5%, the GMIB charge will be waived. For more information about the GMIB Benefit Base, please see "Guaranteed Minimum Income Benefit" beginning on page 47. We reserve the right to change the charge on new Contracts, subject to a maximum annual charge of 0.75%. YOU SHOULD BE AWARE THAT THE GMIB CHARGE WILL BE DEDUCTED EVEN IF YOU NEVER USE THE BENEFIT AND IT ONLY APPLIES TO CERTAIN OPTIONAL INCOME PAYMENTS.

         7% GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE. If you select the 7% GMWB, you will pay 0.40% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. We reserve the right to prospectively change the charge on new Contracts, upon election of the benefit after issue or upon any election of any "step-up" subject to a maximum annual charge of 0.70%. For more information about the "step-up," please see "7% Guaranteed Minimum Withdrawal Benefit" beginning on page 39. We stop deducting this charge upon the earlier of the date you annuitize or the date your Contract Value falls to zero.

         5% FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE. If you select the 5% For Life GMWB, you will pay a charge on an annual basis of the average daily net asset value of your allocations to the Investment Divisions that depends on the Owner's age, or the age of the older Owner in the case of joint Owners, on the Contract's Issue Date (or the date this optional endorsement is selected, if different). Currently, for an Owner between the ages of:

               60 and 64............................1.10%
               65 and 69............................0.70%
               70 and 74............................0.50%
               75 and 80............................0.40%


         We reserve the right to prospectively change the charge on new Contracts or upon the selection of this benefit after issue, subject to the maximum annual charges for the same age groups, which are: 1.30%; 0.85%; 0.60%; and 0.50%, respectively. The charge may be reduced on the next Contract Anniversary following a birthday that places the Owner (or older Owner, as applicable) in the next age group if no withdrawals have been taken before that time. However, this charge reduction is not available upon the spouse's continuation of the Contract. For the Owner that is a legal entity, the charge is based on the age of the Annuitant(s). We will stop deducting the charge upon the earliest of either the date you annuitize or if your Contract value falls to zero.


         4% FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE. If you select the 4% For Life GMWB, you will pay a charge on an annual basis of the average daily net asset value of your allocations to the Investment Divisions that depends on the Owner's age, or the age of the older Owner in the case of joint Owners, on the Contract's Issue Date (or the date this optional endorsement is selected, if different). Currently, for an Owner between the ages of:


               50 and 54............................0.65%
               55 and 59............................0.50%
               60 and 64............................0.35%
               65 and 69............................0.25%
               70 and 74............................0.20%
               75 and 80............................0.15%

         We reserve the right to prospectively change the charge on new Contracts or upon the selection of this benefit after issue, subject to the maximum annual charges for the same age groups, which are: 0.85%; 0.65%; 0.50%; 0.35%; 0.30%; and 0.20%, respectively. The charge may be reduced on the next Contract Anniversary following a birthday that places the Owner (or older Owner, as applicable) in the next age group if no withdrawals have been taken before that time. However, this charge reduction is not available upon the spouse's continuation of the Contract. For the Owner that is a legal entity, the charge is based on the age of the Annuitant(s). We will stop deducting the charge upon the earliest of either the date you annuitize or if your Contract value falls to zero.

         DEATH BENEFIT CHARGES. There is no charge for the Contract's basic death benefit. However, if you select the Highest Anniversary Value Death Benefit, you will pay 0.25% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. We stop deducting this charge on the date you annuitize. We reserve the right to change the charge on new Contracts, subject to a maximum annual charge of 0.40%


         OTHER EXPENSES. We pay the operating expenses of the Separate Account including those not covered by the mortality and expense and administrative charge. There are deductions from and expenses paid out of the assets of the Fund. These expenses are described in the attached prospectus for the JNL Series Trust, JNL Variable Fund LLC and the JNLNY Variable Fund I LLC. For more information, please see the Fund Annual Expenses table beginning on page 6.


         PREMIUM TAXES. Your state charges premium taxes or other similar taxes. We pay these taxes and may make a deduction from your Contract Values for them. Currently, the deduction is 2% of a premium payment.

         INCOME TAXES. We reserve the right, when calculating unit values, to deduct a credit or charge with respect to any taxes we have paid or reserved for during the valuation period that we determine to be attributable to the operation of the Separate Account or a particular Investment Division. No federal income taxes are applicable under present law, and we are not presently making any such deduction.

         DISTRIBUTION OF CONTRACTS. Jackson National Life Distributors, Inc., located at 8055 E. Tufts Avenue, Denver, Colorado 80237, serves as the distributor of the Contracts. Jackson National Life Distributors, Inc. is a wholly owned subsidiary of Jackson National Life Insurance Company.


         Commissions are paid to broker-dealers who sell the Contracts. While commissions may vary, they are not expected to exceed 8% of any premium payment. Where lower commissions are paid, we may also pay trail commissions. We may also pay commissions on the Income Date if the annuity option selected involves a life contingency or a payout over a period of ten or more years. Under certain circumstances, we may pay bonuses, overrides, and marketing allowances, in addition to the standard commissions. Contract purchasers should inquire of the representative if such bonus is available to them and its compliance with applicable law. We may, under certain circumstances where permitted by applicable law, pay a bonus to a Contract purchaser to the extent the broker-dealer waives its commission. We may use any of our corporate assets to cover the cost of distribution, including any profit from the Contract's mortality and expense risk charge and other charges. Besides Jackson National Life Distributors, Inc., we are affiliated with the following broker-dealers:


               o    National Planning Corporation,

               o    SII Investments, Inc.,

               o    IFC Holdings, Inc. d/b/a INVEST Financial Corporation,

               o    Investment Centers of America, Inc., and

               o    BH Clearing, LLC


         The Distributor also has the following relationships with the sub-advisers and their affiliates. The Distributor receives payments from certain sub-advisers to assist in defraying the costs of certain promotional and marketing meetings in which they participate. The amounts paid depend on the nature of the meetings, the number of meetings attended, the costs expected to be incurred, and the level of the sub-adviser's participation. National Planning Corporation participates in the sales of shares of retail mutual funds advised by certain sub-advisers and other unaffiliated entities and receives selling and other compensation from them in connection with those activities, as described in the prospectus or statement of additional information for those funds. The fees range between 0.30% and 0.45% depending on these factors. In addition, the Distributor acts as distributor of variable annuity Contracts and variable life insurance policies (the "Other Contracts") issued by Jackson National Life Insurance Company and its subsidiary Jackson National Life Insurance Company of New York. Raymond James Financial Services, a brokerage affiliate of the sub-adviser to the JNL/Eagle Funds, participates in the sale of Contracts and is compensated by JNLD for its activities at the standard rates of compensation. Unaffiliated broker-dealers are also compensated at the standard rates of compensation. The compensation consists of commissions, trail commissions, and other compensation or promotional incentives as described above and in the prospectus or statement of additional information for the Other Contracts.

                                    PURCHASES

         MINIMUM INITIAL PREMIUM:


               o    $10,000 (Qualified and Non-Qualified).


         MINIMUM ADDITIONAL PREMIUMS:

               o    $500 for a qualified or non-qualified plan.

               o    $50 for an automatic payment plan.

               o You can pay additional premiums at any time during the accumulation phase.

         These minimums apply to purchases, but do not preclude subsequent partial withdrawals that would reduce Contract Values below the minimum initial purchase amounts, as long as the amount left in the account is sufficient to pay the withdrawal charge. The minimum you may allocate to a Fixed Account or Investment Division is $100. There is a $100 minimum balance requirement for each Fixed Account and Investment Division. A withdrawal request that would reduce the remaining Contract Value to less than $100 will be treated as a request for a complete withdrawal. We reserve the right to restrict availability or impose restrictions on the Fixed Accounts.

         MAXIMUM PREMIUMS:

               o The maximum aggregate premiums you may make without our prior approval is $1 million.

         The payment of subsequent premium payments relative to market conditions at the time they are made may or may not contribute to the various benefits under your Contract, including the death benefit, the GMWB and the GMIB. The payment and timing of subsequent premium payments may also affect the value of the Contract Enhancements.


         ALLOCATIONS OF PREMIUM. You may allocate your premiums to one or more of the Fixed Account and Investment Divisions. Each allocation must be a whole percentage between 0% and 100%. The minimum amount you may allocate to the Fixed Account or an Investment Division is $100. We will allocate any additional premiums you pay in the same way unless you instruct us otherwise. These allocations will be subject to our minimum allocation rules described above.

         You may not allocate your Contract Values among more than 18 Investment Divisions and the Fixed Account at any one time.


         We will issue your Contract and allocate your first premium within two BUSINESS DAYS (days when the New York Stock Exchange is open) after we receive your first premium and all information that we require for the purchase of a Contract. If we do not receive all of the information that we require, we will contact you to get the necessary information. If for some reason we are unable to complete this process within five business days, we will either return your money or get your permission to keep it until we receive all of the required information.

         Each business day ends when the New York Stock Exchange closes (usually 4:00 p.m. Eastern time).

         OPTIONAL CONTRACT ENHANCEMENTS. If you elect one of our optional Contract Enhancements, then at the end of any business day in the first Contract Year when we receive a premium payment, we will credit your Contract Value with an additional 2%, 3% or 4% of your payment, depending upon which Contract Enhancement you have selected. There is a charge that is assessed against the Investment Divisions and the Fixed Account for the Contract Enhancements whose amount depends upon which Contract Enhancement you elect. We will impose a Contract Enhancement recapture charge if you

               o make withdrawals in excess of the free withdrawals permitted by your Contract or

               o    return your Contract during the Free Look period.

         The amount and duration of the recapture charge depends upon which Contract Enhancement you elect. We will not impose the Contract Enhancement recapture charge if your withdrawal is made for extended care, withdrawal of earnings, withdrawals made in accordance with your Contract's free withdrawal provision or in accordance with an additional free withdrawal endorsement, amounts paid out as income payments or death benefits, or to satisfy minimum distribution requirements of the Internal Revenue Code. If the withdrawal requested exceeds the minimum distribution requirements, the recapture charge will be charged on the entire withdrawal amount. We expect to make a profit on these charges for the Contract Enhancements. Examples in Appendix B may assist you in understanding how recapture charges for the Contract Enhancement options work.

         Your Contract Value will reflect any gains or losses attributable to a Contract Enhancement described above. Contract Enhancements, and any gains attributable to a Contract Enhancement, distributed under your Contract will be considered earnings under the Contract for tax purposes.

         Asset-based charges are deducted from the total value of the Separate Account. In addition, for the Fixed Account, the Contract Enhancement charge lowers the credited rate that would apply if the Contract Enhancement had not been elected. Therefore, your Contract incurs charges on the entire amounts included in your Contract, which includes premium payments made in the first seven (five for the 2% Contract Enhancement) years, the Contract Enhancement and the earnings, if any, on such amounts for the first seven (five for the 2% Contract Enhancement) Contract Years. As a result, the aggregate charges assessed will be higher than those that would be charged if the Contract did not include the Contract Enhancement. Accordingly, it is possible that upon surrender, you will receive less money back than you would have if you had not elected the Contract Enhancement. Jackson National Life of NY will recapture all or part of any Contract Enhancements if you make withdrawals in the first seven (five for the 2% Contract Enhancement) years. We expect to profit from certain charges assessed under the Contract, including the withdrawal charge, the mortality and expense risk charge and the Contract Enhancement charge.

         If you elect the Contract Enhancement and then make more than relatively small premium payments during Contract Years two through seven (five for the 2% Contract Enhancement), you would likely have lower Contract Value than if you had not elected the Contract Enhancement. Thus, the Contract Enhancement is suitable only for those who expect to make substantially all of their premium payments in the first Contract Year. Charges for the Contract Enhancement are not assessed after the seventh Contract Year (fifth for the 2% Contract Enhancement).


         Accordingly, the increased Contract Value resulting from a Contract Enhancement is reduced during the first seven Contract Years (five for the 2% Contract Enhancement) by the operation of the Contract Enhancement Charge. If you make premium payments only in the first Contract Year and do not make a withdrawal during the first seven years (five for the 2% Contract Enhancement), at the end of the seven-year period (five for the 2% Contract Enhancement) that the Contract Enhancement Charge is applicable, the Contract Value will be equal to or slightly higher than if you had not selected the Contract Enhancement endorsement, regardless of investment performance. Contract values may also be higher if you pay additional premium payments in the first Contract Year, because those additional amounts will be subject to the Contract Enhancement Charge for less than seven full years (five for the 2% Contract Enhancement).


         In the first seven Contract Years (five for the 2% Contract Enhancement), the Contract Enhancement typically will be beneficial (even in circumstances where cash surrender value may not be higher than Contracts without the Contract Enhancement) in the following circumstances:

               o    death benefits computed on the basis of Contract Value;

               o    withdrawals taken under the 10% free withdrawal provision;

               o withdrawals necessary to satisfy the minimum distribution requirements of the Internal Revenue Code;


               o withdrawals under our extended care benefit. For more information, please see "Waiver of Withdrawal and Recapture Charges for Extended Care" beginning on page 39.

         In electing a Contract Enhancement, you may neither allocate premiums nor transfer Contract Value to the Fixed Account (for the specified periods of three, five and seven years) during the applicable recapture charge period.

         CAPITAL PROTECTION PROGRAM. If you select our Capital Protection program at issue, we will allocate enough of your premium to the Fixed Account you select to assure that the amount so allocated will equal at the end of a selected period of 1, 3, 5, or 7 years, your total original premium paid. You may allocate the rest of your premium to any Investment Division(s). If any part of the Fixed Account value is surrendered or transferred before the end of the selected guarantee period, the value at the end of that period will not equal the original premium. This program is available only if Fixed Account Options are available. There is no charge for the Capital Protection Program. You should consult your Jackson National Life of NY representative with respect to the current availability of 3, 5, 7 year Fixed Accounts and the availability of the Capital Protection program.

         For an example of Capital Protection, assume you made a premium payment of $10,000 when the interest rate for the three-year guaranteed period was 3.00% per year. We would allocate $9,152 to that guarantee period because $9,152 would increase at that interest rate to $10,000 after three years, assuming no withdrawals are taken. The remaining $848 of the payment would be allocated to the Investment Division(s) you selected.

         Alternatively, assume Jackson National Life of NY receives a premium payment of $10,000 when the interest rate for the 7-year period is 6.75% per year. Jackson National Life of NY will allocate $6,331 to that guarantee period because $6,331 will increase at that interest rate to $10,000 after 7 years. The remaining $3,669 of the payment will be allocated to the Investment Division(s) you selected.

         Thus, as these examples demonstrate, the shorter guarantee periods require allocation of substantially all of your premium to achieve the intended result. In each case, the results will depend on the interest rate declared for the guaranteed period.

         ACCUMULATION UNITS. Your Contract Value allocated to the Investment Divisions will go up or down depending on the performance of the Investment Divisions you select. In order to keep track of the value of your Contract during the accumulation phase, we use a unit of measure called an "Accumulation Unit." During the income phase we use a measure called an "Annuity Unit."

         Every business day, we determine the value of an Accumulation Unit for each of the Investment Divisions by:

               o    determining   the  total   amount  of  assets  held  in  the
                    particular Investment Division;

               o subtracting any charges and taxes chargeable under the Contract; and

               o    dividing   this   amount  by  the   number  of   outstanding
                    Accumulation Units.


         The value of an Accumulation Unit is expected to vary from day to day. The base Contract has a different Accumulation Unit value than each combination of optional endorsements an Owner may elect, based on the differing amount of charges applied in calculating that Accumulation Unit Value.

         When you make a premium payment, we credit your Contract with Accumulation Units. The number of Accumulation Units we credit is determined at the close of that business day by dividing the amount of the premium allocated to any Investment Division by the value of the Accumulation Unit for that Investment Division that reflects the combination of optional endorsements you have selected and their respective charges.

                  TRANSFERS AND FREQUENT TRANSFER RESTRICTIONS

         You may transfer your Contract Value between and among the Investment Divisions at any time, unless transfers are subject to other limitations, but transfers between the Fixed Account and an Investment Division must occur prior to the Income Date. Transfers from the Fixed Account will be subject to any applicable Excess Interest Adjustment. There may be periods when we do not offer the Fixed Account, or when we impose special transfer requirements on the Fixed Account. If a renewal occurs within one year of the Income Date, we will credit interest up to the Income Date at the then Current Interest Rate for the Fixed Account Option. You can make 15 transfers every Contract Year during the accumulation phase without charge.

         A transfer will be effective as of the end of the business day when we receive your transfer request in Good Order, and we will disclaim all liability for transfers made based on your transfer instructions, or the instructions of a third party authorized to submit transfer requests on your behalf.

         RESTRICTIONS ON TRANSFERS. The Contract is not designed for frequent transfers by anyone. Frequent transfers between and among Investment Divisions may disrupt the underlying Funds and could negatively impact performance, by interfering with efficient management and reducing long-term returns, and increasing administrative costs. Neither the Contracts nor the underlying Funds are meant to promote any active trading strategy, like market timing. To protect Owners and the underlying Funds, we have policies and procedures to deter frequent transfers between and among the Investment Divisions.

         Under these policies and procedures, there is a $25 charge per transfer after 15 in a Contract Year, and no round trip transfers are allowed within 15 calendar days. Also, we could restrict your ability to make transfers to or from one or more of the Investment Divisions, which possible restrictions may include, but are not limited to:

               o    limiting the number of transfers over a period of time;

               o    requiring a minimum time period between each transfer;

               o limiting transfer requests from an agent acting on behalf of one or more Owners or under a power of attorney on behalf of one or more Owners; or

               o limiting the dollar amount that you may transfer at any one time.

         To the extent permitted by applicable law, we reserve the right to restrict the number of transfers per year that you can request, and to restrict you from making transfers on consecutive business days. In addition, your right to make transfers between and among Investment Divisions may be modified if we determine that the exercise by one or more Owners is, or would be, to the disadvantage of other Owners.

         We continuously monitor transfers under the Contract for disruptive activity based on frequency, pattern and size. We will more closely monitor Contracts with disruptive activity, placing them on a watch list, and if the disruptive activity continues, we will restrict the availability of electronic or telephonic means to make a transfer, instead requiring that transfer instructions be mailed through regular U.S. postal service, and/or terminate the ability to make transfers completely, as necessary. If we terminate your ability to make transfers, you may need to make a partial withdrawal to access the Contract Value in the Investment Division(s) from which you sought a transfer. We will notify you and your representative in writing within five days of placing the Contract on a watch list.

         Regarding round trip transfers, we will allow redemptions from an Investment Division; however, once a complete or partial redemption has been made from an Investment Division through an Investment Division transfer, you will not be permitted to transfer any value back into that Investment Division within 15 calendar days of the redemption. We will treat as short-term trading activity any transfer that is requested into an Investment Division that was previously redeemed within the previous 15 calendar days, whether the transfer was requested by you or a third party.

         Our policies and procedures do not apply to the money market Investment Division, the Fixed Account, Dollar Cost Averaging or the Automatic Rebalancing program. We may also make exceptions that involve an administrative error, or a personal unanticipated financial emergency of an Owner resulting from an identified health, employment, or other financial or personal event that makes the existing allocation imprudent or a hardship. Please contact our Annuity Service Center if you believe your transfer request entails a financial emergency.

         Otherwise, we do not exempt any person or class of persons from our policies and procedures. We have agreements allowing for asset allocation and investment advisory services that are not only subject to our policies and procedures, but also to additional conditions and limitations, intended to limit the potential adverse impact of these activities on other Owners of the Contract. We expect to apply our policies and procedures uniformly, but because detection and deterrence involves judgments that are inherently subjective, we cannot guarantee that we will detect and deter every Contract engaging in frequent transfers every time. We also expect to apply our policies and procedures in a manner reasonably designed to prevent transfers that we consider to be to the disadvantage of other Owners, and we may take whatever action we deem appropriate, without prior notice, to comply with or take advantage of any state or federal regulatory requirement.


                       TELEPHONE AND INTERNET TRANSACTIONS

         THE BASICS. You can request certain transactions by telephone or at www.jnlny.com, our Internet web-site, subject to our right to terminate electronic or telephone transfer privileges, as described above. Our Annuity Service Center representatives are available during business hours to provide you with information about your account. We require that you provide proper identification before performing transactions over the telephone or through our Internet web-site. For Internet transactions, this will include a Personal Identification Number (PIN). You may establish or change your PIN at www.jnlny.com.

         WHAT YOU CAN DO AND HOW. You may make transfers by telephone or through the Internet unless you elect not to have this privilege. Any authorization you provide to us in an application, at our web-site, or through other means will authorize us to accept transaction instructions, including Investment Division transfers/allocations, by you and your financial representative unless you notify us to the contrary. To notify us, please call us at the Annuity Service Center number referenced in your Contract or on your quarterly statement.


         WHAT YOU CAN DO AND WHEN. When authorizing a transfer, you must complete your telephone call by the close of the New York Stock Exchange (usually 4:00 p.m. Eastern time) in order to receive that day's Accumulation Unit value for an Investment Division.
         Transfer instructions you send electronically are considered to be received by us at the time and date stated on the electronic acknowledgement we return to you. If the time and date indicated on the acknowledgement is before the close of the New York Stock Exchange, the instructions will be carried out that day. Otherwise the instructions will be carried out the next business day. We will retain permanent records of all web-based transactions by confirmation number. If you do not receive an electronic acknowledgement, you should telephone our Annuity Service Center immediately.

         HOW TO CANCEL A TRANSACTION. You may only cancel an earlier telephone or electronic transfer requests made on the same day by calling the Annuity Service Center before the New York Stock Exchange closes. Otherwise, your cancellation instruction will not be allowed because of the round trip transfer restriction.

         OUR PROCEDURES. Our procedures are designed to provide reasonable assurance that telephonic or any other electronic authorizations are genuine. Our procedures include requesting identifying information and tape-recording telephone communications, and other specific details. We and our affiliates disclaim all liability for any claim, loss or expense resulting from any alleged error or mistake in connection with a transaction requested by telephone or other electronic means that you did not authorize. However, if we fail to employ reasonable procedures to ensure that all requested transactions are properly authorized, we may be held liable for such losses. We do not guarantee access to telephonic and electronic information or that we will be able to accept transaction instructions via the telephone or electronic means at all times. We also reserve the right to modify, limit, restrict or discontinue at any time and without notice the acceptance of instruction from someone other than you and/or this telephonic and electronic transaction privilege. Elections of any optional benefit or program must be in writing and will be effective upon receipt of the request in Good Order.

         Upon notification of the Owner's death, any telephone transfer authorization, other than by the surviving joint Owners, designated by the Owner ceases and we will not allow such transactions unless the executor/representative provides written authorization for a person or persons to act on the executor's/representative's behalf.

                              ACCESS TO YOUR MONEY

         You can have access to the money in your Contract:

               o    by making either a partial or complete withdrawal;

               o by electing the Systematic Withdrawal Program; o by electing a Guaranteed Minimum Withdrawal Benefit, or

               o    by electing to receive income payments.

         Your Beneficiary can have access to the money in your Contract when a death benefit is paid.


         When you make a complete withdrawal you will receive the value of your Contract as of the end of the business day your request is received by us in Good Order, MINUS any applicable taxes, the Annual Contract Maintenance Charges, charges due under any optional endorsement and all applicable recapture and withdrawal charges, adjusted for any applicable Interest Rate Adjustment.


         Your withdrawal request must be in writing. We will accept withdrawal requests submitted via facsimile. There are risks associated with not requiring original signatures in order to disburse the money. The proceeds will be sent to your last recorded address in our records, so be sure to notify us, in writing of any address change.


         Except in connection with the systematic withdrawal program, you must withdraw at least $500 or, if less, the entire amount in the Fixed Account or Investment Division from which you are making the withdrawal. If you are not specific, your withdrawal will be taken from your allocations to the Fixed Account and Investment Divisions based on the proportion their respective values bear to the Contract Value. With the Systematic Withdrawal Program, you may withdraw a specified dollar amount (of at least $50 per withdrawal) or a specified percentage. After your withdrawal, at least $100 must remain in each Fixed Account or Investment Division from which the withdrawal was taken or such greater amount if and to the extent that Contract Value is sufficient to pay any remaining withdrawal charges that remain after the withdrawal. A withdrawal request that would reduce the remaining Contract Value to less than $100 will be treated as a request for a complete withdrawal.


         INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE. THERE ARE LIMITATIONS ON WITHDRAWALS FROM QUALIFIED PLANS. SEE "TAXES."


         WAIVER OF WITHDRAWAL AND RECAPTURE CHARGES FOR EXTENDED CARE. We will waive the withdrawal charges and recapture charges (but not any Interest Rate Adjustment) that would otherwise apply in certain circumstances by providing you, at no charge, an Extended Care Benefit, on amounts of up to $250,000 from the Investment Divisions and Fixed Account that you withdraw after providing us with a physician's statement that you have been confined to a nursing home or hospital for 90 consecutive days, beginning at least 30 days after your Contract was issued. You may exercise this benefit once under your Contract.


         7% GUARANTEED MINIMUM WITHDRAWAL BENEFIT. THE FOLLOWING DESCRIPTION OF THE 7% GMWB IS SUPPLEMENTED BY SOME EXAMPLES IN APPENDIX C THAT MAY ASSIST YOU IN UNDERSTANDING HOW THE 7% GMWB CALCULATIONS ARE MADE IN CERTAIN CIRCUMSTANCES. For Owners 80 years old and younger on the Contract's Issue Date, or on the date on which this endorsement is selected if after the Contract's Issue Date, a 7% GMWB may be available, which permits an Owner to make partial withdrawals, prior to the Income Date that, in total, are guaranteed to equal the Guaranteed Withdrawal Balance (GWB) (as defined below), regardless of your Contract Value. We may limit availability of this optional endorsement. Once selected, the 7% GMWB cannot be canceled. If you select the 7% GMWB when you purchase your Contract, your net premium payment will be used as the basis for determining the GWB. The 7% GMWB may also be selected after the Issue Date within the 30 days before any Contract Anniversary. If you select the 7% GMWB after the Issue Date, to determine the GWB, we will use your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added. However, the GWB can never be more than $5 million, and the GWB is reduced with each withdrawal you take.

         Once the GWB has been determined, we calculate the Guaranteed Annual Withdrawal Amount (GAWA), which is the maximum annual partial withdrawal amount. Upon selection, the GAWA is equal to 7% of the GWB. The GAWA will not be reduced if partial withdrawals taken within any one Contract Year do not exceed 7%. However, withdrawals are not cumulative. If you do not take 7% in one Contract Year, you may not take more than 7% the next Contract Year. If you withdraw more than the 7%, the guaranteed amount available may be less than the total premium payments and the GAWA may be reduced. The GAWA can be divided up and taken on a payment schedule that you request. You can continue to take the GAWA each Contract Year until the GWB has been depleted.

         Withdrawal charges, Contract Enhancement recapture charges, and Interest Rate Adjustments, as applicable, are taken into consideration in calculating the amount of your partial withdrawals pursuant to the 7% GMWB, but these charges or adjustments are offset by your ability to make free withdrawals under the Contract.


         Any time a subsequent premium payment is made, we recalculate the GWB and the GAWA. Each time you make a premium payment, the GWB is increased by the amount of the net premium payment. Also, the GAWA will increase by 7% of the net premium payment or 7% of the increase in the GWB, if less. We reserve the right to restrict subsequent premium payments and the total GWB.

         If the total of your partial withdrawals made in the current Contract Year are greater than the GAWA, we will recalculate your GWB and your GAWA may be lower in the future. In other words, WITHDRAWING MORE THAN THE GAWA IN ANY CONTRACT YEAR COULD CAUSE THE GWB TO BE REDUCED BY MORE THAN THE AMOUNT OF THE WITHDRAWAL(S) AND EVEN RESET TO THE THEN CURRENT CONTRACT VALUE, LIKELY REDUCING THE GAWA, TOO. Recalculation of the GWB and GAWA may result in reducing or extending the payout period. Please refer to the examples in Appendix C for supplemental information about the impact of partial withdrawals.


         If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the GAWA, the GWB is equal to the greater of:

               o the GWB prior to the partial withdrawal less the partial withdrawal; or

               o    zero.

         If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is greater than the GAWA, the GWB is equal to the lesser of:

               o the Contract Value after the partial withdrawal, less any applicable recapture charges remaining after the partial withdrawal; or

               o the GWB prior to the partial withdrawal less the partial withdrawal, or zero, if greater.

         If all your partial withdrawals made in the current Contract Year are less than or equal to the GAWA, the GAWA is the lesser of:

               o    the GAWA prior to the partial withdrawal; or

               o    the GWB after the partial withdrawal.

         If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is greater than the GAWA, the GAWA is equal to the lesser of:

               o    the GAWA prior to the partial withdrawal, or

               o    the GWB after the partial withdrawal, or

               o    7% of the greater of:

                    1. the Contract Value after the partial withdrawal, less any applicable recapture charges remaining after the partial withdrawal; or

                    2.   the GWB after the partial withdrawal.


         For purposes of these calculations, all partial withdrawals are assumed to be the total amount withdrawn, including any withdrawal charges, recapture charges and Interest Rate Adjustments.


         Withdrawals made under the guarantee of this endorsement are considered to be the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements. They are subject to the same restrictions and processing rules as described in the Contract.


         On or after your fifth anniversary after selecting the 7% GMWB, you may choose to "step-up" the GWB to equal your then current Contract Value. The request will be processed and effective on the day we receive the request in Good Order. Your GAWA then becomes the greater of: (i) 7% of the Contract Value on the effective date of the "step-up" or (ii) the GAWA prior to the "step-up. " You would not choose a "step-up" if your current GWB is higher than your Contract Value.

         More than one "step up" is permitted, but there must be at least five Contract Years between "step ups." Before deciding to "step-up," please consult with the registered representative who helped you to purchase the Contract or contact us at our Annuity Service Center.

         SPOUSAL CONTINUATION. If the Contract is continued by the spouse, the spouse retains all rights previously held by the Owner and therefore may elect to add the 7% GMWB feature to the Contract within the 30 days prior to any Contract Anniversary following the continuation date of the original Contract's Issue Date. The 7% GMWB would become effective on the Contract Anniversary following receipt of the request in Good Order.


         If the spouse continues the Contract and the 7% GMWB endorsement already applies to the Contract, the 7% GMWB will continue and no adjustment will be made to the GWB or the GAWA at the time of continuation. Your spouse may elect to "step-up" on the continuation date. If the Contract is continued under the Special Spousal Continuation Option, the value applicable upon "step-up" is the Contract Value, including any adjustments applied on the continuation date. Any subsequent "step-up" must follow the "step-up" restrictions listed above (Contract anniversaries will continue to be based on the anniversary of the original Contract's Issue Date).

         SURRENDER. If your Contract is surrendered, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under the GMWB Endorsement. The 7% GMWB is terminated.


         CONTRACT VALUE IS ZERO. If your Contract Value is reduced to zero as the result of a partial withdrawal, contract charges or poor fund performance and the GWB after the withdrawal is greater than zero, the GWB will be paid to you on a periodic basis elected by you, which will be no less frequently than annually. The total annual payment will equal the GAWA, but will not exceed the current GWB.


         All other rights under your Contract cease and we will no longer accept subsequent premium payments and all optional endorsements are terminated without value. Upon your death as the Owner, your Beneficiary will receive the scheduled payments. No other death benefit will be paid.

         ANNUITIZATION. If you decide to annuitize your Contract, you may choose the following income option instead of one of the other income options listed in your Contract:

         FIXED PAYMENT INCOME OPTION. This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that you select. If you should die before the payments have been completed, the remaining payments will be made to the Beneficiary.

         This income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the Annuitant at the time the option becomes effective.

         EFFECT OF GMWB ON TAX DEFERRAL. The purchase of a 7% GMWB may not be appropriate for the Owners of Contracts who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity Contract. Please consult your tax and financial advisors on this and other matters prior to electing the 7% GMWB.


         5% FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT. BEFORE READING MORE ABOUT THE 5% FOR LIFE GMWB, PLEASE BE SURE TO FAMILIARIZE YOURSELF WITH THE 7% GMWB, AS DISCUSSED EARLIER, BECAUSE OF THE SIMILARITIES AND DIFFERENCES BETWEEN THE ENDORSEMENTS. THE FOLLOWING DESCRIPTION IS SUPPLEMENTED BY SOME EXAMPLES IN APPENDIX D. For Owners between the ages of 60 and 80 on the Contract's Issue Date, or on the date on which this endorsement is selected if after the Contract's Issue Date, a 5% for Life GMWB may be available. (For the Owner that is a legal entity, the benefit is based on the age of the Annuitant(s).) The 5% for Life GMWB permits you to make partial withdrawals prior to the Income Date that, in total, are guaranteed to at least equal the GWB (and because of the "for life" guarantee, your total withdrawals could be more than the GWB), regardless of your Contract Value. For the 5% for Life GMWB, how the GWB and GAWA are determined is the same as the 7% GMWB, except that: there is no recalculation of the GAWA if your total partial withdrawals in a Contract Year exceed the GWB and your "for life" guarantee is still in effect; the GAWA is 5% of the GWB; and there is a "for life" guarantee.


         "For life" means the longer of: the Owner's life, or with joint Owners, the life of the one dying first; or until total partial withdrawals deplete the GWB. So long as the "for life" guarantee is in effect, you may continue to take partial withdrawals of the GAWA even after the Contract Value falls to zero. Because of the "for life" guarantee, we do not allow an ownership change of a Contract with this endorsement, except for the Owner that is a legal entity. With an Owner that is a legal entity, we will allow ownership to change to another legal entity or to the Annuitant, and the "for life" guarantee will remain in effect. However, even if the "for life" guarantee were to become invalid, we would not allow an ownership change. You will invalidate the "for life" guarantee if your total partial withdrawals in a Contract Year exceed the GAWA. The "for life" guarantee is terminated upon spousal continuation.

         The GWB of the 5% for Life GMWB may be "stepped-up" in the same fashion as the 7% GMWB, subject to the same conditions and requirements, with the GAWA based on 5% of the GWB.

         With the 5% for Life GMWB, if your Contract Value is reduced to zero as a result of a partial withdrawal, contract charges or poor fund performance, the GAWA will automatically be paid no less frequently than annually, based on your instructions, through the "for life" guarantee, or until the GWB is depleted if the "for life" guarantee is no longer effective.


         4% FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT. BEFORE READING MORE ABOUT THE 4% FOR LIFE GMWB, PLEASE BE SURE TO FAMILIARIZE YOURSELF WITH THE 7% GMWB, AS DISCUSSED EARLIER, BECAUSE OF THE SIMILARITIES AND DIFFERENCES BETWEEN THE ENDORSEMENTS. ALSO, THE FOLLOWING DESCRIPTION IS SUPPLEMENTED BY SOME EXAMPLES IN APPENDIX E. For Owners between the ages of 50 and 80 on the Contract's Issue Date, or on the date on which this endorsement is selected if after the Contract's Issue Date, a 4% for Life GMWB may be available. (For the Owner that is a legal entity, the benefit is based on the Annuitant(s).) The 4% for Life GMWB permits you to make partial withdrawals prior to the Income Date that, in total, are guaranteed to at least equal the GWB (and because of the "for life" guarantee, your total withdrawals could be more than the
         GWB), regardless of your Contract Value. For the 4% for Life GMWB, how the GWB and GAWA are determined is the same as the 7% GMWB, except that: there is no recalculation of the GAWA if your total partial withdrawals in a Contract Year exceed the GWB and your "for life" guarantee is still in effect; the GAWA is 4% of the GWB; and there is a "for life" guarantee.


         "For life" means the longer of: the Owner's life, or with joint Owners, the life of the one dying first; or until total partial withdrawals deplete the GWB. So long as the "for life" guarantee is in effect, you may continue to take partial withdrawals of the GAWA even after the Contract Value falls to zero. Because of the "for life" guarantee, we do not allow an ownership change of a Contract with this endorsement, except for the Owner that is a legal entity. With an Owner that is a legal entity, we will allow ownership to change to another legal entity or to the Annuitant, and the "for life" guarantee will remain in effect. However, even if the "for life" guarantee were to become invalid, we would not allow an ownership change. You will invalidate the "for life" guarantee if your total partial withdrawals in a Contract Year exceed the GAWA. The "for life" guarantee is terminated upon spousal continuation.

         The GWB of the 4% for Life GMWB may be "stepped-up" in the same fashion as the 7% GMWB, subject to the same conditions and requirements, but with the GAWA based on 4% of the GWB.

         With the 4% for Life GMWB, if your Contract Value is reduced to zero as a result of a partial withdrawal, contract charges or poor fund performance, the GAWA will automatically be paid no less frequently than annually, based on your instructions, through the "for life" guarantee, or until the GWB is depleted if the "for life" guarantee is no longer effective.


         YOU MAY ELECT ONLY ONE GMWB. YOU MAY NOT ELECT BOTH A GMWB AND THE GMIB, AND YOU MAY NOT ADD A GMWB AFTER THE ISSUE DATE TO A CONTRACT WITH THE GMIB.


         SYSTEMATIC WITHDRAWAL PROGRAM. You can arrange to have money automatically sent to you periodically while your Contract is still in the accumulation phase. You may withdraw a specified dollar amount (of at least $50 per withdrawal) or a specified percentage. Your withdrawals may be on a monthly, quarterly, semi-annual or annual basis. There is no charge for the Systematic Withdrawal Program; however, you will have to pay taxes on money you receive. You may also be subject to a withdrawal charge and an Interest Rate Adjustment.

         SUSPENSION OF WITHDRAWALS OR TRANSFERS. We may be required to suspend or delay withdrawals or transfers from an Investment Division when:

               o the New York Stock Exchange is closed (other than customary weekend and holiday closings);

               o under applicable SEC rules, trading on the New York Stock Exchange is restricted;

               o under applicable SEC rules, an emergency exists so that it is not reasonably practicable to dispose of securities in an Investment Division or determine the value of its assets; or,

               o the SEC, by order, may permit for the protection of Contract Owners.

         We have reserved the right to defer payment for a withdrawal or transfer from the Fixed Account for up to six months or the period permitted by law.

                       INCOME PAYMENTS (THE INCOME PHASE)

         The income phase of your Contract occurs when you begin receiving regular income payments from us. The Income Date is the day on which those payments begin. Once income payments begin, the Contract cannot be returned to the accumulation phase. The Income Date must be at least 13 months after the Contract's Issue Date. You can choose the Income Date and an income option. All of the Contract Value must be annuitized. The income options are described below.

         If you do not choose an income option, we will assume that you selected Option 3, which provides a life annuity with 120 months of guaranteed payments.

         You can change the Income Date or income option at any time before the Income Date. You must give us written notice at least seven days before the scheduled Income Date. Income payments must begin by your 90th birthday under a non-qualified Contract or the calendar year in which you attain age 70 1/2 under a traditional Individual Retirement Annuity (or such other age as required by law). Distributions under qualified plans and Tax-Sheltered Annuities must begin by the later of the calendar year in which you attain age 70 1/2 or the calendar year in which you retire. Distributions from Roth IRAs are not required prior to your death.

         At the Income Date, you can choose to receive fixed or variable payments from the Investment Divisions. Unless you tell us otherwise, your income payments will be based on the fixed and variable options that were in place on the Income Date.


         You can choose to have income payments made monthly, quarterly, semi-annually, or annually. Or you can choose a single lump sum. If you have less than $5,000 to apply toward an income option, we may provide your payment in a single lump sum. Likewise, if your first income payment would be less than $50, we may set the frequency of payments so that the first payment would be at least $50.


         VARIABLE INCOME PAYMENTS. If you choose to have any portion of your income payments based upon one or more Investment Divisions, the dollar amount of your initial annuity payment will depend primarily upon the following:

               o the amount of your Contract Value you allocate to the Investment Division(s) on the Income Date;


               o the amount of any applicable premium taxes, recapture charges or withdrawal charges and any Interest Rate Adjustment deducted from your Contract Value on the Income Date;


               o    which income option you select; and

               o the investment factors listed in your Contract that translate the amount of your Contract Value (as adjusted for applicable charges, frequency of payment and commencement date) into initial payment amounts that are measured by the number of Annuity Units of the Investment Division(s) you select credited to your Contract.

         The investment factors in your Contract are calculated based upon a variety of factors, including the age and gender of the Annuitant if you select an income option with a life contingency and an assumed investment rate of 2.50%.

         We calculate the dollar amount of subsequent income payments that you receive based upon the performance of the Investment Divisions you select. If that performance (measured by changes in the value of Annuity Units) exceeds the assumed investment rate, then your income payments will increase; if that performance is less than the assumed investment rate, then your income payments will decrease. Neither expenses actually incurred (other than taxes on investment return), nor mortality actually experienced, will adversely affect the dollar amount of subsequent income payment.

         INCOME OPTIONS. The Annuitant is the person whose life we look to when we make income payments (each description assumes that you are the Owner and Annuitant).

         OPTION 1 - Life Income. This income option provides monthly payments for your life.

         OPTION 2 - Joint and Survivor. This income option provides monthly payments for your life and for the life of another person (usually your spouse) selected by you.

         OPTION 3 - Life Annuity With at Least 120 or 240 Monthly Payments. This income option provides monthly payments for the Annuitant's life, but with payments continuing to the Beneficiary for the remainder of 10 or 20 years (as you select) if the Annuitant dies before the end of the selected period.

         OPTION 4 - Income for a Specified Period. This income option provides monthly payments for any number of years from 5 to 30. If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate no higher than the rate used to calculate the initial payment.

         ADDITIONAL OPTIONS - We may make other income options available.


         No withdrawals are permitted during the income phase with an income option that is life contingent.


         GUARANTEED MINIMUM INCOME BENEFIT. The optional Guaranteed Minimum Income Benefit (GMIB) endorsement guarantees a minimum fixed income benefit (under certain life contingent options) after a period of at least 10 Contract Years, subject to specific conditions, regardless of the fixed and variable options you select during the accumulation phase. This benefit is only available if

               o    you elect it prior to your Contract's Issue Date;

               o    the  Annuitant  is not older than age 75 on the Issue  Date;
                    and

               o you exercise it on or within 30 calendar days of your 10th, or any subsequent, Contract Anniversary, but in no event later than the 30 calendar day period following the Contract Anniversary immediately following the Annuitant's 85th birthday.

         The GMIB will terminate and will not be payable at the earliest of:

               o the Income Date (if prior to the effective date of the GMIB);

               o the 30th calendar day following the Contract Anniversary immediately after the Annuitant's 85th birthday;

               o    the date you make a total withdrawal from the Contract;

               o upon your death (unless your spouse is your Beneficiary, elects to continue the Contract and is eligible for this benefit); or

               o if the Owner is not a natural person, upon the death of the Annuitant.

         Once elected, the GMIB cannot be terminated in any other way while your Contract is in force.

         You have the option of taking the GMIB instead of the other income options described above. Your monthly income option payments will be calculated by applying the "GMIB Benefit Base" (described below) to the annuity rates in the table of guaranteed purchase rates attached to the GMIB endorsement. The only type of income payments available under the GMIB are life contingent fixed annuity income payments. The fixed annuity payment income options currently available are:

         OPTION 1 - Life Income,

         OPTION 2 - Joint and Survivor,

         OPTION 3 - Life Annuity with 120 Monthly Periods Guaranteed, and

         OPTION 4 - Joint and Survivor Life Annuity with 120 Monthly Periods Guaranteed.

         No other income options will be available, and no partial annuitization will be allowed.

         After the 10th Contract Anniversary or any subsequent Contract Anniversary, the Contract Owner must exercise this option prior to the Income Date. The GMIB may not be appropriate for Owners who will be subject to any minimum distribution requirements under an IRA or other qualified plan prior to the expiration of 10 Contract Years. Please consult a tax advisor on this and other matters of selecting income options.


         The GMIB only applies to the determination of income payments under the income options specified above. It is not a guarantee of Contract Value or performance. This benefit does not enhance the amounts paid in any withdrawals or death benefits. You will not receive any benefit under this endorsement if you make a total withdrawal of your Contract Value.


         Both the amount of the GMIB and the quarterly charge for the GMIB (described above in the Charges section) are based upon an amount called the "GMIB BENEFIT BASE." The GMIB Benefit Base is the GREATER OF
         (A) OR (B), WHERE:

         (A) IS THE ROLL-UP COMPONENT WHICH IS EQUAL TO:

               o all premiums you have paid (net of any applicable premium taxes); PLUS

               o any Contract Enhancements credited on or before the business day the GMIB Benefit Base is being calculated; MINUS

               o    an  adjustment   (described   below)  for  any   withdrawals
                    (including   any   applicable   charges  and  Interest  Rate
                    Adjustments to those withdrawals);

         compounded at an annual interest rate of 5% from the Issue Date until the earlier of the Annuitant's 80th birthday or the Exercise Date.


         All adjustments for Premiums and Contract Enhancements are made on the date of the Premium payment. All withdrawal adjustments are made at the end of the Contract Year and on the Exercise Date. For total withdrawals up to 5% of the Roll-Up Component as of the previous Contract Anniversary, the withdrawal adjustment is the dollar amount of the withdrawal (including any applicable charges and adjustments to such withdrawal). After processing any applicable dollar for dollar portion of the withdrawal, the withdrawal adjustment for total withdrawals in a Contract Year in excess of 5% of the Roll-Up Component as of the previous Contract Anniversary is the Roll-Up Component immediately prior to the withdrawal multiplied by the percentage reduction in the Contract Value attributable to the withdrawal (including any applicable charges and adjustments to such withdrawal). In calculating the withdrawal adjustment, the Issue Date is considered a Contract Anniversary. Generally, the larger the withdrawal, the greater the impact on the GMIB Benefit Base. Please note also that when the Contract Value is greater than the Roll-Up Component, dollar for dollar withdrawals would result in a larger withdrawal adjustment than proportional withdrawals would. However, all withdrawals will be processed as described above, regardless of the level of the Contract Value.

         For example, the calculations for a Contract issued with an initial Premium payment of $10,000, the Guaranteed Minimum Income Benefit, and a 4% Contract Enhancement would be as follows. Assume the Owner takes a gross withdrawal during the Contract Year of $400, which is less than 5% of the Roll-Up Component as of the previous Contract Anniversary and therefore treated as a dollar-for-dollar withdrawal at the end of the Contract Year. The Roll-Up Component of the GMIB Benefit Base at the end of the year will be equal to the Premium and Contract Enhancement accumulated at 5% to the end of the year. The resulting Roll-Up Component is equal to ($10,000 + $400) x 1.05 - $400 = $10,520. This example does not take into account taxes.


         AND (B) IS THE GREATEST CONTRACT VALUE COMPONENT AND IS EQUAL TO:

               o the greatest Contract Value on any Contract Anniversary prior to the Annuitant's 81st birthday; MINUS

               o an adjustment (described below) for any withdrawals after that Contract Anniversary (including any applicable charges and Interest Rate Adjustments for those withdrawals); PLUS

               o any premiums paid (net of any applicable premium taxes) after that Contract Anniversary; MINUS

               o any Annual Contract Maintenance Charge, Transfer Charge, and any applicable non-asset based charges due under any optional endorsement deducted after that Contract Anniversary; and MINUS

               o    any taxes deducted after that Contract Anniversary.

         All adjustments are made on the date of the applicable listed events and their transaction. The withdrawal adjustment is the Greatest Contract Anniversary Value Component immediately prior to the withdrawal multiplied by the percentage reduction in the Contract Value attributable to the withdrawal (including any applicable charges and adjustments for such withdrawals).

         Neither component of the GMIB Benefit Base will ever exceed:

               o 200% of premiums paid (net of any applicable premium taxes and excluding premiums paid in the 12 months prior to the date the GMIB is exercised); MINUS


               o    any withdrawals (including related charges and adjustments);


         deducted since the issuance of the Contract.

         The applicability of this limitation will be determined after the calculation of each component of the GMIB Benefit Base.

         If you are the Annuitant under your Contract and your spouse continues the Contract after your death, your spouse will become the Annuitant and will continue to be eligible for the GMIB as long as he or she would have been eligible as an Annuitant when your Contract was issued and is age 84 or younger. If your spouse does not satisfy those criteria, then the GMIB will terminate and the charge for the GMIB discontinued. Similarly, if an Owner who is a natural person is not the Annuitant and the Annuitant dies, you (the Owner) may select a new Annuitant (who must be a person eligible to be an Annuitant on the Issue Date and is age 84 or younger). If the new Annuitant in that situation does not satisfy those criteria then the GMIB will terminate and the GMIB charge discontinued. In the event of joint Annuitants, the age of the youngest Annuitant will be used for all these determinations.

         Among other requirements applicable to Contracts issued to entities/Owners, the use of multiple Contracts by related entities to avoid maximum premium limits is not permitted. Selection of the GMIB is subject to our administrative rules designed to assure its appropriate use. We may update these rules as necessary.


         YOU MAY ELECT ONLY ONE GMWB. YOU MAY NOT ELECT BOTH A GMWB AND THE GMIB, AND YOU MAY NOT ELECT TO ADD A GMWB AFTER THE ISSUE DATE TO A CONTRACT WITH THE GMIB ENDORSEMENT.


                                  DEATH BENEFIT


         The Contract has a death benefit, namely the basic death benefit, which is payable during the accumulation phase. Or you may select an optional death benefit for an additional charge. The optional death benefit is only available upon application, and once chosen, cannot be canceled.

         The death benefit paid to your Beneficiary upon your death is calculated as of the date we receive all required documentation in Good Order, which includes but is not limited to due proof of death and a completed claim form from the Beneficiary of record (if there are multiple beneficiaries, we will calculate the death benefit when we receive this documentation from the first Beneficiary). Payment will include any required interest from the date of death. The death benefit paid will be the basic death benefit unless you have selected the optional death benefit endorsement. If you have a guaranteed minimum death benefit, the amount by which the guaranteed minimum death benefit exceeds the Contract Value will be added to your Contract Value as of the date we receive all required documentation from the Beneficiary of record and will be allocated among the Fixed Account and Investment Divisions according to the current allocation instructions on file for your Contract as of that date. Each Beneficiary will receive their portion of the remaining value, subject to market fluctuations, when their option election form is received at our Annuity Service Center in Lansing, Michigan.


         BASIC DEATH BENEFIT. If you die before moving to the income phase, the person you have chosen as your Beneficiary will receive a death benefit. If you have a joint Owner, the death benefit will be paid when the first joint Owner dies. The surviving joint Owner will be treated as the Beneficiary. Any other Beneficiary designated will be treated as a contingent Beneficiary. Only a spouse Beneficiary has the right to continue the Contract in force upon your death.

         The death benefit equals the greater of:

               o your Contract Value as of the end of the business day on which we have received all required documentation from your Beneficiary; or

               o the total premiums you have paid since your Contract was issued REDUCED FOR prior withdrawals (including any applicable charges and adjustments) in the same proportion that the Contract Value was reduced on the date of the withdrawal.


         OPTIONAL DEATH BENEFIT. The Highest Anniversary Death Benefit is available, which is designed to protect your Contract Value from potentially poor investment performance and the impact that poor investment performance could have on the amount of the basic death benefit. Because there is an additional annual charge for this optional death benefit, and because you cannot change your selection, please be sure that you have read about and understand the Contract's basic death benefit before selecting the optional death benefit. This optional death benefit is available if you are 79 years of age or younger on the Contract's Issue Date. However, the older you are when your Contract is issued, the less advantageous it would be for you to select an optional death benefit. The optional death benefit is subject to our administrative rules to assure appropriate use, which administrative rules may be changed, as necessary.

         For purposes of this optional death benefit, "Net Premiums" are defined as your premium payments net of premium taxes, reduced by any withdrawals (including applicable charges and adjustments for such withdrawals) at the time of the withdrawal in the same proportion that the Contract Value was reduced on the date of the withdrawal. Accordingly, if a withdrawal were to reduce the Contract Value by 50%, for example, Net Premiums would also be reduced by 50%. Similarly, with the "Highest Anniversary Value" component, the adjustment to your Contract Value for applicable charges will have occurred proportionally at the time of the deduction(s).


               HIGHEST ANNIVERSARY VALUE DEATH BENEFIT changes your basic death benefit to the greatest of:


                    (a) your Contract Value as of the end of the business day on which we receive all required documentation from your Beneficiary; or

                    (b)  total Net Premiums since your Contract was issued; or

                    (c) your greatest Contract Value on any Contract Anniversary prior to your 81st birthday, REDUCED BY any withdrawals (including any applicable withdrawal charges and adjustments for withdrawals), the Annual Contract Maintenance Charges, transfer charges, any applicable charges due under any optional endorsement and taxes subsequent to that Contract Anniversary, PLUS any premiums paid (net of any applicable premium taxes) subsequent to that Contract Anniversary.


         PAYOUT OPTIONS. The Contract's death benefit is payable pursuant to one of the following payout options:

               o    single lump sum payment; or

               o payment of entire death benefit within 5 years of the date of death; or

               o payment of the entire death benefit under an income option over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy; or payment of a portion of the death benefit under an income option over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy, with the balance of the death benefit payable to the Beneficiary. Any portion of the death benefit not applied under an income option within one year of the Owner's death, however, must be paid within five years of the date of the Owner's death.

         Under these payout options, the Beneficiary may also elect to receive additional lump sums at any time. The receipt of any additional lump sums will reduce the future payments to the Beneficiary.


         Unless the Beneficiary chooses to receive the entire death benefit in a single sum, the Beneficiary must elect a payout option within the 60-day period beginning with the date we receive proof of death and payments must begin within one year of the date of death. If the Beneficiary chooses to receive some or all of the death benefit in a single sum and all the necessary requirements are met, we will pay the death benefit within seven days. If your Beneficiary is your spouse, he/she may elect to continue the Contract, at the current Contract Value, in his/her own name. For more information, please see "Special Spousal Continuation Option" beginning on page 52.


         PRE-SELECTED PAYOUT OPTIONS. As Owner, you may also make a predetermined selection of the death benefit payout option if your death occurs before the Income Date. However, at the time of your death, we may modify the death benefit option if the death benefit you selected exceeds the life expectancy of the Beneficiary. If the Pre-Selected Death Benefit Option Election is in force at the time of your death, the payment of the death benefit may not be postponed, nor can the Contract be continued under any other provisions of this Contract. This restriction applies even if the Beneficiary is your spouse, unless such restriction is prohibited by the Internal Revenue Code. If the Beneficiary does not submit the required documentation for the death benefit to us within one year of your death, however, the death benefit must be paid, in a single lump sum, within five years of your death.

         SPECIAL SPOUSAL CONTINUATION OPTION. If your spouse is the Beneficiary and elects to continue the Contract in his or her own name after your death, pursuant to the Special Spousal Continuation Option, no death benefit will be paid at that time. Instead, we will contribute to the Contract a Continuation Adjustment, which is the amount by which the death benefit that would have been payable exceeds the Contract Value. We calculate this amount using the Contract Value and death benefit as of the date we receive all required documentation from the Beneficiary of record and the spousal Beneficiary's written request to continue the Contract (the "Continuation Date"). We will add this amount to the Contract based on the current allocation instructions at the time of your death, subject to any minimum allocation restrictions, unless we receive other allocation instructions from your spouse.


         If your spouse continues the Contract in his/her own name under the Special Spousal Continuation option, the new Contract Value will be considered the initial premium for purposes of determining any future death benefit under the Contract. The age of the surviving spouse at the time of the continuation of the Contract will be used to determine all benefits under the Contract prospectively, so the death benefit may be at a different level.

         If your spouse elects to continue the Contract, your spouse, as new Owner, cannot terminate most of the optional benefits you elected. The GMIB will terminate upon your death (and no further GMIB charges will be deducted), unless your spouse is eligible for the benefit and elects to continue it with the Contract. For more information, please see "Guaranteed Minimum Income Benefit," beginning on page 27. Similarly, a GMWB will also terminate upon your death (and no further GMWB charges will be deducted), unless your spouse is eligible for the benefit and elects to continue it with the Contract. For more information, please see "7% Guaranteed Minimum Withdrawal Benefit" beginning on page 39. Because the "for life" guarantee would no longer be in effect with the 5% or 4% For Life GMWB, however, the benefit would allow the spouse to take partial withdrawals until the GWB is depleted. Otherwise, the Contract, and its optional benefits, remains the same. There is no charge for the Spousal Continuation Option; however, your spouse will also be subject to the same fees, charges and expenses under the Contract as you were.


         The Special Spousal Continuation Option is available to elect one time on the Contract. However, if the Pre-Selected Death Benefit Option Election is in force at the time of your death, the payment of the death benefit may not be postponed, nor can the Contract be continued under any other provisions of this Contract. This restriction applies even if the Beneficiary is your spouse, unless such restriction is prohibited by the Internal Revenue Code.


         DEATH OF OWNER ON OR AFTER THE INCOME DATE. If you or a joint Owner dies who is not the Annuitant on or after the Income Date, any remaining payments under the income option elected will continue at least as rapidly as under the method of distribution in effect at the date of death. If you die, the Beneficiary becomes the Owner.


         DEATH OF ANNUITANT. If the Annuitant is not an Owner or joint Owner and dies before the Income Date, you can name a new Annuitant. If you do not name a new Annuitant within 30 days of the death of the Annuitant, you will become the Annuitant. However, if the Owner is a non-natural person (for example, a corporation), then the death of the Annuitant will be treated as the death of the Owner, and a new Annuitant may not be named.

         If the Annuitant dies on or after the Income Date, any remaining guaranteed payments will be paid to the Beneficiary as provided for in the income option selected. Any remaining guaranteed payments will be paid at least as rapidly as under the method of distribution in effect at the Annuitant's death. With Option 1 or 2 of the income options, if the Annuitant's death occurs before the first income payment, the amount applied to the income option will be paid to the Owner or Beneficiary, as applicable.

                                      TAXES

         THE FOLLOWING IS ONLY GENERAL INFORMATION AND IS NOT INTENDED AS TAX ADVICE TO ANY INDIVIDUAL. ADDITIONAL TAX INFORMATION IS INCLUDED IN THE SAI. YOU SHOULD CONSULT YOUR OWN TAX ADVISER AS TO HOW THESE GENERAL RULES WILL APPLY TO YOU IF YOU PURCHASE A CONTRACT.

         TAX-QUALIFIED AND NON-QUALIFIED CONTRACTS. If you purchase your Contract as a part of a tax-qualified plan such as an Individual Retirement Annuity (IRA), Tax-Sheltered Annuity (sometimes referred to as a 403(b) Contract), or pension or profit-sharing plan (including a 401(k) plan or H.R. 10 Plan) your Contract will be what is referred to as a qualified Contract. The related retirement or pension plans may also be referred to as qualified plans. Tax deferral under a tax-qualified Contract arises under the specific provisions of the Internal Revenue Code (Code) governing the tax-qualified plan, so a tax-qualified Contract should be purchased only for the features and benefits other than tax deferral that are available under a tax-qualified Contract, and not for the purpose of obtaining tax deferral. You should consult your own adviser regarding these features and benefits of the Contract prior to purchasing a tax-qualified Contract.

         If you do not purchase your Contract as a part of any tax-qualified pension plan, specially sponsored program or an individual retirement annuity, your Contract will be what is referred to as a non-qualified Contract, and any unrelated retirement plan as non-qualified as well.

         The amount of your tax liability on the earnings under and the amounts received from either a tax-qualified or a non-qualified Contract will vary depending on the specific tax rules applicable to your Contract and your particular circumstances.

         NON-QUALIFIED CONTRACTS - GENERAL TAXATION. Increases in the value of a non-qualified Contract attributable to undistributed earnings are generally not taxable to the Contract Owner or the Annuitant until a distribution (either a withdrawal or an income payment) is made from the Contract. This tax deferral is generally not available under a non-qualified Contract owned by a non-natural person (e.g., a corporation or certain other entities other than a trust holding the Contract as an agent for a natural person). Loans based on a non-qualified Contract are treated as distributions.

         NON-QUALIFIED CONTRACTS - AGGREGATION OF CONTRACTS. For purposes of determining the taxability of a distribution, the Code provides that all non-qualified contracts issued by us (or an affiliate) to you during any calendar year must be treated as one annuity contract. Additional rules may be promulgated under this Code provision to prevent avoidance of its effect through the ownership of serial contracts or otherwise.

         NON-QUALIFIED CONTRACTS - WITHDRAWALS AND INCOME PAYMENTS. Any withdrawal from a non-qualified Contract is taxable as ordinary income to the extent it does not exceed the accumulated earnings under the Contract. A part of each income payment under a non-qualified Contract is generally treated as a non-taxable return of premium. The balance of each income payment is taxable as ordinary income. The amounts of the taxable and non-taxable portions of each income payment are determined based on the amount of the investment in the Contract and the length of the period over which income payments are to be made. Income payments received after all of your investment in the Contract is recovered are fully taxable as ordinary income. Additional information is provided in the SAI.

         The Code also imposes a 10% penalty on certain taxable amounts received under a non-qualified Contract. This penalty tax will not apply to any amounts:

               o    paid on or after the date you reach age 59 1/2;

               o    paid to your Beneficiary after you die;

               o paid if you become totally disabled (as that term is defined in the Code);

               o paid in a series of substantially equal periodic payments made annually (or more frequently) for your life (or life expectancy) or for a period not exceeding the joint lives (or joint life expectancies) of you and your Beneficiary;

               o    paid under an immediate annuity; or

               o    which come from premiums made prior to August 14, 1982.

         NON-QUALIFIED CONTRACTS - REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for federal income tax purposes, the Code requires any nonqualified contract issued after January 18, 1985 to provide that (a) if an owner dies on or after the annuity starting date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner's death; and (b) if an owner dies prior to the annuity starting date, the entire interest in the contract must be distributed within five years after the date of the owner's death.

         The requirements of (b) above can be considered satisfied if any portion of the Owner's interest which is payable to or for the benefit of a "designated beneficiary" is distributed over the life of such beneficiary or over a period not extending beyond the life expectancy of that beneficiary and such distributions begin within one year of that Owner's death. The Owner's "designated beneficiary", who must be a natural person, is the person designated by such Owner as a Beneficiary and to whom ownership of the Contract passes by reason of death. However, if the Owner's "designated beneficiary" is the surviving spouse of the Owner, the contract may be continued with the surviving spouse as the new Owner.

         TAX-QUALIFIED CONTRACTS - WITHDRAWALS AND INCOME PAYMENTS. The Code imposes limits on loans, withdrawals and income payments under tax-qualified Contracts. The Code also imposes minimum distribution requirements for tax-qualified Contracts and a 10% penalty on certain taxable amounts received prematurely under a tax-qualified Contract. These limits, required minimum distributions, tax penalties and the tax computation rules are summarized in the SAI. Any withdrawals under a tax-qualified Contract will be taxable except to the extent they are allocable to an investment in the Contract (any after-tax contributions). In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis.

         WITHDRAWALS - TAX-SHELTERED ANNUITIES. The Code limits the withdrawal of amounts attributable to purchase payments made under a salary reduction agreement from Tax-Sheltered Annuities. Withdrawals can only be made when an Owner:

               o    reaches age 59 1/2;

               o    leaves his/her job;

               o    dies;

               o    becomes disabled (as that term is defined in the Code); or

               o experiences hardship. However, in the case of hardship, the Owner can only withdraw the premium and not any earnings.

         WITHDRAWALS - ROTH IRAS. Subject to certain limitations, individuals may also purchase a type of non-deductible IRA annuity known as a Roth IRA annuity. Qualified distributions from Roth IRA annuities are entirely federal income-tax free. A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on account of the individual's death or disability, or as a qualified first-time home purchase, subject to $10,000 lifetime maximum, for the individual, or for a spouse, child, grandchild or ancestor.

         CONSTRUCTIVE WITHDRAWALS - INVESTMENT ADVISER FEES. Withdrawals from non-qualified Contracts for the payment of investment adviser fees will be considered taxable distributions from the Contract. In a series of Private Letter Rulings, however, the Internal Revenue Service has held that the payment of investment adviser fees from a tax-qualified Contract need not be considered a distribution for income tax purposes. Under the facts in these Rulings:

               o there was a written agreement providing for payments of the fees solely from the annuity Contract,

               o    the Contract Owner had no liability for the fees and

               o the fees were paid solely from the annuity Contract to the adviser.

         EXTENSION OF LATEST INCOME DATE. If you do not annuitize your Contract on or before the Latest Income Date, it is possible that the IRS could challenge the status of your Contract as an annuity Contract for tax purposes. The result of such a challenge could be that you would be viewed as either constructively receiving the increase in the Contract Value each year from the inception of the Contract or the entire increase in the Contract Value would be taxable in the year you attain age 90. In either situation, you could realize taxable income even if the Contract proceeds are not distributed to you at that time. Accordingly, before purchasing a Contract, you should consult your tax advisor with respect to these issues.

         DEATH BENEFITS. None of the death benefits paid under the Contract to the Beneficiary will be tax-exempt life insurance benefits. The rules governing the taxation of payments from an annuity Contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate or gift taxes may also apply.

         ASSIGNMENT. An assignment of your Contract will generally be a taxable event. Assignments of a tax-qualified Contract may also be limited by the Code and the Employee Retirement Income Security Act of 1974, as amended. These limits are summarized in the SAI. You should consult your tax adviser prior to making any assignment of your Contract.

         DIVERSIFICATION. The Code provides that the underlying investments for a non-qualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity Contract. We believe that the underlying investments are being managed so as to comply with these requirements.

         OWNER CONTROL. In a Revenue Ruling issued in 2003, the Internal Revenue Service (IRS) considered certain variable annuity and variable life insurance Contracts and held that the types of actual and potential control that the Contract Owners could exercise over the investment assets held by the insurance company under these variable Contracts was not sufficient to cause the Contract Owners to be treated as the Owners of those assets and thus to be subject to current income tax on the income and gains produced by those assets. Under the Contract, like the contracts described in the Revenue Ruling, there will be no arrangement, plan, Contract or agreement between the Contract Owner and Jackson National regarding the availability of a particular investment option and other than the Contract Owner's right to allocate premiums and transfer funds among the available sub-accounts, all investment decisions concerning the sub-accounts will be made by the insurance company or an advisor in its sole and absolute discretion.


         The Contract will differ from the contracts described in the Revenue Ruling, in two respects. The first difference is that the contract in the Revenue Ruling provided only twelve investment options with the insurance company having the ability to add an additional 8 options whereas a Contract offers 55 Investment Divisions and at least one Fixed Account, although a Contract Owner can select no more than 18 Investment Divisions and the Fixed Account at any one time. The second difference is that the Owner of a contract in the Revenue Ruling could only make one transfer per 30-day period without a fee whereas during the accumulation phase, a Contract Owner will be permitted to make up to 15 transfers in any one year without a charge.


         The Revenue Ruling states that whether the Owner of a variable contract is to be treated as the Owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances. Jackson National does not believe that the differences between the Contract and the contracts described in the Revenue Ruling with respect to the number of investment choices and the number of investment transfers that can be made under the contract without an additional charge should prevent the holding in the Revenue Ruling from applying to the Owner of a Contract. At this time, however, it cannot be determined whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. We reserve the right to modify the Contract to the extent required to maintain favorable tax treatment.

         WITHHOLDING - In general, distributions from a Contract are subject to 10% federal income tax withholding unless you elect not to have tax withheld. Some states have enacted similar rules. Different rules may apply to payments delivered outside the United States.

         Any distribution from a tax-qualified contract eligible for rollover will be subject to federal tax withholding at a mandatory 20% rate unless the distribution is made as a direct rollover to a tax-qualified plan or to an individual retirement account or annuity.

         The Code generally allows the rollover of most distributions to and from tax-qualified plans, tax-sheltered annuities, Individual Retirement Annuities and eligible deferred compensation plans of state or local governments. Distributions which may not be rolled over are those which are:

               (a) one of a series of substantially equal annual (or more frequent) payments made (a) over the life or life expectancy of the employee, (b) the joint lives or joint life expectancies of the employee and the employee's beneficiary, or (c) for a specified period of ten years or more;

               (b)  a required minimum distribution;

               (c)  a hardship withdrawal; or

               (d)  the non-taxable portion of a distribution.

                                OTHER INFORMATION


         DOLLAR COST AVERAGING. If the amount allocated to the Investment Divisions plus the amount allocated to Fixed Accounts is at least $15,000, you can arrange to have a dollar amount or percentage of money periodically transferred automatically into other Investment Divisions from the one-year Fixed Account or any of the Investment Divisions. In the case of transfers from the one-year Fixed Account or Investment Divisions with a stable unit value, this can let you pay a lower average cost per unit over time than you would receive if you made a one-time purchase. Transfers from the more volatile Investment Divisions may not result in lower average costs and such Investment Divisions may not be an appropriate source of dollar cost averaging transfers in volatile markets. There is no charge for Dollar Cost Averaging. Certain minimums and restrictions may apply, including that you may not select Dollar Cost Averaging at the same time as Rebalancing. We may offer an enhanced rate of interest, which would be credited daily, on prmeiums you allocate to the Fixed Account for a specified period, and we may require equal monthly transfers to the Investment Divisions during the time.

         EARNINGS SWEEP. You can choose to move your earnings from the money market Investment Division or the one-year Fixed Account, if available, on a monthly basis, and there is no minimum transfer amount. There is no charge for Earnings Sweep.

         REBALANCING. You can arrange to have us automatically reallocate your Contract Value among Investment Divisions and the one-year Fixed Account periodically to maintain your selected allocation percentages. Rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing Investment Divisions. You may not select Rebalancing at the same time as Dollar Cost Averaging. There is no charge for Rebalancing.


         You may cancel a Dollar Cost Averaging, Earnings Sweep or Rebalancing program using whatever methods you use to change your allocation instructions.

         FREE LOOK. You may return your Contract to the selling agent or us within twenty days after receiving it. We will return

               o    the Contract Value in the Investment Divisions, PLUS

               o the full amount of premium you allocated to the Fixed Account (minus any withdrawals).

         We will determine the Contract Value in the Investment Divisions as of the date we receive the Contract or the date you return it to the selling agent. We will return premium payments where required by law.

         ADVERTISING. From time to time, we may advertise several types of performance of the Investment Divisions.

               o TOTAL RETURN is the overall change in the value of an investment in an Investment Division over a given period of time.

               o STANDARDIZED AVERAGE ANNUAL TOTAL RETURN is calculated in accordance with SEC guidelines.

               o NON-STANDARDIZED TOTAL RETURN may be for periods other than those required by, or may otherwise differ from, standardized average annual total return. For example, if a Fund has been in existence longer than the Investment
                    Division, we may show non-standardized performance for periods that begin on the inception date of the Fund, rather than the inception date of the Investment Division.

               o YIELD refers to the income generated by an investment over a given period of time.

         Performance will be calculated by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period. Performance will reflect the deduction of the mortality and expense risk and administration charges and may reflect the deduction of contract maintenance and withdrawal charges, but will not reflect charges for optional features except in performance data used in sales materials that promote those optional features. The deduction of withdrawal charges and/or the charges for optional features would reduce the percentage increase or make greater any percentage decrease.

         MODIFICATION OF YOUR CONTRACT. Only our President, Vice President, Secretary or Assistant Secretary may approve a change to or waive a provision of your Contract. Any change or waiver must be in writing. We may change the terms of your Contract without your consent in order to comply with changes in applicable law, or otherwise as we deem necessary.

         LEGAL PROCEEDINGS. There are no material legal proceedings, other than the ordinary routine litigation incidental to the business to which Jackson National Life Insurance Company of New York is a party.

         Jackson National Life Insurance Company ("Jackson National" or "JNL"), Jackson National Life of NY's parent, is a defendant in a number of civil proceedings substantially similar to other litigation brought against many life insurers alleging misconduct in the sale or administration of insurance products. These matters are sometimes referred to as market conduct litigation. The market conduct litigation currently pending against JNL asserts various theories of liability and purports to be filed on behalf of individuals or differing classes of persons in the United States who purchased either life insurance or annuity products from JNL during periods ranging from 1981 to present. JNL has retained national and local counsel experienced in the handling of such litigation. To date, such litigation has either been resolved by Jackson National on a non-material basis, or is being vigorously defended. At this time, it is not feasible to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome in such actions.

                                 PRIVACY POLICY

         COLLECTION OF NONPUBLIC PERSONAL INFORMATION. We collect nonpublic personal information (financial and health) about you from some or all of the following sources:

               o Information we receive from you on applications or other forms;

               o    Information about your transactions with us;

               o    Information we receive from a consumer reporting agency;

               o    Information   we  obtain  from  others  in  the  process  of
                    verifying information you provide us; and

               o Individually identifiable health information, such as your medical history, when you have applied for a life insurance policy.

         DISCLOSURE OF CURRENT AND FORMER CUSTOMER NONPUBLIC PERSONAL INFORMATION. We WILL NOT DISCLOSE our current and former customers' nonpublic personal information to affiliated or nonaffiliated third parties, EXCEPT AS PERMITTED BY LAW. TO THE EXTENT PERMITTED BY LAW, WE MAY DISCLOSE to either affiliated or nonaffiliated third parties all of the nonpublic personal financial information that we collect about our customers, as described above.

         In general, any disclosures to affiliated or nonaffiliated parties will be for the purpose of them providing services for us so that we may more efficiently administer your Contract and process the transactions and services you request. WE DO NOT SELL INFORMATION TO EITHER AFFILIATED OR NON-AFFILIATED PARTIES.

         We also share customer name and address information with unaffiliated mailers to assist in the mailing of company newsletters and other Contract Owner communications. Our agreements with these third parties require them to use this information responsibly and restrict their ability to share this information with other parties.

         We do not internally or externally share nonpublic personal health information other than, as permitted by law, to process transactions or to provide services that you have requested. These transactions or services include, but are not limited to, underwriting life insurance policies, obtaining reinsurance of life policies and processing claims for waiver of premium, accelerated death benefits, terminal illness benefits or death benefits.

         SECURITY TO PROTECT THE CONFIDENTIALITY OF NONPUBLIC PERSONAL INFORMATION. We HAVE SECURITY PRACTICES AND procedures in place to prevent unauthorized access to your nonpublic personal information. Our practices of safeguarding your information help protect against the criminal use of the information. Our employees are bound by a Code of Conduct requiring that all information be kept in strict confidence, and they are subject to disciplinary action for violation of the Code.

         We RESTRICT ACCESS to nonpublic personal information about you to those employees who need to know that information to provide products or services to you. We MAINTAIN PHYSICAL, ELECTRONIC AND PROCEDURAL SAFEGUARDS that comply with federal and state regulations to guard your nonpublic personal information.

                              TABLE OF CONTENTS OF
                     THE STATEMENT OF ADDITIONAL INFORMATION


General Information and History ...............................................2
Services ......................................................................4
Purchase of Securities Being Offered ..........................................4
Underwriters ..................................................................4
Calculation of Performance ....................................................4
Additional Tax Information ....................................................7
Net Investment Factor ........................................................18
Financial Statements .........................................................20

                                   APPENDIX A

DOW JONES DOES NOT:

o Sponsor, endorse, sell or promote the JNL/Mellon Capital Management The DowSM 10 Fund.

o Recommend that any person invest in the JNL/Mellon Capital Management The DowSM 10 Fund or any other securities.

o Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the JNL/Mellon Capital Management The DowSM 10 Fund.

o Have any responsibility or liability for the administration, management or marketing of the JNL/Mellon Capital Management The DowSM 10 Fund.

o Consider the needs of the JNL/Mellon Capital Management The DowSM 10 Fund, or the Owners of the JNL/Mellon Capital Management The DowSM 10 Fund, in determining, composing or calculating the DJIA or have any obligation to do so.

--------------------------------------------------------------------------------
DOW JONES WILL NOT HAVE ANY LIABILITY IN CONNECTION WITH THE JNL/MELLON CAPITAL MANAGEMENT THE DOWSM 10 FUND. SPECIFICALLY,

o DOW JONES DOES NOT MAKE ANY WARRANTY, EXPRESS OR IMPLIED, AND DOW JONES DISCLAIMS ANY WARRANTY ABOUT:

     o    THE RESULTS TO BE OBTAINED BY THE  JNL/MELLON  CAPITAL  MANAGEMENT THE
          DOWSM 10 FUND, THE OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT THE DOWSM 10 FUND OR ANY OTHER PERSON IN CONNECTION WITH THE USE OF THE DJIA AND THE DATA INCLUDED IN THE DJIA;

     o    THE ACCURACY OR COMPLETENESS OF THE DJIA AND ITS DATA;

     o THE MERCHANTABILITY AND THE FITNESS FOR A PARTICULAR PURPOSE OR USE OF THE DJIA AND ITS DATA.

o DOW JONES WILL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS IN THE DJIA OR ITS DATA.

o UNDER NO CIRCUMSTANCES WILL DOW JONES BE LIABLE FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF DOW JONES KNOWS THAT THEY MIGHT OCCUR.

o THE LICENSING AGREEMENT BETWEEN JACKSON NATIONAL LIFE INSURANCE COMPANY AND DOW JONES IS SOLELY FOR THEIR BENEFIT AND NOT FOR THE BENEFIT OF THE OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT THE DOWSM 10 FUND OR ANY OTHER THIRD PARTIES.
--------------------------------------------------------------------------------

                                   APPENDIX B

  ------------------------------------------------------------------------------
  JNL/NY EXAMPLE 1
  ------------------------------------------------------------------------------
       100,000.00  : Premium
            4.00%  : Withdrawal Charge Year 4
            3.00%  : Contract Enhancement
            2.00%  : Recapture Charge Year 4
            5.00%  : Net Return

  AT END OF YEAR 4
       125,197.14  : Contract Value at end of year 4
       100,000.00  : Net Withdrawal requested

        25,197.14  : Earnings
        79,577.51  : Premium withdrawn (grossed up to account for Withdrawal Charge and Recapture Charge)
        ---------
       104,744.65  : Total Gross Withdrawal

       104,774.65  : Total Gross Withdrawal
        -3,183.10  : Withdrawal Charge
        -1,591.55  : Recapture Charge
        ---------
       100,000.00  : Total Net Withdrawal
  -----------------------------------------------------------------------------------------------------------------

  -----------------------------------------------------------------------------------------------------------------
  JNL/NY EXAMPLE 2
  -----------------------------------------------------------------------------------------------------------------

          10/1/05

       100,000.00  : Premium
            5.00%  : Withdrawal Charge Contribution Year 3
            2.00%  : Recapture Charge Contribution Year 3

          12/1/05

       100,000.00  : Premium
            6.00%  : Withdrawal Charge Contribution Year 2
            3.00%  : Recapture Charge Contribution Year 2

            3.00%  : Contract Enhancement
            0.00%  : Net Return


          11/1/07

       206,000.00  : Contract Value
       150,000.00  : Net Withdrawal Requested

         6,000.00  : Earnings
        14,000.00  : 10% Additional Free Withdrawal Amount
       100,000.00  : Premium 1 withdrawn (grossed up to account for Withdrawal Charge and Recapture Charge)
        40,659.34  : Premium 2 withdrawn (grossed up to account for Withdrawal Charge and Recapture Charge)
        ---------
       160,659.34  : Total Gross Withdrawal

       160,659.34  : Total Gross Withdrawal
        -5,000.00  : Withdrawal Charge from Premium 1
        -2,000.00  : Recapture Charge from Premium 1
        -2,439.56  : Withdrawal Charge from Premium 2
        -1,219.78  : Recapture Charge from Premium 2
        ---------
       150,000.00  : Total Net Withdrawal
  -----------------------------------------------------------------------------------------------------------------

                                   APPENDIX C


THESE EXAMPLES ARE PROVIDED TO ASSIST YOU IN UNDERSTANDING HOW THE GWB AND GAWA VALUES ARE COMPUTED, AND HOW THEY MAY BE ALTERED BY VARIOUS EVENTS, INCLUDING SUBSEQUENT PREMIUM PAYMENTS, ELECTION OF THE "STEP-UP," OR PARTIAL WITHDRAWALS. THE EXAMPLES ONLY DEPICT LIMITED CIRCUMSTANCES, AND SPECIFIC FACTUAL ASSUMPTIONS. THE RESULTS MAY VARY DEPENDING UPON THE TIMING OR SEQUENCE OF ACTIONS, AS WELL AS CHANGES IN MARKET CONDITIONS. IF YOU ARE CONTEMPLATING ELECTING THE 7% GMWB, OR EXERCISING ANY RIGHTS THEREUNDER, PLEASE CONSIDER IN MAKING YOUR DECISIONS THE RESULTS BASED ON THE SPECIFIC FACTS THAT APPLY TO YOU.

ALL OF THE FOLLOWING EXAMPLES ASSUME YOU SELECT THE 7% GMWB WHEN YOU PURCHASE YOUR CONTRACT AND YOUR INITIAL PREMIUM PAYMENT IS $100,000. NO OTHER OPTIONAL BENEFITS ARE SELECTED. THEY ALSO ASSUME THAT NO CHARGES OR ADJUSTMENTS WILL APPLY TO PARTIAL WITHDRAWALS.


EXAMPLE 1:  AT ISSUE, THE GWB AND GAWA ARE DETERMINED.

     o Your Guaranteed Withdrawal Balance (GWB) is $100,000, which is your initial Premium payment.

     o Your Guaranteed Annual Withdrawal Amount (GAWA) is $7,000, which is 7% of your GWB.

EXAMPLE 2:  SUBSEQUENT PREMIUM PAYMENT.

If you make an additional Premium payment of $50,000 before you make any withdrawals, then

     o Your GWB is $150,000, which is your prior GWB ($100,000) plus your additional Premium payment ($50,000).

     o Your GAWA is $10,500, which is your prior GAWA ($7,000) plus 7% of your additional Premium payment ($3,500).

EXAMPLE 3:  WITHDRAWAL EQUAL TO THE GAWA.

If you take the GAWA ($7,000) as a withdrawal before the end of the first Contract Year, then

     o Your GWB becomes $93,000, which is your prior GWB ($100,000) minus the GAWA ($7,000).

     o Your GAWA for the next year remains $7,000, because you did not take more than the GAWA ($7,000).

EXAMPLE 4: WITHDRAWAL GREATER THAN THE GAWA WHEN THE CONTRACT VALUE HAS INCREASED DUE TO POSITIVE MARKET PERFORMANCE AND THE GAWA IS REDUCED AS A RESULT OF THE TRANSACTION.

If you withdraw $60,000 and your Contract Value is $150,000 at the time of withdrawal, then

     o We recalculate your GWB by comparing the results of two calculations and choosing the lesser amount:

          o First, we deduct the amount of the withdrawal ($60,000) from your Contract Value ($150,000). This equals $90,000 and is your new Contract Value.

          o Second, we deduct the amount of the withdrawal ($60,000) from your GWB ($100,000). This is $40,000.

          Your new GWB is $40,000, since this is the lesser of the two amounts.

     o Since the Contract Value after the partial withdrawal ($90,000) is more than the new GWB ($40,000), but less than the GWB prior to the partial withdrawal ($100,000), the GAWA is reduced. The new GAWA is 7% of the greater of the Contract Value after the partial withdrawal or the new GWB, which is $6,300.

     o After the withdrawal, if you took withdrawals of the GAWA, it would take 7 additional years to deplete the new GWB.

EXAMPLE 5: WITHDRAWAL GREATER THAN THE GAWA WHEN THE CONTRACT VALUE HAS INCREASED DUE TO POSITIVE MARKET PERFORMANCE AND THE GAWA REMAINS UNCHANGED.

If you withdraw $40,000 and your Contract Value is $150,000 at the time of withdrawal, then

     o We recalculate your GWB by comparing the results of two calculations and choosing the lesser amount:

          o First, we deduct the amount of the withdrawal ($40,000) from your Contract Value ($150,000). This equals $110,000 and is your new Contract Value.

          o Second, we deduct the amount of the withdrawal ($40,000) from your GWB ($100,000). This is $60,000.

          Your new GWB is $60,000, since this is the lesser of the two amounts.

     o Since the Contract value after the partial withdrawal ($110,000) is more than the new GWB ($60,000) and more than the GWB prior to the partial withdrawal ($100,000), the GAWA is unchanged. The GAWA remains $7,000.

     o After the withdrawal, if you took withdrawals of the GAWA, it would take 9 additional years to deplete the new GWB.

EXAMPLE 6: WITHDRAWAL GREATER THAN THE GAWA WHEN THE CONTRACT VALUE HAS DECREASED DUE TO NEGATIVE MARKET PERFORMANCE.

If you withdraw $50,000 and your Contract value is $80,000 at the time of withdrawal, then

     o We recalculate your GWB by comparing the results of two calculations and choosing the lesser amount:

          o First, we deduct the amount of the withdrawal ($50,000) from your Contract value ($80,000). This equals $30,000 and is your new Contract value.

          o Second, we deduct the amount of the withdrawal ($50,000) from your GWB ($100,000). This is $50,000.

          Your new GWB becomes $30,000, since this is the lesser of the two amounts.

     o Since the Contract value prior to the partial withdrawal ($80,000) is less than or equal to the GWB prior to the partial withdrawal ($100,000), the GAWA is reduced. The new GAWA is 7% of the new GWB, which is $2,100.

     o After the withdrawal, if you took withdrawals of the GAWA, it would take 15 additional years to deplete the new GWB.

EXAMPLE 7:  STEP-UP.


If you elect to "step-up" your 7% GMWB on a Contract Anniversary at least 5 years after electing the 7% GMWB, assuming you have made no withdrawals and your Contract value at the time of step-up is $200,000, then


     o We recalculate your GWB to equal your Contract value, which is $200,000.

     o We recalculate your GAWA by comparing your GAWA before the step-up ($7,000) to 7% of your new GWB ($14,000) and choose the greater amount ($14,000). This is your new GAWA.

     o After the "step-up," if you took withdrawals of the GAWA, it would take 15 additional years to deplete the new GWB.

EXAMPLE 8: VALUES MAY DIFFER BASED ON THE ORDER OF YOUR ELECTIONS. THE FOLLOWING TWO EXAMPLES DEMONSTRATE THE DIFFERENT RESULTS IF YOU ELECT A "STEP-UP" PRIOR TO SUBMITTING A WITHDRAWAL REQUEST RATHER THAN MAKING THE WITHDRAWAL PRIOR TO A "STEP-UP."


If your Contract value prior to any transactions is $200,000 and you wish to "step-up" your 7% GMWB on a Contract Anniversary at least 5 years after electing the 7% GMWB (assuming you have made no prior withdrawals) but also wish to take the original GAWA ($7,000) as a withdrawal, then


8A: STEP-UP FOLLOWED BY WITHDRAWAL.

     o Upon step-up, we recalculate your GWB to equal your Contract value, which is $200,000. We then recalculate your GAWA by comparing your GAWA before the step-up ($7,000) to 7% of your new GWB ($14,000) and choose the greater amount ($14,000). This is your new GAWA.

     o Upon withdrawal of less than or equal to the GAWA, your GWB becomes $193,000, which is your prior GWB ($200,000) minus the withdrawal ($7,000). Your GAWA remains $14,000, because you did not take more than the GAWA.

     o After the withdrawal, if you took withdrawals of the GAWA, it would take 14 additional years to deplete the new GWB.

8B: WITHDRAWAL FOLLOWED BY A STEP-UP.

     o Upon withdrawal of less than or equal to the GAWA, your GWB becomes $93,000, which is your prior GWB ($100,000) minus the withdrawal ($7,000). Your GAWA remains $7,000, because you did not take more than the GAWA.

     o Upon step-up, we recalculate your GWB to equal your Contract value after the withdrawal, which is $193,000. We then recalculate your GAWA by comparing your GAWA before the step-up ($7,000) to 7% of your new GWB ($13,510) and choose the greater amount ($13,510). This is your new GAWA.

     o After the step-up, if you took withdrawals of the GAWA, it would take 15 additional years to deplete the new GWB.

EXAMPLE 9: THE FOLLOWING TWO EXAMPLES DEMONSTRATE THAT IN SOME CASES THE ORDER OF YOUR TRANSACTIONS WILL NOT IMPACT THE FINAL RESULTS.


If your Contract value prior to any transactions is $200,000 and you wish to "step-up" your 7% GMWB on a Contract Anniversary at least 5 years after electing the 7% GMWB (assuming you have made no prior withdrawals) but also wish to take a withdrawal greater than the GAWA ($15,000), then


9A: STEP-UP FOLLOWED BY WITHDRAWAL.

     o Upon step-up, we recalculate your GWB to equal your Contract value, which is $200,000. We then recalculate your GAWA by comparing your GAWA before the step-up ($7,000) to 7% of your new GWB ($14,000) and choose the greater amount ($14,000). This is your new GAWA.

     o Upon withdrawal of an amount greater than the GAWA, your GWB is the lesser of the Contract value after the partial withdrawal ($185,000) or the prior GWB less the partial withdrawal ($15,000), which is $185,000. Since the Contract value prior to the partial withdrawal ($200,000) is less than or equal to the GWB prior to the partial withdrawal ($200,000), the GAWA is reduced. The new GAWA is 7% of the new GWB, which is $12,950.

     o After the withdrawal, if you took withdrawals of the GAWA, it would take 15 additional years to deplete the new GWB.

9B: WITHDRAWAL FOLLOWED BY A STEP-UP.

     o Upon withdrawal of an amount greater than the GAWA, your GWB is the lesser of the Contract value after the partial withdrawal ($185,000) or the prior GWB less the partial withdrawal ($85,000), which is $85,000. Since the Contract value after the partial withdrawal ($185,000) is more than the new GWB ($85,000) and more than the GWB prior to the partial withdrawal ($100,000), the GAWA is unchanged. The GAWA remains $7,000.

     o Upon step-up, we recalculate your GWB to equal your Contract value after the withdrawal, which is $185,000. We then recalculate your GAWA by comparing your GAWA before the step-up ($7,000) to 7% of your new GWB ($12,950) and choose the greater amount ($12,950). This is your new GAWA.

     o After the step-up, if you took withdrawals of the GAWA, it would take 15 additional years to deplete the new GWB.

                                   APPENDIX D

THESE EXAMPLES ARE PROVIDED TO ASSIST YOU IN UNDERSTANDING HOW THE GWB AND GAWA VALUES ARE COMPUTED, AND HOW THEY MAY BE ALTERED BY VARIOUS EVENTS, INCLUDING SUBSEQUENT PREMIUM PAYMENTS, ELECTION OF THE "STEP-UP" OR PARTIAL WITHDRAWALS. THE EXAMPLES ONLY DEPICT LIMITED CIRCUMSTANCES, AND SPECIFIC FACTUAL ASSUMPTIONS. THE RESULTS MAY VARY DEPENDING UPON THE TIMING OR SEQUENCE OF ACTIONS, AS WELL AS CHANGES IN MARKET CONDITIONS. IF YOU ARE CONTEMPLATING ELECTING THE 5% FOR LIFE GMWB OR EXERCISING ANY RIGHTS THEREUNDER, PLEASE CONSIDER IN MAKING YOUR DECISIONS BASED ON THE SPECIFIC FACTS THAT APPLY TO YOU. THE FOR LIFE GUARANTEE PERMITS WITHDRAWALS OF THE GAWA FOR THE LONGER OF THE OWNER'S LIFE OR THE LIFE OF THE FIRST OF THE JOINT OWNERS TO DIE IF CONDITIONS FOR THE BENEFIT TO BE FULLY EFFECTIVE ARE SATISFIED.

ALL OF THE FOLLOWING EXAMPLES ASSUME YOU SELECT THE 5% FOR LIFE GMWB WHEN YOU PURCHASE YOUR CONTRACT AND YOUR INITIAL PREMIUM PAYMENT IS $100,000. NO OTHER OPTIONAL BENEFITS ARE SELECTED.

EXAMPLE 1:  AT ISSUE, THE GWB AND GAWA ARE DETERMINED.

     o Your Guaranteed Withdrawal Balance (GWB) is $100,000, which is your initial Premium payment.

     o Your Guaranteed Annual Withdrawal Amount (GAWA) is $5,000, which is 5% of your GWB.

EXAMPLE 2:  SUBSEQUENT PREMIUM PAYMENT.

If you make an additional Premium payment of $50,000 before you make any withdrawals, then

     o Your GWB is $150,000, which is your prior GWB ($100,000) plus your additional Premium payment ($50,000).

     o Your GAWA is $7,500, which is your prior GAWA ($5,000) plus 5% of your additional Premium payment ($2,500) and the For Life Guarantee remains effective.

EXAMPLE 3:  WITHDRAWAL EQUAL TO THE GAWA.

If you take the GAWA ($5,000) as a withdrawal before the end of the first Contract Year, then

     o Your GWB becomes $95,000, which is your prior GWB ($100,000) minus the GAWA ($5,000).

     o Your GAWA for the next year remains $5,000, because you did not take more than the GAWA ($5,000) and the For Life Guarantee remains effective.

EXAMPLE 4: WITHDRAWAL GREATER THAN THE GAWA WHEN THE CONTRACT VALUE HAS INCREASED DUE TO POSITIVE MARKET PERFORMANCE AND THE GAWA IS REDUCED AS A RESULT OF THE TRANSACTION.

If you withdraw $60,000 and your Contract Value is $150,000 at the time of withdrawal, then

     o We recalculate your GWB by comparing the results of two calculations and choosing the lesser amount:

          o First, we deduct the amount of the withdrawal ($60,000) from your Contract Value ($150,000). This equals $90,000 and is your new Contract Value.

          o Second, we deduct the amount of the withdrawal ($60,000) from your GWB ($100,000). This is $40,000.

          Your new GWB is $40,000, since this is the lesser of the two amounts.

     o Since the Contract Value after the partial withdrawal ($90,000) is more than the new GWB ($40,000), but less than the GWB prior to the partial withdrawal ($100,000), the GAWA is reduced. The new GAWA is 5% of the greater of the Contract Value after the partial withdrawal or the new GWB, which is $4,500. Since the withdrawal is greater than the GAWA, the For Life Guarantee is null and void.

     o After the withdrawal, if you took withdrawals of the GAWA, it would take 9 additional years to deplete the new GWB.

EXAMPLE 5: WITHDRAWAL GREATER THAN THE GAWA WHEN THE CONTRACT VALUE HAS INCREASED DUE TO POSITIVE MARKET PERFORMANCE AND THE GAWA REMAINS UNCHANGED.

If you withdraw $40,000 and your Contract Value is $150,000 at the time of withdrawal, then

     o We recalculate your GWB by comparing the results of two calculations and choosing the lesser amount:

          o First, we deduct the amount of the withdrawal ($40,000) from your Contract Value ($150,000). This equals $110,000 and is your new Contract Value.

          o Second, we deduct the amount of the withdrawal ($40,000) from your GWB ($100,000). This is $60,000.

          Your new GWB is $60,000, since this is the lesser of the two amounts.

     o Since the Contract Value after the partial withdrawal ($110,000) is more than the new GWB ($60,000) and more than the GWB prior to the partial withdrawal ($100,000), the GAWA is unchanged. The GAWA remains $5,000, but since the withdrawal is greater than the GAWA, the For Life Guarantee is null and void.

     o After the withdrawal, if you took withdrawals of the GAWA, it would take 12 additional years to deplete the new GWB.

EXAMPLE 6: WITHDRAWAL GREATER THAN THE GAWA WHEN THE CONTRACT VALUE HAS DECREASED DUE TO NEGATIVE MARKET PERFORMANCE.

If you withdraw $50,000 and your Contract Value is $80,000 at the time of withdrawal, then

     o We recalculate your GWB by comparing the results of two calculations and choosing the lesser amount:

          o First, we deduct the amount of the withdrawal ($50,000) from your Contract Value ($80,000). This equals $30,000 and is your new Contract Value.

          o Second, we deduct the amount of the withdrawal ($50,000) from your GWB ($100,000). This is $50,000.

          Your new GWB becomes $30,000, since this is the lesser of the two amounts.

     o Since the Contract Value prior to the partial withdrawal ($80,000) is less than or equal to the GWB prior to the partial withdrawal ($100,000), the GAWA is reduced. The new GAWA is 5% of the new GWB, which is $1,500. Since the withdrawal is greater than the GAWA, the For Life Guarantee is null and void.

     o After the withdrawal, if you took withdrawals of the GAWA, it would take 20 additional years to deplete the new GWB.

EXAMPLE 7:  STEP-UP.

If you elect to "step-up" your GMWB on a Contract Anniversary at least 5 years after electing the GMWB, assuming you have made no withdrawals and your Contract Value at the time of step-up is $200,000, then

     o We recalculate your GWB to equal your Contract Value, which is $200,000.

     o We recalculate your GAWA by comparing your GAWA before the step-up ($5,000) to 5% of your new GWB ($10,000) and choose the greater amount ($10,000). This is your new GAWA.

     o After the "step-up," if you took withdrawals of the GAWA, it would take 20 additional years to deplete the new GWB. If the For Life Guarantee remains effective, withdrawals of the GAWA could continue until the death of the Owner or the first of the Joint Owners, if any, even beyond 20 years.

EXAMPLE 8: VALUES MAY DIFFER BASED ON THE ORDER OF YOUR ELECTIONS. THE FOLLOWING TWO EXAMPLES DEMONSTRATE THE DIFFERENT RESULTS IF YOU ELECT A "STEP-UP" PRIOR TO SUBMITTING A WITHDRAWAL REQUEST RATHER THAN MAKING THE WITHDRAWAL PRIOR TO A "STEP-UP".

If your Contract Value prior to any transactions is $200,000 and you wish to "step-up" your GMWB on a Contract Anniversary at least 5 years after electing the GMWB (assuming you have made no prior withdrawals) but also wish to take the original GAWA ($5,000) as withdrawal, then

8A: STEP-UP FOLLOWED BY WITHDRAWAL.

     o Upon step-up, we recalculate your GWB to equal your Contract Value, which is $200,000. We then recalculate your GAWA by comparing your GAWA before the step-up ($5,000) to 5% of your new GWB ($10,000) and choose the greater amount ($10,000). This is your new GAWA.

     o Upon withdrawal of less than or equal to the GAWA, your GWB becomes $195,000, which is your prior GWB ($200,000) minus the withdrawal ($5,000). Your GAWA remains $10,000, because you did not take more than the GAWA.

     o After the withdrawal, if you took withdrawals of the GAWA, it would take 20 additional years to deplete the new GWB. If the For Life Guarantee remains effective, withdrawals of the GAWA could continue until the death of the Owner or the first of the Joint Owners, if any, even beyond 20 years.

8B: WITHDRAWAL FOLLOWED BY A STEP-UP.

     o Upon withdrawal of less than or equal to the GAWA, your GWB becomes $95,000, which is your prior GWB ($100,000) minus the withdrawal ($5,000). Your GAWA remains $5,000, because you did not take more than the GAWA.

     o Upon step-up, we recalculate your GWB to equal your Contract Value after the withdrawal, which is $195,000. We then recalculate your GAWA by comparing your GAWA before the step-up ($5,000) to 5% of your new GWB ($9,750) and choose the greater amount ($9,750). This is your new GAWA.

     o After the step-up, if you took withdrawals of the GAWA, it would take 20 additional years to deplete the new GWB. If the For Life Guarantee remains effective, withdrawals of the GAWA could continue until the death of the Owner or the first of the Joint Owners, if any, even beyond 20 years.

EXAMPLE 9: THE FOLLOWING TWO EXAMPLES DEMONSTRATE THAT IN SOME CASES THE ORDER OF YOUR TRANSACTIONS WILL NOT IMPACT THE FINAL RESULTS.

If your Contract Value prior to any transactions is $200,000 and you wish to "step-up" your GMWB on a Contract Anniversary at least 5 years after electing the GMWB (assuming you have made no prior withdrawals) but also wish to take a withdrawal greater than the GAWA ($15,000), then

9A: STEP-UP FOLLOWED BY WITHDRAWAL.

     o Upon step-up, we recalculate your GWB to equal your Contract Value, which is $200,000. We then recalculate your GAWA by comparing your GAWA before the step-up ($5,000) to 5% of your new GWB ($10,000) and choose the greater amount ($10,000). This is your new GAWA.

     o Upon withdrawal of an amount greater than the GAWA, your GWB is the lesser of the Contract Value after the partial withdrawal ($185,000) or the prior GWB less the partial withdrawal ($15,000), which is $185,000. Since the Contract Value prior to the partial withdrawal ($200,000) is less than or equal to the GWB prior to the partial withdrawal ($200,000), the GAWA is reduced. The new GAWA is 5% of the new GWB, which is $9,250. Since the withdrawal is greater than the GAWA, the For Life Guarantee is null and void.

     o After the withdrawal, if you took withdrawals of the GAWA, it would take 20 additional years to deplete the new GWB.

9B: WITHDRAWAL FOLLOWED BY A STEP-UP.

     o Upon withdrawal of an amount greater than the GAWA, your GWB is the lesser of the Contract Value after the partial withdrawal ($185,000) or the prior GWB less the partial withdrawal ($85,000), which is $85,000. Since the Contract Value after the partial withdrawal ($185,000) is more than the new GWB ($85,000) and more than the GWB prior to the partial withdrawal ($100,000), the GAWA is unchanged. The GAWA remains $5,000.

     o Upon step-up, we recalculate your GWB to equal your Contract Value after the withdrawal, which is $185,000. We then recalculate your GAWA by comparing your GAWA before the step-up ($5,000) to 5% of your new GWB ($9,250) and choose the greater amount ($9,250). This is your new GAWA. Since the withdrawal is greater than the GAWA, the For Life Guarantee is null and void.

     o After the step-up, if you took withdrawals of the GAWA, it would take 20 additional years to deplete the new GWB.

EXAMPLE 10:  WITHDRAWAL AFTER THE GWB HAS BEEN DEPLETED.

If your Contract Value is $15,000 and you take the GAWA ($5,000) as a withdrawal when the GWB has been depleted ($0), if the sum of the withdrawals you have taken did not exceed the GAWA in any contract year and the For Life Guarantee is fully effective, then:

     o We recalculate your GWB by comparing the results of two calculations and choosing the lesser amount:

          o First, we deduct the amount of the withdrawal ($5,000) from your Contract Value ($15,000). This equals $10,000 and is your new Contract Value.

          o Second, we deduct the amount of the withdrawal ($5,000) from your GWB ($0). This cannot be less than $0 so it is set to $0. Your GWB remains $0.

     o Your GAWA for the next year remains $5,000 because you did not take more than the GAWA ($5,000) and the For Life Guarantee remains effective.

                                   APPENDIX E

THESE EXAMPLES ARE PROVIDED TO ASSIST YOU IN UNDERSTANDING HOW THE GWB AND GAWA VALUES ARE COMPUTED, AND HOW THEY MAY BE ALTERED BY VARIOUS EVENTS, INCLUDING SUBSEQUENT PREMIUM PAYMENTS, ELECTION OF THE "STEP-UP" OR PARTIAL WITHDRAWALS. THE EXAMPLES ONLY DEPICT LIMITED CIRCUMSTANCES AND SPECIFIC FACTUAL ASSUMPTIONS. THE RESULTS MAY VARY DEPENDING UPON THE TIMING OR SEQUENCE OF ACTIONS, AS WELL AS CHANGES IN MARKET CONDITIONS. IF YOU ARE CONTEMPLATING ELECTING THE 4% FOR LIFE GMWB OR EXERCISING ANY RIGHTS THEREUNDER, PLEASE CONSIDER IN MAKING YOUR DECISIONS BASED ON THE SPECIFIC FACTS THAT APPLY TO YOU. THE FOR LIFE GUARANTEE PERMITS WITHDRAWALS OF THE GAWA FOR THE LONGER OF THE OWNER'S LIFE OR THE LIFE OF THE FIRST OF THE JOINT OWNERS TO DIE IF CONDITIONS FOR THE BENEFIT TO BE FULLY EFFECTIVE ARE SATISFIED.

ALL OF THE FOLLOWING EXAMPLES ASSUME YOU SELECT THE 4% FOR LIFE GMWB WHEN YOU PURCHASE YOUR CONTRACT AND YOUR INITIAL PREMIUM PAYMENT IS $100,000. NO OTHER OPTIONAL BENEFITS ARE SELECTED.

EXAMPLE 1:  AT ISSUE, THE GWB AND GAWA ARE DETERMINED.

     o Your Guaranteed Withdrawal Balance (GWB) is $100,000, which is your initial Premium payment.

     o Your Guaranteed Annual Withdrawal Amount (GAWA) is $4,000, which is 4% of your GWB.

EXAMPLE 2:  SUBSEQUENT PREMIUM PAYMENT.

If you make an additional Premium payment of $50,000 before you make any withdrawals, then

     o Your GWB is $150,000, which is your prior GWB ($100,000) plus your additional Premium payment ($50,000).

     o Your GAWA is $6,000, which is your prior GAWA ($4,000) plus 4% of your additional Premium payment ($2,000) and the For Life Guarantee remains effective.

EXAMPLE 3:  WITHDRAWAL EQUAL TO THE GAWA.

If you take the GAWA ($4,000) as a withdrawal before the end of the first Contract Year, then

     o Your GWB becomes $96,000, which is your prior GWB ($100,000) minus the GAWA ($4,000).

     o Your GAWA for the next year remains $4,000, because you did not take more than the GAWA ($4,000) and the For Life Guarantee remains effective.

EXAMPLE 4: WITHDRAWAL GREATER THAN THE GAWA WHEN THE CONTRACT VALUE HAS INCREASED DUE TO POSITIVE MARKET PERFORMANCE AND THE GAWA IS REDUCED AS A RESULT OF THE TRANSACTION.

If you withdraw $60,000 and your Contract Value is $150,000 at the time of withdrawal, then

     o We recalculate your GWB by comparing the results of two calculations and choosing the lesser amount:

          o First, we deduct the amount of the withdrawal ($60,000) from your Contract Value ($150,000). This equals $90,000 and is your new Contract Value.

          o Second, we deduct the amount of the withdrawal ($60,000) from your GWB ($100,000). This is $40,000.

          Your new GWB is $40,000, since this is the lesser of the two amounts.

     o Since the Contract Value after the partial withdrawal ($90,000) is more than the new GWB ($40,000), but less than the GWB prior to the partial withdrawal ($100,000), the GAWA is reduced. The new GAWA is 4% of the greater of the Contract Value after the partial withdrawal or the new GWB, which is $3,600. Since the withdrawal is greater than the GAWA, the For Life Guarantee is null and void.

     o After the withdrawal, if you took withdrawals of the GAWA, it would take 12 additional years to deplete the new GWB.

EXAMPLE 5: WITHDRAWAL GREATER THAN THE GAWA WHEN THE CONTRACT VALUE HAS INCREASED DUE TO POSITIVE MARKET PERFORMANCE AND THE GAWA REMAINS UNCHANGED.

If you withdraw $40,000 and your Contract Value is $150,000 at the time of withdrawal, then

     o We recalculate your GWB by comparing the results of two calculations and choosing the lesser amount:

          o First, we deduct the amount of the withdrawal ($40,000) from your Contract Value ($150,000). This equals $110,000 and is your new Contract Value.

          o Second, we deduct the amount of the withdrawal ($40,000) from your GWB ($100,000). This is $60,000.

          Your new GWB is $60,000, since this is the lesser of the two amounts.

     o Since the Contract Value after the partial withdrawal ($110,000) is more than the new GWB ($60,000) and more than the GWB prior to the partial withdrawal ($100,000), the GAWA is unchanged. The GAWA remains $4,000, but since the withdrawal is greater than the GAWA, the For Life Guarantee is null and void.

     o After the withdrawal, if you took withdrawals of the GAWA, it would take 15 additional years to deplete the new GWB.

EXAMPLE 6: WITHDRAWAL GREATER THAN THE GAWA WHEN THE CONTRACT VALUE HAS DECREASED DUE TO NEGATIVE MARKET PERFORMANCE.

If you withdraw $50,000 and your Contract Value is $80,000 at the time of withdrawal, then

     o We recalculate your GWB by comparing the results of two calculations and choosing the lesser amount:

          o First, we deduct the amount of the withdrawal ($50,000) from your Contract Value ($80,000). This equals $30,000 and is your new Contract Value.

          o Second, we deduct the amount of the withdrawal ($50,000) from your GWB ($100,000). This is $50,000.

          Your new GWB becomes $30,000, since this is the lesser of the two amounts.

     o Since the Contract Value prior to the partial withdrawal ($80,000) is less than or equal to the GWB prior to the partial withdrawal ($100,000), the GAWA is reduced. The new GAWA is 4% of the new GWB, which is $1,200. Since the withdrawal is greater than the GAWA, the For Life Guarantee is null and void.

     o After the withdrawal, if you took withdrawals of the GAWA, it would take 25 additional years to deplete the new GWB.

EXAMPLE 7:  STEP-UP.

If you elect to "step-up" your GMWB on a Contract Anniversary at least 5 years after electing the GMWB, assuming you have made no withdrawals and your Contract Value at the time of step-up is $200,000, then

     o We recalculate your GWB to equal your Contract Value, which is $200,000.

     o We recalculate your GAWA by comparing your GAWA before the step-up ($4,000) to 4% of your new GWB ($8,000) and choose the greater amount ($8,000). This is your new GAWA.

     o After the "step-up", if you took withdrawals of the GAWA, it would take 25 additional years to deplete the new GWB. If the For Life Guarantee remains effective, withdrawals of the GAWA could continue until the death of the Owner or the first of the Joint Owners, if any, even beyond 25 years.

EXAMPLE 8: VALUES MAY DIFFER BASED ON THE ORDER OF YOUR ELECTIONS. THE FOLLOWING TWO EXAMPLES DEMONSTRATE THE DIFFERENT RESULTS IF YOU ELECT A "STEP-UP" PRIOR TO SUBMITTING A WITHDRAWAL REQUEST RATHER THAN MAKING THE WITHDRAWAL PRIOR TO A "STEP-UP".

If your Contract Value prior to any transactions is $200,000 and you wish to "step-up" your GMWB on a Contract Anniversary at least 5 years after electing the GMWB (assuming you have made no prior withdrawals) but also wish to take the original GAWA ($4,000) as withdrawal, then

8A: STEP-UP FOLLOWED BY WITHDRAWAL.

     o Upon step-up, we recalculate your GWB to equal your Contract Value, which is $200,000. We then recalculate your GAWA by comparing your GAWA before the step-up ($4,000) to 4% of your new GWB ($8,000) and choose the greater amount ($8,000). This is your new GAWA.

     o Upon withdrawal of less than or equal to the GAWA, your GWB becomes $196,000, which is your prior GWB ($200,000) minus the withdrawal ($4,000). Your GAWA remains $8,000, because you did not take more than the GAWA.

     o After the withdrawal, if you took withdrawals of the GAWA, it would take 25 additional years to deplete the new GWB. If the For Life Guarantee remains effective, withdrawals of the GAWA could continue until the death of the Owner or the first of the Joint Owners, if any, even beyond 25 years.

8B: WITHDRAWAL FOLLOWED BY A STEP-UP.

     o Upon withdrawal of less than or equal to the GAWA, your GWB becomes $96,000, which is your prior GWB ($100,000) minus the withdrawal ($4,000). Your GAWA remains $4,000, because you did not take more than the GAWA.

     o Upon step-up, we recalculate your GWB to equal your Contract Value after the withdrawal, which is $196,000. We then recalculate your GAWA by comparing your GAWA before the step-up ($4,000) to 4% of your new GWB ($7,840) and choose the greater amount ($7,840). This is your new GAWA.

     o After the step-up, if you took withdrawals of the GAWA, it would take 25 additional years to deplete the new GWB. If the For Life Guarantee remains effective, withdrawals of the GAWA could continue until the death of the Owner or the first of the Joint Owners, if any, even beyond 25 years.

EXAMPLE 9: THE FOLLOWING TWO EXAMPLES DEMONSTRATE THAT IN SOME CASES THE ORDER OF YOUR TRANSACTIONS WILL NOT IMPACT THE FINAL RESULTS.

If your Contract Value prior to any transactions is $200,000 and you wish to "step-up" your GMWB on a Contract Anniversary at least 5 years after electing the GMWB (assuming you have made no prior withdrawals) but also wish to take a withdrawal greater than the GAWA ($15,000), then

9A: STEP-UP FOLLOWED BY WITHDRAWAL.

     o Upon step-up, we recalculate your GWB to equal your Contract Value, which is $200,000. We then recalculate your GAWA by comparing your GAWA before the step-up ($4,000) to 4% of your new GWB ($8,000) and choose the greater amount ($8,000). This is your new GAWA.

     o Upon withdrawal of an amount greater than the GAWA, your GWB is the lesser of the Contract Value after the partial withdrawal ($185,000) or the prior GWB less the partial withdrawal ($15,000), which is $185,000. Since the Contract Value prior to the partial withdrawal ($200,000) is less than or equal to the GWB prior to the partial withdrawal ($200,000), the GAWA is reduced. The new GAWA is 4% of the new GWB, which is $7,400. Since the withdrawal is greater than the GAWA, the For Life Guarantee is null and void.

     o After the withdrawal, if you took withdrawals of the GAWA, it would take 25 additional years to deplete the new GWB.

9B: WITHDRAWAL FOLLOWED BY A STEP-UP.

     o Upon withdrawal of an amount greater than the GAWA, your GWB is the lesser of the Contract Value after the partial withdrawal ($185,000) or the prior GWB less the partial withdrawal ($85,000), which is $85,000. Since the Contract Value after the partial withdrawal ($185,000) is more than the new GWB ($85,000) and more than the GWB prior to the partial withdrawal ($100,000), the GAWA is unchanged. The GAWA remains $4,000.

     o Upon step-up, we recalculate your GWB to equal your Contract Value after the withdrawal, which is $185,000. We then recalculate your GAWA by comparing your GAWA before the step-up ($4,000) to 4% of your new GWB ($7,400) and choose the greater amount ($7,400). This is your new GAWA. Since the withdrawal is greater than the GAWA, the For Life Guarantee is null and void.

     o After the step-up, if you took withdrawals of the GAWA, it would take 25 additional years to deplete the new GWB.

EXAMPLE 10:  WITHDRAWAL AFTER THE GWB HAS BEEN DEPLETED.

If your Contract Value is $15,000 and you take the GAWA ($4,000) as a withdrawal when the GWB has been depleted ($0), if the sum of the withdrawals you have taken did not exceed the GAWA in any contract year and the For Life Guarantee is fully effective, then:

     o We recalculate your GWB by comparing the results of two calculations and choosing the lesser amount:

          o First, we deduct the amount of the withdrawal ($4,000) from your Contract Value ($15,000). This equals $11,000 and is your new Contract Value.

          o Second, we deduct the amount of the withdrawal ($4,000) from your GWB ($0). This cannot be less than $0 so it is set to $0.

          Your GWB remains $0.

     o Your GAWA for the next year remains $4,000 because you did not take more than the GAWA ($4,000) and the For Life Guarantee remains effective.


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QUESTIONS:  If you have any questions about your Contract, you may contact us at:


ANNUITY SERVICE CENTER:                                   1 (800) 599-5651 (8 a.m. - 8 p.m., ET)

         MAIL ADDRESS:                                    P.O. Box 378004, Denver, Colorado 80237-8004

         DELIVERY ADDRESS:                                8055 East Tufts Avenue, Second Floor, Denver,
                                                          Colorado 80237

INSTITUTIONAL MARKETING

GROUP (IMG) SERVICE CENTER:                               1 (888) 464-7779 (8 a.m. - 8 p.m., ET)
(for Contracts purchased through a bank
or another financial institution)

         MAIL ADDRESS:                                    P.O. Box 30901, Lansing, Michigan 48909-8401

         DELIVERY ADDRESS:                                1 Corporate Way, Lansing, Michigan 48951
                                                          Attn: IMG

HOME OFFICE:                                              2900 Westchester Avenue, Purchase, New York 10577
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                       STATEMENT OF ADDITIONAL INFORMATION


                                DECEMBER 30, 2004




                     INDIVIDUAL AND GROUP DEFERRED FIXED AND
                           VARIABLE ANNUITY CONTRACTS
                     ISSUED BY THE JNLNY SEPARATE ACCOUNT I
            OF JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORKSM




This Statement of Additional Information (SAI) is not a prospectus. It contains information in addition to and more detailed than set forth in the Prospectus and should be read in conjunction with the Prospectus dated December 30, 2004. The Prospectus may be obtained from Jackson National Life Insurance Company of New York by writing P.O. Box 378004-8004, Denver, Colorado 80237, or calling 1-800-599-5651. Not all Investment Divisions described in this SAI may be available for investment.






                                TABLE OF CONTENTS
                                                                           PAGE

General Information and History...............................................2
Services......................................................................4
Purchase of Securities Being Offered..........................................4
Underwriters..................................................................4
Calculation of Performance....................................................4
Additional Tax Information....................................................7
Net Investment Factor .......................................................18
Financial Statements ........................................................20

GENERAL INFORMATION AND HISTORY

JNLNY Separate Account I (Separate Account) is a separate investment account of Jackson National Life Insurance Company of New York (Jackson National(R) Life of
NY). In September 1997, the company changed its name from First Jackson National Life Insurance Company to its present name. Jackson National Life of NY is a wholly owned subsidiary of Jackson National Life Insurance Company(R), and is ultimately a wholly owned subsidiary of Prudential plc, London, England, a life insurance company in the United Kingdom.

The JNL/Mellon Capital Management S&P Divisions and the JNL/S&P Divisions are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. (S&P). S&P makes no representation or warranty, express or implied, to the owners of the Divisions or any member of the public regarding the advisability of investing in securities generally or in the Divisions particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the Separate Account (Licensee) is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index that are determined, composed and calculated by S&P without regard to the Licensee or the Divisions. S&P has no obligation to take the needs of the Licensee or the owners of the Divisions into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Divisions or the timing of the issuance or sale of the Divisions or in the determination or calculation of the equation by which the Divisions are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Divisions.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE DIVISIONS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Value Line Publishing, Inc.'s ("VLPI") only relationship to Jackson National Life Insurance Company(R) ("JNL") is VLPI's licensing to JNL of certain VLPI trademarks and trade names and the Value Line Timeliness Ranking System (the "System"), which is composed by VLPI without regard to JNL, this Product or any investor. VLPI has no obligation to take the needs of JNL or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line Timeliness Ranking System. VLPI is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLPI MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLPI MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLPI DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLPI ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM. VLPI HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLPI BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

The Product(s) is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the CORPORATIONS). The Corporations have not passed on the legality or suitability of or the accuracy or adequacy of descriptions and disclosures relating to the Product(s). The Corporations make no representation or warranty, express or implied to the owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to Jackson National Life Insurance Company (LICENSEE) is in the licensing of the Nasdaq-100(R), Nasdaq-100 Index(R) and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee or the Product(s). Nasdaq has no obligation to take the needs of the Licensee or the owners of the Product(s) into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Product(s).

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT(S) OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

"The Nasdaq-100(R)," "Nasdaq-100 Index(R)," "Nasdaq Stock Market(R)" and "Nasdaq" are trade or service marks oF ThE Nasdaq, Inc. (which with its affiliates are the "Corporations") and have been licensed for use by Jackson National Life Insurance Company. The JNL/Mellon Capital Management NASDAQ(R) 15 Fund has not passed on the Corporations as to its legality or suitability. The JNL/Mellon Capital Management NASDAQ(R) 15 Fund is not issued, endorsed, sponsored, managed, sold or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE JNL/MELLON CAPITAL MANAGEMENT NASDAQ(R) 15 FUND.

SERVICES

Jackson National Life of NY is the custodian of the assets of the Separate Account. Jackson National Life of NY holds all cash of the Separate Account and attends to the collection of proceeds of shares of the underlying Fund bought and sold by the Separate Account.


The financial statements of JNLNY Separate Account I and Jackson National Life of NY for the periods indicated have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP is located at 303 East Wacker Drive, Suite 1400, Chicago, Illinois 60601.


PURCHASE OF SECURITIES BEING OFFERED

The Contracts will be sold by licensed insurance agents. The agents will be registered representatives of broker-dealers that are registered under the Securities Exchange Act of 1934 and members of the National Association of Securities Dealers, Inc. (NASD).

UNDERWRITERS


The Contracts are offered continuously and are distributed by Jackson National Life Distributors, Inc. (JNLD), 8055 E. Tufts Avenue, Denver, Colorado 80237. JNLD is a subsidiary of Jackson National Life Insurance Company. We expect to compensate broker-dealers selling the Contracts, but we paid no commissions in the last three fiscal years because the Contracts were not available for sale. JNLD will not retain any portion of the commissions.


CALCULATION OF PERFORMANCE

When Jackson National Life of NY advertises performance for an Investment Division (except the JNL/Select Money Market Division, we will include quotations of standardized average annual total return to facilitate comparison with standardized average annual total return advertised by other variable annuity separate accounts. Standardized average annual total return for an Investment Division will be shown for periods beginning on the date the Investment Division first invested in the corresponding Fund. We will calculate standardized average annual total return according to the standard methods prescribed by rules of the Securities and Exchange Commission.

Standardized average annual total return for a specific period is calculated by taking a hypothetical $1,000 investment in an Investment Division at the offering on the first day of the period ("initial investment"), and computing the average annual compounded rate of return for the period that would equate the initial investment with the ending redeemable value ("redeemable value") of that investment at the end of the period, carried to at least the nearest hundredth of a percent. Standardized average annual total return is annualized and reflects the deduction of all recurring charges that are charged to all Contracts. The redeemable value also reflects the effect of any applicable withdrawal charge or other charge that may be imposed at the end of the period. No deduction is made for premium taxes that may be assessed by certain states.

Jackson National Life of NY may also advertise non-standardized total return on an annualized and cumulative basis. Non-standardized total return may be for periods other than those required to be presented or may otherwise differ from standardized average annual total return. The Contract is designed for long-term investment; therefore, Jackson National Life of NY believes that non-standardized total return that does not reflect the deduction of any applicable withdrawal charge may be useful to investors. Reflecting the deduction of the withdrawal charge decreases the level of performance advertised. Non-standardized total return may also assume a larger initial investment that more closely approximates the size of a typical Contract.

Standardized average annual total return quotations will be current to the last day of the calendar quarter preceding the date on which an advertisement is submitted for publication. Both standardized average annual total return quotations and non-standardized total return quotations will be based on rolling calendar quarters and will cover at least periods of one, five, and ten years, or a period covering the time the Investment Division has been in existence, if it has not been in existence for one of the prescribed periods.

Quotations of standardized average annual total return and non-standardized total return are based upon historical earnings and will fluctuate. Any quotation of performance should not be considered a guarantee of future performance. Factors affecting the performance of an Investment Division and its corresponding Fund include general market conditions, operating expenses and investment management. An owner's withdrawal value upon surrender of a Contract may be more or less than its original cost.

Jackson National Life of NY may advertise the current annualized yield for a 30-day period for an Investment Division. The annualized yield of an Investment Division refers to the income generated by the Investment Division over a specified 30-day period. Because this yield is annualized, the yield generated by an Investment Division during the 30-day period is assumed to be generated each 30-day period. The yield is computed by dividing the net investment income per accumulation unit earned during the period by the price per unit on the last day of the period, according to the following formula:

[OBJECT OMITTED]

Where:

      a   =   net investment income earned during the period by the Fund attributable to shares owned by the Investment Division.
      b   =   expenses for the Investment Division accrued for the period (net of reimbursements).
      c   =   the average daily number of accumulation units outstanding during the period.
      d   =   the maximum offering price per accumulation unit on the last day of the period.

Net investment income will be determined in accordance with rules established by the Securities and Exchange Commission. Accrued expenses will include all recurring fees that are charged to all Contracts.

Because of the charges and deductions imposed by the Separate Account, the yield for an Investment Division will be lower than the yield for the corresponding Fund. The yield on amounts held in the Investment Divisions normally will fluctuate over time. Therefore, the disclosed yield for any given period is not an indication or representation of future yields or rates of return. An Investment Division's actual yield will be affected by the types and quality of portfolio securities held by the Fund and the Funds operating expenses.

Any current yield quotations of the JNL/Select Money Market Division will consist of a seven calendar day historical yield, carried at least to the nearest hundredth of a percent. We may advertise yield for the Division based on different time periods, but we will accompany it with a yield quotation based on a seven day calendar period. The JNL/Select Money Market Division's yield will be calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit at the beginning of the base period, subtracting a hypothetical charge reflecting deductions from Contracts, and dividing the net change in account value by the value of the account at the beginning of the period to obtain a base period return and multiplying the base period return by (365/7). The JNL/Select Money Market Division's effective yield is computed similarly but includes the effect of assumed compounding on an annualized basis of the current yield quotations of the Division.

The JNL/Select Money Market Division's yield and effective yield will fluctuate daily. Actual yields will depend on factors such as the type of instruments in the Fund's portfolio, portfolio quality and average maturity, changes in interest rates, and the Fund's expenses. Although the Investment Division determines its yield on the basis of a seven calendar day period, it may use a different time period on occasion. The yield quotes may reflect the expense limitations described in the Fund's Prospectus or Statement of Additional Information. There is no assurance that the yields quoted on any given occasion will be maintained for any period of time and there is no guarantee that the net asset values will remain constant. It should be noted that neither a Contract owner's investment in the JNL/Select Money Market Division nor that Division's investment in the JNL/Select Money Market Division is guaranteed or insured. Yields of other money market Funds may not be comparable if a different base or another method of calculation is used.

ADDITIONAL TAX INFORMATION

NOTE: INFORMATION CONTAINED HEREIN SHOULD NOT BE SUBSTITUTED FOR THE ADVICE OF A PERSONAL TAX ADVISER. JACKSON NATIONAL LIFE OF NY DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY CONTRACT OR ANY TRANSACTION INVOLVING THE CONTRACTS. PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT OTHER SPECIAL RULES MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS OR TO COMPARE THE TAX TREATMENT OF THE CONTRACTS TO THE TAX TREATMENT OF ANY OTHER INVESTMENT.

JACKSON NATIONAL LIFE OF NY'S TAX STATUS

Jackson National Life of NY is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from Jackson National Life of NY and its operations form a part of Jackson National Life of NY.

TAXATION OF ANNUITY CONTRACTS IN GENERAL

Section 72 of the Internal Revenue Code of 1986, as amended (the "Code"), governs taxation of annuities in general. An individual owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a withdrawal or as annuity payments under the annuity option elected. For a withdrawal received as a total surrender (total redemption or a death benefit), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For a payment received as a partial withdrawal from a non-qualified Contract, federal tax liability is generally determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the Contract is withdrawn. In the case of a partial withdrawal under a tax-qualified Contract, a ratable portion of the amount received is taxable. For Contracts issued in connection with non-qualified plans, the cost basis is generally the premiums, while for Contracts issued in connection with tax-qualified plans there may be no cost basis. The taxable portion of a withdrawal is taxed at ordinary income tax rates. Tax penalties may also apply.

For annuity payments, a portion of each payment in excess of an exclusion amount is includable in taxable income. All annuity payments in excess of the exclusion amount are fully taxable at ordinary income rates.

The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period certain or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the fixed or estimated number of years for which annuity payments are to be made. No exclusion is allowed with respect to any payments received after the investment in the Contract has been recovered (i.e., when the total of the excludable amounts equals the investment in the Contract). For certain types of tax-qualified plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code.

The taxable portion is taxed at ordinary income tax rates. Owners, annuitants and beneficiaries under the Contracts should seek competent financial advice about the tax consequences of distributions.

WITHHOLDING TAX ON DISTRIBUTIONS

The Code generally requires Jackson National Life of NY (or, in some cases, a plan administrator) to withhold tax on the taxable portion of any distribution or withdrawal from a Contract. For "eligible rollover distributions" from Contracts issued under certain types of tax-qualified plans, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" to another eligible plan in a direct transfer. This requirement is mandatory and cannot be waived by the owner.

An "eligible rollover distribution" is the taxable portion of any amount received by a covered employee from a plan qualified under Section 401(a) or 403(a) of the Code, from a tax sheltered annuity qualified under Section 403(b) of the Code or an eligible deferred compensation plan of a state or local government under Section 457(b) (other than (1) a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee, and his or her designated beneficiary, or for a specified period of ten years or more; (2) minimum distributions required to be made under the Code; and (3) hardship withdrawals). Failure to "roll over" the entire amount of an eligible rollover distribution (including an amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a penalty tax on premature withdrawals, described later in this section.

Withdrawals or distributions from a Contract other than eligible rollover distributions are also subject to withholding on the estimated taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming 3 withholding exemptions.

Generally, the amount of any payment of interest to a non-resident alien of the United States shall be subject to withholding of a tax equal to 30% of such amount or, if applicable, a lower treaty rate. A payment may not be subject to withholding where the recipient sufficiently establishes that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and such payment is included in the recipient's gross income.

DIVERSIFICATION -- SEPARATE ACCOUNT INVESTMENTS

Section 817(h) of the Code imposes certain asset diversification standards on variable annuity Contracts. The Code provides that a variable annuity Contract will not be treated as an annuity Contract for any period (and any subsequent period) for which the investments held in any segregated asset account underlying the Contract are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the Contract as an annuity Contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity Contracts, such as the Contracts, meet the diversification requirements if, as of the close of each calendar quarter, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

The Treasury Department has issued Regulations establishing diversification requirements for the mutual Funds underlying variable Contracts. These Regulations amplify the diversification requirements for variable Contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under these Regulations, a mutual Fund will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the mutual Fund is represented by any one investment; (2) no more than 70% of the value of the total assets of the mutual Fund is represented by any two investments; (3) no more than 80% of the value of the total assets of the mutual Fund is represented by any three investments; and (4) no more than 90% of the value of the total assets of the mutual Fund is represented by any four investments.

Jackson National Life of NY intends that each Fund of the JNL Series Trust will be managed by its respective investment adviser in such a manner as to comply with these diversification requirements.

At the time the Treasury Department issued the diversification Regulations, it did not provide guidance regarding the circumstances under which Contract owner control of the investments of a segregated asset account would cause the Contract owner to be treated as the owner of the assets of the segregated asset account. Revenue Ruling 2003-91 provides such guidance by describing the circumstances under which the owner of a variable contract will not possess sufficient control over the assets underlying the contract to be treated as the owner of those assets for federal income tax purposes.

Rev. Rul. 2003-91 considered certain variable annuity and variable life insurance contracts and held that the types of actual and potential control that the contract owners could exercise over the investment assets held by the insurance company under these variable contracts was not sufficient to cause the contract owners to be treated as the owners of those assets and thus to be subject to current income tax on the income and gains produced by those assets. Under the contracts in Rev. Rul. 2003-91 there was no arrangement, plan, contract or agreement between the contract owner and the insurance company regarding the availability of a particular investment option and other than the contract owner's right to allocate premiums and transfer funds among the available sub-accounts, all investment decisions concerning the sub-accounts were made by the insurance company or an advisor in its sole and absolute discretion. Twelve investment options were available under the contracts in Rev. Rul. 2003-91 although the insurance company had the right to increase (but to no more than 20) or decrease the number of sub-accounts at any time. The contract owner was permitted to transfer amounts among the various investment options without limitation, subject to incurring fees for more than one transfer per 30-day period.

Like the contracts described in Rev. Rul. 2003-91, under the Contract there will be no arrangement, plan, contract or agreement between a Contract owner and Jackson National Life of NY regarding the availability of a particular Allocation Option and other than the Contract owner's right to allocate premiums and transfer funds among the available Allocation Options, all investment decisions concerning the Allocation Options will be made by Jackson National Life of NY or an advisor in its sole and absolute discretion. The Contract will differ from the contracts described in Rev. Rul. 2003-91 in two respects. The first difference is that the contracts described in Rev. Rul. 2003-91 provided only twelve investment options with the insurance company having the ability to add an additional eight options whereas the Contract offers 55 Investment Divisions and 4 Fixed Accounts although a Contract owner can select no more than 18 Allocation Options at any one time. The second difference is that the owner of a contract in Rev. Rul. 2003-91 could only make one transfer per 30-day period without a fee whereas during the accumulation phase, a Contract owner can make 15 transfers in any one year without a charge.

Rev. Rul. 2003-91 states that whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances. Jackson National Life of NY does not believe that the differences between the Contract and the contracts described in Rev. Rul. 2003-91 with respect to the number of investment choices and the number of investment transfers that can be made under the Contract without an additional charge should prevent the holding in Rev. Rul. 2003-91 from applying to the owner of a Contract. At this time, however, it cannot be determined whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. Jackson National Life of NY reserves the right to modify the Contract to the extent required to maintain favorable tax treatment.

MULTIPLE CONTRACTS

The Code provides that multiple non-qualified annuity Contracts that are issued within a calendar year to the same Contract owner by one company or its affiliates are treated as one annuity Contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such multiple Contracts. For purposes of this rule, Contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. Owners should consult a tax adviser prior to purchasing more than one annuity Contract in any calendar year.

PARTIAL 1035 EXCHANGES

Section 1035 of the Code provides that an annuity Contract may be exchanged in a tax-free transaction for another annuity Contract. Historically, it was presumed that only the exchange of an entire Contract, as opposed to a partial exchange, would be accorded tax-free status. In 1998 in CONWAY VS. COMMISSIONER, the Tax Court held that the direct transfer of a portion of an annuity Contract into another annuity Contract qualified as a non-taxable exchange. On November 22, 1999, the Internal Revenue Service filed an Action on Decision that indicated it acquiesced in the Tax Court decision in CONWAY. However, in its acquiescence with the decision of the Tax Court, the Internal Revenue Service stated that it will challenge transactions where taxpayers enter into a series of partial exchanges and annuitizations as part of a design to avoid application of the 10% premature distribution penalty or other limitations imposed on annuity Contracts under the Code. In the absence of further guidance from the Internal Revenue Service it is unclear what specific types of partial exchange designs and transactions will be challenged by the Internal Revenue Service. Due to the uncertainty in this area owners should consult their own tax advisers prior to entering into a partial exchange of an annuity Contract.

CONTRACTS OWNED BY OTHER THAN NATURAL PERSONS

Under Section 72(u) of the Code, the investment earnings on premiums for Contracts will be taxed currently to the owner if the owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to Contracts held by a trust or other entity as an agent for a natural person nor to Contracts held by certain tax-qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

TAX TREATMENT OF ASSIGNMENTS

An assignment or pledge of a Contract may have tax consequences. Any assignment or pledge of a tax-qualified Contract may also be prohibited by ERISA in some circumstances. Owners should, therefore, consult competent legal advisers should they wish to assign or pledge their Contracts.

An assignment or pledge of all or any portion of the value of a Non-Qualified Contract is treated under Section 72 of the Code as an amount not received as an annuity. The value of the Contract assigned or pledged that exceeds the aggregate premiums paid will be included in the individual's gross income. In addition, the amount included in the individual's gross income could also be subject to the 10% penalty tax discussed below under Non-Qualified Contracts.

An assignment or pledge of all or any portion of the value of a Qualified Contract will disqualify the Qualified Contract. If the Qualified Contract is part of a qualified pension or profit-sharing plan, the Code prohibits the assignment or alienation of benefits provided under the plan. If the Qualified Contract is an IRA annuity or a 403(b) annuity, the Code requires the Qualified Contract to be nontransferable. If the Qualified Contract is part of an eligible deferred compensation plan, amounts cannot be made available to plan participants or beneficiaries: (1) until the calendar year in which the participant attains age 70 1/2; (2) when the participant has a severance from employment; or (3) when the participant is faced with an unforeseeable emergency.

DEATH BENEFITS

Any death benefits paid under the Contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity Contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate or gift taxes may also apply.

TAX-QUALIFIED PLANS

The Contracts offered by the Prospectus are designed to be suitable for use under various types of tax-qualified plans. Taxation of owners of a tax-qualified Contract will vary based on the type of plan and the terms and conditions of each specific plan. Owners, annuitants and beneficiaries are cautioned that benefits under a tax-qualified Contract may be subject to the terms and conditions of the plan, regardless of the terms and conditions of the Contracts issued to Fund the plan.

TAX TREATMENT OF WITHDRAWALS

NON-QUALIFIED CONTRACTS

Section 72 of the Code governs treatment of distributions from annuity Contracts. It provides that if the contract value exceeds the aggregate premiums made, any amount withdrawn not in the form of an annuity payment will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are included in a taxpayer's gross income. Section 72 further provides that a 10% penalty will apply to the income portion of any distribution. The penalty is not imposed on amounts received: (1) after the taxpayer reaches 59 1/2; (2) upon the death of the owner; (3) if the taxpayer is totally disabled as defined in Section 72(m)(7) of the Code; (4) in a series of substantially equal periodic payments made at least annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his beneficiary; (5) under an immediate annuity; or (6) which are allocable to premium payments made prior to August 14, 1982.

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or five years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

TAX-QUALIFIED CONTRACTS

In the case of a withdrawal under a tax-qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a tax-qualified Contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Sections 401 (pension and profit sharing plans), 403(b) (tax-sheltered annuities), individual retirement accounts and annuities under 408(a) and (b) (IRAs) and Roth IRAs under 408A. To the extent amounts are not included in gross income because they have been rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed.

The tax penalty will not apply to the following distributions: (1) if distribution is made on or after the date on which the owner or annuitant (as applicable) reaches age 59 1/2; (2) distributions following the death or disability of the owner or annuitant (as applicable) (for this purpose "disability" is defined in Section 72(m)(7) of the Code); (3) upon separation from service after attainment of age 55, distributions that are part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the owner or annuitant (as applicable) or the joint lives (or joint life expectancies) of such owner or annuitant (as applicable) and his or her designated beneficiary; (4) distributions to an owner or annuitant (as applicable) who has separated from service after he has attained age 55; (5) distributions made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the owner or annuitant (as applicable) for amounts paid during the taxable year for medical care; (6) distributions made to an alternate payee pursuant to a qualified domestic relations order; (7) distributions made on account of an IRS levy upon the qualified Contracts, (8) distributions from an IRA after separation from employment for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Contract owner or annuitant (as applicable) and his or her spouse and dependents if the Contract owner or annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the Contract owner or annuitant (as applicable) has been re-employed for at least 60 days); (9) distributions from an IRA made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) (as applicable) for the taxable year; and (10) distributions from an IRA made to the owner or annuitant (as applicable) which are qualified first time home buyer distributions (as defined in Section 72(t)(8) of the Code). The exceptions stated in items (4) and (6) above do not apply in the case of an IRA. The exception stated in (3) above applies to an IRA without the requirement that there be a separation from service.

With respect to (3) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or five years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Withdrawals of amounts attributable to contributions made pursuant to a salary reduction agreement (in accordance with Section 403(b)(11) of the Code) are limited to the following: when the owner attains age 59 1/2, severs employment, dies, becomes disabled (within the meaning of Section 72(m)(7) of the Code), or in the case of hardship. Hardship withdrawals do not include any earnings on salary reduction contributions. These limitations on withdrawals apply to: (1) salary reduction contributions made after December 31, 1988; (2) income attributable to such contributions; and (3) income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers or exchanges between certain tax-qualified plans. Tax penalties may also apply. While the foregoing limitations only apply to certain Contracts issued in connection with Section 403(b) plans, all owners should seek competent tax advice regarding any withdrawals or distributions.

The taxable portion of a withdrawal or distribution from tax-qualified Contracts may, under some circumstances, be "rolled over" into another eligible plan so as to continue to defer income tax on the taxable portion. Such treatment is available for an "eligible rollover distribution" made by certain types of plans (as described above under "Taxes - Withholding Tax on Distributions") that is transferred within 60 days of receipt into another eligible plan or an IRA. Plans making such eligible rollover distributions are also required, with some exceptions specified in the Code, to provide for a direct transfer of the distribution to the transferee plan designated by the recipient.

Amounts received from IRAs may also be rolled over into other IRAs or certain other plans, subject to limitations set forth in the Code.

Generally, distributions from a tax-qualified plan must commence no later than April 1 of the calendar year following the year in which the employee attains the later of age 70 1/2 or the date of retirement. In the case of an IRA, distributions must commence no later than April 1 of the calendar year following the year in which the owner attains age 70 1/2. Required distributions from defined contribution plans and IRAs are determined by dividing the account balance by the appropriate distribution period found in a uniform lifetime distribution table set forth in IRS regulations. If the sole beneficiary is the Contract holder's or employee's spouse and the spouse is more than 10 years younger than the employee, a longer distribution period measured by the joint life and last survivor expectancy of the Contract holder employee and spouse is permitted to be used. Distributions under a defined benefit plan or an annuity Contract must be paid in the form of periodic annuity payments for the employee's life (or the joint lives of the employee and beneficiary) or over a period certain that does not exceed the period under the uniform lifetime table for the employee's age in the year in which the annuity starting date occurs. If the required minimum distributions are not made, a 50% penalty tax on the amount not distributed is imposed on the individual.

Prior to the date that annuity payments begin under an annuity Contract, the required minimum distribution rules applicable to defined contribution plans and IRAs will be used. For this purpose, the entire interest under an annuity Contract is the account value under the Contract plus the actuarial value of any other benefits such as guaranteed death benefits that will be provided under the Contract.

TYPES OF TAX-QUALIFIED PLANS

The Contracts offered herein are designed to be suitable for use under various types of tax-qualified plans. Taxation of participants in each tax-qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a tax-qualified plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into Jackson National Life of NY's administrative procedures. Jackson National Life of NY is not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a Contract, unless Jackson National Life of NY specifically consents to be bound. Owners, Annuitants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law.

A tax-qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a tax-qualified plan that is tax deferred. However, the Contract has features and benefits other than tax deferral that may make it an appropriate investment for a tax-qualified plan. Following are general descriptions of the types of tax-qualified plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding tax-qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a tax-qualified plan.

Contracts issued pursuant to tax-qualified plans include special provisions restricting Contract provisions that may otherwise be available as described herein. Generally, Contracts issued pursuant to tax-qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Tax-Qualified Contracts. (See "Tax Treatment of Withdrawals - Tax-Qualified Contracts" above.)

On July 6, 1983, the Supreme Court decided in ARIZONA GOVERNING COMMITTEE V. NORRIS that benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by Jackson National Life of NY in connection with certain Tax-Qualified Plans will utilize tables that do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

         (a) Tax-Sheltered Annuities

         Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c) (3) of the Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Such contributions are not included in the gross income of the employee until the employee receives distributions from the Contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, non-discrimination and withdrawals. Employee loans are not allowed under these Contracts. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

         (b) Individual Retirement Annuities

         Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "individual retirement annuity" ("IRA annuity"). Under applicable limitations, certain amounts may be contributed to an IRA annuity that will be deductible from the individual's gross income. IRA annuities are subject to limitations on eligibility, contributions, transferability and distributions. Sales of IRA annuities are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as IRA annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

         (c) Roth IRA Annuities

         Section 408A of the Code provides that individuals may purchase a non-deductible IRA annuity, known as a Roth IRA annuity. Purchase payments for Roth IRA annuities are limited to a maximum of $2,000 per year and are not deductible from taxable income. The Economic Growth & Tax Relief Reconciliation Act of 2001 (the "Act") increases the maximum annual dollar limitation limit for IRA contributions (including Roth IRA contributions) from $2,000 to $3,000 for calendar years 2002 through 2004; $4,000 for calendar years 2005 through 2007; and $5,000 for 2008. After 2008, the limit will be adjusted annually for inflation in $500 increments. In addition, the Act allows individuals age 50 and older to make additional catch-up IRA contributions. The otherwise maximum contribution limit (before application of adjusted gross income phase-out limits) for an individual who had celebrated his or her 50th birthday before the end of the tax year is increased by $500 for 2002 through 2005, and $1,000 for 2006 and later.

         Lower maximum limitations apply to individuals with adjusted gross incomes between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall $2,000 annual limitation (increased as discussed above) continues to apply to all of a taxpayer's IRA annuity contributions, including Roth IRA annuities and non-Roth IRA annuities.

         Qualified distributions from Roth IRA annuities are free from federal income tax. A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution that is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA annuity. The 10% penalty tax and the regular IRA annuity exceptions to the 10% penalty tax apply to taxable distributions from Roth IRA annuities.

         Amounts may be rolled over from one Roth IRA annuity to another Roth IRA annuity. Furthermore, an individual may make a rollover contribution from a non-Roth IRA annuity to a Roth IRA annuity, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA annuity being rolled over that would be included in income if the distributions were not rolled over. There are no similar limitations on rollovers from one Roth IRA annuity to another Roth IRA annuity.

         (d) Pension and Profit-Sharing Plans

         The Internal Revenue Code permits employers, including self-employed individuals, to establish various types of qualified retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be included in the gross income of the employee until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, transferability of benefits, withdrawals and surrenders. Purchasers of Contracts for use with pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

         (e) Eligible Deferred Compensation Plans -- Section 457

         Under Code provisions, employees and independent contractors performing services for state and local governments and other tax-exempt organizations may participate in eligible deferred compensation plans under Section 457 of the Code. The amounts deferred under a Plan that meets the requirements of Section 457 of the Code are not taxable as income to the participant until paid or otherwise made available to the participant or beneficiary. As a general rule, the maximum amount that can be deferred in any one year is the lesser of 100% of the participant's includible compensation or the elective deferral limitation. The Act increases the dollar limit on deferrals to conform to the elective deferral limitation. The Act also increases the elective deferral limitation to $11,000 for 2002 and in $1,000 annual increments thereafter until it reaches $15,000 in 2006. The limit is indexed for inflation after that in $500 increments. In addition, the Act allows individuals in eligible deferred compensation plans of state or local governments age 50 and older to make additional catch-up contributions. The otherwise maximum contribution limit for an individual who had celebrated his or her 50th birthday before the end of the tax year is increased by $1,000 for 2002 and by additional $1,000 increments through 2006, when the catch-up contribution will by $5,000. Catch-up contributions are also available for participants in qualified pension and profit-sharing plans and tax-sheltered annuities under Section 403(b) of the Code.

         In limited circumstances, the plan may provide for additional catch-up contributions in each of the last three years before normal retirement age. Furthermore, the Code provides additional requirements and restrictions regarding eligibility and distributions.

         All of the assets and income of an eligible deferred compensation plan established by a governmental employer must be held in trust for the exclusive benefit of participants and their beneficiaries. For this purpose, custodial accounts and certain annuity Contracts are treated as trusts. The requirement of a trust does not apply to amounts under a Plan of a tax-exempt (non-governmental) employer. In addition, the requirement of a trust does not apply to amounts under a Plan of a governmental employer if the Plan is not an eligible plan within the meaning of section 457(b) of the Code. In the absence of such a trust, amounts under the plan will be subject to the claims of the employer's general creditors.

         In general, distributions from a Plan are prohibited under section 457 of the Code unless made after the participant:

         o  attains age 70 1/2,
         o  severs employment,
         o  dies, or
         o suffers an unforeseeable financial emergency as defined in the regulations.

Under present federal tax law, amounts accumulated in a Plan of a tax-exempt (non-governmental) employer under section 457 of the Code cannot be transferred or rolled over on a tax-deferred basis except for certain transfers to other Plans under Section 457. Amounts accumulated in a Plan of a state or local government employer may be transferred or rolled over to another eligible deferred compensation plan of a state or local government, an IRA, a qualified pension or profit-sharing plan or a tax-sheltered annuity under Section 403(b) of the Code.

NET INVESTMENT FACTOR

The net investment factor is an index applied to measure the net investment performance of an Investment Division from one valuation date to the next. The net investment factor for any Investment Division for any valuation period during the accumulation and annuity phases is determined by dividing (a) by (b) and then subtracting (c) from the result where:

         (a) is the net result of:

                  (1) the net asset value of a Fund share held in the Investment Division determined as of the valuation date at the end of the valuation period, plus

                  (2) the per share amount of any dividend or other distribution declared by the Fund if the "ex-dividend" date occurs during the valuation period, plus or minus

                  (3) a per share credit or charge with respect to any taxes paid or reserved for by Jackson National Life of NY during the valuation period which are determined by Jackson National Life of NY to be attributable to the operation of the Investment Division (no federal income taxes are applicable under present law);

         (b) is the net asset value of the Fund share held in the Investment Division determined as of the valuation date at the end of the preceding valuation period; and

         (c) is the asset charge factor determined by Jackson National Life of NY for the valuation period to reflect the asset based charges (the mortality and expense risks), administration charge, and any applicable charges for optional benefits.

Also see "Income Payments (The Income Phase)" in the Prospectus.

Since the net investment factor may be greater than, less than, or equal to one, and the factor that offsets the 2.5% investment rate assumed is slightly less than one, the value of an annuity unit (which changes with the product of that factor) and the net investment may increase, decrease or remain the same.

                           JNLNY SEPARATE ACCOUNT - I

                               [GRAPHIC OMITTED]

                              FINANCIAL STATEMENTS

                               DECEMBER 31, 2003


JNLNY SEPARATE ACCOUNT I
STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2003


                                              JNL/AIM            JNL/AIM             JNL/AIM          JNL/Alger
                                              Large Cap      Premier Equity II      Small Cap           Growth
                                          Growth Portfolio      Portfolio       Growth Portfolio      Portfolio
                                          -----------------  -----------------  ------------------ -----------------
ASSETS
Investments, at value (a)                      $ 1,356,428          $ 407,432         $ 2,531,475       $ 7,075,708
Receivables:
   Investment securities sold                       15,941                239                 846               470
   Sub-account units sold                           15,488                  -              16,572                 -
                                          -----------------  -----------------  ------------------ -----------------
TOTAL ASSETS                                     1,387,857            407,671           2,548,893         7,076,178
                                          -----------------  -----------------  ------------------ -----------------

LIABILITIES
Payables:
   Investment securities purchased                  15,488                  -              16,572                 -
   Sub-account units redeemed                       15,877                220                 732               188
   Insurance fees due to Jackson National
      Life of New York                                  64                 19                 114               282
                                          -----------------  -----------------  ------------------ -----------------
TOTAL LIABILITIES                                   31,429                239              17,418               470
                                          -----------------  -----------------  ------------------ -----------------
NET ASSETS (NOTE 6)                            $ 1,356,428          $ 407,432         $ 2,531,475       $ 7,075,708
----------------------------------------  =================  =================  ================== =================


(a)  Investment shares                             127,844             42,047             216,922           479,384
     Investments at cost                       $ 1,250,849          $ 394,371         $ 2,330,409       $ 8,442,254




                                              JNL/Alliance         JNL/Curian          JNL/Curian          JNL/Curian
                                                Capital                25            Communications      Consumer Brands
                                            Growth Portfolio        Portfolio       Sector Portfolio    Sector Portfolio
                                          ---------------------  ----------------  -------------------  ------------------
ASSETS
Investments, at value (a)                          $ 2,402,216       $ 7,121,571                  $ -                 $ -
Receivables:
   Investment securities sold                              288               740                5,448               4,888
   Sub-account units sold                                    -                 -                    -                   -
                                          ---------------------  ----------------  -------------------  ------------------
TOTAL ASSETS                                         2,402,504         7,122,311                5,448               4,888
                                          ---------------------  ----------------  -------------------  ------------------

LIABILITIES
Payables:
   Investment securities purchased                           -                 -                    -                   -
   Sub-account units redeemed                              181               382                5,448               4,888
   Insurance fees due to Jackson National
      Life of New York                                     107               358                    -                   -
                                          ---------------------  ----------------  -------------------  ------------------
TOTAL LIABILITIES                                          288               740                5,448               4,888
                                          ---------------------  ----------------  -------------------  ------------------
NET ASSETS (NOTE 6)                                $ 2,402,216       $ 7,121,571                  $ -                 $ -
----------------------------------------  =====================  ================  ===================  ==================


(a)  Investment shares                                 242,159           521,345                               -        -
     Investments at cost                           $ 2,359,425       $ 5,619,808                  $ -                 $ -




                                                                  JNL/Curian
                                              JNL/Curian           Enhanced
                                                Energy           S&P 500 Stock
                                           Sector Portfolio     Index Portfolio
                                          -------------------  ------------------
ASSETS
Investments, at value (a)                                $ -         $ 1,155,705
Receivables:
   Investment securities sold                          5,374              16,184
   Sub-account units sold                                  -              16,113
                                          -------------------  ------------------
TOTAL ASSETS                                           5,374           1,188,002
                                          -------------------  ------------------

LIABILITIES
Payables:
   Investment securities purchased                         -              16,113
   Sub-account units redeemed                          5,374              16,130
   Insurance fees due to Jackson National
      Life of New York                                     -                  54
                                          -------------------  ------------------
TOTAL LIABILITIES                                      5,374              32,297
                                          -------------------  ------------------
NET ASSETS (NOTE 6)                                      $ -         $ 1,155,705
----------------------------------------  ===================  ==================


(a)  Investment shares                                     -             145,738
     Investments at cost                                 $ -         $ 1,043,517

                     See notes to the financial statements.

JNLNY SEPARATE ACCOUNT I
STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2003


                                                                                     JNL/Curian
                                              JNL/Curian         JNL/Curian       Pharmaceutical/          JNL/Curian
                                              Financial            Global            Healthcare          S&P 400 MidCap
                                           Sector Portfolio     15 Portfolio      Sector Portfolio      Index Portfolio
                                          ------------------- -----------------  -------------------  ---------------------
ASSETS
Investments, at value (a)                           $ 24,017       $ 1,357,402             $ 34,528            $ 2,079,634
Receivables:
   Investment securities sold                          5,220               134                5,214                    143
   Sub-account units sold                                  -               115                    -                120,036
                                          ------------------- -----------------  -------------------  ---------------------
TOTAL ASSETS                                          29,237         1,357,651               39,742              2,199,813
                                          ------------------- -----------------  -------------------  ---------------------

LIABILITIES
Payables:
   Investment securities purchased                         -               115                    -                120,036
   Sub-account units redeemed                          5,218                66                5,212                     43
   Insurance fees due to Jackson National
      Life of New York                                     2                68                    2                    100
                                          ------------------- -----------------  -------------------  ---------------------
TOTAL LIABILITIES                                      5,220               249                5,214                120,179
                                          ------------------- -----------------  -------------------  ---------------------
NET ASSETS (NOTE 6)                                 $ 24,017       $ 1,357,402             $ 34,528            $ 2,079,634
----------------------------------------  =================== =================  ===================  =====================


(a)  Investment shares                                 2,076           107,220                3,061                181,311
     Investments at cost                            $ 23,508       $ 1,209,242             $ 33,911            $ 1,854,910



                                               JNL/Curian          JNL/Curian           JNL/Curian          JNL/Curian
                                                S&P 500             Small-Cap           Small Cap           Technology
                                            Index Portfolio         Portfolio        Index Portfolio     Sector Portfolio
                                          ----------------------------------------  -------------------  ------------------
ASSETS
Investments, at value (a)                          $ 4,370,817        $ 6,217,015          $ 2,844,286                 $ -
Receivables:
   Investment securities sold                              308                366                  182               4,837
   Sub-account units sold                               20,600            160,529                    -                   -
                                          --------------------- ------------------  -------------------  ------------------
TOTAL ASSETS                                         4,391,725          6,377,910            2,844,468               4,837
                                          --------------------- ------------------  -------------------  ------------------

LIABILITIES
Payables:
   Investment securities purchased                      20,600            160,529                    -                   -
   Sub-account units redeemed                               92                 65                   47               4,837
   Insurance fees due to Jackson National
      Life of New York                                     216                301                  135                   -
                                          --------------------- ------------------  -------------------  ------------------
TOTAL LIABILITIES                                       20,908            160,895                  182               4,837
                                          --------------------- ------------------  -------------------  ------------------
NET ASSETS (NOTE 6)                                $ 4,370,817        $ 6,217,015          $ 2,844,286                 $ -
----------------------------------------  ===================== ==================  ===================  ==================


(a)  Investment shares                                 444,189            385,910              248,192                   -
     Investments at cost                           $ 3,972,471        $ 5,056,405          $ 2,504,472                 $ -




                                              JNL/Curian          JNL/Curian
                                              The Dow SM           The S&P(R)
                                             10 Portfolio        10 Portfolio
                                          -------------------- -----------------
ASSETS
Investments, at value (a)                         $ 8,608,042       $ 8,406,164
Receivables:
   Investment securities sold                             915               525
   Sub-account units sold                              16,121                36
                                          -------------------- -----------------
TOTAL ASSETS                                        8,625,078         8,406,725
                                          -------------------- -----------------

LIABILITIES
Payables:
   Investment securities purchased                     16,121                36
   Sub-account units redeemed                             481               101
   Insurance fees due to Jackson National
      Life of New York                                    434               424
                                          -------------------- -----------------
TOTAL LIABILITIES                                      17,036               561
                                          -------------------- -----------------
NET ASSETS (NOTE 6)                               $ 8,608,042       $ 8,406,164
----------------------------------------  ==================== =================


(a)  Investment shares                                608,772           728,437
     Investments at cost                          $ 7,208,937       $ 7,315,430

                     See notes to the financial statements.

JNLNY SEPARATE ACCOUNT I
STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2003


                                              JNL/Eagle           JNL/Eagle           JNL/Janus           JNL/Janus
                                             Core Equity          SmallCap           Aggressive           Balanced
                                              Portfolio       Equity Portfolio    Growth Portfolio        Portfolio
                                          --------------------------------------  ------------------  ------------------
ASSETS
Investments, at value (a)                       $ 2,925,022         $ 3,055,631         $ 6,730,375         $ 4,997,027
Receivables:
   Investment securities sold                           317                 130                 277                 386
   Sub-account units sold                                 -               3,054                   -                  54
                                          ------------------  ------------------  ------------------  ------------------
TOTAL ASSETS                                      2,925,339           3,058,815           6,730,652           4,997,467
                                          ------------------  ------------------  ------------------  ------------------

LIABILITIES
Payables:
   Investment securities purchased                        -               3,054                   -                  54
   Sub-account units redeemed                           189                   -                  15                 163
   Insurance fees due to Jackson National
      Life of New York                                  128                 130                 262                 223
                                          ------------------  ------------------  ------------------  ------------------
TOTAL LIABILITIES                                       317               3,184                 277                 440
                                          ------------------  ------------------  ------------------  ------------------
NET ASSETS (NOTE 6)                             $ 2,925,022         $ 3,055,631         $ 6,730,375         $ 4,997,027
----------------------------------------  ==================  ==================  ==================  ==================


(a)  Investment shares                              206,424             181,775             381,324             539,054
     Investments at cost                        $ 2,844,638         $ 2,767,093         $ 9,923,167         $ 4,859,558


                                               JNL/Janus           JNL/Janus          JNL/JPMorgan          JNL/Lazard
                                            Capital Growth      Global Equities      International           Mid Cap
                                               Portfolio           Portfolio        Value Portfolio      Value Portfolio
                                          -------------------- ------------------- -------------------  -------------------
ASSETS
Investments, at value (a)                         $ 6,074,117         $ 3,864,680           $ 775,151          $ 1,954,059
Receivables:
   Investment securities sold                             386                 155                  57               10,637
   Sub-account units sold                                   -                   -              18,578               15,709
                                          -------------------- ------------------- -------------------  -------------------
TOTAL ASSETS                                        6,074,503           3,864,835             793,786            1,980,405
                                          -------------------- ------------------- -------------------  -------------------

LIABILITIES
Payables:
   Investment securities purchased                          -                   -              18,578               15,709
   Sub-account units redeemed                             147                   7                  22               10,543
   Insurance fees due to Jackson National
      Life of New York                                    239                 148                  35                   94
                                          -------------------- ------------------- -------------------  -------------------
TOTAL LIABILITIES                                         386                 155              18,635               26,346
                                          -------------------- ------------------- -------------------  -------------------
NET ASSETS (NOTE 6)                               $ 6,074,117         $ 3,864,680           $ 775,151          $ 1,954,059
----------------------------------------  ==================== =================== ===================  ===================


(a)  Investment shares                                457,388             221,726             101,327              148,485
     Investments at cost                         $ 10,773,253         $ 6,413,050           $ 683,508          $ 1,788,074



                                                                      JNL/
                                                                 Mellon Capital
                                              JNL/Lazard           Management
                                              Small Cap            Bond Index
                                           Value Portfolio          Portfolio
                                          -------------------  --------------------
ASSETS
Investments, at value (a)                        $ 3,162,272             $ 566,618
Receivables:
   Investment securities sold                         38,302                    29
   Sub-account units sold                             22,854                     -
                                          -------------------  --------------------
TOTAL ASSETS                                       3,223,428               566,647
                                          -------------------  --------------------

LIABILITIES
Payables:
   Investment securities purchased                    22,854                     -
   Sub-account units redeemed                         38,160                     -
   Insurance fees due to Jackson National
      Life of New York                                   142                    29
                                          -------------------  --------------------
TOTAL LIABILITIES                                     61,156                    29
                                          -------------------  --------------------
NET ASSETS (NOTE 6)                              $ 3,162,272             $ 566,618
----------------------------------------  ===================  ====================


(a)  Investment shares                               242,320                54,067
     Investments at cost                         $ 2,655,372             $ 579,290

                     See notes to the financial statements.

JNLNY SEPARATE ACCOUNT I
STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2003


                                            JNL/Mellon Capital
                                                Management           JNL/Oppenheimer        JNL/Oppenheimer          JNL/PIMCO
                                              International           Global Growth              Growth             Total Return
                                             Index Portfolio            Portfolio              Portfolio           Bond Portfolio
                                          ----------------------- ----------------------  ---------------------  -------------------
ASSETS
Investments, at value (a)                              $ 662,506            $ 2,389,409              $ 680,466          $ 8,874,523
Receivables:
   Investment securities sold                             10,967                    238                     32                  503
   Sub-account units sold                                 10,884                 10,180                      -                5,702
                                          ----------------------- ----------------------  ---------------------  -------------------
TOTAL ASSETS                                             684,357              2,399,827                680,498            8,880,728
                                          ----------------------- ----------------------  ---------------------  -------------------

LIABILITIES
Payables:
   Investment securities purchased                        10,884                 10,180                      -                5,702
   Sub-account units redeemed                             10,932                    129                      -                   77
   Insurance fees due to Jackson National
      Life of New York                                        35                    109                     32                  426
                                          ----------------------- ----------------------  ---------------------  -------------------
TOTAL LIABILITIES                                         21,851                 10,418                     32                6,205
                                          ----------------------- ----------------------  ---------------------  -------------------
NET ASSETS (NOTE 6)                                    $ 662,506            $ 2,389,409              $ 680,466          $ 8,874,523
----------------------------------------  ======================= ======================  =====================  ===================


(a)  Investment shares                                    57,861                236,108                 82,182              754,636
     Investments at cost                               $ 608,499            $ 2,078,627              $ 688,803          $ 8,819,282



                                            JNL/PPM America            JNL/PPM          JNL/PPM America          JNL/PPM
                                                Balanced         America High Yield           Money           America Value
                                               Portfolio           Bond Portfolio       Market Portfolio        Portfolio
                                          ---------------------  --------------------  -------------------  ------------------
ASSETS
Investments, at value (a)                          $ 8,248,656          $ 11,550,577          $ 2,366,552         $ 1,133,160
Receivables:
   Investment securities sold                           39,974                16,216                   99                 162
   Sub-account units sold                               16,000                38,468                    -                   -
                                          ---------------------  --------------------  -------------------  ------------------
TOTAL ASSETS                                         8,304,630            11,605,261            2,366,651           1,133,322
                                          ---------------------  --------------------  -------------------  ------------------

LIABILITIES
Payables:
   Investment securities purchased                      16,000                38,468                    -                   -
   Sub-account units redeemed                           39,617                15,656                    -                 101
   Insurance fees due to Jackson National
      Life of New York                                     357                   560                   99                  61
                                          ---------------------  --------------------  -------------------  ------------------
TOTAL LIABILITIES                                       55,974                54,684                   99                 162
                                          ---------------------  --------------------  -------------------  ------------------
NET ASSETS (NOTE 6)                                $ 8,248,656          $ 11,550,577          $ 2,366,552         $ 1,133,160
----------------------------------------  =====================  ====================  ===================  ==================


(a)  Investment shares                                 530,460             1,327,653            2,366,552              77,086
     Investments at cost                           $ 7,318,222          $ 11,343,728          $ 2,365,804         $ 1,037,974


                                             JNL/Putnam         JNL/Putnam
                                                Equity        International
                                              Portfolio       Equity Portfolio
                                          ------------------  ---------------
ASSETS
Investments, at value (a)                       $ 3,386,462      $ 2,388,582
Receivables:
   Investment securities sold                           141              971
   Sub-account units sold                             7,974                -
                                          ------------------  ---------------
TOTAL ASSETS                                      3,394,577        2,389,553
                                          ------------------  ---------------

LIABILITIES
Payables:
   Investment securities purchased                    7,974                -
   Sub-account units redeemed                             7              872
   Insurance fees due to Jackson National
      Life of New York                                  134               99
                                          ------------------  ---------------
TOTAL LIABILITIES                                     8,115              971
                                          ------------------  ---------------
NET ASSETS (NOTE 6)                             $ 3,386,462      $ 2,388,582
----------------------------------------  ==================  ===============


(a)  Investment shares                              204,744          248,552
     Investments at cost                        $ 4,355,786      $ 2,224,228

                     See notes to the financial statements.

JNLNY SEPARATE ACCOUNT I
STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2003


                                                                                         JNL/S&P             JNL/S&P
                                               JNL/Putnam           JNL/Putnam          Aggressive         Conservative
                                             Midcap Growth         Value Equity           Growth              Growth
                                               Portfolio            Portfolio          Portfolio I         Portfolio I
                                          ---------------------  -----------------  ------------------- -------------------
ASSETS
Investments, at value (a)                          $ 1,354,194        $ 6,930,341          $ 7,524,453        $ 19,013,003
Receivables:
   Investment securities sold                              427                294                  323               1,310
   Sub-account units sold                                    -              9,817              400,013              81,600
                                          ---------------------  -----------------  ------------------- -------------------
TOTAL ASSETS                                         1,354,621          6,940,452            7,924,789          19,095,913
                                          ---------------------  -----------------  ------------------- -------------------

LIABILITIES
Payables:
   Investment securities purchased                           -              9,817              400,013              81,600
   Sub-account units redeemed                              366                  8                    6                 447
   Insurance fees due to Jackson National
      Life of New York                                      61                286                  317                 863
                                          ---------------------  -----------------  ------------------- -------------------
TOTAL LIABILITIES                                          427             10,111              400,336              82,910
                                          ---------------------  -----------------  ------------------- -------------------
NET ASSETS (NOTE 6)                                $ 1,354,194        $ 6,930,341          $ 7,524,453        $ 19,013,003
----------------------------------------  =====================  =================  =================== ===================


(a)  Investment shares                                 198,562            430,723              711,869           1,742,713
     Investments at cost                           $ 1,392,868        $ 6,922,525          $ 7,703,623        $ 18,107,887


                                                                                                       JNL/S&P Equity
                                            JNL/S&P Core        JNL/S&P Core       JNL/S&P Core          Aggressive
                                              Index 50            Index 75           Index 100             Growth
                                              Portfolio           Portfolio          Portfolio           Portfolio I
                                          ------------------  ------------------ ------------------  --------------------
ASSETS
Investments, at value (a)                         $ 381,083            $ 62,173          $ 521,372           $ 2,020,196
Receivables:
   Investment securities sold                            81                   3                142                   143
   Sub-account units sold                                 -                   -                  -                     -
                                          ------------------  ------------------ ------------------  --------------------
TOTAL ASSETS                                        381,164              62,176            521,514             2,020,339
                                          ------------------  ------------------ ------------------  --------------------

LIABILITIES
Payables:
   Investment securities purchased                        -                   -                  -                     -
   Sub-account units redeemed                            65                   -                116                    56
   Insurance fees due to Jackson National
      Life of New York                                   16                   3                 26                    87
                                          ------------------  ------------------ ------------------  --------------------
TOTAL LIABILITIES                                        81                   3                142                   143
                                          ------------------  ------------------ ------------------  --------------------
NET ASSETS (NOTE 6)                               $ 381,083            $ 62,173          $ 521,372           $ 2,020,196
----------------------------------------  ==================  ================== ==================  ====================


(a)  Investment shares                               37,143               5,984             49,560               211,539
     Investments at cost                          $ 352,941            $ 56,056          $ 490,065           $ 2,213,340


                                                                    JNL/S&P
                                            JNL/S&P Equity         Moderate
                                                Growth              Growth
                                             Portfolio I          Portfolio I
                                          -------------------  ------------------
ASSETS
Investments, at value (a)                       $ 23,903,774        $ 31,118,583
Receivables:
   Investment securities sold                          1,316               5,128
   Sub-account units sold                                  -                   -
                                          -------------------  ------------------
TOTAL ASSETS                                      23,905,090          31,123,711
                                          -------------------  ------------------

LIABILITIES
Payables:
   Investment securities purchased                         -                   -
   Sub-account units redeemed                            158               3,688
   Insurance fees due to Jackson National
      Life of New York                                 1,158               1,440
                                          -------------------  ------------------
TOTAL LIABILITIES                                      1,316               5,128
                                          -------------------  ------------------
NET ASSETS (NOTE 6)                             $ 23,903,774        $ 31,118,583
----------------------------------------  ===================  ==================


(a)  Investment shares                             2,477,075           2,811,073
     Investments at cost                        $ 22,288,174        $ 29,289,834

                     See notes to the financial statements.

JNLNY SEPARATE ACCOUNT I
STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2003


                                                                                           JNL/
                                                JNL/S&P                                  Brothers
                                            Very Aggressive         JNL/Salomon       U.S. Government       JNL/T. Rowe
                                                 Growth           Brothers Global        & Quality       Price Established
                                              Portfolio I         Bond Portfolio      Bond Portfolio      Growth Portfolio
                                          ---------------------  ------------------  ------------------  -------------------
ASSETS
Investments, at value (a)                          $ 1,844,383         $ 4,498,124         $ 7,945,583          $ 5,938,694
Receivables:
   Investment securities sold                              128                 226                 383                  547
   Sub-account units sold                                    -              17,970                   -               25,946
                                          ---------------------  ------------------  ------------------  -------------------
TOTAL ASSETS                                         1,844,511           4,516,320           7,945,966            5,965,187
                                          ---------------------  ------------------  ------------------  -------------------

LIABILITIES
Payables:
   Investment securities purchased                           -              17,970                   -               25,946
   Sub-account units redeemed                               49                  20                  34                  292
   Insurance fees due to Jackson National
      Life of New York                                      79                 206                 349                  255
                                          ---------------------  ------------------  ------------------  -------------------
TOTAL LIABILITIES                                          128              18,196                 383               26,493
                                          ---------------------  ------------------  ------------------  -------------------
NET ASSETS (NOTE 6)                                $ 1,844,383         $ 4,498,124         $ 7,945,583          $ 5,938,694
----------------------------------------  =====================  ==================  ==================  ===================


(a)  Investment shares                                 185,365             394,572             692,727              354,126
     Investments at cost                           $ 1,946,991         $ 4,392,704         $ 8,142,449          $ 5,675,750


                                             JNL/T. Rowe         JNL/T. Rowe
                                            Price Mid-Cap        Price Value
                                           Growth Portfolio       Portfolio
                                          -------------------  -----------------
ASSETS
Investments, at value (a)                        $ 9,382,622        $ 5,680,928
Receivables:
   Investment securities sold                         20,830                475
   Sub-account units sold                            161,410             16,746
                                          -------------------  -----------------
TOTAL ASSETS                                       9,564,862          5,698,149
                                          -------------------  -----------------

LIABILITIES
Payables:
   Investment securities purchased                   161,410             16,746
   Sub-account units redeemed                         20,439                216
   Insurance fees due to Jackson National
      Life of New York                                   391                259
                                          -------------------  -----------------
TOTAL LIABILITIES                                    182,240             17,221
                                          -------------------  -----------------
NET ASSETS (NOTE 6)                              $ 9,382,622        $ 5,680,928
----------------------------------------  ===================  =================


(a)  Investment shares                               376,963            476,988
     Investments at cost                         $ 8,377,892        $ 5,048,917


                     See notes to the financial statements.

JNLNY SEPARATE ACCOUNT I
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003


                                                 JNL/AIM              JNL/AIM             JNL/AIM           JNL/Alger
                                                Large Cap        Premier Equity II       Small Cap            Growth
                                            Growth Portfolio         Portfolio       Growth Portfolio       Portfolio
                                           -------------------- -------------------- ------------------  -----------------
INVESTMENT INCOME
   Dividends                                               $ -                  $ -                $ -                $ -
                                           -------------------- -------------------- ------------------  -----------------

EXPENSES
   Insurance charges (Note 5)                            8,824                4,910             16,819             82,564
                                           -------------------- -------------------- ------------------  -----------------
TOTAL EXPENSES                                           8,824                4,910             16,819             82,564
                                           -------------------- -------------------- ------------------  -----------------
                                           -------------------- -------------------- ------------------  -----------------
NET INVESTMENT LOSS                                     (8,824)              (4,910)           (16,819)           (82,564)
                                           -------------------- -------------------- ------------------  -----------------

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:
   Distributions from investment companies                   -                    -                  -                  -
   Investments                                          20,822               (3,048)           (30,837)          (512,282)
Net change in unrealized appreciation
   on investments                                      125,521               66,844            321,716          2,274,478
                                           -------------------- -------------------- ------------------  -----------------
NET REALIZED AND UNREALIZED GAIN                       146,343               63,796            290,879          1,762,196
                                           -------------------- -------------------- ------------------  -----------------

NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                   $ 137,519             $ 58,886          $ 274,060        $ 1,679,632
------------------------------------------ ==================== ==================== ==================  =================



                                              JNL/Alliance        JNL/Curian           JNL/Curian             JNL/Curian
                                                Capital               25             Communications        Consumer Brands
                                            Growth Portfolio       Portfolio      Sector Portfolio (a)   Sector Portfolio (a)
                                           -------------------  ----------------  --------------------- -----------------------
INVESTMENT INCOME
   Dividends                                              $ -               $ -                    $ -                     $ -
                                           -------------------  ----------------  --------------------- -----------------------

EXPENSES
   Insurance charges (Note 5)                          30,004            63,513                      3                       3
                                           -------------------  ----------------  --------------------- -----------------------
TOTAL EXPENSES                                         30,004            63,513                      3                       3
                                           -------------------  ----------------  --------------------- -----------------------
                                           -------------------  ----------------  --------------------- -----------------------
NET INVESTMENT LOSS                                   (30,004)          (63,513)                    (3)                     (3)
                                           -------------------  ----------------  --------------------- -----------------------

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:
   Distributions from investment companies                  -                 -                      -                       -
   Investments                                       (101,635)           59,852                    351                      91
Net change in unrealized appreciation
   on investments                                     471,854         1,502,965                      -                       -
                                           -------------------  ----------------  --------------------- -----------------------
NET REALIZED AND UNREALIZED GAIN                      370,219         1,562,817                    351                      91
                                           -------------------  ----------------  --------------------- -----------------------

NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                  $ 340,215       $ 1,499,304                  $ 348                    $ 88
------------------------------------------ ===================  ================  ===================== =======================


                                                                      JNL/Curian
                                                JNL/Curian             Enhanced
                                                  Energy            S&P 500 Stock
                                           Sector Portfolio (a)    Index Portfolio
                                           ---------------------- -------------------
INVESTMENT INCOME
   Dividends                                                 $ -             $ 3,035
                                           ---------------------- -------------------

EXPENSES
   Insurance charges (Note 5)                                  3               6,930
                                           ---------------------- -------------------
TOTAL EXPENSES                                                 3               6,930
                                           ---------------------- -------------------
                                           ---------------------- -------------------
NET INVESTMENT LOSS                                           (3)             (3,895)
                                           ---------------------- -------------------

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:
   Distributions from investment companies                     -                   -
   Investments                                               278               8,962
Net change in unrealized appreciation
   on investments                                              -             112,301
                                           ---------------------- -------------------
NET REALIZED AND UNREALIZED GAIN                             278             121,263
                                           ---------------------- -------------------

NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                         $ 275           $ 117,368
------------------------------------------ ====================== ===================

(a) Inception date December 15, 2003.

                     See notes to the financial statements.

JNLNY SEPARATE ACCOUNT I
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003


                                                                                          JNL/Curian
                                                JNL/Curian           JNL/Curian         Pharmaceutical/          JNL/Curian
                                                Financial              Global             Healthcare           S&P 400 MidCap
                                           Sector Portfolio (a)     15 Portfolio     Sector Portfolio (a)      Index Portfolio
                                           ---------------------  ------------------ ----------------------  --------------------
INVESTMENT INCOME
   Dividends                                                $ -                 $ -                    $ -               $ 5,555
                                           ---------------------  ------------------ ----------------------  --------------------

EXPENSES
   Insurance charges (Note 5)                                17               8,781                     21                12,877
                                           ---------------------  ------------------ ----------------------  --------------------
TOTAL EXPENSES                                               17               8,781                     21                12,877
                                           ---------------------  ------------------ ----------------------  --------------------
                                           ---------------------  ------------------ ----------------------  --------------------
NET INVESTMENT LOSS                                         (17)             (8,781)                   (21)               (7,322)
                                           ---------------------  ------------------ ----------------------  --------------------

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:
   Distributions from investment companies                    -                   -                      -                     -
   Investments                                              111              12,897                     93                11,613
Net change in unrealized appreciation
   on investments                                           509             151,306                    617               224,736
                                           ---------------------  ------------------ ----------------------  --------------------
NET REALIZED AND UNREALIZED GAIN                            620             164,203                    710               236,349
                                           ---------------------  ------------------ ----------------------  --------------------

NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                        $ 603           $ 155,422                  $ 689             $ 229,027
------------------------------------------ =====================  ================== ======================  ====================



                                               JNL/Curian          JNL/Curian          JNL/Curian           JNL/Curian
                                                S&P 500             Small-Cap          Small Cap            Technology
                                            Index Portfolio         Portfolio       Index Portfolio     Sector Portfolio (a)
                                           --------------------------------------- -------------------  -------------------
INVESTMENT INCOME
   Dividends                                         $ 33,591                 $ -            $ 10,321                  $ -
                                           -------------------  ------------------ -------------------  -------------------

EXPENSES
   Insurance charges (Note 5)                          26,620              53,822              17,694                    3
                                           -------------------  ------------------ -------------------  -------------------
TOTAL EXPENSES                                         26,620              53,822              17,694                    3
                                           -------------------  ------------------ -------------------  -------------------
                                           -------------------  ------------------ -------------------  -------------------
NET INVESTMENT LOSS                                     6,971             (53,822)             (7,373)                  (3)
                                           -------------------  ------------------ -------------------  -------------------

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:
   Distributions from investment companies             13,082                   -              19,113                    -
   Investments                                          7,007             107,866              25,014                   39
Net change in unrealized appreciation
   on investments                                     399,917           1,161,408             342,865                    -
                                           -------------------  ------------------ -------------------  -------------------
NET REALIZED AND UNREALIZED GAIN                      420,006           1,269,274             386,992                   39
                                           -------------------  ------------------ -------------------  -------------------

NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                  $ 426,977         $ 1,215,452           $ 379,619                 $ 36
------------------------------------------ ===================  ================== ===================  ===================

                                               JNL/Curian         JNL/Curian
                                               The Dow SM          The S&P(R)
                                              10 Portfolio       10 Portfolio
                                           -------------------  ---------------
INVESTMENT INCOME
   Dividends                                              $ -              $ -
                                           -------------------  ---------------

EXPENSES
   Insurance charges (Note 5)                          68,475           79,077
                                           -------------------  ---------------
TOTAL EXPENSES                                         68,475           79,077
                                           -------------------  ---------------
                                           -------------------  ---------------
NET INVESTMENT LOSS                                   (68,475)         (79,077)
                                           -------------------  ---------------

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:
   Distributions from investment companies                  -                -
   Investments                                         51,733           34,992
Net change in unrealized appreciation
   on investments                                   1,396,548        1,099,166
                                           -------------------  ---------------
NET REALIZED AND UNREALIZED GAIN                    1,448,281        1,134,158
                                           -------------------  ---------------

NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                $ 1,379,806      $ 1,055,081
------------------------------------------ ===================  ===============

(a) Inception date December 15, 2003.

                     See notes to the financial statements.

JNLNY SEPARATE ACCOUNT I
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003


                                               JNL/Eagle            JNL/Eagle           JNL/Janus           JNL/Janus
                                               Core Equity          SmallCap            Aggressive          Balanced
                                               Portfolio        Equity Portfolio     Growth Portfolio       Portfolio
                                           ---------------------------------------  ------------------- ------------------
INVESTMENT INCOME
   Dividends                                         $ 17,747                 $ -                  $ -           $ 65,087
                                           -------------------  ------------------  ------------------- ------------------

EXPENSES
   Insurance charges (Note 5)                          34,184              32,438              107,004             66,975
                                           ---------------------------------------  ------------------- ------------------
TOTAL EXPENSES                                         34,184              32,438              107,004             66,975
                                           ---------------------------------------  ------------------- ------------------
                                           -------------------  ------------------  ------------------- ------------------
NET INVESTMENT LOSS                                   (16,437)            (32,438)            (107,004)            (1,888)
                                           -------------------  ------------------  ------------------- ------------------

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:
   Distributions from investment companies                  -                   -                    -                  -
   Investments                                        (67,182)            (63,798)          (2,771,002)           (73,574)
Net change in unrealized appreciation
   on investments                                     555,796             757,635            5,039,647            562,483
                                           -------------------  ------------------  ------------------- ------------------
NET REALIZED AND UNREALIZED GAIN                      488,614             693,837            2,268,645            488,909
                                           -------------------  ------------------  ------------------- ------------------

NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                  $ 472,177           $ 661,399          $ 2,161,641          $ 487,021
------------------------------------------ ===================  ==================  =================== ==================



                                                JNL/Janus            JNL/Janus          JNL/JPMorgan        JNL/Lazard
                                             Capital Growth       Global Equities      International         Mid Cap
                                                Portfolio            Portfolio        Value Portfolio    Value Portfolio
                                           --------------------  ------------------  ------------------- -----------------
INVESTMENT INCOME
   Dividends                                               $ -                 $ -              $ 9,286           $ 3,597
                                           --------------------  ------------------  ------------------- -----------------

EXPENSES
   Insurance charges (Note 5)                           92,529              54,544                3,425            15,414
                                           --------------------  ------------------  ------------------- -----------------
TOTAL EXPENSES                                          92,529              54,544                3,425            15,414
                                           --------------------  ------------------  ------------------- -----------------
                                           --------------------  ------------------  ------------------- -----------------
NET INVESTMENT LOSS                                    (92,529)            (54,544)               5,861           (11,817)
                                           --------------------  ------------------  ------------------- -----------------

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:
   Distributions from investment companies                   -                   -                    -                 -
   Investments                                      (3,131,482)         (1,480,120)              (2,490)          (11,758)
Net change in unrealized appreciation
   on investments                                    5,132,463           2,270,666               93,326           254,966
                                           --------------------  ------------------  ------------------- -----------------
NET REALIZED AND UNREALIZED GAIN                     2,000,981             790,546               90,836           243,208
                                           --------------------  ------------------  ------------------- -----------------

NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                 $ 1,908,452           $ 736,002             $ 96,697         $ 231,391
------------------------------------------ ====================  ==================  =================== =================




                                                                     JNL/
                                                                Mellon Capital
                                              JNL/Lazard          Management
                                               Small Cap          Bond Index
                                            Value Portfolio        Portfolio
                                           ------------------  ------------------
INVESTMENT INCOME
   Dividends                                             $ -             $ 9,507
                                           ------------------  ------------------

EXPENSES
   Insurance charges (Note 5)                         32,084               3,592
                                           ------------------  ------------------
TOTAL EXPENSES                                        32,084               3,592
                                           ------------------  ------------------
                                           ------------------  ------------------
NET INVESTMENT LOSS                                  (32,084)              5,915
                                           ------------------  ------------------

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:
   Distributions from investment companies                 -               6,225
   Investments                                        63,807                (805)
Net change in unrealized appreciation
   on investments                                    694,392             (12,292)
                                           ------------------  ------------------
NET REALIZED AND UNREALIZED GAIN                     758,199              (6,872)
                                           ------------------  ------------------

NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                 $ 726,115              $ (957)
------------------------------------------ ==================  ==================

                     See notes to the financial statements.

JNLNY SEPARATE ACCOUNT I
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003


                                             JNL/Mellon Capital
                                                 Management            JNL/Oppenheimer      JNL/Oppenheimer        JNL/PIMCO
                                                International           Global Growth            Growth          Total Return
                                               Index Portfolio            Portfolio            Portfolio        Bond Portfolio
                                           ------------------------  --------------------  ------------------  ------------------
INVESTMENT INCOME
   Dividends                                               $ 7,163                   $ -                 $ -           $ 124,953
                                           ------------------------  --------------------  ------------------  ------------------

EXPENSES
   Insurance charges (Note 5)                                2,203                22,218               9,343             124,218
                                           ------------------------  --------------------  ------------------  ------------------
TOTAL EXPENSES                                               2,203                22,218               9,343             124,218
                                           ------------------------  --------------------  ------------------  ------------------
                                           ------------------------  --------------------  ------------------  ------------------
NET INVESTMENT LOSS                                          4,960               (22,218)             (9,343)                735
                                           ------------------------  --------------------  ------------------  ------------------

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:
   Distributions from investment companies                       -                     -                   -             157,241
   Investments                                               3,816               (15,507)            (17,305)            209,027
Net change in unrealized appreciation
   on investments                                           54,007               519,231             103,650            (160,622)
                                           ------------------------  --------------------  ------------------  ------------------
NET REALIZED AND UNREALIZED GAIN                            57,823               503,724              86,345             205,646
                                           ------------------------  --------------------  ------------------  ------------------

NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                        $ 62,783             $ 481,506            $ 77,002           $ 206,381
------------------------------------------ ========================  ====================  ==================  ==================


                                             JNL/PPM America            JNL/PPM          JNL/PPM America           JNL/PPM
                                                 Balanced         America High Yield           Money            America Value
                                                Portfolio           Bond Portfolio       Market Portfolio         Portfolio
                                           ---------------------  -------------------- ---------------------  ------------------
INVESTMENT INCOME
   Dividends                                          $ 155,969             $ 673,587              $ 20,020             $ 1,820
                                           ---------------------  -------------------- ---------------------  ------------------

EXPENSES
   Insurance charges (Note 5)                            97,030               138,902                62,176               4,781
                                           ---------------------  -------------------- ---------------------  ------------------
TOTAL EXPENSES                                           97,030               138,902                62,176               4,781
                                           ---------------------  -------------------- ---------------------  ------------------
                                           ---------------------  -------------------- ---------------------  ------------------
NET INVESTMENT LOSS                                      58,939               534,685               (42,156)             (2,961)
                                           ---------------------  -------------------- ---------------------  ------------------

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:
   Distributions from investment companies               61,543                     -                     -               3,943
   Investments                                           52,814                25,623                 5,030               2,906
Net change in unrealized appreciation
   on investments                                     1,052,354               614,055                (5,030)             95,205
                                           ---------------------  -------------------- ---------------------  ------------------
NET REALIZED AND UNREALIZED GAIN                      1,166,711               639,678                     -             102,054
                                           ---------------------  -------------------- ---------------------  ------------------

NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                  $ 1,225,650           $ 1,174,363             $ (42,156)           $ 99,093
------------------------------------------ =====================  ==================== =====================  ==================


                                               JNL/Putnam          JNL/Putnam
                                                 Equity          International
                                               Portfolio        Equity Portfolio
                                           -------------------  -----------------
INVESTMENT INCOME
   Dividends                                         $ 10,043           $ 34,373
                                           -------------------  -----------------

EXPENSES
   Insurance charges (Note 5)                          45,879             28,762
                                           -------------------  -----------------
TOTAL EXPENSES                                         45,879             28,762
                                           -------------------  -----------------
                                           -------------------  -----------------
NET INVESTMENT LOSS                                   (35,836)             5,611
                                           -------------------  -----------------

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:
   Distributions from investment companies                  -                  -
   Investments                                       (464,785)           (65,693)
Net change in unrealized appreciation
   on investments                                   1,222,236            539,121
                                           -------------------  -----------------
NET REALIZED AND UNREALIZED GAIN                      757,451            473,428
                                           -------------------  -----------------

NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                  $ 721,615          $ 479,039
------------------------------------------ ===================  =================


                     See notes to the financial statements.

JNLNY SEPARATE ACCOUNT I
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003


                                                                                          JNL/S&P          JNL/S&P
                                               JNL/Putnam            JNL/Putnam         Aggressive       Conservative
                                              Midcap Growth         Value Equity          Growth            Growth
                                                Portfolio            Portfolio          Portfolio I      Portfolio I
                                           --------------------  -------------------  ---------------- -----------------
INVESTMENT INCOME
   Dividends                                               $ -             $ 73,514          $ 84,075         $ 408,953
                                           --------------------  -------------------  ---------------- -----------------

EXPENSES
   Insurance charges (Note 5)                           17,209               90,166            78,006           219,537
                                           --------------------  -------------------  ---------------- -----------------
TOTAL EXPENSES                                          17,209               90,166            78,006           219,537
                                           --------------------  -------------------  ---------------- -----------------
                                           --------------------  -------------------  ---------------- -----------------
NET INVESTMENT LOSS                                    (17,209)             (16,652)            6,069           189,416
                                           --------------------  -------------------  ---------------- -----------------

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:
   Distributions from investment companies                   -                    -                 -                 -
   Investments                                         (63,668)            (247,602)         (335,835)          (21,815)
Net change in unrealized appreciation
   on investments                                      365,937            1,525,059         1,474,020         1,908,994
                                           --------------------  -------------------  ---------------- -----------------
NET REALIZED AND UNREALIZED GAIN                       302,269            1,277,457         1,138,185         1,887,179
                                           --------------------  -------------------  ---------------- -----------------

NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                   $ 285,060          $ 1,260,805       $ 1,144,254       $ 2,076,595
------------------------------------------ ====================  ===================  ================ =================


                                                                                                           JNL/S&P Equity
                                              JNL/S&P Core        JNL/S&P Core        JNL/S&P Core           Aggressive
                                                Index 50            Index 75            Index 100              Growth
                                             Portfolio (a)       Portfolio (b)          Portfolio           Portfolio I
                                           ------------------- -------------------  ------------------  ---------------------
INVESTMENT INCOME
   Dividends                                            $ 156               $ 173             $ 1,642                   $ 64
                                           ------------------- -------------------  ------------------  ---------------------

EXPENSES
   Insurance charges (Note 5)                           1,316                 370               2,602                 21,742
                                           ------------------- -------------------  ------------------  ---------------------
TOTAL EXPENSES                                          1,316                 370               2,602                 21,742
                                           ------------------- -------------------  ------------------  ---------------------
                                           ------------------- -------------------  ------------------  ---------------------
NET INVESTMENT LOSS                                    (1,160)               (197)               (960)               (21,678)
                                           ------------------- -------------------  ------------------  ---------------------

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:
   Distributions from investment companies                 20                  91                 776                      -
   Investments                                            253                  20               5,334               (156,729)
Net change in unrealized appreciation
   on investments                                      28,142               6,117              30,987                522,340
                                           ------------------- -------------------  ------------------  ---------------------
NET REALIZED AND UNREALIZED GAIN                       28,415               6,228              37,097                365,611
                                           ------------------- -------------------  ------------------  ---------------------

NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                   $ 27,255             $ 6,031            $ 36,137              $ 343,933
------------------------------------------ =================== ===================  ==================  =====================


                                                                     JNL/S&P
                                             JNL/S&P Equity         Moderate
                                                 Growth              Growth
                                              Portfolio I          Portfolio I
                                           -------------------  ------------------
INVESTMENT INCOME
   Dividends                                          $ 2,618           $ 498,931
                                           -------------------  ------------------

EXPENSES
   Insurance charges (Note 5)                         189,543             354,064
                                           -------------------  ------------------
TOTAL EXPENSES                                        189,543             354,064
                                           -------------------  ------------------
                                           -------------------  ------------------
NET INVESTMENT LOSS                                  (186,925)            144,867
                                           -------------------  ------------------

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:
   Distributions from investment companies                  -                   -
   Investments                                       (422,810)           (142,520)
Net change in unrealized appreciation
   on investments                                   3,572,927           4,040,224
                                           -------------------  ------------------
NET REALIZED AND UNREALIZED GAIN                    3,150,117           3,897,704
                                           -------------------  ------------------

NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                $ 2,963,192         $ 4,042,571
------------------------------------------ ===================  ==================

(a) Inception date February 3, 2003.
(b) Inception date April 15, 2003.

                     See notes to the financial statements.

JNLNY SEPARATE ACCOUNT I
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003


                                                                                            JNL/
                                                 JNL/S&P                                  Brothers
                                             Very Aggressive        JNL/Salomon        U.S. Government        JNL/T. Rowe
                                                 Growth           Brothers Global         & Quality        Price Established
                                               Portfolio I         Bond Portfolio      Bond Portfolio      Growth Portfolio
                                           --------------------  -------------------  ------------------  --------------------
INVESTMENT INCOME
   Dividends                                               $ -            $ 187,164           $ 274,784               $ 1,470
                                           --------------------  -------------------  ------------------  --------------------

EXPENSES
   Insurance charges (Note 5)                           20,409               50,520             146,329                67,410
                                           --------------------  -------------------  ------------------  --------------------
TOTAL EXPENSES                                          20,409               50,520             146,329                67,410
                                           --------------------  -------------------  ------------------  --------------------
                                           --------------------  -------------------  ------------------  --------------------
NET INVESTMENT LOSS                                    (20,409)             136,644             128,455               (65,940)
                                           --------------------  -------------------  ------------------  --------------------

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:
   Distributions from investment companies                   -               55,438              93,902                     -
   Investments                                        (122,403)              65,330             131,526              (136,752)
Net change in unrealized appreciation
   on investments                                      463,970               75,946            (396,738)            1,360,745
                                           --------------------  -------------------  ------------------  --------------------
NET REALIZED AND UNREALIZED GAIN                       341,567              196,714            (171,310)            1,223,993
                                           --------------------  -------------------  ------------------  --------------------

NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                   $ 321,158            $ 333,358           $ (42,855)          $ 1,158,053
------------------------------------------ ====================  ===================  ==================  ====================



                                              JNL/T. Rowe        JNL/T. Rowe
                                             Price Mid-Cap       Price Value
                                           Growth Portfolio       Portfolio
                                           ------------------  -----------------
INVESTMENT INCOME
   Dividends                                             $ -           $ 28,840
                                           ------------------  -----------------

EXPENSES
   Insurance charges (Note 5)                         88,321             60,309
                                           ------------------  -----------------
TOTAL EXPENSES                                        88,321             60,309
                                           ------------------  -----------------
                                           ------------------  -----------------
NET INVESTMENT LOSS                                  (88,321)           (31,469)
                                           ------------------  -----------------

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:
   Distributions from investment companies            45,370                  -
   Investments                                       (61,751)          (124,642)
Net change in unrealized appreciation
   on investments                                  1,912,020          1,145,889
                                           ------------------  -----------------
NET REALIZED AND UNREALIZED GAIN                   1,895,639          1,021,247
                                           ------------------  -----------------

NET INCREASE IN NET ASSETS
   FROM OPERATIONS                               $ 1,807,318          $ 989,778
------------------------------------------ ==================  =================

                     See notes to the financial statements.

JNLNY SEPARATE ACCOUNT I
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2003


                                                     JNL/AIM             JNL/AIM              JNL/AIM            JNL/Alger
                                                     Large Cap      Premier Equity II        Small Cap             Growth
                                                 Growth Portfolio       Portfolio        Growth Portfolio        Portfolio
                                                ------------------- -------------------  ------------------  ------------------
OPERATIONS
   Net investment loss                                    $ (8,824)           $ (4,910)          $ (16,819)          $ (82,564)
   Net realized gain (loss) on investments                  20,822              (3,048)            (30,837)           (512,282)
   Net change in unrealized appreciation
      on investments                                       125,521              66,844             321,716           2,274,478
                                                ------------------- -------------------  ------------------  ------------------
NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                         137,519              58,886             274,060           1,679,632
                                                ------------------- -------------------  ------------------  ------------------

CONTRACT TRANSACTIONS (1)
   Proceeds from the sale of units                         372,677              76,913             717,064             311,743
   Value of units redeemed                                 (48,210)            (19,564)            (29,925)           (352,292)
   Transfers between portfolios                            725,185              56,043             965,688             516,075
   Policyholder charges                                     (1,401)               (890)             (1,004)            (15,598)
                                                ------------------- -------------------  ------------------  ------------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                 1,048,251             112,502           1,651,823             459,928
                                                ------------------- -------------------  ------------------  ------------------

NET INCREASE IN NET ASSETS                               1,185,770             171,388           1,925,883           2,139,560

NET ASSETS BEGINNING OF PERIOD                             170,658             236,044             605,592           4,936,148
                                                ------------------- -------------------  ------------------  ------------------

NET ASSETS END OF PERIOD                               $ 1,356,428           $ 407,432         $ 2,531,475         $ 7,075,708
----------------------------------------------- =================== ===================  ==================  ==================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2002                      22,659              31,855              79,400             719,157

      Units Issued                                         157,602              15,846             190,014             161,227
      Units Redeemed                                       (44,017)             (2,618)            (35,901)           (126,299)
                                                ------------------- -------------------  ------------------  ------------------

Units Outstanding at December 31, 2003                     136,244              45,083             233,513             754,085
                                                =================== ===================  ==================  ==================



                                                   JNL/Alliance         JNL/Curian         JNL/Curian            JNL/Curian
                                                      Capital               25           Communications        Consumer Brands
                                                 Growth Portfolio       Portfolio      Sector Portfolio (a)  Sector Portfolio (a)
                                                -------------------- ----------------- --------------------  --------------------
OPERATIONS
   Net investment loss                                    $ (30,004)        $ (63,513)                $ (3)                 $ (3)
   Net realized gain (loss) on investments                 (101,635)           59,852                  351                    91
   Net change in unrealized appreciation
      on investments                                        471,854         1,502,965                    -                     -
                                                -------------------- ----------------- --------------------  --------------------
NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                          340,215         1,499,304                  348                    88
                                                -------------------- ----------------- --------------------  --------------------

CONTRACT TRANSACTIONS (1)
   Proceeds from the sale of units                          226,379         4,901,912                    -                     -
   Value of units redeemed                                 (183,613)          (64,694)                   -                     -
   Transfers between portfolios                             730,619           545,397                 (348)                  (88)
   Policyholder charges                                      (5,193)             (492)                   -                     -
                                                -------------------- ----------------- --------------------  --------------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                    768,192         5,382,123                 (348)                  (88)
                                                -------------------- ----------------- --------------------  --------------------

NET INCREASE IN NET ASSETS                                1,108,407         6,881,427                    -                     -

NET ASSETS BEGINNING OF PERIOD                            1,293,809           240,144                    -                     -
                                                -------------------- ----------------- --------------------  --------------------

NET ASSETS END OF PERIOD                                $ 2,402,216       $ 7,121,571                  $ -                   $ -
----------------------------------------------- ==================== ================= ====================  ====================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2002                      265,364            23,461                    -                     -

      Units Issued                                          303,260           554,739                1,095                   485
      Units Redeemed                                       (186,108)          (42,866)              (1,095)                 (485)
                                                -------------------- ----------------- --------------------  --------------------

Units Outstanding at December 31, 2003                      382,516           535,334                    -                     -
                                                ==================== ================= ====================  ====================


                                                                         JNL/Curian
                                                    JNL/Curian            Enhanced
                                                      Energy           S&P 500 Stock
                                                Sector Portfolio (a)  Index Portfolio
                                                -------------------- -------------------
OPERATIONS
   Net investment loss                                         $ (3)           $ (3,895)
   Net realized gain (loss) on investments                      278               8,962
   Net change in unrealized appreciation
      on investments                                              -             112,301
                                                -------------------- -------------------
NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                              275             117,368
                                                -------------------- -------------------

CONTRACT TRANSACTIONS (1)
   Proceeds from the sale of units                                -             451,814
   Value of units redeemed                                        -             (26,460)
   Transfers between portfolios                                (275)            587,050
   Policyholder charges                                           -                (962)
                                                -------------------- -------------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                       (275)          1,011,442
                                                -------------------- -------------------

NET INCREASE IN NET ASSETS                                        -           1,128,810

NET ASSETS BEGINNING OF PERIOD                                    -              26,895
                                                -------------------- -------------------

NET ASSETS END OF PERIOD                                        $ -         $ 1,155,705
----------------------------------------------- ==================== ===================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2002                            -               4,235

      Units Issued                                              441             144,463
      Units Redeemed                                           (441)            (15,449)
                                                -------------------- -------------------

Units Outstanding at December 31, 2003                            -             133,249
                                                ==================== ===================

(a) Inception date December 15, 2003.


                     See notes to the financial statements.

JNLNY SEPARATE ACCOUNT I
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2003


                                                                                               JNL/Curian
                                                      JNL/Curian           JNL/Curian        Pharmaceutical/          JNL/Curian
                                                      Financial              Global            Healthcare           S&P 400 MidCap
                                                 Sector Portfolio (a)     15 Portfolio    Sector Portfolio (a)     Index Portfolio
                                                ---------------------- ----------------- ----------------------  -------------------
OPERATIONS
   Net investment loss                                          $ (17)         $ (8,781)                 $ (21)            $ (7,322)
   Net realized gain (loss) on investments                        111            12,897                     93               11,613
   Net change in unrealized appreciation
      on investments                                              509           151,306                    617              224,736
                                                ---------------------- ----------------- ----------------------  -------------------
NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                                603           155,422                    689              229,027
                                                ---------------------- ----------------- ----------------------  -------------------

CONTRACT TRANSACTIONS (1)
   Proceeds from the sale of units                                  6           878,805                      6            1,157,311
   Value of units redeemed                                        (30)          (14,299)                   (37)             (34,785)
   Transfers between portfolios                                23,438           244,321                 33,870              543,319
   Policyholder charges                                             -              (310)                     -               (1,547)
                                                ---------------------- ----------------- ----------------------  -------------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                       23,414         1,108,517                 33,839            1,664,298
                                                ---------------------- ----------------- ----------------------  -------------------

NET INCREASE IN NET ASSETS                                     24,017         1,263,939                 34,528            1,893,325

NET ASSETS BEGINNING OF PERIOD                                      -            93,463                      -              186,309
                                                ---------------------- ----------------- ----------------------  -------------------

NET ASSETS END OF PERIOD                                     $ 24,017       $ 1,357,402               $ 34,528          $ 2,079,634
----------------------------------------------- ====================== ================= ======================  ===================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2002                              -             9,619                      -               22,024

      Units Issued                                              2,802           111,068                  3,863              169,313
      Units Redeemed                                             (494)          (10,980)                  (503)              (8,605)
                                                ---------------------- ----------------- ----------------------  -------------------

Units Outstanding at December 31, 2003                          2,308           109,707                  3,360              182,732
                                                ====================== ================= ======================  ===================


                                                    JNL/Curian          JNL/Curian          JNL/Curian         JNL/Curian
                                                      S&P 500            Small-Cap          Small Cap          Technology
                                                  Index Portfolio        Portfolio       Index Portfolio   Sector Portfolio (a)
                                                -------------------- ------------------  ----------------- -------------------
OPERATIONS
   Net investment loss                                      $ 6,971          $ (53,822)          $ (7,373)               $ (3)
   Net realized gain (loss) on investments                   20,089            107,866             44,127                  39
   Net change in unrealized appreciation
      on investments                                        399,917          1,161,408            342,865                   -
                                                -------------------- ------------------  ----------------- -------------------
NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                          426,977          1,215,452            379,619                  36
                                                -------------------- ------------------  ----------------- -------------------

CONTRACT TRANSACTIONS (1)
   Proceeds from the sale of units                        1,989,250          4,279,429            962,738                   -
   Value of units redeemed                                  (49,548)           (85,517)           (23,648)                  -
   Transfers between portfolios                           1,748,501            539,888          1,320,453                 (36)
   Policyholder charges                                      (1,874)            (2,153)              (907)                  -
                                                -------------------- ------------------  ----------------- -------------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                  3,686,329          4,731,647          2,258,636                 (36)
                                                -------------------- ------------------  ----------------- -------------------

NET INCREASE IN NET ASSETS                                4,113,306          5,947,099          2,638,255                   -

NET ASSETS BEGINNING OF PERIOD                              257,511            269,916            206,031                   -
                                                -------------------- ------------------  ----------------- -------------------

NET ASSETS END OF PERIOD                                $ 4,370,817        $ 6,217,015        $ 2,844,286                 $ -
----------------------------------------------- ==================== ==================  ================= ===================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2002                       33,385             25,031             26,107                   -

      Units Issued                                          411,293            419,997            218,881                 721
      Units Redeemed                                        (12,806)           (48,223)           (17,115)               (721)
                                                -------------------- ------------------  ----------------- -------------------

Units Outstanding at December 31, 2003                      431,872            396,805            227,873                   -
                                                ==================== ==================  ================= ===================


                                                    JNL/Curian          JNL/Curian
                                                    The Dow SM           The S&P(R)
                                                   10 Portfolio        10 Portfolio
                                                ------------------- -------------------
OPERATIONS
   Net investment loss                                   $ (68,475)          $ (79,077)
   Net realized gain (loss) on investments                  51,733              34,992
   Net change in unrealized appreciation
      on investments                                     1,396,548           1,099,166
                                                ------------------- -------------------
NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                       1,379,806           1,055,081
                                                ------------------- -------------------

CONTRACT TRANSACTIONS (1)
   Proceeds from the sale of units                       4,875,922           6,032,895
   Value of units redeemed                                 (78,679)            (82,458)
   Transfers between portfolios                          2,130,499           1,166,425
   Policyholder charges                                       (931)               (557)
                                                ------------------- -------------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                 6,926,811           7,116,305
                                                ------------------- -------------------

NET INCREASE IN NET ASSETS                               8,306,617           8,171,386

NET ASSETS BEGINNING OF PERIOD                             301,425             234,778
                                                ------------------- -------------------

NET ASSETS END OF PERIOD                               $ 8,608,042         $ 8,406,164
----------------------------------------------- =================== ===================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2002                      27,038              24,513

      Units Issued                                         633,407             773,121
      Units Redeemed                                       (36,290)            (48,881)
                                                ------------------- -------------------

Units Outstanding at December 31, 2003                     624,155             748,753
                                                =================== ===================


(a) Inception date December 15, 2003.

                     See notes to the financial statements.

JNLNY SEPARATE ACCOUNT I
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2003



                                                    JNL/Eagle          JNL/Eagle           JNL/Janus          JNL/Janus
                                                   Core Equity         SmallCap           Aggressive           Balanced
                                                    Portfolio      Equity Portfolio    Growth Portfolio       Portfolio
                                                ------------------ ------------------  ------------------  -----------------
OPERATIONS
   Net investment loss                                  $ (16,437)         $ (32,438)         $ (107,004)          $ (1,888)
   Net realized gain (loss) on investments                (67,182)           (63,798)         (2,771,002)           (73,574)
   Net change in unrealized appreciation
      on investments                                      555,796            757,635           5,039,647            562,483
                                                ------------------ ------------------  ------------------  -----------------
NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                        472,177            661,399           2,161,641            487,021
                                                ------------------ ------------------  ------------------  -----------------

CONTRACT TRANSACTIONS (1)
   Proceeds from the sale of units                        550,462            212,404             142,520            798,304
   Value of units redeemed                               (186,790)          (165,325)           (699,817)          (286,548)
   Transfers between portfolios                           232,745            474,713          (2,433,461)           (38,402)
   Policyholder charges                                    (5,098)            (4,975)            (30,038)            (6,229)
                                                ------------------ ------------------  ------------------  -----------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                  591,319            516,817          (3,020,796)           467,125
                                                ------------------ ------------------  ------------------  -----------------

NET INCREASE IN NET ASSETS                              1,063,496          1,178,216            (859,155)           954,146

NET ASSETS BEGINNING OF PERIOD                          1,861,526          1,877,415           7,589,530          4,042,881
                                                ------------------ ------------------  ------------------  -----------------

NET ASSETS END OF PERIOD                              $ 2,925,022        $ 3,055,631         $ 6,730,375        $ 4,997,027
----------------------------------------------- ================== ==================  ==================  =================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2002                    235,736            219,982           1,215,608            460,656

      Units Issued                                         94,052             93,032              80,138            188,514
      Units Redeemed                                      (56,742)           (62,047)           (490,980)          (133,398)
                                                ------------------ ------------------  ------------------  -----------------

Units Outstanding at December 31, 2003                    273,046            250,967             804,766            515,772
                                                ================== ==================  ==================  =================


                                                    JNL/Janus            JNL/Janus           JNL/JPMorgan        JNL/Lazard
                                                  Capital Growth      Global Equities       International          Mid Cap
                                                    Portfolio            Portfolio         Value Portfolio     Value Portfolio
                                                -------------------  -------------------  ------------------- ------------------
OPERATIONS
   Net investment loss                                   $ (92,529)           $ (54,544)             $ 5,861          $ (11,817)
   Net realized gain (loss) on investments              (3,131,482)          (1,480,120)              (2,490)           (11,758)
   Net change in unrealized appreciation
      on investments                                     5,132,463            2,270,666               93,326            254,966
                                                -------------------  -------------------  ------------------- ------------------
NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                       1,908,452              736,002               96,697            231,391
                                                -------------------  -------------------  ------------------- ------------------

CONTRACT TRANSACTIONS (1)
   Proceeds from the sale of units                         201,460               52,027              169,116            605,485
   Value of units redeemed                                (467,964)            (230,423)              (6,994)           (44,823)
   Transfers between portfolios                         (1,754,907)          (1,117,932)             456,809            589,761
   Policyholder charges                                    (16,707)             (11,951)                (133)            (1,564)
                                                -------------------  -------------------  ------------------- ------------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                (2,038,118)          (1,308,279)             618,798          1,148,859
                                                -------------------  -------------------  ------------------- ------------------

NET INCREASE IN NET ASSETS                                (129,666)            (572,277)             715,495          1,380,250

NET ASSETS BEGINNING OF PERIOD                           6,203,783            4,436,957               59,656            573,809
                                                -------------------  -------------------  ------------------- ------------------

NET ASSETS END OF PERIOD                               $ 6,074,117          $ 3,864,680            $ 775,151        $ 1,954,059
----------------------------------------------- ===================  ===================  =================== ==================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2002                     951,084              590,048                6,206             63,091

      Units Issued                                         110,455               14,095               70,712            108,545
      Units Redeemed                                      (366,866)            (183,723)              (7,685)           (17,662)
                                                -------------------  -------------------  ------------------- ------------------

Units Outstanding at December 31, 2003                     694,673              420,420               69,233            153,974
                                                ===================  ===================  =================== ==================


                                                                            JNL/
                                                                       Mellon Capital
                                                    JNL/Lazard           Management
                                                     Small Cap           Bond Index
                                                  Value Portfolio         Portfolio
                                                --------------------  ------------------
OPERATIONS
   Net investment loss                                    $ (32,084)            $ 5,915
   Net realized gain (loss) on investments                   63,807               5,420
   Net change in unrealized appreciation
      on investments                                        694,392             (12,292)
                                                --------------------  ------------------
NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                          726,115                (957)
                                                --------------------  ------------------

CONTRACT TRANSACTIONS (1)
   Proceeds from the sale of units                          619,710             378,466
   Value of units redeemed                                 (237,094)             (4,459)
   Transfers between portfolios                           1,031,815             173,752
   Policyholder charges                                      (1,901)                (11)
                                                --------------------  ------------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                  1,412,530             547,748
                                                --------------------  ------------------

NET INCREASE IN NET ASSETS                                2,138,645             546,791

NET ASSETS BEGINNING OF PERIOD                            1,023,627              19,827
                                                --------------------  ------------------

NET ASSETS END OF PERIOD                                $ 3,162,272           $ 566,618
----------------------------------------------- ====================  ==================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2002                      114,541               1,879

      Units Issued                                          228,707              68,639
      Units Redeemed                                        (87,088)            (17,303)
                                                --------------------  ------------------

Units Outstanding at December 31, 2003                      256,160              53,215
                                                ====================  ==================


                     See notes to the financial statements.

JNLNY SEPARATE ACCOUNT I
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2003


                                               JNL/Mellon Capital
                                                   Management           JNL/Oppenheimer       JNL/Oppenheimer         JNL/PIMCO
                                                  International          Global Growth             Growth           Total Return
                                                 Index Portfolio           Portfolio             Portfolio         Bond Portfolio
                                              ----------------------  --------------------- --------------------- ------------------
OPERATIONS
   Net investment loss                                      $ 4,960              $ (22,218)             $ (9,343)             $ 735
   Net realized gain (loss) on investments                    3,816                (15,507)              (17,305)           366,268
   Net change in unrealized appreciation
      on investments                                         54,007                519,231               103,650           (160,622)
                                              ----------------------  --------------------- --------------------- ------------------
NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                           62,783                481,506                77,002            206,381
                                              ----------------------  --------------------- --------------------- ------------------

CONTRACT TRANSACTIONS (1)
   Proceeds from the sale of units                          461,091                420,800               141,890          4,118,507
   Value of units redeemed                                  (22,033)              (108,810)              (60,173)          (519,562)
   Transfers between portfolios                             161,597                672,169                76,931           (682,297)
   Policyholder charges                                        (932)                (1,134)                 (581)           (16,326)
                                              ----------------------  --------------------- --------------------- ------------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                    599,723                983,025               158,067          2,900,322
                                              ----------------------  --------------------- --------------------- ------------------

NET INCREASE IN NET ASSETS                                  662,506              1,464,531               235,069          3,106,703

NET ASSETS BEGINNING OF PERIOD                                    -                924,878               445,397          5,767,820
                                              ----------------------  --------------------- --------------------- ------------------

NET ASSETS END OF PERIOD                                  $ 662,506            $ 2,389,409             $ 680,466        $ 8,874,523
--------------------------------------------- ======================  ===================== ===================== ==================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2002                            -                133,047                64,456            539,643

      Units Issued                                           62,841                145,976                39,918            642,581
      Units Redeemed                                         (5,177)               (31,231)              (19,032)          (435,003)
                                              ----------------------  --------------------- --------------------- ------------------

Units Outstanding at December 31, 2003                       57,664                247,792                85,342            747,221
                                              ======================  ===================== ===================== ==================


                                                JNL/PPM America           JNL/PPM          JNL/PPM America         JNL/PPM
                                                    Balanced         America High Yield          Money          America Value
                                                   Portfolio           Bond Portfolio      Market Portfolio       Portfolio
                                              --------------------  --------------------- -------------------  ----------------
OPERATIONS
   Net investment loss                                   $ 58,939              $ 534,685           $ (42,156)         $ (2,961)
   Net realized gain (loss) on investments                114,357                 25,623               5,030             6,849
   Net change in unrealized appreciation
      on investments                                    1,052,354                614,055              (5,030)           95,205
                                              --------------------  --------------------- -------------------  ----------------
NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                      1,225,650              1,174,363             (42,156)           99,093
                                              --------------------  --------------------- -------------------  ----------------

CONTRACT TRANSACTIONS (1)
   Proceeds from the sale of units                      1,311,731              4,023,062           2,641,233           439,556
   Value of units redeemed                               (518,364)              (916,010)           (663,014)           (6,467)
   Transfers between portfolios                         1,195,127              2,538,581          (5,106,188)          593,469
   Policyholder charges                                    (8,764)               (15,687)            (30,745)              (32)
                                              --------------------  --------------------- -------------------  ----------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                1,979,730              5,629,946          (3,158,714)        1,026,526
                                              --------------------  --------------------- -------------------  ----------------

NET INCREASE IN NET ASSETS                              3,205,380              6,804,309          (3,200,870)        1,125,619

NET ASSETS BEGINNING OF PERIOD                          5,043,276              4,746,268           5,567,422             7,541
                                              --------------------  --------------------- -------------------  ----------------

NET ASSETS END OF PERIOD                              $ 8,248,656           $ 11,550,577         $ 2,366,552       $ 1,133,160
--------------------------------------------- ====================  ===================== ===================  ================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2002                    465,521                481,093             515,416               691

      Units Issued                                        212,450                777,469             415,586            81,997
      Units Redeemed                                      (84,192)              (358,511)           (712,531)           (4,161)
                                              --------------------  --------------------- -------------------  ----------------

Units Outstanding at December 31, 2003                    593,779                900,051             218,471            78,527
                                              ====================  ===================== ===================  ================


                                                 JNL/Putnam         JNL/Putnam
                                                    Equity        International
                                                  Portfolio      Equity Portfolio
                                              ------------------ -----------------
OPERATIONS
   Net investment loss                                $ (35,836)          $ 5,611
   Net realized gain (loss) on investments             (464,785)          (65,693)
   Net change in unrealized appreciation
      on investments                                  1,222,236           539,121
                                              ------------------ -----------------
NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                      721,615           479,039
                                              ------------------ -----------------

CONTRACT TRANSACTIONS (1)
   Proceeds from the sale of units                      147,690           148,191
   Value of units redeemed                             (272,525)          (82,453)
   Transfers between portfolios                        (219,930)          (95,001)
   Policyholder charges                                  (9,251)           (3,456)
                                              ------------------ -----------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                               (354,016)          (32,719)
                                              ------------------ -----------------

NET INCREASE IN NET ASSETS                              367,599           446,320

NET ASSETS BEGINNING OF PERIOD                        3,018,863         1,942,262
                                              ------------------ -----------------

NET ASSETS END OF PERIOD                            $ 3,386,462       $ 2,388,582
--------------------------------------------- ================== =================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2002                  485,868           280,703

      Units Issued                                       66,189            46,179
      Units Redeemed                                   (125,101)          (59,029)
                                              ------------------ -----------------

Units Outstanding at December 31, 2003                  426,956           267,853
                                              ================== =================

                     See notes to the financial statements.

JNLNY SEPARATE ACCOUNT I
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2003


                                                                                             JNL/S&P             JNL/S&P
                                                   JNL/Putnam           JNL/Putnam          Aggressive        Conservative
                                                 Midcap Growth         Value Equity           Growth             Growth
                                                   Portfolio             Portfolio         Portfolio I         Portfolio I
                                              ---------------------  ------------------  -----------------  ------------------
OPERATIONS
   Net investment loss                                   $ (17,209)          $ (16,652)           $ 6,069           $ 189,416
   Net realized gain (loss) on investments                 (63,668)           (247,602)          (335,835)            (21,815)
   Net change in unrealized appreciation
      on investments                                       365,937           1,525,059          1,474,020           1,908,994
                                              ---------------------  ------------------  -----------------  ------------------
NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                         285,060           1,260,805          1,144,254           2,076,595
                                              ---------------------  ------------------  -----------------  ------------------

CONTRACT TRANSACTIONS (1)
   Proceeds from the sale of units                         258,689             491,702          2,501,992           6,834,764
   Value of units redeemed                                 (96,009)           (510,605)          (673,849)           (546,634)
   Transfers between portfolios                              6,110            (171,993)           142,322             594,060
   Policyholder charges                                     (2,108)            (14,940)            (5,075)             (8,126)
                                              ---------------------  ------------------  -----------------  ------------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                   166,682            (205,836)         1,965,390           6,874,064
                                              ---------------------  ------------------  -----------------  ------------------

NET INCREASE IN NET ASSETS                                 451,742           1,054,969          3,109,644           8,950,659

NET ASSETS BEGINNING OF PERIOD                             902,452           5,875,372          4,414,809          10,062,344
                                              ---------------------  ------------------  -----------------  ------------------

NET ASSETS END OF PERIOD                               $ 1,354,194         $ 6,930,341        $ 7,524,453        $ 19,013,003
--------------------------------------------- =====================  ==================  =================  ==================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2002                     170,909             787,119            571,268           1,119,849

      Units Issued                                          74,035             108,160            369,213           1,058,916
      Units Redeemed                                       (46,183)           (171,261)          (200,128)           (410,497)
                                              ---------------------  ------------------  -----------------  ------------------

Units Outstanding at December 31, 2003                     198,761             724,018            740,353           1,768,268
                                              =====================  ==================  =================  ==================


                                                                                                               JNL/S&P Equity
                                                 JNL/S&P Core         JNL/S&P Core         JNL/S&P Core          Aggressive
                                                   Index 50             Index 75             Index 100             Growth
                                                 Portfolio (a)        Portfolio (b)          Portfolio           Portfolio I
                                              -------------------- -------------------- -------------------- --------------------
OPERATIONS
   Net investment loss                                   $ (1,160)              $ (197)              $ (960)           $ (21,678)
   Net realized gain (loss) on investments                    273                  111                6,110             (156,729)
   Net change in unrealized appreciation
      on investments                                       28,142                6,117               30,987              522,340
                                              -------------------- -------------------- -------------------- --------------------
NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                         27,255                6,031               36,137              343,933
                                              -------------------- -------------------- -------------------- --------------------

CONTRACT TRANSACTIONS (1)
   Proceeds from the sale of units                        270,038               23,307              458,032              325,340
   Value of units redeemed                                 (2,864)                (672)                (830)             (55,124)
   Transfers between portfolios                            86,764               33,515              (19,952)             128,722
   Policyholder charges                                      (110)                  (8)                 (53)              (2,203)
                                              -------------------- -------------------- -------------------- --------------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                  353,828               56,142              437,197              396,735
                                              -------------------- -------------------- -------------------- --------------------

NET INCREASE IN NET ASSETS                                381,083               62,173              473,334              740,668

NET ASSETS BEGINNING OF PERIOD                                  -                    -               48,038            1,279,528
                                              -------------------- -------------------- -------------------- --------------------

NET ASSETS END OF PERIOD                                $ 381,083             $ 62,173            $ 521,372          $ 2,020,196
--------------------------------------------- ==================== ==================== ==================== ====================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2002                          -                    -                5,516              174,326

      Units Issued                                         36,319                5,734               57,685               85,066
      Units Redeemed                                         (259)                (485)             (12,231)             (46,261)
                                              -------------------- -------------------- -------------------- --------------------

Units Outstanding at December 31, 2003                     36,060                5,249               50,970              213,131
                                              ==================== ==================== ==================== ====================

                                                                        JNL/S&P
                                                JNL/S&P Equity          Moderate
                                                    Growth               Growth
                                                  Portfolio I         Portfolio I
                                              -------------------- -------------------
OPERATIONS
   Net investment loss                                 $ (186,925)          $ 144,867
   Net realized gain (loss) on investments               (422,810)           (142,520)
   Net change in unrealized appreciation
      on investments                                    3,572,927           4,040,224
                                              -------------------- -------------------
NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                      2,963,192           4,042,571
                                              -------------------- -------------------

CONTRACT TRANSACTIONS (1)
   Proceeds from the sale of units                      4,399,662           8,035,079
   Value of units redeemed                               (691,927)         (1,217,364)
   Transfers between portfolios                        11,552,554           5,830,483
   Policyholder charges                                   (20,970)            (33,921)
                                              -------------------- -------------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                               15,239,319          12,614,277
                                              -------------------- -------------------

NET INCREASE IN NET ASSETS                             18,202,511          16,656,848

NET ASSETS BEGINNING OF PERIOD                          5,701,263          14,461,735
                                              -------------------- -------------------

NET ASSETS END OF PERIOD                             $ 23,903,774        $ 31,118,583
--------------------------------------------- ==================== ===================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2002                    827,393           1,724,588

      Units Issued                                      2,092,754           1,866,707
      Units Redeemed                                     (344,536)           (660,607)
                                              -------------------- -------------------

Units Outstanding at December 31, 2003                  2,575,611           2,930,688
                                              ==================== ===================

(a) Inception date February 3, 2003.
(b) Inception date April 15, 2003.


                     See notes to the financial statements.

JNLNY SEPARATE ACCOUNT I
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2003


                                                                                                 JNL/
                                                    JNL/S&P                                    Brothers
                                                Very Aggressive         JNL/Salomon         U.S. Government        JNL/T. Rowe
                                                     Growth           Brothers Global          & Quality        Price Established
                                                  Portfolio I          Bond Portfolio       Bond Portfolio       Growth Portfolio
                                              --------------------- --------------------- --------------------  -------------------
OPERATIONS
   Net investment loss                                   $ (20,409)            $ 136,644            $ 128,455            $ (65,940)
   Net realized gain (loss) on investments                (122,403)              120,768              225,428             (136,752)
   Net change in unrealized appreciation
      on investments                                       463,970                75,946             (396,738)           1,360,745
                                              --------------------- --------------------- --------------------  -------------------
NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                         321,158               333,358              (42,855)           1,158,053
                                              --------------------- --------------------- --------------------  -------------------

CONTRACT TRANSACTIONS (1)
   Proceeds from the sale of units                         401,128               963,269            1,868,601              767,250
   Value of units redeemed                                 (49,030)             (281,271)            (726,466)            (258,787)
   Transfers between portfolios                             70,445             1,005,280           (2,990,772)             526,512
   Policyholder charges                                     (1,436)               (6,708)             (20,052)              (7,333)
                                              --------------------- --------------------- --------------------  -------------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                   421,107             1,680,570           (1,868,689)           1,027,642
                                              --------------------- --------------------- --------------------  -------------------

NET INCREASE IN NET ASSETS                                 742,265             2,013,928           (1,911,544)           2,185,695

NET ASSETS BEGINNING OF PERIOD                           1,102,118             2,484,196            9,857,127            3,752,999
                                              --------------------- --------------------- --------------------  -------------------

NET ASSETS END OF PERIOD                               $ 1,844,383           $ 4,498,124          $ 7,945,583          $ 5,938,694
--------------------------------------------- ===================== ===================== ====================  ===================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2002                     160,429               209,812              804,141              467,506

      Units Issued                                          88,442               193,721              311,379              151,987
      Units Redeemed                                       (48,685)              (78,945)            (476,999)            (103,031)
                                              --------------------- --------------------- --------------------  -------------------

Units Outstanding at December 31, 2003                     200,186               324,588              638,521              516,462
                                              ===================== ===================== ====================  ===================


                                                 JNL/T. Rowe        JNL/T. Rowe
                                                Price Mid-Cap       Price Value
                                               Growth Portfolio      Portfolio
                                              -------------------  ---------------
OPERATIONS
   Net investment loss                                 $ (88,321)       $ (31,469)
   Net realized gain (loss) on investments               (16,381)        (124,642)
   Net change in unrealized appreciation
      on investments                                   1,912,020        1,145,889
                                              -------------------  ---------------
NET INCREASE IN NET ASSETS
   FROM OPERATIONS                                     1,807,318          989,778
                                              -------------------  ---------------

CONTRACT TRANSACTIONS (1)
   Proceeds from the sale of units                     1,170,918        1,274,027
   Value of units redeemed                              (374,742)        (215,004)
   Transfers between portfolios                        2,472,989          638,410
   Policyholder charges                                   (8,437)          (5,254)
                                              -------------------  ---------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                               3,260,728        1,692,179
                                              -------------------  ---------------

NET INCREASE IN NET ASSETS                             5,068,046        2,681,957

NET ASSETS BEGINNING OF PERIOD                         4,314,576        2,998,971
                                              -------------------  ---------------

NET ASSETS END OF PERIOD                             $ 9,382,622      $ 5,680,928
--------------------------------------------- ===================  ===============


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2002                   446,705          352,888

      Units Issued                                       290,779          285,507
      Units Redeemed                                    (101,054)        (119,021)
                                              -------------------  ---------------

Units Outstanding at December 31, 2003                   636,430          519,374
                                              ===================  ===============


                     See notes to the financial statements.

JNLNY SEPARATE ACCOUNT I
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2002


                                                     JNL/AIM           JNL/AIM             JNL/AIM            JNL/Alger
                                                    Large Cap      Premier Equity II      Small Cap             Growth
                                                Growth Portfolio      Portfolio       Growth Portfolio        Portfolio
                                                ------------------ -----------------  ------------------  -------------------
OPERATIONS
   Net investment income (loss)                          $ (1,585)         $ (3,295)           $ (6,649)           $ (95,346)
   Net realized gain (loss) on investments                (12,029)          (15,193)            (43,608)            (975,881)
   Net change in unrealized
      depreciation on investments                         (20,318)          (56,726)           (122,126)          (1,839,338)
                                                ------------------ -----------------  ------------------  -------------------
NET INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                                        (33,932)          (75,214)           (172,383)          (2,910,565)
                                                ------------------ -----------------  ------------------  -------------------

CONTRACT TRANSACTIONS (1)
   Proceeds from the sale of units                        116,937           163,947             479,098              307,457
   Value of units redeemed                                 (1,136)           (1,922)             (2,765)            (304,148)
   Transfers between portfolios                            52,894            77,614             262,658             (940,157)
   Policyholder charges                                        (6)              (30)                (40)             (15,724)
                                                ------------------ -----------------  ------------------  -------------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                  168,689           239,609             738,951             (952,572)
                                                ------------------ -----------------  ------------------  -------------------

NET INCREASE (DECREASE) IN NET ASSETS                     134,757           164,395             566,568           (3,863,137)

NET ASSETS BEGINNING OF PERIOD                             35,901            71,649              39,024            8,799,285
                                                ------------------ -----------------  ------------------  -------------------

NET ASSETS END OF PERIOD                                $ 170,658         $ 236,044           $ 605,592          $ 4,936,148
----------------------------------------------  ================== =================  ==================  ===================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2001                      3,496             6,579               3,530              843,056

      Units Issued                                         27,592            51,717             129,376              138,655
      Units Redeemed                                       (8,429)          (26,441)            (53,506)            (262,554)
                                                ------------------ -----------------  ------------------  -------------------

Units Outstanding at December 31, 2002                     22,659            31,855              79,400              719,157
                                                ================== =================  ==================  ===================


                                                                                             JNL/Curian
                                                   JNL/Alliance          JNL/Curian           Enhanced           JNL/Curian
                                                      Capital                25             S&P 500 Stock          Global
                                                 Growth Portfolio      Portfolio (a)     Index Portfolio (a)  15 Portfolio (a)
                                                --------------------  -----------------  -------------------- ------------------
OPERATIONS
   Net investment income (loss)                           $ (24,897)          $ (3,885)                $ (56)          $ (3,588)
   Net realized gain (loss) on investments                 (506,217)            17,668                  (369)             1,491
   Net change in unrealized
      depreciation on investments                          (146,711)            (1,202)                 (113)            (3,146)
                                                --------------------  -----------------  -------------------- ------------------
NET INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                                         (677,825)            12,581                  (538)            (5,243)
                                                --------------------  -----------------  -------------------- ------------------

CONTRACT TRANSACTIONS (1)
   Proceeds from the sale of units                          159,223            678,705                22,149            586,488
   Value of units redeemed                                  (78,912)          (518,047)                  (63)          (500,638)
   Transfers between portfolios                             236,317             66,905                 5,347             12,856
   Policyholder charges                                      (1,851)                 -                     -                  -
                                                --------------------  -----------------  -------------------- ------------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                    314,777            227,563                27,433             98,706
                                                --------------------  -----------------  -------------------- ------------------

NET INCREASE (DECREASE) IN NET ASSETS                      (363,048)           240,144                26,895             93,463

NET ASSETS BEGINNING OF PERIOD                            1,656,857                  -                     -                  -
                                                --------------------  -----------------  -------------------- ------------------

NET ASSETS END OF PERIOD                                $ 1,293,809          $ 240,144              $ 26,895           $ 93,463
----------------------------------------------  ====================  =================  ==================== ==================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2001                      235,500                  -                     -                  -

      Units Issued                                          346,595             73,499                 5,185             59,657
      Units Redeemed                                       (316,731)           (50,038)                 (950)           (50,038)
                                                --------------------  -----------------  -------------------- ------------------

Units Outstanding at December 31, 2002                      265,364             23,461                 4,235              9,619
                                                ====================  =================  ==================== ==================

                                                     JNL/Curian            JNL/Curian
                                                   S&P 400 MidCap            S&P 500
                                                Index Portfolio (a)    Index Portfolio (a)
                                                ---------------------  --------------------
OPERATIONS
   Net investment income (loss)                                $ 825                $ (601)
   Net realized gain (loss) on investments                      (323)                 (491)
   Net change in unrealized
      depreciation on investments                                (12)               (1,571)
                                                ---------------------  --------------------
NET INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                                               490                (2,663)
                                                ---------------------  --------------------

CONTRACT TRANSACTIONS (1)
   Proceeds from the sale of units                           182,238               235,730
   Value of units redeemed                                        (3)                   (3)
   Transfers between portfolios                                3,584                24,447
   Policyholder charges                                            -                     -
                                                ---------------------  --------------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                     185,819               260,174
                                                ---------------------  --------------------

NET INCREASE (DECREASE) IN NET ASSETS                        186,309               257,511

NET ASSETS BEGINNING OF PERIOD                                     -                     -
                                                ---------------------  --------------------

NET ASSETS END OF PERIOD                                   $ 186,309             $ 257,511
----------------------------------------------  =====================  ====================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2001                             -                     -

      Units Issued                                            22,667                36,733
      Units Redeemed                                            (643)               (3,348)
                                                ---------------------  --------------------

Units Outstanding at December 31, 2002                        22,024                33,385
                                                =====================  ====================

(a) Inception date July 22, 2002.

                     See notes to the financial statements.

JNLNY SEPARATE ACCOUNT I
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2002


                                                    JNL/Curian           JNL/Curian           JNL/Curian         JNL/Curian
                                                     Small-Cap            Small Cap           The Dow SM          The S&P(R)
                                                   Portfolio (a)     Index Portfolio (a)   10 Portfolio (a)   10 Portfolio (a)
                                                -------------------- --------------------  ------------------ ------------------
OPERATIONS
   Net investment income (loss)                            $ (3,969)             $ 1,723            $ (4,094)          $ (3,897)
   Net realized gain (loss) on investments                   49,903                 (429)             61,211             (5,645)
   Net change in unrealized
      depreciation on investments                              (798)              (3,051)              2,557             (8,432)
                                                -------------------- --------------------  ------------------ ------------------
NET INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                                           45,136               (1,757)             59,674            (17,974)
                                                -------------------- --------------------  ------------------ ------------------

CONTRACT TRANSACTIONS (1)
   Proceeds from the sale of units                          711,815              203,443             734,327            683,675
   Value of units redeemed                                 (551,344)                  (3)           (563,334)          (496,150)
   Transfers between portfolios                              64,309                4,348              70,758             65,227
   Policyholder charges                                           -                    -                   -                  -
                                                -------------------- --------------------  ------------------ ------------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                    224,780              207,788             241,751            252,752
                                                -------------------- --------------------  ------------------ ------------------

NET INCREASE (DECREASE) IN NET ASSETS                       269,916              206,031             301,425            234,778

NET ASSETS BEGINNING OF PERIOD                                    -                    -                   -                  -
                                                -------------------- --------------------  ------------------ ------------------

NET ASSETS END OF PERIOD                                  $ 269,916            $ 206,031           $ 301,425          $ 234,778
----------------------------------------------  ==================== ====================  ================== ==================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2001                            -                    -                   -                  -

      Units Issued                                           75,068               26,734              77,080             75,532
      Units Redeemed                                        (50,037)                (627)            (50,042)           (51,019)
                                                -------------------- --------------------  ------------------ ------------------

Units Outstanding at December 31, 2002                       25,031               26,107              27,038             24,513
                                                ==================== ====================  ================== ==================


                                                    JNL/Eagle            JNL/Eagle           JNL/Janus           JNL/Janus
                                                    Core Equity          SmallCap           Aggressive           Balanced
                                                    Portfolio        Equity Portfolio    Growth Portfolio        Portfolio
                                                --------------------------------------- -------------------- ------------------
OPERATIONS
   Net investment income (loss)                          $ (14,929)          $ (32,760)          $ (147,900)          $ 28,777
   Net realized gain (loss) on investments                (122,052)            (51,442)          (3,523,317)          (117,091)
   Net change in unrealized
      depreciation on investments                         (390,496)           (577,096)            (594,396)          (299,005)
                                                -------------------  ------------------ -------------------- ------------------
NET INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                                        (527,477)           (661,298)          (4,265,613)          (387,319)
                                                -------------------  ------------------ -------------------- ------------------

CONTRACT TRANSACTIONS (1)
   Proceeds from the sale of units                         371,701             139,721              197,451            728,166
   Value of units redeemed                                (125,543)            (87,969)            (482,736)          (309,199)
   Transfers between portfolios                            255,169            (270,138)          (1,885,727)           277,492
   Policyholder charges                                     (3,567)             (3,282)             (27,477)            (3,977)
                                                -------------------  ------------------ -------------------- ------------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                   497,760            (221,668)          (2,198,489)           692,482
                                                -------------------  ------------------ -------------------- ------------------

NET INCREASE (DECREASE) IN NET ASSETS                      (29,717)           (882,966)          (6,464,102)           305,163

NET ASSETS BEGINNING OF PERIOD                           1,891,243           2,760,381           14,053,632          3,737,718
                                                -------------------  ------------------ -------------------- ------------------

NET ASSETS END OF PERIOD                               $ 1,861,526         $ 1,877,415          $ 7,589,530        $ 4,042,881
----------------------------------------------  ===================  ================== ==================== ==================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2001                     187,720             244,620            1,555,292            391,638

      Units Issued                                         182,060             113,705              243,062            357,883
      Units Redeemed                                      (134,044)           (138,343)            (582,746)          (288,865)
                                                -------------------  ------------------ -------------------- ------------------

Units Outstanding at December 31, 2002                     235,736             219,982            1,215,608            460,656
                                                ===================  ================== ==================== ==================


                                                    JNL/Janus            JNL/Janus
                                                  Capital Growth      Global Equities
                                                    Portfolio            Portfolio
                                                -------------------  ------------------
OPERATIONS
   Net investment income (loss)                         $ (116,521)          $ (47,268)
   Net realized gain (loss) on investments              (5,051,752)         (2,222,448)
   Net change in unrealized
      depreciation on investments                        1,844,952              20,902
                                                -------------------  ------------------
NET INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                                      (3,323,321)         (2,248,814)
                                                -------------------  ------------------

CONTRACT TRANSACTIONS (1)
   Proceeds from the sale of units                         262,772              38,284
   Value of units redeemed                                (378,215)           (289,186)
   Transfers between portfolios                         (2,222,051)         (1,551,451)
   Policyholder charges                                    (22,937)            (16,846)
                                                -------------------  ------------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                (2,360,431)         (1,819,199)
                                                -------------------  ------------------

NET INCREASE (DECREASE) IN NET ASSETS                   (5,683,752)         (4,068,013)

NET ASSETS BEGINNING OF PERIOD                          11,887,535           8,504,970
                                                -------------------  ------------------

NET ASSETS END OF PERIOD                               $ 6,203,783         $ 4,436,957
----------------------------------------------  ===================  ==================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2001                   1,262,399             812,892

      Units Issued                                         225,523              68,359
      Units Redeemed                                      (536,838)           (291,203)
                                                -------------------  ------------------

Units Outstanding at December 31, 2002                     951,084             590,048
                                                ===================  ==================

(a)  Inception date July 22, 2002.


                     See notes to the financial statements.

JNLNY SEPARATE ACCOUNT I
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2002


                                                                                                            JNL/Mellon Capital
                                                   JNL/JPMorgan          JNL/Lazard         JNL/Lazard          Management
                                                   International          Mid Cap           Small Cap           Bond Index
                                                Value Portfolio (b)   Value Portfolio    Value Portfolio       Portfolio (a)
                                                --------------------  -----------------  -----------------  --------------------
OPERATIONS
   Net investment income (loss)                             $ 1,233           $ (6,639)         $ (11,997)                $ 605
   Net realized gain (loss) on investments                    2,629            (44,786)           (51,497)                   38
   Net change in unrealized
      depreciation on investments                            (1,683)           (80,417)          (190,428)                 (380)
                                                --------------------  -----------------  -----------------  --------------------
NET INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                                            2,179           (131,842)          (253,922)                  263
                                                --------------------  -----------------  -----------------  --------------------

CONTRACT TRANSACTIONS (1)
   Proceeds from the sale of units                            4,921            460,398            481,187                 8,849
   Value of units redeemed                                   (1,207)           (18,133)           (13,330)                    -
   Transfers between portfolios                              53,778            112,832            681,877                10,715
   Policyholder charges                                         (15)              (961)              (185)                    -
                                                --------------------  -----------------  -----------------  --------------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                     57,477            554,136          1,149,549                19,564
                                                --------------------  -----------------  -----------------  --------------------

NET INCREASE (DECREASE) IN NET ASSETS                        59,656            422,294            895,627                19,827

NET ASSETS BEGINNING OF PERIOD                                    -            151,515            128,000                     -
                                                --------------------  -----------------  -----------------  --------------------

NET ASSETS END OF PERIOD                                   $ 59,656          $ 573,809        $ 1,023,627              $ 19,827
----------------------------------------------  ====================  =================  =================  ====================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2001                            -             14,023             11,708                     -

      Units Issued                                           14,331            112,259            191,956                 1,879
      Units Redeemed                                         (8,125)           (63,191)           (89,123)                    -
                                                --------------------  -----------------  -----------------  --------------------

Units Outstanding at December 31, 2002                        6,206             63,091            114,541                 1,879
                                                ====================  =================  =================  ====================


                                                JNL/Mellon Capital
                                                    Management         JNL/Oppenheimer       JNL/Oppenheimer        JNL/PIMCO
                                                  International         Global Growth             Growth           Total Return
                                               Index Portfolio (a)        Portfolio             Portfolio         Bond Portfolio
                                              --------------------- ---------------------  -------------------- -------------------
OPERATIONS
   Net investment income (loss)                               $ (1)            $ (15,825)             $ (8,768)          $ (38,754)
   Net realized gain (loss) on investments                    (104)              (36,991)              (36,843)             10,170
   Net change in unrealized
      depreciation on investments                                -              (225,382)             (120,022)            244,864
                                              --------------------- ---------------------  -------------------- -------------------
NET INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                                            (105)             (278,198)             (165,633)            216,280
                                              --------------------- ---------------------  -------------------- -------------------

CONTRACT TRANSACTIONS (1)
   Proceeds from the sale of units                               -               260,436               174,480           1,514,179
   Value of units redeemed                                       -               (20,491)              (39,056)           (141,007)
   Transfers between portfolios                                105               156,345                34,719           3,778,632
   Policyholder charges                                          -                  (202)                 (159)               (431)
                                              --------------------- ---------------------  -------------------- -------------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                       105               396,088               169,984           5,151,373
                                              --------------------- ---------------------  -------------------- -------------------

NET INCREASE (DECREASE) IN NET ASSETS                            -               117,890                 4,351           5,367,653

NET ASSETS BEGINNING OF PERIOD                                   -               806,988               441,046             400,167
                                              --------------------- ---------------------  -------------------- -------------------

NET ASSETS END OF PERIOD                                       $ -             $ 924,878             $ 445,397         $ 5,767,820
--------------------------------------------  ===================== =====================  ==================== ===================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2001                           -                88,751                46,925              40,952

      Units Issued                                             300               166,930                78,694             726,466
      Units Redeemed                                          (300)             (122,634)              (61,163)           (227,775)
                                              --------------------- ---------------------  -------------------- -------------------

Units Outstanding at December 31, 2002                           -               133,047                64,456             539,643
                                              ===================== =====================  ==================== ===================



                                                                          JNL/PPM
                                                JNL/PPM America           America
                                                    Balanced             High Yield
                                                   Portfolio           Bond Portfolio
                                              ---------------------  -------------------
OPERATIONS
   Net investment income (loss)                           $ 75,756            $ 315,080
   Net realized gain (loss) on investments                 145,736             (230,208)
   Net change in unrealized
      depreciation on investments                         (429,977)             (51,159)
                                              ---------------------  -------------------
NET INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                                        (208,485)              33,713
                                              ---------------------  -------------------

CONTRACT TRANSACTIONS (1)
   Proceeds from the sale of units                         497,165              651,347
   Value of units redeemed                                (469,360)            (215,458)
   Transfers between portfolios                            158,734              (58,220)
   Policyholder charges                                    (16,338)              (4,588)
                                              ---------------------  -------------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                   170,201              373,081
                                              ---------------------  -------------------

NET INCREASE (DECREASE) IN NET ASSETS                      (38,284)             406,794

NET ASSETS BEGINNING OF PERIOD                           5,081,560            4,339,474
                                              ---------------------  -------------------

NET ASSETS END OF PERIOD                               $ 5,043,276          $ 4,746,268
--------------------------------------------  =====================  ===================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2001                     450,600              446,538

      Units Issued                                         273,681              426,552
      Units Redeemed                                      (258,760)            (391,997)
                                              ---------------------  -------------------

Units Outstanding at December 31, 2002                     465,521              481,093
                                              =====================  ===================

(a) Inception date July 22, 2002.
(b) Inception date September 30, 2002.

                     See notes to the financial statements.

JNLNY SEPARATE ACCOUNT I
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2002


                                                 JNL/PPM America           JNL/PPM            JNL/Putnam          JNL/Putnam
                                                      Money             America Value           Equity          International
                                                Market Portfolio        Portfolio (b)         Portfolio        Equity Portfolio
                                              ----------------------  -------------------  -----------------  -------------------
OPERATIONS
   Net investment income (loss)                           $ (24,361)                $ (7)         $ (53,064)           $ (13,697)
   Net realized gain (loss) on investments                   21,366                    -           (785,326)            (779,198)
   Net change in unrealized
      depreciation on investments                           (21,366)                 (19)          (324,611)             227,404
                                              ----------------------  -------------------  -----------------  -------------------
NET INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                                          (24,361)                 (26)        (1,163,001)            (565,491)
                                              ----------------------  -------------------  -----------------  -------------------

CONTRACT TRANSACTIONS (1)
   Proceeds from the sale of units                          460,976                5,352            188,923              190,253
   Value of units redeemed                                 (347,703)                  (3)          (302,228)            (157,835)
   Transfers between portfolios                          (1,450,805)               2,218           (547,403)            (242,443)
   Policyholder charges                                      (9,943)                   -            (13,528)              (6,222)
                                              ----------------------  -------------------  -----------------  -------------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                 (1,347,475)               7,567           (674,236)            (216,247)
                                              ----------------------  -------------------  -----------------  -------------------

NET INCREASE (DECREASE) IN NET ASSETS                    (1,371,836)               7,541         (1,837,237)            (781,738)

NET ASSETS BEGINNING OF PERIOD                            6,939,258                    -          4,856,100            2,724,000
                                              ----------------------  -------------------  -----------------  -------------------

NET ASSETS END OF PERIOD                                $ 5,567,422              $ 7,541        $ 3,018,863          $ 1,942,262
--------------------------------------------  ======================  ===================  =================  ===================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2001                      641,923                    -            585,748              308,863

      Units Issued                                          802,324                  691             90,566              408,193
      Units Redeemed                                       (928,831)                   -           (190,446)            (436,353)
                                              ----------------------  -------------------  -----------------  -------------------

Units Outstanding at December 31, 2002                      515,416                  691            485,868              280,703
                                              ======================  ===================  =================  ===================


                                                                                           JNL/S&P            JNL/S&P
                                                   JNL/Putnam          JNL/Putnam         Aggressive        Conservative
                                                 Midcap Growth        Value Equity          Growth             Growth
                                                   Portfolio            Portfolio        Portfolio I        Portfolio I
                                              --------------------- ------------------ -----------------  -----------------
OPERATIONS
   Net investment income (loss)                          $ (16,708)         $ (35,927)        $ (11,961)          $ 52,096
   Net realized gain (loss) on investments                (143,910)          (519,250)         (306,975)          (281,157)
   Net change in unrealized
      depreciation on investments                         (253,779)        (1,302,544)         (639,951)          (498,289)
                                              --------------------- ------------------ -----------------  -----------------
NET INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                                        (414,397)        (1,857,721)         (958,887)          (727,350)
                                              --------------------- ------------------ -----------------  -----------------

CONTRACT TRANSACTIONS (1)
   Proceeds from the sale of units                         200,841            541,213         1,238,879          2,926,776
   Value of units redeemed                                 (52,688)          (449,172)          (92,360)          (332,536)
   Transfers between portfolios                            (29,866)        (1,526,159)          (30,404)         1,791,663
   Policyholder charges                                     (2,103)           (17,576)           (5,629)            (1,256)
                                              --------------------- ------------------ -----------------  -----------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                   116,184         (1,451,694)        1,110,486          4,384,647
                                              --------------------- ------------------ -----------------  -----------------

NET INCREASE (DECREASE) IN NET ASSETS                     (298,213)        (3,309,415)          151,599          3,657,297

NET ASSETS BEGINNING OF PERIOD                           1,200,665          9,184,787         4,263,210          6,405,047
                                              --------------------- ------------------ -----------------  -----------------

NET ASSETS END OF PERIOD                                 $ 902,452        $ 5,875,372       $ 4,414,809       $ 10,062,344
--------------------------------------------  ===================== ================== =================  =================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2001                     159,264            972,111           450,377            646,383

      Units Issued                                         127,765            321,699           284,063            879,368
      Units Redeemed                                      (116,120)          (506,691)         (163,172)          (405,902)
                                              --------------------- ------------------ -----------------  -----------------

Units Outstanding at December 31, 2002                     170,909            787,119           571,268          1,119,849
                                              ===================== ================== =================  =================


                                                                    JNL/S&P Equity
                                                 JNL/S&P Core         Aggressive
                                                   Index 100            Growth
                                                 Portfolio (a)        Portfolio I
                                              -------------------- ------------------
OPERATIONS
   Net investment income (loss)                            $ (148)         $ (15,866)
   Net realized gain (loss) on investments                      4            (90,190)
   Net change in unrealized
      depreciation on investments                             320           (230,593)
                                              -------------------- ------------------
NET INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                                            176           (336,649)
                                              -------------------- ------------------

CONTRACT TRANSACTIONS (1)
   Proceeds from the sale of units                         41,145            309,922
   Value of units redeemed                                      -            (28,168)
   Transfers between portfolios                             6,717            102,385
   Policyholder charges                                         -             (3,009)
                                              -------------------- ------------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                   47,862            381,130
                                              -------------------- ------------------

NET INCREASE (DECREASE) IN NET ASSETS                      48,038             44,481

NET ASSETS BEGINNING OF PERIOD                                  -          1,235,047
                                              -------------------- ------------------

NET ASSETS END OF PERIOD                                 $ 48,038        $ 1,279,528
--------------------------------------------  ==================== ==================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2001                          -            129,844

      Units Issued                                          5,516             82,533
      Units Redeemed                                            -            (38,051)
                                              -------------------- ------------------

Units Outstanding at December 31, 2002                      5,516            174,326
                                              ==================== ==================

(a) Inception date July 22, 2002.
(b) Inception date September 30, 2002.

                     See notes to the financial statements.

JNLNY SEPARATE ACCOUNT I
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2002



                                                                         JNL/S&P             JNL/S&P
                                                 JNL/S&P Equity          Moderate        Very Aggressive       JNL/Salomon
                                                     Growth               Growth              Growth         Brothers Global
                                                  Portfolio I          Portfolio I         Portfolio I        Bond Portfolio
                                              ---------------------  -----------------  ------------------- -------------------
OPERATIONS
   Net investment income (loss)                          $ (86,553)         $ (14,151)           $ (19,874)          $ 111,242
   Net realized gain (loss) on investments              (1,076,582)          (775,107)            (276,853)             13,599
   Net change in unrealized
      depreciation on investments                         (658,813)        (1,166,637)            (121,377)             19,904
                                              ---------------------  -----------------  ------------------- -------------------
NET INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                                      (1,821,948)        (1,955,895)            (418,104)            144,745
                                              ---------------------  -----------------  ------------------- -------------------

CONTRACT TRANSACTIONS (1)
   Proceeds from the sale of units                       2,234,727          4,886,612              202,971             217,811
   Value of units redeemed                                (278,335)          (561,126)             (51,566)           (121,078)
   Transfers between portfolios                           (213,388)         1,096,517             (184,868)            354,085
   Policyholder charges                                    (12,968)            (5,399)              (3,274)             (1,311)
                                              ---------------------  -----------------  ------------------- -------------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                 1,730,036          5,416,604              (36,737)            449,507
                                              ---------------------  -----------------  ------------------- -------------------

NET INCREASE (DECREASE) IN NET ASSETS                      (91,912)         3,460,709             (454,841)            594,252

NET ASSETS BEGINNING OF PERIOD                           5,793,175         11,001,026            1,556,959           1,889,944
                                              ---------------------  -----------------  ------------------- -------------------

NET ASSETS END OF PERIOD                               $ 5,701,263       $ 14,461,735          $ 1,102,118         $ 2,484,196
--------------------------------------------  =====================  =================  =================== ===================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2001                     629,958          1,128,991              174,264             170,660

      Units Issued                                         808,669          1,651,507               97,752             135,549
      Units Redeemed                                      (611,234)        (1,055,910)            (111,587)            (96,397)
                                              ---------------------  -----------------  ------------------- -------------------

Units Outstanding at December 31, 2002                     827,393          1,724,588              160,429             209,812
                                              =====================  =================  =================== ===================


                                                       JNL/
                                                     Brothers
                                                 U.S. Government          JNL/T. Rowe          JNL/T. Rowe          JNL/T. Rowe
                                                     & Quality         Price Established      Price Mid-Cap         Price Value
                                                  Bond Portfolio        Growth Portfolio     Growth Portfolio        Portfolio
                                              -----------------------  -------------------  -------------------  ------------------
OPERATIONS
   Net investment income (loss)                            $ 229,642            $ (68,621)           $ (78,331)          $ (51,830)
   Net realized gain (loss) on investments                   279,781             (579,890)            (247,463)           (174,779)
   Net change in unrealized
      depreciation on investments                            149,809             (891,506)          (1,239,548)           (518,886)
                                              -----------------------  -------------------  -------------------  ------------------
NET INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                                           659,232           (1,540,017)          (1,565,342)           (745,495)
                                              -----------------------  -------------------  -------------------  ------------------

CONTRACT TRANSACTIONS (1)
   Proceeds from the sale of units                         1,403,538              483,872              580,173             533,863
   Value of units redeemed                                  (486,948)            (271,575)            (236,230)           (189,302)
   Transfers between portfolios                            2,893,242           (1,204,848)            (867,190)            262,737
   Policyholder charges                                      (13,358)             (11,479)             (14,310)             (4,361)
                                              -----------------------  -------------------  -------------------  ------------------
NET INCREASE (DECREASE) IN NET ASSETS FROM
   CONTRACT TRANSACTIONS                                   3,796,474           (1,004,030)            (537,557)            602,937
                                              -----------------------  -------------------  -------------------  ------------------

NET INCREASE (DECREASE) IN NET ASSETS                      4,455,706           (2,544,047)          (2,102,899)           (142,558)

NET ASSETS BEGINNING OF PERIOD                             5,401,421            6,297,046            6,417,475           3,141,529
                                              -----------------------  -------------------  -------------------  ------------------

NET ASSETS END OF PERIOD                                 $ 9,857,127          $ 3,752,999          $ 4,314,576         $ 2,998,971
--------------------------------------------  =======================  ===================  ===================  ==================


(1) CONTRACT UNIT TRANSACTIONS
Units Outstanding at December 31, 2001                       488,773              589,978              495,035             300,675

      Units Issued                                           782,722              251,046              196,672             320,853
      Units Redeemed                                        (467,354)            (373,518)            (245,002)           (268,640)
                                              -----------------------  -------------------  -------------------  ------------------

Units Outstanding at December 31, 2002                       804,141              467,506              446,705             352,888
                                              =======================  ===================  ===================  ==================

                     See notes to the financial statements.

JNLNY SEPARATE ACCOUNT I
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION

Jackson National Life Insurance Company of New York ("Jackson National") established JNLNY Separate Account I (the "Separate Account") on September 12,
1997. The Separate Account commenced operations on November 27, 1998, and is registered under the Investment Company Act of 1940 as a unit investment trust.

The Separate Account assets legally belong to Jackson National and the obligations under the contracts are the obligation of Jackson National. However, the contract assets in the Separate Account are not chargeable with liabilities arising out of any other business Jackson National may conduct.

The Separate Account receives and invests net premiums for individual flexible premium variable annuity contracts issued by Jackson National. The contracts can be purchased on a non-tax qualified basis or in connection with certain plans qualifying for favorable federal income tax treatment. The Separate Account currently contains fifty-six (56) Portfolios, each of which invests in the following series of mutual funds:

---------------------------------------------------------------------------------------------------------------------------
                                JNL SERIES TRUST
JNL/AIM Large Cap Growth Fund                                 JNL/PPM America Balanced Fund
JNL/AIM Premier Equity II Fund                                JNL/PPM America High Yield Bond Fund
JNL/AIM Small Cap Growth Fund                                 JNL/PPM America Money Market Fund
JNL/Alger Growth Fund                                         JNL/PPM America Value Fund
JNL/Alliance Capital Growth Fund                              JNL/Putnam Equity Fund
JNL/Curian Enhanced S&P 500 Stock Index Fund                  JNL/Putnam International Equity Fund
JNL/Curian S&P 400 Mid Cap Index Fund                         JNL/Putnam Midcap Growth Fund
JNL/Curian S&P 500 Index Fund                                 JNL/Putnam Value Equity Fund
JNL/Curian Small Cap Index Fund                               JNL/S&P Aggressive Growth Fund I
JNL/Eagle Core Equity Fund                                    JNL/S&P Conservative Growth Fund I
JNL/Eagle SmallCap Equity Fund                                JNL/S&P Core Index 50 Fund
JNL/Janus Aggressive Growth Fund                              JNL/S&P Core Index 75 Fund
JNL/Janus Balanced Fund                                       JNL/S&P Core Index 100 Fund
JNL/Janus Capital Growth Fund                                 JNL/S&P Equity Aggressive Growth Fund I
JNL/Janus Global Equities Fund                                JNL/S&P Equity Growth Fund I
JNL/JPMorgan International Value Fund                         JNL/S&P Moderate Growth Fund I
JNL/Lazard Mid Cap Value Fund                                 JNL/S&P Very Aggressive Growth Fund I
JNL/Lazard Small Cap Value Fund                               JNL/Salomon Brothers Global Bond Fund
JNL/Mellon Capital Management Bond Index Fund                 JNL/Salomon Brothers U.S. Government & Quality Bond Fund
JNL/Mellon Capital Management International Index Fund        JNL/T. Rowe Price Established Growth Fund
JNL/Oppenheimer Global Growth Fund                            JNL/T. Rowe Price Mid-Cap Growth Fund
JNL/Oppenheimer Growth Fund                                   JNL/T. Rowe Price Value Fund
JNL/PIMCO Total Return Bond Fund
---------------------------------------------------------------------------------------------------------------------------
    JNL VARIABLE FUND LLC                                       JNLNY VARIABLE FUND I LLC
JNL/Curian Communications Sector Fund                         JNL/Curian 25 Fund
JNL/Curian Consumer Brands Sector Fund                        JNL/Curian Global 15 Fund
JNL/Curian Energy Sector Fund                                 JNL/Curian Small-Cap Fund
JNL/Curian Financial Sector Fund                              JNL/Curian The Dow SM 10 Fund
JNL/Curian Pharmaceutical/Healthcare Sector Fund              JNL/Curian The S&P(R)10 Fund
JNL/Curian Technology Sector Fund
---------------------------------------------------------------------------------------------------------------------------

NOTE 1 - ORGANIZATION (CONTINUED)

Jackson National Asset Management, LLC, a wholly-owned subsidiary of Jackson
National Life Insurance Company, serves as investment adviser for all the Funds and receives a fee for its services from each of the Funds.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Separate Account in the preparation of its financial statements.

USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENTS

     The Separate Account's investments in the corresponding series of mutual funds ("Funds") are stated at the net asset values of the respective Funds.
     The average cost method is used in determining the cost of the shares sold on withdrawals by the Separate Account. Investments in the Funds are recorded on trade date. Realized gain distributions are reinvested in the respective Funds. Dividend distributions received from the Funds are reinvested in additional shares of the Funds and are recorded as income to the Separate Account on the ex-dividend date.

FEDERAL INCOME TAXES

     The operations of the Separate Account are included in the federal income tax return of Jackson National, which is taxed as a "life insurance company" under the provisions of the Internal Revenue Code. Under current law, no federal income taxes are payable with respect to the Separate
     Account. Therefore, no federal income tax has been provided.

NOTE 3 - POLICY CHARGES

Charges are deducted from the Separate Account to compensate Jackson National for providing the insurance benefits set forth in the contracts, administering the contracts, distributing the contracts, and assuming certain risks in connection with the contracts.

CONTRACT CHARGES

     CONTRACT MAINTENANCE CHARGE

     An annual contract maintenance charge of $30 is charged against each contract to reimburse Jackson National for expenses incurred in establishing and maintaining records relating to the contract. The contract maintenance charge is assessed on each anniversary of the contract date that occurs prior to the annuity date. The charge is deducted by redeeming units. For the years ended December 31, 2003 and 2002, contract maintenance charges were assessed in the amount of $60,151 and $49,945, respectively.

     TRANSFER FEE CHARGE

     A transfer fee of $25 will apply to transfers made by contract holders between the portfolios in excess of 15 transfers in a contract year.
     Jackson National may waive the transfer fee in connection with pre-authorized automatic transfer programs. This fee will be deducted from any contract values remaining in the portfolio(s) from which the transfers were made.

NOTE 3 - POLICY CHARGES (CONTINUED)

CONTRACT CHARGES (CONTINUED)

     TRANSFER FEE CHARGE (CONTINUED)

     If such remaining contract value is insufficient to pay the transfer fee, then the fee will be deducted from transferred contract values. For the years ended December 31, 2003 and 2002, transfer fee charges were assessed in the amount of $375 and $500, respectively.

     SURRENDER OR CONTINGENT DEFERRED SALES CHARGE

     During the first seven contract years, certain contracts include a provision for a charge upon the surrender or partial surrender of the contract. The amount assessed under the contract terms, if any, depends upon the cost associated with distributing the particular contracts. The amount, if any, is determined based on a number of factors, including the amount withdrawn, the contract year of surrender, or the number and amount of withdrawals in a calendar year. The surrender charges are assessed by Jackson National and withheld from the proceeds of the withdrawals. For the years ended December 31, 2003 and 2002, surrender charges were assessed in the amount of $275,542 and $193,897, respectively.

ASSET-BASED CHARGES

     INSURANCE CHARGES

     Jackson National deducts a daily charge for administrative expenses from the net assets of the Separate Account equivalent to an annual rate of 0.15%. The administration charge is designed to reimburse Jackson National for administrative expenses related to the Separate Account and the issuance and maintenance of contracts.

     Jackson National deducts a daily base contract charge from the net assets of the Separate Account equivalent to an annual rate of 1.10% to 1.50% for the assumption of mortality and expense risks. The mortality risk assumed by Jackson National is that the insured may receive benefits greater than those anticipated by Jackson National. The expense risk assumed by Jackson
     National is that the costs of administering the contracts of the Separate
     Account will exceed the amount received from the Administration Charge and the Contract Maintenance Charge.

     OPTIONAL BENEFIT CHARGES

     CONTRACT ENHANCEMENT CHARGE. If you select one of the contract enhancement benefits, then for a period of three to seven contract years, Jackson
     National will make an additional deduction based upon the average daily net asset value of your allocations to the portfolios. The amounts of these charges depend upon which of the contract enhancements you select and range from 0.395% to 0.65%.

     CONTRACT ENHANCEMENT RECAPTURE CHARGE. If you select a contract enhancement benefit and then make a partial or total withdrawal during the first three to seven contract years, Jackson National will assess a recapture charge that reimburses Jackson National for all or part of the contract enhancements that Jackson National credited to the account based on the first year payments.

     GUARANTEED MINIMUM INCOME BENEFIT CHARGE. If you select this benefit, on a calendar quarter basis, Jackson National will deduct 0.1125% of the Guaranteed Minimum Income Benefit (GMIB) Benefit Base.

     GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE. If you select this benefit,
     Jackson National will make an additional deduction of 0.35% on an annual basis of the average daily net asset value of your allocations to the portfolios. This charge will increase to 0.55% upon the first election of a "step-up". Jackson National reserves the right to prospectively increase the charge on new issues or upon any election of any "step-up" subject to a maximum charge of 0.70%.

NOTE 3 - POLICY CHARGES (CONTINUED)

     OPTIONAL BENEFIT CHARGES (CONTINUED)

     OPTIONAL DEATH BENEFIT CHARGES. If you select one of the two optional death benefits available under your Contract, Jackson National will deduct 0.15% or 0.25% on an annual basis of the average daily net asset value of your allocations to the portfolios.

     WITHDRAWAL CHARGE PERIOD. If you select the optional three or five-year withdrawal charge period feature (on the Perspective II base contract), Jackson National will deduct 0.45% or 0.30%, respectively, on an annual basis of the average daily net asset value of your allocations to the portfolios.

     20% ADDITIONAL FREE WITHDRAWAL CHARGE. If you select the optional feature that permits you to withdraw up to 20% of premiums that are still subject to a withdrawal charge minus earnings during a Contract year without withdrawal charge, Jackson National will deduct 0.30% on an annual basis of the average daily net assets value of your allocations to the portfolios.

PREMIUM TAXES

     Some states and other governmental entities charge premium taxes or other similar taxes. Jackson National is responsible for the payment of these taxes and may make a deduction from the value of the contract for them.
     Premium taxes generally range from 0% to 3.5% depending on the state.

NOTE 4 - PURCHASES AND SALES OF INVESTMENTS

     For the year ended December 31, 2003, purchases and proceeds from sales of investments are as follows:

-----------------------------------------------------------------------------------------
                                JNL SERIES TRUST
                                                                            PROCEEDS
                                                              PURCHASES    FROM SALES
JNL/AIM Large Cap Growth Fund                                 $ 1,428,056    $ 388,629
JNL/AIM Premier Equity II Fund                                    133,496       25,904
JNL/AIM Small Cap Growth Fund                                   1,954,551      319,547
JNL/Alger Growth Fund                                           1,471,081    1,093,717
JNL/Alliance Capital Growth Fund                                1,738,178      999,990
JNL/Curian Enhanced S&P 500 Index Fund                          1,150,643      143,096
JNL/Curian S&P 400 Mid Cap Index Fund                           1,765,553      108,577
JNL/Curian S&P 500 Index Fund                                   3,855,475      149,093
JNL/Curian Small Cap Index Fund                                 2,504,180      233,804
JNL/Eagle Core Equity Fund                                      1,131,327      556,445
JNL/Eagle SmallCap Equity Fund                                  1,132,611      648,232
JNL/Janus Aggressive Growth Fund                                  753,311    3,881,111
JNL/PPM America Balanced Fund                               $ 3,219,729    $ 1,119,517
JNL/PPM America High Yield Bond Fund                         10,207,305      4,042,674
JNL/PPM America Money Market Fund                             4,711,310      7,912,180
JNL/PPM America Value Fund                                    1,084,909         57,401
JNL/Putnam Equity Fund                                          514,582        904,434
JNL/Putnam International Equity Fund                            436,590        463,698
JNL/Putnam Midcap Growth Fund                                   442,428        292,955
JNL/Putnam Value Equity Fund                                  1,269,156      1,491,644
JNL/S&P Aggressive Growth Fund I                              3,813,832      1,842,373
JNL/S&P Conservative Growth Fund I                           11,298,732      4,235,252
JNL/S&P Core Index 50 Fund                                      356,977          4,289
JNL/S&P Core Index 75 Fund                                       60,421          4,385
JNL/Janus Balanced Fund                                     $ 1,730,367     $1,265,130
JNL/Janus Capital Growth Fund                                   858,911      2,989,558
JNL/Janus Global Equities Fund                                  106,756      1,469,579
JNL/JPMorgan International Value Fund                           698,060         73,401
JNL/Lazard Mid Cap Value Fund                                 1,332,993        195,951
JNL/Lazard Small Cap Value Fund                               2,355,975        975,529
JNL/Mellon Capital Management Bond Index Fund                   740,509        180,621
JNL/Mellon Capital Management International Index Fund          665,177         60,494
JNL/Oppenheimer Global Growth Fund                            1,224,396        263,589
JNL/Oppenheimer Growth Fund                                     299,742        151,018
JNL/PIMCO Total Return Bond Fund                              8,114,629      5,056,331
JNL/S&P Core Index 100 Fund                                  $  556,891     $  119,878
JNL/S&P Equity Aggressive Growth Fund I                         772,223        397,166
JNL/S&P Equity Growth Fund I                                 17,874,481      2,822,087
JNL/S&P Moderate Growth Fund I                               19,228,545      6,469,401
JNL/S&P Very Aggressive Growth Fund I                           811,348        410,650
JNL/Salomon Brothers Global Bond Fund                         2,933,746      1,061,094
JNL/Salomon Brothers US Government & Quality Bond Fund        4,461,565      6,107,897
JNL/T. Rowe Price Established Growth Fund                     1,980,168      1,018,466
JNL/T. Rowe Price Mid-Cap Growth Fund                         4,475,605      1,257,828
JNL/T. Rowe Price Value Fund                                  2,770,240      1,109,530

-----------------------------------------------------------------------------------------
                              JNL VARIABLE FUND LLC
                                                                             PROCEEDS
                                                              PURCHASES     FROM SALES
JNL/Curian Communications Sector Fund                         $   5,100      $   5,451
JNL/Curian Consumer Brands Sector Fund                            4,800          4,891
JNL/Curian Energy Sector Fund                                     5,100          5,378
JNL/Curian Financial Sector Fund                                 28,663          5,266
JNL/Curian Pharmaceutical/Healthcare Sector Fund                 39,089          5,271
JNL/Curian Technology Sector Fund                                 4,800          4,839

---------------------------------------------------------------------------------------
                           JNLNY VARIABLE FUND I LLC
                                                                           PROCEEDS
                                                           PURCHASES      FROM SALES
JNL/Curian 25 Fund                                          $ 5,863,453      $ 544,843
JNL/Curian Global 15 Fund                                     1,236,175        136,439
JNL/Curian Small-Cap Fund                                     5,384,859        707,034
JNL/Curian The Dow SM 10 Fund                                 7,358,959        500,623
JNL/Curian The S&P(R)10 Fund
                                                              7,607,311        570,083

JNLNY SEPARATE ACCOUNT - I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 5 - INSURANCE CHARGES
  The following is a summary of insurance charges for the period ended December 31, 2003:



                  JNL/AIM            JNL/AIM            JNL/AIM          JNL/Alger        JNL/Alliance        JNL/Curian
                  Large Cap      Premier Equity II      Small Cap          Growth           Capital               25
              Growth Portfolio      Portfolio       Growth Portfolio     Portfolio      Growth Portfolio      Portfolio
              -----------------  -----------------  ----------------- ----------------  -----------------  -----------------
 M&E CLASS

   1.250                  $ 13                $ -               $ 77             $ 17              $ 102               $ 32
   1.400                   750                368                784              306                136              3,508
   1.500                    21                  -                 54               11                  -                 66
   1.550                     -                  -                  -                -                  -                  -
   1.600                    60                  -                  -                -                  -                193
   1.645                     -                  -                  -                -                  -                 16
   1.650                    34                  -                190               10                  -              1,012
   1.670                    87                  -                485              162                 14                 36
   1.700                   130                  -                103               45                  -                130
   1.750                   849                  8                904               20                  5              1,464
   1.795                 1,017                  -                490              572                 21             13,214
   1.800                     -                 38                 49                -                 20                 19
   1.820                     -                  -                  1               76                 75                  -
   1.850                    37                 11                 37               34                 34                 40
   1.895                     -                  -                  -                -                  -                 11
   1.900                     -                  -                  -                -                  -                  -
   1.920                    76                  -                295              171                  -                977
   1.945                     -                  -                  -                -                  -                  -
   1.950                     3                  -                  -                3                  -                  -
   1.960                 1,260                109              1,267              937                430             38,946
   1.970                    24                  -                  3               29                  -                 45
   1.995                     -                  -                  -                -                  -                  -
   2.000                     -                 12                 49                -                  -                397
   2.020                     -                  -                  -               64                  -                 55
   2.050                     -                  -                 37               38                  -                822
   2.095                     -                  -                  -               51                 48                618
   2.100                     -                  -                  -                -                  -                  -
   2.145                     -                  -                 19                -                  -                 14
   2.150                     -                  -                200                -                235                456
   2.195                     -                  -                 33                -                  -                 57
   2.220                     -                  -                  -                -                  -                 13
   2.245                     -                  -                  -                -                  -                  -
   2.270                     2                  -                 45                -                164                 74
   2.295                     -                  -                  -                -                  -                  -
   2.300                     -                 10                100                7                479                128
   2.310                     -                  -                  -                -                  -                  -
   2.320                     -                  -                  -                -                  -                  -
   2.350                     -                  -                  -                -                  -                 73
   2.395                     -                 11                  6                -                  -                  -
   2.450                    75                265                 22               77              1,652                211
   2.470                     -                  -                  -                -                  -                  -



                                                                              JNL/Curian
                  JNL/Curian           JNL/Curian          JNL/Curian          Enhanced          JNL/Curian       JNL/Curian
                Communications      Consumer Brands          Energy          S&P 500 Stock       Financial          Global
               Sector Portfolio     Sector Portfolio    Sector Portfolio    Index Portfolio   Sector Portfolio   15 Portfolio
             --------------------- -------------------  -----------------  ------------------ ----------------- ----------------
 M&E CLASS

   1.250                      $ 1                 $ 1                $ 1                $ 68               $ 1             $ 40
   1.400                        -                   -                  -                 784                 -              718
   1.500                        -                   -                  -                   4                 -               48
   1.550                        -                   -                  -                   -                 -                -
   1.600                        -                   -                  -                 114                 -              128
   1.645                        -                   -                  -                   -                 -               15
   1.650                        1                   1                  1                  24                 1            1,001
   1.670                        -                   -                  -                 113                 -               88
   1.700                        -                   -                  -                 159                 -               92
   1.750                        -                   -                  -                 887                 -            1,337
   1.795                        -                   -                  -                  62                 6              275
   1.800                        -                   -                  -                  28                 -               24
   1.820                        -                   -                  -                   -                 -                -
   1.850                        -                   -                  -                   -                 -               48
   1.895                        -                   -                  -                   -                 -               11
   1.900                        -                   -                  -                   -                 -               15
   1.920                        -                   -                  -                   -                 -               55
   1.945                        -                   -                  -                   -                 -                -
   1.950                        -                   -                  -                   -                 -                -
   1.960                        -                   -                  -                 873                 -            1,598
   1.970                        -                   -                  -                   -                 -               59
   1.995                        -                   -                  -                   -                 -                8
   2.000                        -                   -                  -                   -                 -               40
   2.020                        -                   -                  -                  46                 -               35
   2.050                        -                   -                  -                  88                 -              805
   2.095                        -                   -                  -                  94                 -              635
   2.100                        -                   -                  -                   -                 -                -
   2.145                        -                   -                  -                   -                 -               14
   2.150                        -                   -                  -                   -                 -              360
   2.195                        -                   -                  -                  11                 -                -
   2.220                        -                   -                  -                   -                 -               13
   2.245                        -                   -                  -                   6                 -                -
   2.270                        -                   -                  -                   -                 -               59
   2.295                        -                   -                  -                   -                 -               22
   2.300                        -                   -                  -                 651                 -              141
   2.310                        -                   -                  -                   -                 -                -
   2.320                        -                   -                  -                   -                 -                -
   2.350                        -                   -                  -                   -                 -               69
   2.395                        -                   -                  -                   -                 -                -
   2.450                        -                   -                  -                 145                 -               58
   2.470                        -                   -                  -                   3                 -                -


JNLNY SEPARATE ACCOUNT - I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 5 - INSURANCE CHARGES (CONTINUED)
  The following is a summary of insurance charges for the period ended December 31, 2003 (continued):


                  JNL/AIM            JNL/AIM            JNL/AIM          JNL/Alger        JNL/Alliance        JNL/Curian
                  Large Cap      Premier Equity II      Small Cap          Growth           Capital               25
              Growth Portfolio      Portfolio       Growth Portfolio     Portfolio      Growth Portfolio      Portfolio
              -----------------  -----------------  ----------------- ----------------  -----------------  -----------------
 M&E CLASS

   2.570                     -                  -                 -               -                    -                  3
   2.595                     -                  -                 -               -                    -                  4
   2.650                    40                  -                 84               95                  -                  -
   2.800                     -                  -                127                -                  -                  -


PERSPECTIVE
  Standard Benefit       2,563              1,266              4,227           73,140             17,355                548
  Contract Enhancement
  Benefit                1,783              2,812              7,131            6,699              9,234                331
              -----------------  -----------------  ----------------- ----------------  -----------------  -----------------

    Total              $ 8,824            $ 4,910           $ 16,819         $ 82,564           $ 30,004           $ 63,513
              =================  =================  ================= ================  =================  =================



                                                                               JNL/Curian
                   JNL/Curian           JNL/Curian          JNL/Curian          Enhanced          JNL/Curian       JNL/Curian
                 Communications      Consumer Brands          Energy          S&P 500 Stock       Financial          Global
                Sector Portfolio     Sector Portfolio    Sector Portfolio    Index Portfolio   Sector Portfolio   15 Portfolio
              --------------------- -------------------  -----------------  ------------------ ----------------- ----------------
 M&E CLASS

   2.570                         -                     -                -                    -                -                1
   2.595                         -                     -                -                    -                -                2
   2.650                         -                   -                  -                   6                 -                -
   2.800                         -                   -                  -                   -                 -                -


PERSPECTIVE
  Standard Benefit               1                   1                  1                 668                 2              475
  Contract Enhancement
  Benefit                        -                   -                  -               2,096                 7              492
              --------------------- -------------------  -----------------  ------------------ ----------------- ----------------

    Total                      $ 3                 $ 3                $ 3             $ 6,930              $ 17          $ 8,781
              ===================== ===================  =================  ================== ================= ================

JNLNY SEPARATE ACCOUNT - I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 5 - INSURANCE CHARGES (CONTINUED)
  The following is a summary of insurance charges for the period ended December 31, 2003 (continued):


                      JNL/Curian
                   Pharmaceutical/      JNL/Curian         JNL/Curian          JNL/Curian         JNL/Curian         JNL/Curian
                      Healthcare      S&P 400 MidCap         S&P 500            Small-Cap         Small Cap          Technology
                   Sector Portfolio   Index Portfolio    Index Portfolio        Portfolio      Index Portfolio    Sector Portfolio
                   -----------------  ----------------  ------------------  ------------------ -----------------  -----------------
   M&E CLASS

     1.250                      $ 1             $ 138               $ 122                $ 35             $ 146                $ 1
     1.400                        -               592               1,970               3,012               502                  -
     1.500                        -                17                  17                  48                 -                  -
     1.550                        -                 -                  32                   -                 -                  -
     1.600                        -                77                 231                 122                60                  -
     1.645                        -               156                 208                  16               157                  -
     1.650                        1               105                 102               1,118               113                  1
     1.670                        -                56                   -                  85                 5                  -
     1.700                        -                67                  31                  36                10                  -
     1.750                        -             1,262               2,423               1,430             1,171                  -
     1.795                        8             1,065               3,447              10,682             1,472                  -
     1.800                        -                52                  35                  13                40                  -
     1.820                        -                 -                 453                   -                 -                  -
     1.850                        -                11                 116                  48                52                  -
     1.895                        -                 -                   -                  11                 -                  -
     1.900                        -                68                 169                   -                34                  -
     1.920                        -                82                  91                 814                81                  -
     1.945                        -                 4                   4                   -                 4                  -
     1.950                        -                 -                   -                   -                 -                  -
     1.960                        -             6,691               7,387              31,496             7,124                  -
     1.970                        -                 -                   -                  44                10                  -
     1.995                        -                 -                   -                   8                 -                  -
     2.000                        -                 -                  22                 117                21                  -
     2.020                        -                41                  77                  25                18                  -
     2.050                        -                 -                  62                 806                30                  -
     2.095                        -                 1                 191                 561                 1                  -
     2.100                        -                 -                   -                   -                 -                  -
     2.145                        -                82               1,135                 109                83                  -
     2.150                        -                 -                 114                 487                 -                  -
     2.195                        -                 -                  31                  34                 -                  -
     2.220                        -                 -                   -                  13                 -                  -
     2.245                        -                 1                   -                   2                 -                  -
     2.270                        -               177                 219                  40               172                  -
     2.295                        -                 -                   -                   -                 -                  -
     2.300                        -               416               2,122                 169               411                  -
     2.310                        -                 -                   -                   -                 -                  -
     2.320                        -                 -                   -                   -                 -                  -
     2.350                        -                 -                   -                  73                 -                  -
     2.395                        -                 -                  11                   -                 -                  -
     2.450                        -               114                 161                 405             1,065                  -
     2.470                        -                 -                   -                   -                 -                  -





                      JNL/Curian          JNL/Curian          JNL/Eagle         JNL/Eagle         JNL/Janus         JNL/Janus
                     The Dow SM           The S&P(R)           Core Equity       SmallCap          Aggressive          Balanced
                    10 Portfolio        10 Portfolio         Portfolio      Equity Portfolio  Growth Portfolio      Portfolio
                  ------------------  ------------------  ----------------- ----------------  -----------------  -----------------
   M&E CLASS

     1.250                     $ 11                $ 20               $ 66             $ 16                $ -               $ 21
     1.400                    4,998               4,030                593              236                103              1,131
     1.500                       66                  75                 42                1                  -                 19
     1.550                        -                   -                  -                -                  -                  -
     1.600                      210                 185                  -                -                  7                  7
     1.645                       16                  15                  -                -                  -                  -
     1.650                    1,040                 945                 19                -                  -                201
     1.670                       43                  23                 88                1                  -                110
     1.700                      404                 161                 56                -                  -                135
     1.750                    1,565               1,500                417              266                  -                948
     1.795                   11,946              17,014                966                -                 56              1,891
     1.800                       18                   4                 56               20                  -                456
     1.820                        -                   -                 58                1                  -                  -
     1.850                       40                  76                 85               18                  -                 28
     1.895                       11                  11                  -                -                  -                  -
     1.900                       12                   -                  -                -                  -                  -
     1.920                      905               1,290                159                -                  -                 69
     1.945                       19                   -                  -                -                  -                  -
     1.950                        1                   1                  6                -                  -                  3
     1.960                   41,492              50,058              1,103              612                618              2,302
     1.970                       79                  44                 41                3                  -                 21
     1.995                        -                   -                  -                -                  -                  -
     2.000                      432                 122                  -                -                  -                  -
     2.020                       35                  87                  -               32                  -                  -
     2.050                      877                 702                  -                -                  -                 42
     2.095                      822                 747                 48                -                 41                346
     2.100                        -                   -                  -                -                  -                  -
     2.145                       13                  13                180              295                  -                435
     2.150                      357                 340                  7               68                  -                  5
     2.195                       66                  35                  1                -                  -                  -
     2.220                       13                  13                  -                -                  -                  -
     2.245                        -                   -                  -                -                  -                  -
     2.270                       74                  73                  -                -                  -                 13
     2.295                        -                   -                  -               11                  -                  -
     2.300                      372                 211                349              184                  -                895
     2.310                        -                   -                  -                -                  -                  -
     2.320                        -                   -                  -                -                  -                  -
     2.350                       73                  70                  -                -                  -                175
     2.395                        -                   -                  -                -                  -                  -
     2.450                    1,177                  59                  -              258                  -                195
     2.470                        -                   -                  -                -                  -                  -


JNLNY SEPARATE ACCOUNT - I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 5 - INSURANCE CHARGES (CONTINUED)
  The following is a summary of insurance charges for the period ended December 31, 2003 (continued):


                      JNL/Curian
                   Pharmaceutical/      JNL/Curian         JNL/Curian          JNL/Curian         JNL/Curian         JNL/Curian
                      Healthcare      S&P 400 MidCap         S&P 500            Small-Cap         Small Cap          Technology
                   Sector Portfolio   Index Portfolio    Index Portfolio        Portfolio      Index Portfolio    Sector Portfolio
                   -----------------  ----------------  ------------------  ------------------ -----------------  -----------------
   M&E CLASS

     2.570                        -                 4                   7                   2                 2                  -
     2.595                        -                 6                  10                   -                 3                  -
     2.650                        -               194                  10                 169                62                  -
     2.800                        -               308                 302                  97               316                  -


  PERSPECTIVE
  Standard Benefit                1               544               4,095               1,318             3,786                  1
  Contract Enhancement
    Benefit                      10               546               1,213                 377               743                  -
                   -----------------  ----------------  ------------------  ------------------ -----------------  -----------------

      Total                    $ 21          $ 12,877            $ 26,620            $ 53,822          $ 17,694                $ 3
                   =================  ================  ==================  ================== =================  =================



                      JNL/Curian          JNL/Curian          JNL/Eagle         JNL/Eagle         JNL/Janus          JNL/Janus
                      The Dow SM           The S&P(R)           Core Equity       SmallCap          Aggressive          Balanced
                     10 Portfolio        10 Portfolio         Portfolio      Equity Portfolio  Growth Portfolio      Portfolio
                   ------------------  ------------------  ----------------- ----------------  -----------------  -----------------
   M&E CLASS

     2.570                         4                   5                  -                -                  -                  -
     2.595                         5                   7                  -                -                  -                  -
     2.650                         -                   -                  -                -                  -                  -
     2.800                         -                   -                122              154                  -                465


  PERSPECTIVE
  Standard Benefit               557                 749             17,795           24,119             99,142             35,553
  Contract Enhancement
    Benefit                      722                 392             11,927            6,143              7,037             21,509
                   ------------------  ------------------  ----------------- ----------------  -----------------  -----------------

      Total                 $ 68,475            $ 79,077           $ 34,184         $ 32,438          $ 107,004           $ 66,975
                   ==================  ==================  ================= ================  =================  =================


JNLNY SEPARATE ACCOUNT - I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 5 - INSURANCE CHARGES (CONTINUED)
  The following is a summary of insurance charges for the period ended December 31, 2003 (continued):

                                                                                                              JNL/Mellon Capital
                      JNL/Janus         JNL/Janus        JNL/JPMorgan       JNL/Lazard        JNL/Lazard          Management
                    Capital Growth   Global Equities    International         Mid Cap         Small Cap           Bond Index
                      Portfolio         Portfolio      Value Portfolio    Value Portfolio  Value Portfolio        Portfolio
                   ----------------- ----------------- -----------------  ---------------- -----------------  -------------------
   M&E CLASS

     1.250                     $ 81               $ -               $ 5               $ 9               $ 9                  $ -
     1.400                      176                 -               144               450               807                  447
     1.500                        -                 -                 -                61                50                    -
     1.550                        -                 -                 -                 -                 -                    -
     1.600                        -                 -                 -                45                36                  104
     1.645                        -                 -                 -                 -                 -                    -
     1.650                        -                 -                 -               190                 -                    -
     1.670                        -                 -                78               481               483                    1
     1.700                       81                 -                 5               162               178                    -
     1.750                        -                 -               330               615               227                   27
     1.795                       66                 -                64               738               866                  393
     1.800                        -                 -                 -                 -                64                   47
     1.820                        -                 -                 -               145                 1                    -
     1.850                        -                 -                 2                48                27                   92
     1.895                        -                 -                 -                 -                 -                    -
     1.900                        6                 -                 -                15                23                   33
     1.920                        -                 -                 -               262               290                   73
     1.945                        -                 -                 7                 4                 -                    -
     1.950                        -                 -                 -                 2                 3                    -
     1.960                      229                 -                60               775             4,687                    1
     1.970                        -                 -                 -                31                 9                    -
     1.995                        -                 -                 -                 -                 -                    -
     2.000                       50                 -               104                35               152                    -
     2.020                        -                 -                59               123                35                    -
     2.050                       37                 -                 -                44                38                    -
     2.095                      132                 -               129               557               405                  109
     2.100                        -                 -                 -                 -                 -                    -
     2.145                        -                 -                 -                22               201                    -
     2.150                        -                 -                 4               165                57                    -
     2.195                        -                 -                 -                 -                 -                    -
     2.220                        -                 -                 -                 -                 -                    -
     2.245                        -                 -                 -                 -                 -                    -
     2.270                        -                 -                 -                42                42                  171
     2.295                        -                 -                 -                23                 -                    -
     2.300                        -                 -               240               214               543                  516
     2.310                        -                 -                 -                 -                 -                    -
     2.320                        -                 -                 -                 -                 -                    -
     2.350                        -                 -                 -                 -                 -                    -
     2.395                        -                 -                 -                 -                 -                    -
     2.450                        -                 -                 -               146               224                    -
     2.470                        -                 -                 -                 -                 -                    -




                 JNL/Mellon Capital                                                                                    JNL/PPM
                   Management         JNL/Oppenheimer     JNL/Oppenheimer        JNL/PIMCO       JNL/PPM America       America
                  International        Global Growth           Growth          Total Return          Balanced         High Yield
                 Index Portfolio         Portfolio           Portfolio        Bond Portfolio        Portfolio       Bond Portfolio
               --------------------  ------------------  -------------------  ----------------  ------------------ -----------------
   M&E CLASS

     1.250                     $ -                $ 63                  $ -             $ 203                $ 55              $ 38
     1.400                      40                 732                  311             3,185                 969             4,146
     1.500                       -                  16                    -                93                  23                57
     1.550                       -                   -                    -                 -                   -                 -
     1.600                      82                   7                    -                29                  53                99
     1.645                      51                   -                    -                 -                   5                 3
     1.650                       8                  19                    -               849                  44                15
     1.670                       -                  84                    -               300                 147               112
     1.700                       -                  75                   47               983                 340               523
     1.750                     844                 340                  364               767                 488             1,452
     1.795                     159                 896                  164             5,775               1,469             5,343
     1.800                       -                  15                    -               827                  98               334
     1.820                       -                 209                  186             2,736                 237             3,821
     1.850                      13                  42                   13                77                  35                40
     1.895                       -                   -                    -                 -                   -                 -
     1.900                      34                   6                    -                 -                   6                 -
     1.920                      81                  74                    7               525                 220               400
     1.945                       -                   -                    -                 -                   -               504
     1.950                       -                   3                    -                 6                   3                 3
     1.960                     163                 932                  162             7,696               3,169            10,721
     1.970                       -                   -                    -               106                  12                93
     1.995                       -                   -                    -                 -                   -                 -
     2.000                       -                   -                   69               584                 145               329
     2.020                      25                  18                    -                41                  15                34
     2.050                      28                  38                    -               545                   -               370
     2.095                       1                 182                   88             1,415                 107             1,019
     2.100                       -                   -                    -                 -                   -                 -
     2.145                     152                  90                   85             4,456               2,907             1,318
     2.150                       -                   -                    -               412                  59               181
     2.195                       -                   -                    -                89                  36                 1
     2.220                       -                   -                    -                 -                   -                 -
     2.245                       -                   -                    -                 6                   -               114
     2.270                     179                 125                    2                82                   -                 1
     2.295                       -                   -                    -                 -                   -                 -
     2.300                     194                 559                   33             9,965                 446             4,946
     2.310                       -                   -                    -                 -                   -                 -
     2.320                       -                   -                    -                 4                   -                 -
     2.350                       -                   -                    -                 -                   -               174
     2.395                       -                   -                    -                 -                   6                 -
     2.450                      40                 832                  242             5,606                 144            18,707
     2.470                       -                   -                    -                 3                   -                 -

JNLNY SEPARATE ACCOUNT - I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 5 - INSURANCE CHARGES (CONTINUED)
  The following is a summary of insurance charges for the period ended December 31, 2003 (continued):


                                                                                                              JNL/Mellon Capital
                      JNL/Janus         JNL/Janus        JNL/JPMorgan       JNL/Lazard        JNL/Lazard          Management
                    Capital Growth   Global Equities    International         Mid Cap         Small Cap           Bond Index
                      Portfolio         Portfolio      Value Portfolio    Value Portfolio  Value Portfolio        Portfolio
                   ----------------- ----------------- -----------------  ---------------- -----------------  -------------------
   M&E CLASS

     2.570                        -                 -                 -                 -                 -                    -
     2.595                        -                 -                 -                 -                 -                    -
     2.650                        -                 -                41                41                39                   25
     2.800                        -                 -                96               154                79                    -


  PERSPECTIVE
  Standard Benefit           83,632            54,544               940             2,985            14,807                  334
  Contract Enhancement
    Benefit                   8,039                 -             1,117             6,830             7,702                1,219
                   ----------------- ----------------- -----------------  ---------------- -----------------  -------------------

      Total                $ 92,529          $ 54,544           $ 3,425          $ 15,414          $ 32,084              $ 3,592
                 =================== ================= =================  ================ =================  ===================


                  JNL/Mellon Capital                                                                                    JNL/PPM
                     Management         JNL/Oppenheimer    JNL/Oppenheimer        JNL/PIMCO       JNL/PPM America       America
                    International        Global Growth          Growth          Total Return          Balanced         High Yield
                   Index Portfolio         Portfolio          Portfolio        Bond Portfolio        Portfolio       Bond Portfolio
                 -------------------  ------------------  ------------------  ----------------  ------------------ -----------------
   M&E CLASS

     2.570                        3                   -                   -                -                    -                 -
     2.595                        4                   -                   -                -                    -                 -
     2.650                        -                   1                   -               149                   -               201
     2.800                        -                   -                   1               822                 431               320


  PERSPECTIVE
  Standard Benefit               33               6,409               2,472            47,110              62,211            53,509
  Contract Enhancement
    Benefit                      69              10,451               5,097            28,772              23,150            29,974
                 -------------------  ------------------  ------------------  ----------------  ------------------ -----------------

      Total                 $ 2,203            $ 22,218             $ 9,343         $ 124,218            $ 97,030         $ 138,902
                 ===================  ==================  ==================  ================  ================== =================


JNLNY SEPARATE ACCOUNT - I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 5 - INSURANCE CHARGES (CONTINUED)
  The following is a summary of insurance charges for the period ended December 31, 2003 (continued):


                 JNL/PPM America        JNL/PPM           JNL/Putnam          JNL/Putnam          JNL/Putnam        JNL/Putnam
                      Money          America Value          Equity          International      Midcap Growth       Value Equity
                Market Portfolio       Portfolio          Portfolio       Equity Portfolio       Portfolio           Portfolio
               -------------------  ----------------- ------------------  ------------------  -----------------  ------------------
  M&E CLASS

    1.250                     $ 2               $ 34                $ 7                 $ 2               $ 15                 $ -
    1.400                     394                108                154                 213                500                 727
    1.500                       2                 19                  -                   1                  -                  19
    1.550                       -                  -                  -                   -                  -                   -
    1.600                       -                 10                  -                   -                  -                   -
    1.645                       -                  -                  -                   -                  -                   -
    1.650                     955                  -                  -                   -                  -                  19
    1.670                     383                 64                  -                  30                  -                 103
    1.700                       -                 13                 24                   -                  -                 215
    1.750                      66                251                164                  48                967                 126
    1.795                   2,336                355                  -                  21                104                 477
    1.800                   1,139                 57                  -                 305                 87                 103
    1.820                       -                  6                  -                   -                  -                 212
    1.850                       -                 51                  -                  28                  7                  65
    1.895                       -                  -                  -                   -                  -                   -
    1.900                       -                 49                  -                   8                  -                   -
    1.920                      71                116                 42                   -                  -                 174
    1.945                       -                  -                  -                   -                  -                   -
    1.950                       -                  3                  -                   -                  -                   3
    1.960                     839              2,686                 32                 229                216                 387
    1.970                       -                 21                  -                   -                  6                  21
    1.995                       -                  -                  -                   -                  -                   -
    2.000                       -                  -                  -                 100                 21                 305
    2.020                       -                 40                  -                   -                  -                   -
    2.050                       -                 45                  -                 208                  -                   -
    2.095                      23                147                349                  38                  -                 121
    2.100                       -                  -                  -                   -                  -                   -
    2.145                       -                  -                  -                  14                 19                   -
    2.150                       -                172                  -                 105                  -                  66
    2.195                       -                  -                  -                   -                  -                   -
    2.220                       -                  -                  -                   -                  -                   -
    2.245                       -                  -                  -                   -                  -                   -
    2.270                       -                  -                  -                   5                  -                   -
    2.295                       -                  -                  -                   -                  -                  29
    2.300                     682                270                 46                  89                 60                 269
    2.310                       -                  -                  -                   -                  -                   -
    2.320                       -                  -                  -                   -                  -                   -
    2.350                       -                  -                  -                   -                  -                   -
    2.395                       -                  -                  -                   -                  6                   -
    2.450                      12                  -                  -                   -                  -                   -
    2.470                       -                  -                  -                   -                  -                   -



                  JNL/S&P             JNL/S&P                                                                   JNL/S&P Equity
                 Aggressive         Conservative       JNL/S&P Core        JNL/S&P Core       JNL/S&P Core        Aggressive
                   Growth              Growth            Index 50            Index 75           Index 100           Growth
                Portfolio I         Portfolio I         Portfolio           Portfolio           Portfolio        Portfolio I
             -------------------  ----------------- -------------------  -----------------  ------------------ -----------------
  M&E CLASS

    1.250                  $ 20              $ 113               $ 198                $ -                $ 44              $ 58
    1.400                 5,095              9,824                   -                 50                  66               159
    1.500                     -                 94                   -                  -                   -                 -
    1.550                     -                 11                   -                  -                   -                 -
    1.600                    19                 94                   -                  -                   -                 -
    1.645                     -                 65                   -                  -                   -                 -
    1.650                     -              2,359                   -                  -                   -                 -
    1.670                 1,046                646                   -                  5                 118                 4
    1.700                   892              1,649                   -                  -                   -               633
    1.750                   975              4,452                 162                  -                 276                 -
    1.795                 2,602              4,440                  21                 96                 486                 -
    1.800                    13              1,833                   -                  -                  45                 -
    1.820                   222                847                   6                  -                 349                 -
    1.850                    18                 60                   -                  -                   -                 -
    1.895                     -                  -                   -                  -                   -                 -
    1.900                     -                  -                   -                  -                   -                 -
    1.920                   577                260                  34                  -                 256                79
    1.945                     4                  -                   -                  -                   -                 -
    1.950                     -                  -                   -                  -                   -                 -
    1.960                 2,046             21,516                  92                  -                   4             4,767
    1.970                     -                242                   -                  -                   -                 -
    1.995                     -                  -                   -                  -                   -                 -
    2.000                   793                447                   -                  -                 416                 -
    2.020                     2                  5                   -                  -                   -                 -
    2.050                   126              1,065                  80                  -                  62                17
    2.095                   750              4,920                   -                  -                   -                 -
    2.100                     -                448                   -                  -                   -                 -
    2.145                   392              2,691                   -                  -                   -                 -
    2.150                    38                 62                   -                  -                   -                 -
    2.195                   104                 23                   -                  -                   -                82
    2.220                     -                  8                   -                  -                   -                 -
    2.245                     -                134                   -                  -                   -                 -
    2.270                     -                 32                 279                  -                   -                 -
    2.295                     -                  -                   -                  -                   -                 -
    2.300                 1,526             13,204                   -                  -                 339                23
    2.310                     2                  2                   -                  -                   -                 -
    2.320                     -                  -                   -                  -                   -                 -
    2.350                     -                  -                   -                  -                   -                 -
    2.395                     -                  -                   -                  -                   -                 -
    2.450                     -                672                   -                  -                  40                 -
    2.470                     3                  -                   -                  -                   3                 -

JNLNY SEPARATE ACCOUNT - I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 5 - INSURANCE CHARGES (CONTINUED)
  The following is a summary of insurance charges for the period ended December 31, 2003 (continued):



                  JNL/PPM America         JNL/PPM         JNL/Putnam          JNL/Putnam          JNL/Putnam         JNL/Putnam
                        Money          America Value         Equity          International      Midcap Growth       Value Equity
                  Market Portfolio       Portfolio         Portfolio       Equity Portfolio       Portfolio           Portfolio
                 -------------------  ----------------- -----------------  ------------------  -----------------  ------------------
  M&E CLASS

    2.570                         -                  9                 -                   -                  -                   -
    2.595                         -                  -                 -                   -                  -                   -
    2.650                         -                 35                 -                  81                  8                   -
    2.800                         -                  -                 -                 158                151                 124


 PERSPECTIVE
  Standard Benefit           44,462                139            39,434              22,200              6,845              66,814
  Contract Enhancement
   Benefit                   10,810                 81             5,627               4,879              8,197              19,787
                 -------------------  ----------------- -----------------  ------------------  -----------------  ------------------

     Total                 $ 62,176            $ 4,781          $ 45,879            $ 28,762           $ 17,209            $ 90,166
               =====================  ================= =================  ==================  =================  ==================


                    JNL/S&P             JNL/S&P                                                                   JNL/S&P Equity
                   Aggressive         Conservative       JNL/S&P Core        JNL/S&P Core       JNL/S&P Core        Aggressive
                     Growth              Growth            Index 50            Index 75           Index 100           Growth
                  Portfolio I         Portfolio I         Portfolio           Portfolio           Portfolio        Portfolio I
               -------------------  ----------------- -------------------  -----------------  ------------------ -----------------
  M&E CLASS

    2.570                       -                 37                   -                  -                   -                 -
    2.595                       -                  -                   -                  -                   -                 -
    2.650                   1,267                338                   -                  -                   -                 -
    2.800                      64                308                   -                  -                   -                 -


 PERSPECTIVE
  Standard Benefit         42,243             82,193                 253                170                  98            13,013
  Contract Enhancement
   Benefit                 17,167             64,443                 191                 49                   -             2,907
               -------------------  ----------------- -------------------  -----------------  ------------------ -----------------

     Total               $ 78,006          $ 219,537             $ 1,316              $ 370             $ 2,602          $ 21,742
               ===================  ================= ===================  =================  ================== =================

JNLNY SEPARATE ACCOUNT - I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 5 - INSURANCE CHARGES (CONTINUED)
  The following is a summary of insurance charges for the period ended December 31, 2003 (continued):


                                                                                                JNL/Salomon
                                        JNL/S&P           JNL/S&P                                Brothers
                JNL/S&P Equity        Moderate        Very Aggressive       JNL/Salomon         U.S. Government       JNL/T. Rowe
                    Growth             Growth             Growth         Brothers Global          & Quality       Price Established
                 Portfolio I        Portfolio I         Portfolio I        Bond Portfolio       Bond Portfolio      Growth Portfolio
              ------------------- ----------------- ------------------ -------------------  -------------------- -------------------
  M&E CLASS

    1.250                  $ 300             $ 357               $ 160                $ 28                  $ 14                $ 32
    1.400                    932            24,043                 750                 656                 1,914                 803
    1.500                     15                53                   -                  24                    45                  29
    1.550                     11                 1                   -                   -                     -                   9
    1.600                    532               434                   -                  18                     -                   4
    1.645                      -                79                   -                   -                     -                   -
    1.650                     24               139                   -                  15                   272                 197
    1.670                    606               137                   9                 115                     -                  71
    1.700                    827             1,783                 351                 262                   174                 206
    1.750                    960            11,412                   -                 303                   551                 104
    1.795                 19,421            11,392                   -               1,196                 1,075               1,346
    1.800                  2,473             1,988                   -                   4                   618                   -
    1.820                     87               229                   -                  71                 6,874                   1
    1.850                      -               134                   -                  14                    68                  59
    1.895                      -                55                   -                   -                     -                   -
    1.900                      -                 -                   -                   -                     -                  43
    1.920                  3,675               207                  79                 279                    57                 189
    1.945                      4               104                  44                   7                     -                   7
    1.950                      -                 -                   -                   3                     -                   5
    1.960                 43,905            31,583                 914               2,282                 1,874               1,594
    1.970                      -                95                   -                  39                    29                  40
    1.995                      -                 -                   -                   -                     -                   -
    2.000                    134             1,239                   8                  21                   106                 138
    2.020                      -                79                   -                   -                     5                  33
    2.050                     62               246                   -                  99                    72                 167
    2.095                      -             1,653                  10                 255                   839                 418
    2.100                      -                 -                   -                   -                     -                   -
    2.145                      -             6,165                   -               1,171                   725                 157
    2.150                      6               113                   -                   -                   353                   -
    2.195                    144                63                  14                   -                     -                  23
    2.220                      -                 -                   -                   -                     -                   -
    2.245                      -               110                   -                 111                     -                   -
    2.270                    541               456                   -                  42                     -                 126
    2.295                      -                 -                   -                   -                     -                   -
    2.300                     14            20,611               1,364                 676                 6,991                 377
    2.310                      2                 2                   -                   -                     -                   -
    2.320                      -                 -                   -                   -                     -                   -
    2.350                      -                 -                   -                   -                     -                   -
    2.395                      -                 -                   -                   -                     -                  11
    2.450                    217               864                   -                 310                 2,705                 261
    2.470                      -                 -                   -                   -                     -                   9




                  JNL/T. Rowe       JNL/T. Rowe
                Price Mid-Cap       Price Value
               Growth Portfolio      Portfolio
              ------------------- -----------------
  M&E CLASS

    1.250                  $ 204              $ 83
    1.400                  1,208             1,594
    1.500                     79                47
    1.550                      -                25
    1.600                     35                14
    1.645                      3                 3
    1.650                     14               317
    1.670                    497               206
    1.700                    164               953
    1.750                    701               781
    1.795                  1,015             1,328
    1.800                     10               481
    1.820                    117               181
    1.850                     43                68
    1.895                      -                 -
    1.900                      4                 -
    1.920                    491               126
    1.945                      -                 4
    1.950                      2                 6
    1.960                  1,882             2,894
    1.970                      -                 6
    1.995                      -                 -
    2.000                     44               280
    2.020                     10                49
    2.050                    131               629
    2.095                    292               823
    2.100                      -                 -
    2.145                    250               330
    2.150                     90                 -
    2.195                     41                23
    2.220                      -                 -
    2.245                      -                 -
    2.270                    163                44
    2.295                      -                28
    2.300                    756               794
    2.310                      -                 -
    2.320                      -                 -
    2.350                      -                 -
    2.395                      -                 6
    2.450                  1,025               472
    2.470                      9                 9

JNLNY SEPARATE ACCOUNT - I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 5 - INSURANCE CHARGES (CONTINUED)
  The following is a summary of insurance charges for the period ended December 31, 2003 (continued):



                                                                                                       JNL/Salomon
                                           JNL/S&P             JNL/S&P                                  Brothers
                     JNL/S&P Equity        Moderate        Very Aggressive       JNL/Salomon         U.S. Government
                         Growth             Growth              Growth         Brothers Global          & Quality
                      Portfolio I        Portfolio I         Portfolio I        Bond Portfolio       Bond Portfolio
                   ------------------- -----------------  ------------------- -------------------  --------------------
    M&E CLASS

      2.570                         -                 -                    -                   -                     -
      2.595                         -                 -                    -                   -                     -
      2.650                         -               598                   54                   -                    56
      2.800                         -                64                  479                 279                     -


   PERSPECTIVE
  Standard Benefit             47,287           102,502                9,525              26,446                78,381
  Contract Enhancement
     Benefit                   67,364           135,074                6,648              15,794                42,531
                   ------------------- -----------------  ------------------- -------------------  --------------------

      Total                 $ 189,543         $ 354,064             $ 20,409            $ 50,520             $ 146,329
                   =================== =================  =================== ===================  ====================


                       JNL/T. Rowe         JNL/T. Rowe        JNL/T. Rowe
                    Price Established     Price Mid-Cap       Price Value
                    Growth Portfolio     Growth Portfolio      Portfolio
                   --------------------  -----------------  ----------------
    M&E CLASS

      2.570                          5                  5                 -
      2.595                          -                  -                 -
      2.650                          -                 65                98
      2.800                          -                  -               125


   PERSPECTIVE
  Standard Benefit              46,355             60,261            24,418
  Contract Enhancement
     Benefit                    14,591             18,710            23,064
                   --------------------  -----------------  ----------------

      Total                   $ 67,410           $ 88,321          $ 60,309
                   ====================  =================  ================

JNLNY SEPARATE ACCOUNT - I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING AND NET ASSETS BY M&E CLASS
  The following is a summary of accumulation unit values as of December 31, 2003:



                       JNL/AIM           JNL/AIM            JNL/AIM           JNL/Alger        JNL/Alliance       JNL/Curian
                      Large Cap      Premier Equity II      Small Cap           Growth           Capital              25
                  Growth Portfolio      Portfolio       Growth Portfolio      Portfolio      Growth Portfolio      Portfolio
                  ------------------ -----------------  -----------------  ----------------- -----------------  ----------------
   M&E CLASS

     1.250                10.346261                 -          11.358258          17.059762          9.555924         13.415707
     1.400                10.312914          9.436124          11.321728          16.852225          9.473083         13.412294
     1.500                10.290330                 -          11.297040          16.712940                 -         13.367334
     1.550                        -                 -                  -                  -                 -                 -
     1.600                10.267782                 -                  -                  -                 -         13.348095
     1.645                        -                 -                  -                  -                 -         13.339377
     1.650                10.256627                 -          11.260147          16.508227                 -         13.338410
     1.670                10.252162                 -          11.255215          16.481312          9.324514         13.334537
     1.700                10.245326                 -          11.247859          16.453390                 -         13.328711
     1.750                10.234609          9.364884          11.235687          16.374918          9.278919         13.319168
     1.795                10.224978          9.355354          11.224700          16.313114          9.255652         13.310511
     1.800                        -          9.354270          11.223623                  -          9.254077         13.319052
     1.820                        -                 -          11.218265          16.279387          9.243304                 -
     1.850                10.212096          9.344474          11.211198          16.239389          9.227102         13.299830
     1.895                        -                 -                  -                  -                 -         13.291303
     1.900                        -                 -                  -                  -                 -                 -
     1.920                10.196620                 -          11.194225          16.146348                 -         13.286510
     1.945                        -                 -                  -                  -                 -                 -
     1.950                10.189998                 -                  -          16.106487                 -                 -
     1.960                10.184483          9.321791          11.184997          16.093331          9.168015         13.278544
     1.970                10.185520                 -          11.181043          16.080156                 -         13.276929
     1.995                        -                 -                  -                  -                 -                 -
     2.000                        -          9.313563          11.174766                  -                 -         13.271162
     2.020                        -                 -                  -          16.014208                 -         13.267420
     2.050                10.167871                 -          11.162643          15.974792                 -         13.261603
     2.095                        -                 -                  -          15.915893          9.096220         13.252985
     2.100                        -                 -                  -                  -                 -                 -
     2.145                        -                 -          11.140359                  -                 -         13.242013
     2.150                        -                 -          11.138449                  -          9.066986         13.242482
     2.195                10.135979                 -          11.127556          15.785711                 -         13.233871
     2.220                        -                 -                  -                  -                 -         13.229094
     2.245                        -                 -                  -                  -                 -                 -
     2.270                10.119503                 -          11.110726                  -          9.003698         13.219536
     2.295                        -                 -                  -                  -                 -                 -
     2.300                        -          9.252791          11.109455          15.698225          8.987873         13.210367
     2.310                        -                 -                  -                  -                 -                 -
     2.320                        -                 -                  -                  -                 -                 -
     2.350                        -                 -                  -                  -                 -         13.204250
     2.395                        -          9.234213          11.079308                  -                 -                 -
     2.450                10.079317          9.223257          11.065943          15.457986          8.909601         13.185321
     2.470                        -                 -                  -                  -                 -                 -



                                                                              JNL/Curian
                   JNL/Curian            JNL/Curian         JNL/Curian         Enhanced         JNL/Curian        JNL/Curian
                 Communications       Consumer Brands         Energy        S&P 500 Stock        Financial          Global
                Sector Portfolio      Sector Portfolio   Sector Portfolio  Index Portfolio    Sector Portfolio   15 Portfolio
               --------------------  ------------------- ----------------- -----------------  ----------------  ---------------
   M&E CLASS

     1.250                3.961297            10.125434         13.358794          7.639067         10.938291        12.433563
     1.400                       -                    -                 -          7.591573                 -        12.412128
     1.500                       -                    -                 -          7.551188                 -        12.388776
     1.550                       -                    -                 -                 -                 -                -
     1.600                       -                    -                 -          7.516481                 -        12.371043
     1.645                       -                    -                 -                 -                 -        12.362753
     1.650                3.890754             9.945277         13.120936          7.499082         10.743535        12.361968
     1.670                       -                    -                 -          7.492148                 -        12.358122
     1.700                       -                    -                 -          7.481775                 -        12.352905
     1.750                       -                    -                 -          7.464481                 -        12.344125
     1.795                       -                    -                 -          7.452088         10.673999        12.336078
     1.800                       -                    -                 -          7.454592                 -        12.347827
     1.820                       -                    -                 -                 -                 -                -
     1.850                       -                    -                 -                 -                 -        12.326481
     1.895                       -                    -                 -                 -                 -        12.318303
     1.900                       -                    -                 -                 -                 -        12.317433
     1.920                       -                    -                 -                 -                 -        12.313836
     1.945                       -                    -                 -                 -                 -                -
     1.950                       -                    -                 -                 -                 -                -
     1.960                       -                    -                 -          7.392266                 -        12.306909
     1.970                       -                    -                 -                 -                 -        12.214390
     1.995                       -                    -                 -                 -                 -        12.300589
     2.000                       -                    -                 -                 -                 -        12.299679
     2.020                       -                    -                 -          7.371799                 -        12.296383
     2.050                       -                    -                 -          7.361556                 -        12.290748
     2.095                       -                    -                 -          7.346256                 -        12.282925
     2.100                       -                    -                 -                 -                 -                -
     2.145                       -                    -                 -                 -                 -        12.272164
     2.150                       -                    -                 -                 -                 -        12.272976
     2.195                       -                    -                 -          7.312334                 -        12.372554
     2.220                       -                    -                 -                 -                 -        12.260627
     2.245                       -                    -                 -          7.295415                 -                -
     2.270                       -                    -                 -                 -                 -        12.251782
     2.295                       -                    -                 -                 -                 -        12.247438
     2.300                       -                    -                 -          7.276834                 -        12.246570
     2.310                       -                    -                 -                 -                 -                -
     2.320                       -                    -                 -                 -                 -                -
     2.350                       -                    -                 -                 -                 -        12.237624
     2.395                       -                    -                 -                 -                 -                -
     2.450                       -                    -                 -          7.226549                 -        12.220012
     2.470                       -                    -                 -          7.219857                 -                -


JNLNY SEPARATE ACCOUNT - I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING AND NET ASSETS BY M&E CLASS (continued)
  The following is a summary of accumulation unit values as of December 31, 2003:


                       JNL/AIM           JNL/AIM            JNL/AIM           JNL/Alger        JNL/Alliance       JNL/Curian
                      Large Cap      Premier Equity II      Small Cap           Growth           Capital              25
                  Growth Portfolio      Portfolio       Growth Portfolio      Portfolio      Growth Portfolio      Portfolio
                  ------------------ -----------------  -----------------  ----------------- -----------------  ----------------
   M&E CLASS

     2.570                        -                 -                  -                  -                 -         13.162399
     2.595                        -                 -                  -                  -                 -         13.157632
     2.650                10.036249                 -          11.018119          15.206695                 -                 -
     2.800                        -                 -          10.982239                  -                 -                 -


  PERSPECTIVE
   Standard Benefit        9.676957          9.436358          10.816509           9.232692          5.498981         13.235666
   Contract Enhancement
    Benefit                9.229813          8.637648          10.024703           7.632406          7.219964         13.165479




                                                                                 JNL/Curian
                      JNL/Curian            JNL/Curian         JNL/Curian         Enhanced         JNL/Curian        JNL/Curian
                    Communications       Consumer Brands         Energy        S&P 500 Stock        Financial          Global
                   Sector Portfolio      Sector Portfolio   Sector Portfolio  Index Portfolio    Sector Portfolio   15 Portfolio
                  --------------------  ------------------- ----------------- -----------------  ----------------  ---------------
   M&E CLASS

     2.570                          -                    -                 -                 -                 -        12.198864
     2.595                          -                    -                 -                 -                 -        12.194412
     2.650                          -                    -                 -          7.156376                 -                -
     2.800                          -                    -                 -                 -                 -                -


  PERSPECTIVE
   Standard Benefit         10.682059            10.184188         10.538118         13.545042         10.232554        12.956775
   Contract Enhancement
    Benefit                         -                    -                 -         13.473675         10.205726        12.888543

JNLNY SEPARATE ACCOUNT - I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING AND NET ASSETS BY M&E CLASS (continued)
  The following is a summary of accumulation unit values as of December 31, 2003:


                     JNL/Curian
                  Pharmaceutical/        JNL/Curian         JNL/Curian        JNL/Curian        JNL/Curian        JNL/Curian
                     Healthcare        S&P 400 MidCap        S&P 500          Small-Cap         Small Cap         Technology
                  Sector Portfolio    Index Portfolio    Index Portfolio      Portfolio      Index Portfolio   Sector Portfolio
                 ------------------- ------------------- ----------------------------------- ----------------- -----------------
   M&E CLASS

     1.250                10.664169           11.299436          9.714316         15.821819         11.418840          5.795488
     1.400                        -           11.266088          9.685258         15.832995         11.385698                 -
     1.500                        -           11.244293          9.666908         15.764814         11.363044                 -
     1.550                        -                   -          9.657398                 -                 -                 -
     1.600                        -           11.222368          9.647952         15.742086         11.340799                 -
     1.645                        -           11.212412          9.639435         15.731831         11.330813                 -
     1.650                10.474290           11.211296          9.638508         15.730779         11.329691          5.692291
     1.670                        -           11.206911          9.634725         15.726137         11.325220                 -
     1.700                        -           11.200277          9.629152         15.719315         11.318708                 -
     1.750                        -           11.189441          9.619617         15.708038         11.307730                 -
     1.795                10.406452           11.179518          9.611164         15.697822         11.297579                 -
     1.800                        -           11.178446          9.610363         15.696762         11.296413                 -
     1.820                        -                   -          9.606453                 -                 -                 -
     1.850                        -           11.167423          9.600798         15.685115         11.285386                 -
     1.895                        -                   -                 -         15.675177                 -                 -
     1.900                        -           11.156530          9.591402                 -         11.274367                 -
     1.920                        -           11.152143          9.587648         15.669495         11.269956                 -
     1.945                        -           11.146686          9.582971                 -         11.264421                 -
     1.950                        -                   -                 -                 -                 -                 -
     1.960                        -           11.143465          9.580168         15.660468         11.261107                 -
     1.970                        -           10.986992                 -         15.658208         11.258922                 -
     1.995                        -                   -                 -         15.652697                 -                 -
     2.000                        -           11.134702          9.572439         15.651451         11.252295                 -
     2.020                        -           11.130344          9.568880         15.646941         11.247856                 -
     2.050                        -                   -          9.563017         15.640116         11.241129                 -
     2.095                        -           11.127796          9.554817         15.630108         11.233027                 -
     2.100                        -                   -                 -                 -                 -                 -
     2.145                        -           11.102939          9.545411         15.616835         11.220305                 -
     2.150                        -                   -          9.544550         15.617626                 -                 -
     2.195                        -                   -          9.613367         15.607428                 -                 -
     2.220                        -                   -                 -         15.601807                 -                 -
     2.245                        -           11.081336                 -         15.596130                 -                 -
     2.270                        -           11.075956          9.522140         15.590557         11.192925                 -
     2.295                        -                   -                 -                 -                 -                 -
     2.300                        -           11.086436          9.516851         15.582050         11.200610                 -
     2.310                        -                   -                 -                 -                 -                 -
     2.320                        -                   -                 -                 -                 -                 -
     2.350                        -                   -                 -         15.572500                 -                 -
     2.395                        -                   -          9.498832                 -                 -                 -
     2.450                        -           11.035789          9.488648         15.550040         11.153578                 -
     2.470                        -                   -                 -                 -                 -                 -



                   JNL/Curian        JNL/Curian         JNL/Eagle         JNL/Eagle          JNL/Janus         JNL/Janus
                  The Dow SM          The S&P(R)        Core Equity         SmallCap         Aggressive           Balanced
                 10 Portfolio       10 Portfolio       Portfolio      Equity Portfolio  Growth Portfolio       Portfolio
               -----------------  ----------------- ----------------------------------- ------------------  -----------------
   M&E CLASS

     1.250            13.886137          11.333552        16.574173          16.891779                  -           9.500264
     1.400            13.867814          11.320496        16.392963          16.707941          23.710543           9.447912
     1.500            13.836906          11.292962        16.274797          16.584716                  -           9.413515
     1.550                    -                  -                -                  -                  -                  -
     1.600            13.817068          11.276433                -                  -          23.309092           9.378964
     1.645            13.808055          11.269211                -                  -                  -                  -
     1.650            13.807155          11.268422        16.097582                  -                  -           9.361766
     1.670            13.803122          11.265125        16.074174          16.382015                  -           9.354908
     1.700            13.797172          11.260470        16.038811                  -                  -           9.344540
     1.750            13.787168          11.252071        15.980679          16.286287                  -           9.327499
     1.795            13.778237          11.244759        15.928287          16.250476          22.921561           9.312187
     1.800            13.788870          11.243972        15.922926          16.227432                  -           9.310393
     1.820                    -                  -        15.899514          16.202937                  -                  -
     1.850            13.767248          11.235889        15.864547          16.168457                  -           9.293543
     1.895            13.758351          11.228523                -                  -                  -                  -
     1.900            13.757306                  -                -                  -                  -                  -
     1.920            13.753373          11.224487        15.783764                  -          22.673839           9.269505
     1.945            13.748423                  -                -                  -                  -                  -
     1.950            13.747218          11.219487        15.749240                  -                  -           9.259354
     1.960            13.745387          11.217850        15.736465          16.038586          22.595352           9.254859
     1.970            13.723806          11.216397        15.726306          16.026653                  -           9.252430
     1.995                    -                  -                -                  -                  -                  -
     2.000            13.737510          11.211477                -                  -                  -                  -
     2.020            13.733577          11.208221                -          15.969176                  -                  -
     2.050            13.727561          11.203466                -                  -                  -           9.225584
     2.095            13.718836          11.196235        15.583801                  -          22.334683           9.210154
     2.100                    -                  -                -                  -                  -                  -
     2.145            13.706540          11.185639        15.526803          15.824195                  -           9.193254
     2.150            13.707762          11.187297        15.520887          15.819590                  -           9.192904
     2.195            13.671827          11.179916        15.470367                  -                  -           9.176507
     2.220            13.693916          11.175939                -                  -                  -                  -
     2.245                    -                  -                -                  -                  -                  -
     2.270            13.684066          11.167902                -                  -                  -           9.151582
     2.295                    -                  -                -          15.652126                  -                  -
     2.300            13.676553          11.161136        15.352240          15.645983                  -           9.141838
     2.310                    -                  -                -                  -                  -                  -
     2.320                    -                  -                -                  -                  -                  -
     2.350            13.668294          11.155001                -                  -                  -           9.124414
     2.395                    -                  -                -                  -                  -                  -
     2.450            13.648543          11.138840                -          15.476048                  -           9.091045
     2.470                    -                  -                -                  -                  -                  -


JNLNY SEPARATE ACCOUNT - I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING AND NET ASSETS BY M&E CLASS (continued)
  The following is a summary of accumulation unit values as of December 31, 2003:


                     JNL/Curian
                  Pharmaceutical/        JNL/Curian         JNL/Curian        JNL/Curian        JNL/Curian        JNL/Curian
                     Healthcare        S&P 400 MidCap        S&P 500          Small-Cap         Small Cap         Technology
                  Sector Portfolio    Index Portfolio    Index Portfolio      Portfolio      Index Portfolio   Sector Portfolio
                 ------------------- ------------------- ----------------------------------- ----------------- -----------------
   M&E CLASS

     2.570                        -           11.011049          9.466343         15.523149         11.127351                 -
     2.595                        -           11.005673          9.461702                 -         11.121897                 -
     2.650                        -           10.993793          9.452314         15.505377         11.109897                 -
     2.800                        -           10.961560          9.423812         15.471726         11.077352                 -


  PERSPECTIVE
   Standard Benefit       10.220387           13.840641         13.380336         15.322615         15.147107         10.076125
   Contract Enhancement
    Benefit               10.192820           13.767629         13.308641         15.242097         15.067556                 -



                    JNL/Curian         JNL/Curian        JNL/Eagle         JNL/Eagle          JNL/Janus          JNL/Janus
                    The Dow SM          The S&P(R)        Core Equity         SmallCap         Aggressive           Balanced
                   10 Portfolio       10 Portfolio       Portfolio      Equity Portfolio  Growth Portfolio       Portfolio
                 -----------------  ----------------- ----------------------------------- ------------------  -----------------
   M&E CLASS

     2.570              13.624905          11.119629                -                  -                  -                  -
     2.595              13.619993          11.115606                -                  -                  -                  -
     2.650                      -                  -                -                  -                  -                  -
     2.800                      -                  -        14.802644          15.086008                  -           8.975033


  PERSPECTIVE
   Standard Benefit     14.263935          10.656194         9.989229          12.090607           8.387840           9.825324
   Contract Enhancement
    Benefit             14.187056          10.599564         8.820808          10.092432           7.372207           9.885964


JNLNY SEPARATE ACCOUNT - I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING AND NET ASSETS BY M&E CLASS (continued)
  The following is a summary of accumulation unit values as of December 31, 2003:


                                                                                                            JNL/Mellon Capital
                      JNL/Janus        JNL/Janus        JNL/JPMorgan       JNL/Lazard        JNL/Lazard        Management
                   Capital Growth    Global Equities   International        Mid Cap          Small Cap         Bond Index
                      Portfolio        Portfolio      Value Portfolio   Value Portfolio    Value Portfolio      Portfolio
                   ----------------  ---------------  ----------------- -----------------  ---------------  ------------------
   M&E CLASS

     1.250               18.291089                -           8.737517         14.143691        12.975393                   -
     1.400               18.055488                -           8.661126         14.021121        12.862386           10.875471
     1.500                       -                -                  -         13.939136        12.787622           10.853415
     1.550                       -                -                  -                 -                -                   -
     1.600                       -                -                  -         13.857775        12.713175           10.832171
     1.645                       -                -                  -                 -                -                   -
     1.650                       -                -                  -         13.817383                -                   -
     1.670                       -                -           8.525917         13.801357        12.661339           10.814137
     1.700               17.594659                -           8.510698         13.777190        12.639203                   -
     1.750                       -                -           8.486254         13.737007        12.602233           10.800247
     1.795               17.450176                -           8.482611         13.729774        12.569057           10.790902
     1.800                       -                -                  -                 -        12.565405           10.789470
     1.820                       -                -                  -         13.681187        12.550458                   -
     1.850                       -                -           8.437060         13.657139        12.529098           10.779255
     1.895                       -                -                  -                 -                -                   -
     1.900               17.291651                -                  -         13.617500        12.492486           10.768726
     1.920                       -                -                  -         13.601484        12.477890           10.764482
     1.945                       -                -           8.390343         13.582086                -                   -
     1.950                       -                -                  -         13.577760        12.456176                   -
     1.960               17.201860                -           8.382934         13.569909        12.448781           10.765431
     1.970                       -                -                  -         13.561774        12.441597                   -
     1.995                       -                -                  -                 -                -                   -
     2.000               17.143842                -           8.363244         13.538010        12.419825                   -
     2.020                       -                -           8.355005         13.522353        12.405294                   -
     2.050               17.069857                -                  -         13.498342        12.383612                   -
     2.095               17.003987                -           8.317103         13.463204        12.351223           10.727628
     2.100                       -                -                  -                 -                -                   -
     2.145                       -                -                  -         13.422058        12.314615                   -
     2.150                       -                -           8.290678         13.420165        12.311580                   -
     2.195                       -                -                  -         13.384774        12.279259                   -
     2.220                       -                -                  -                 -                -                   -
     2.245                       -                -                  -                 -                -                   -
     2.270                       -                -                  -         13.326469        12.225666           10.690923
     2.295                       -                -                  -         13.307000                -                   -
     2.300                       -                -           8.218239         13.302255        12.204252           10.684522
     2.310                       -                -                  -                 -                -                   -
     2.320                       -                -                  -                 -                -                   -
     2.350                       -                -                  -                 -                -                   -
     2.395                       -                -                  -                 -                -                   -
     2.450                       -                -                  -         13.187211        12.098004                   -
     2.470                       -                -                  -                 -                -                   -



                JNL/Mellon Capital                                                                                    JNL/PPM
                   Management         JNL/Oppenheimer    JNL/Oppenheimer       JNL/PIMCO       JNL/PPM America        America
                 International         Global Growth          Growth          Total Return         Balanced          High Yield
                Index Portfolio          Portfolio          Portfolio        Bond Portfolio       Portfolio        Bond Portfolio
              ---------------------  ------------------ ------------------  ----------------- ------------------- -----------------
   M&E CLASS

     1.250                       -            9.787978                  -          13.680473           21.336632         15.703877
     1.400               11.541008            9.748778           8.000165          13.561232           21.062033         15.501822
     1.500               11.519182            9.722864                  -          13.482341           20.881181         15.368748
     1.550                       -                   -                  -                  -                   -                 -
     1.600               11.496803            9.697008                  -          13.403908           20.701453         15.236487
     1.645               11.486515                   -                  -                  -           20.620684         15.177778
     1.650               11.485445            9.685228                  -          13.364781           20.612152         15.170755
     1.670                       -            9.678921           7.925930          13.349289           20.576723         15.144627
     1.700                       -            9.671157           7.919732          13.325698           20.523407         15.106421
     1.750               11.462631            9.658236           7.909375          13.286975           20.434777         15.040359
     1.795               11.471968            9.646659           7.899770          13.252326           20.355700         14.981991
     1.800                       -            9.654996                  -          13.248405           20.347053         14.975310
     1.820                       -            9.640221           7.894457          13.232938           20.311832         14.949703
     1.850               11.440451            9.632544           7.888227          13.209749           20.259439         14.911013
     1.895                       -                   -                  -                  -                   -                 -
     1.900               11.429288            9.618732                  -                  -           20.171695                 -
     1.920               11.424801            9.614503           7.873281          13.155936           20.137178         14.821159
     1.945                       -                   -                  -                  -                   -         14.789193
     1.950                       -            9.606861                  -          13.132912           20.085090         14.782823
     1.960               11.409942            9.604380           7.865927          13.125920           20.066373         14.766891
     1.970                       -                   -                  -          13.117592           20.050301         14.757311
     1.995                       -                   -                  -                  -                   -                 -
     2.000                       -                   -           7.856682          13.094642           19.998634         14.719092
     2.020               11.402381            9.588933                  -          13.079289           19.963982         14.693620
     2.050               11.396124            9.581222                  -          13.056492           19.912340         14.655764
     2.095               11.393434            9.569713           7.836820          13.022270           19.834254         14.598057
     2.100                       -                   -                  -                  -                   -                 -
     2.145               11.374587            9.556922           7.826381          12.984289           19.749670         14.536590
     2.150                       -                   -                  -          12.980539           19.741076         14.529671
     2.195                       -            9.544381                  -          12.946476           19.664535         14.473323
     2.220                       -                   -                  -                  -                   -                 -
     2.245                       -                   -                  -          12.908719                   -         14.410953
     2.270               11.346744            9.525171           7.800289          12.889977                   -         14.380315
     2.295                       -                   -                  -                  -                   -                 -
     2.300               11.340112            9.517474           7.788761          12.867212           19.486976         14.334311
     2.310                       -                   -                  -                  -                   -                 -
     2.320                       -                   -                  -          12.852377                   -                 -
     2.350                       -                   -                  -                  -                   -         14.280857
     2.395                       -                   -                  -                  -           19.327860                 -
     2.450               11.306779            9.479456           7.762812          12.755231           19.236232         14.158055
     2.470                       -                   -                  -          12.740335                   -                 -

JNLNY SEPARATE ACCOUNT - I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING AND NET ASSETS BY M&E CLASS (continued)
  The following is a summary of accumulation unit values as of December 31, 2003:


                                                                                                            JNL/Mellon Capital
                      JNL/Janus        JNL/Janus        JNL/JPMorgan       JNL/Lazard        JNL/Lazard        Management
                   Capital Growth    Global Equities   International        Mid Cap          Small Cap         Bond Index
                      Portfolio        Portfolio      Value Portfolio   Value Portfolio    Value Portfolio      Portfolio
                   ----------------  ---------------  ----------------- -----------------  ---------------  ------------------
   M&E CLASS

     2.570                       -                -                  -                 -                -                   -
     2.595                       -                -                  -                 -                -                   -
     2.650                       -                -           8.052018         13.034473        11.957502           10.611308
     2.800                       -                -           7.981838         12.920566        11.853314                   -


  PERSPECTIVE
   Standard Benefit       8.877847         9.192404          13.942587         11.690560        12.319498           10.272739
   Contract Enhancement
    Benefit               6.799432                -          13.868947         11.234508        11.984806           10.218522



                  JNL/Mellon Capital                                                                                   JNL/PPM
                      Management         JNL/Oppenheimer    JNL/Oppenheimer      JNL/PIMCO       JNL/PPM America        America
                    International         Global Growth          Growth         Total Return         Balanced          High Yield
                   Index Portfolio          Portfolio          Portfolio       Bond Portfolio       Portfolio        Bond Portfolio
                 ---------------------  ------------------ ----------------  ----------------- ------------------- -----------------
 M&E CLASS

   2.570                    11.280249                   -                -                  -                   -                 -
   2.595                    11.274745                   -                -                  -                   -                 -
   2.650                            -            9.414598                -          12.610622                   -         13.915628
   2.800                            -                   -         7.690909          12.497363           18.663530         13.736486


PERSPECTIVE
 Standard Benefit           13.958057            9.749234         8.108315          10.843406           13.302192         11.407323
 Contract Enhancement
  Benefit                   13.882641            9.527187         7.946413          10.745002           11.641022         11.537175

JNLNY SEPARATE ACCOUNT - I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING AND NET ASSETS BY M&E CLASS (continued)
  The following is a summary of accumulation unit values as of December 31, 2003:



                    JNL/PPM America        JNL/PPM           JNL/Putnam        JNL/Putnam         JNL/Putnam       JNL/Putnam
                         Money         America Value          Equity         International      Midcap Growth     Value Equity
                   Market Portfolio      Portfolio          Portfolio       Equity Portfolio      Portfolio         Portfolio
                  ------------------- -----------------  -----------------  ----------------- ------------------ ----------------
   M&E CLASS

     1.250                 12.471394         14.557751          18.351886          11.904771           6.514304        18.547694
     1.400                 12.310865         14.525774          18.115540          11.751717           6.478866        18.319091
     1.500                 12.205318         14.512371                  -          11.650174                  -        18.161604
     1.550                         -                 -                  -                  -                  -                -
     1.600                         -         14.494045                  -                  -                  -                -
     1.645                         -                 -                  -                  -                  -                -
     1.650                 12.047829                 -                  -                  -                  -        17.927619
     1.670                 12.027066         14.481376                  -          11.480679                  -        17.896711
     1.700                         -         14.476072          17.652284                  -                  -        17.850326
     1.750                 11.944154         14.466855          17.576179          11.401051           6.396013        17.773468
     1.795                 11.897945         14.468972          17.508029          11.357861           6.385404        17.704543
     1.800                 11.892809         14.457726                  -          11.352505           6.384016        17.696271
     1.820                         -         14.445225                  -                  -                  -        17.666437
     1.850                         -         14.448771                  -          11.303701           6.372722        17.620560
     1.895                         -                 -                  -                  -                  -                -
     1.900                         -         14.439747                  -          11.254955                  -                -
     1.920                 11.770192         14.436109          17.320043                  -                  -        17.514445
     1.945                         -                 -                  -                  -                  -                -
     1.950                         -         14.430795                  -                  -                  -        17.469194
     1.960                 11.729853         14.428898          17.259643          11.196024           6.345902        17.453989
     1.970                         -         14.427059                  -                  -           6.344595        17.438974
     1.995                         -                 -                  -                  -                  -                -
     2.000                         -                 -                  -          11.158224           6.337663        17.393868
     2.020                         -         14.418040                  -                  -                  -                -
     2.050                         -         14.412276                  -          11.110049                  -                -
     2.095                 11.591042         14.404529          17.060171          11.066633                  -        17.251986
     2.100                         -                 -                  -                  -                  -                -
     2.145                         -                 -                  -          11.017900           6.303942                -
     2.150                         -         14.394618                  -          11.014531                  -        17.170017
     2.195                         -         14.386509                  -                  -                  -                -
     2.220                         -                 -                  -                  -                  -                -
     2.245                         -                 -                  -                  -                  -                -
     2.270                         -                 -                  -          10.901246                  -                -
     2.295                         -                 -                  -                  -                  -        16.956318
     2.300                 11.390147         14.367611          16.760848          10.872882           6.268156        16.949071
     2.310                         -                 -                  -                  -                  -                -
     2.320                         -                 -                  -                  -                  -                -
     2.350                         -                 -                  -                  -                  -                -
     2.395                         -                 -                  -                  -           6.246385                -
     2.450                 11.243546                 -                  -                  -                  -                -
     2.470                         -                 -                  -                  -                  -                -



                    JNL/S&P            JNL/S&P                                                             JNL/S&P Equity
                  Aggressive        Conservative       JNL/S&P Core      JNL/S&P Core     JNL/S&P Core       Aggressive
                    Growth             Growth            Index 50          Index 75         Index 100          Growth
                  Portfolio I        Portfolio I        Portfolio         Portfolio         Portfolio       Portfolio I
               ------------------  ----------------  ----------------- ----------------- ---------------- -----------------
   M&E CLASS

     1.250             11.516429         11.767229          10.016562                 -        10.318947         10.607104
     1.400             11.417449         11.666537                  -         10.152679        10.286131         10.520459
     1.500             11.352158         11.599806                  -                 -                -                 -
     1.550                     -         11.566803                  -                 -                -                 -
     1.600             11.287248         11.533522                  -                 -                -                 -
     1.645                     -         11.503806                  -                 -                -                 -
     1.650                     -         11.500522                  -                 -                -                 -
     1.670             11.242030         11.487330                  -         10.099096        10.231488         10.355472
     1.700             11.222718         11.467653                  -                 -        10.248444         10.337785
     1.750             11.190570         11.434787           9.918891                 -        10.215858                 -
     1.795             11.161738         11.405315           9.910283         10.074431        10.206602                 -
     1.800             11.158775         11.402062                  -                 -        10.205511                 -
     1.820             11.145848         11.389096           9.896781                 -        10.201385                 -
     1.850             11.126608         11.369436                  -                 -                -                 -
     1.895                     -                 -                  -                 -                -                 -
     1.900                     -                 -                  -                 -                -                 -
     1.920             11.082006         11.323898           9.886006                 -        10.181499         10.208606
     1.945             11.066423                 -                  -                 -                -                 -
     1.950                     -         11.303084                  -                 -                -                 -
     1.960             11.056606         11.297989           9.877967                 -        10.173521         10.185386
     1.970             11.050447         11.291501                  -                 -                -                 -
     1.995                     -                 -                  -                 -                -                 -
     2.000             11.031283         11.272083                  -                 -        10.165549                 -
     2.020             11.018892         11.259108                  -                 -                -                 -
     2.050             10.999819         11.239865           9.860335                 -        10.155506         10.132814
     2.095             10.971345         11.210875                  -                 -                -                 -
     2.100                     -         11.207683                  -                 -                -                 -
     2.145             10.939939         11.178808                  -                 -                -                 -
     2.150             10.936853         11.175669                  -                 -                -                 -
     2.195             10.908630         11.146857                  -                 -        10.126865         10.049415
     2.220                     -         11.130834                  -                 -                -                 -
     2.245                     -         11.114913                  -                 -                -                 -
     2.270                     -         11.098994           9.818384                 -                -                 -
     2.295                     -                 -                  -                 -                -                 -
     2.300             10.843087         11.079931                  -                 -        10.103550          9.999892
     2.310             10.836912         11.073577                  -                 -                -                 -
     2.320                     -                 -                  -                 -                -                 -
     2.350                     -                 -                  -                 -                -                 -
     2.395                     -                 -                  -                 -                -                 -
     2.450                     -         10.984935                  -                 -        10.068045                 -
     2.470             10.737921         10.972487                  -                 -        10.072370                 -

JNLNY SEPARATE ACCOUNT - I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING AND NET ASSETS BY M&E CLASS (continued)
  The following is a summary of accumulation unit values as of December 31, 2003:


                   JNL/PPM America        JNL/PPM           JNL/Putnam         JNL/Putnam        JNL/Putnam        JNL/Putnam
                         Money         America Value          Equity         International      Midcap Growth     Value Equity
                   Market Portfolio      Portfolio          Portfolio       Equity Portfolio      Portfolio         Portfolio
                  ------------------- -----------------  -----------------  ----------------- ------------------ ----------------
   M&E CLASS

     2.570                         -         14.319102                  -                  -                  -                -
     2.595                         -                 -                  -                  -                  -                -
     2.650                         -         14.281771                  -          10.548830           6.199157                -
     2.800                         -                 -                  -          10.413214           6.154228        16.232717


  PERSPECTIVE
   Standard Benefit        10.861879         14.525491           7.789277           8.758048           6.707728         9.210500
   Contract Enhancement
    Benefit                 9.830513         14.453730           7.550717           8.640287           7.301352         8.796199



                       JNL/S&P            JNL/S&P                                                             JNL/S&P Equity
                     Aggressive        Conservative       JNL/S&P Core      JNL/S&P Core     JNL/S&P Core       Aggressive
                       Growth             Growth            Index 50          Index 75         Index 100          Growth
                     Portfolio I        Portfolio I        Portfolio         Portfolio         Portfolio       Portfolio I
                  ------------------  ----------------  ----------------- ----------------- ---------------- -----------------
   M&E CLASS

     2.570                        -         10.909759                  -                 -                -                 -
     2.595                        -                 -                  -                 -                -                 -
     2.650                10.627667         10.864407                  -                 -                -                 -
     2.800                10.536610         10.766868                  -                 -                -                 -


  PERSPECTIVE
   Standard Benefit        9.620843         10.503592          13.526511         13.060454        12.575050          9.224957
   Contract Enhancement
    Benefit                9.055772          9.972317          13.447778         12.991655        12.509584          9.196695


JNLNY SEPARATE ACCOUNT - I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING AND NET ASSETS BY M&E CLASS (continued)
  The following is a summary of accumulation unit values as of December 31, 2003:


                                                                                                 JNL/Salomon
                                         JNL/S&P           JNL/S&P                                Brothers
                   JNL/S&P Equity       Moderate       Very Aggressive      JNL/Salomon        U.S. Government
                       Growth            Growth             Growth        Brothers Global         & Quality
                    Portfolio I        Portfolio I       Portfolio I       Bond Portfolio      Bond Portfolio
                  -----------------  ----------------  -----------------  -----------------  --------------------
   M&E CLASS

     1.250               10.373531         11.853609          11.110472          17.900578             15.415351
     1.400               10.284895         11.752139          11.015003          17.664106             15.216618
     1.500               10.226168         11.684907                  -          17.518717             15.086327
     1.550               10.197111         11.651426          10.920344                  -                     -
     1.600               10.167869         11.618073                  -          17.367943                     -
     1.645                       -         11.588113                  -                  -                     -
     1.650               10.138804         11.584821                  -          17.292866             14.892077
     1.670               10.127203         11.571516          10.845222          17.263143                     -
     1.700               10.109867         11.550406          10.831511          17.218995             14.827310
     1.750               10.080982         11.518567                  -          17.144247             14.763913
     1.795               10.055073         11.488868                  -          17.086607             14.706753
     1.800               10.052213         11.485602                  -          17.069990             14.700407
     1.820               10.040683         11.472206                  -          17.040664             14.675025
     1.850                       -         11.452703                  -          16.996795             14.636737
     1.895                       -         11.423188                  -                  -                     -
     1.900                       -                 -                  -                  -                     -
     1.920                9.983423         11.406818          10.690303          16.894378             14.548750
     1.945                9.969083         11.390480          10.674963          16.857973                     -
     1.950                       -                 -                  -          16.850800                     -
     1.960                9.967644         11.380692          10.665779          16.834485             14.497287
     1.970                       -         11.374176                  -          16.821609             14.486121
     1.995                       -                 -                  -                  -                     -
     2.000                9.937894         11.354617          10.641556          16.778788             14.448717
     2.020                       -         11.343357                  -                  -             14.423215
     2.050                9.909513         11.322185                  -          16.705823             14.386004
     2.095                       -         11.292952          10.580850          16.640985             14.330862
     2.100                       -                 -                  -                  -                     -
     2.145                       -         11.260578                  -          16.569315             14.268855
     2.150                9.852388         11.257316                  -                  -             14.262695
     2.195                9.827575         11.044068          10.522502          16.498183                     -
     2.220                       -                 -                  -                  -                     -
     2.245                       -         11.196195                  -          16.426797                     -
     2.270                9.785514         11.180164                  -          16.391338                     -
     2.295                       -                 -                  -                  -                     -
     2.300                9.773656         11.160944          10.483028          16.348924             14.079131
     2.310                9.763142         11.154544                  -                  -                     -
     2.320                       -                 -                  -                  -                     -
     2.350                       -                 -                  -                  -                     -
     2.395                       -                 -                  -                  -                     -
     2.450                9.685254         11.065369                  -          16.138601             13.898012
     2.470                       -                 -                  -                  -                     -



                  JNL/T. Rowe         JNL/T. Rowe      JNL/T. Rowe
              Price Established     Price Mid-Cap      Price Value
              Growth Portfolio     Growth Portfolio     Portfolio
             --------------------  ----------------- ----------------
   M&E CLASS

     1.250             24.109727          29.136326        11.699228
     1.400             23.799073          28.762784        11.634817
     1.500             23.594966          28.514060        11.592578
     1.550             23.492740                  -        11.571175
     1.600             23.391903          28.268820        11.549963
     1.645                     -          28.160139        11.531085
     1.650             23.291401          28.155018        11.528477
     1.670             23.250858          28.098595        11.520356
     1.700             23.190712          28.048796        11.507694
     1.750             23.090442          27.905282        11.486575
     1.795             23.001241          27.793850        11.467699
     1.800                     -          27.784825        11.465538
     1.820             22.951066          27.739245        11.456734
     1.850             22.892250          27.665477        11.444556
     1.895                     -                  -                -
     1.900             22.795044          27.545724                -
     1.920             22.754251          27.498400        11.415154
     1.945             22.705562                  -        11.404931
     1.950             22.695347          27.427153        11.402635
     1.960             22.669609          27.403833        11.395851
     1.970             22.656211          27.379881        11.394342
     1.995                     -                  -                -
     2.000             22.597427          27.309081        11.381701
     2.020             22.558664          27.261953        11.373378
     2.050             22.500138          27.191403        11.360795
     2.095             22.413007          27.086014        11.342141
     2.100                     -                  -                -
     2.145             22.316432          26.969250        11.321317
     2.150                     -          26.957501                -
     2.195             22.220258          26.852690        11.300578
     2.220                     -                  -                -
     2.245                     -                  -                -
     2.270             22.076801          26.680178        11.268858
     2.295                     -                  -        11.259213
     2.300             22.019597          26.610724        11.257149
     2.310                     -                  -                -
     2.320                     -                  -                -
     2.350                     -                  -                -
     2.395             21.839728                  -        11.217961
     2.450             21.736299          26.268101        11.195245
     2.470             21.698730          26.222657        11.187195


JNLNY SEPARATE ACCOUNT - I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING AND NET ASSETS BY M&E CLASS (continued)
  The following is a summary of accumulation unit values as of December 31, 2003:



                                                                                                 JNL/Salomon
                                         JNL/S&P           JNL/S&P                                Brothers
                   JNL/S&P Equity       Moderate       Very Aggressive      JNL/Salomon        U.S. Government
                       Growth            Growth             Growth        Brothers Global         & Quality
                    Portfolio I        Portfolio I       Portfolio I       Bond Portfolio      Bond Portfolio
                  -----------------  ----------------  -----------------  -----------------  --------------------
   M&E CLASS

     2.570                       -                 -                  -                  -                     -
     2.595                       -                 -                  -                  -                     -
     2.650                       -         10.939050          10.250512                  -             13.678008
     2.800                       -         10.845506          10.162512          15.657991                     -


  PERSPECTIVE
   Standard Benefit       9.151227         10.512174           8.672866          13.466195             12.328612
   Contract Enhancement
    Benefit               8.238884          9.392128           8.747131          12.242741             11.380473



                      JNL/T. Rowe         JNL/T. Rowe       JNL/T. Rowe
                   Price Established     Price Mid-Cap      Price Value
                   Growth Portfolio     Growth Portfolio     Portfolio
                  --------------------  ----------------- ----------------
   M&E CLASS

     2.570                  21.512152          25.997298                -
     2.595                          -                  -                -
     2.650                          -          25.806374        11.112484
     2.800                          -                  -        11.052515


  PERSPECTIVE
   Standard Benefit         10.581662          14.006614        11.475984
   Contract Enhancement
    Benefit                  8.890902           9.886902         9.892951


JNLNY SEPARATE ACCOUNT - I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING AND NET ASSETS BY M&E CLASS (continued)
  The following is a summary of accumulation units outstanding as of December 31, 2003:



                        JNL/AIM          JNL/AIM           JNL/AIM          JNL/Alger        JNL/Alliance       JNL/Curian
                       Large Cap      Premier Equity II   Small Cap           Growth           Capital              25
                    Growth Portfolio    Portfolio      Growth Portfolio     Portfolio      Growth Portfolio      Portfolio
                    ----------------  ---------------  ----------------  ----------------  -----------------  ----------------
    M&E CLASS

      1.250                     562                -             4,724               445              5,035             1,691
      1.400                   9,197            7,272            12,952             2,362              3,352            65,133
      1.500                     807                -             4,238               270                  -             2,398
      1.550                       -                -                 -                 -                  -                 -
      1.600                   1,013                -                 -                 -                  -             7,806
      1.645                       -                -                 -                 -                  -               447
      1.650                   1,581                -             1,225               232                  -             6,916
      1.670                   6,998                -            24,770             3,733                844             1,258
      1.700                   1,749                -             1,349               597                  -             1,225
      1.750                  14,143              190            13,267               333                146            16,129
      1.795                  17,518                -             4,873             7,974                431           115,991
      1.800                       -              535               458                 -                  -               317
      1.820                       -                -                68               494                833                 -
      1.850                   2,455              356             1,785               878              1,155             1,517
      1.895                       -                -                 -                 -                  -             1,776
      1.900                       -                -                 -                 -                  -                 -
      1.920                   2,990                -            10,371             4,684                  -            43,674
      1.945                       -                -                 -                 -                  -                 -
      1.950                       -                -                 -                 -                  -                 -
      1.960                  24,744            1,551            12,790             3,381              3,591           221,614
      1.970                     731                -                96               552                  -             3,375
      1.995                       -                -                 -                 -                  -                 -
      2.000                       -              241               783                 -                  -             3,380
      2.020                       -                -                 -             1,213                  -             2,777
      2.050                   1,523                -             1,372               983                  -             6,030
      2.095                       -                -                 -               300                480             5,435
      2.100                       -                -                 -                 -                  -                 -
      2.145                       -                -               193                 -                  -               124
      2.150                       -                -             3,542                 -              7,110             3,318
      2.195                     102                -                 -                66                  -             2,047
      2.220                       -                -                 -                 -                  -               837
      2.245                       -                -                 -                 -                  -                 -
      2.270                     212                -             1,015                 -              4,742             5,190
      2.295                       -                -                 -                 -                  -                 -
      2.300                       -              447             1,500                33              3,499               582
      2.310                       -                -                 -                 -                  -                 -
      2.320                       -                -                 -                 -                  -                 -
      2.350                       -                -                 -                 -                  -             1,346
      2.395                       -              947               394                 -                  -                 -
      2.450                     683            1,407               153               249             13,959             1,481
      2.470                       -                -                 -                 -                  -                 -



                                                                                 JNL/Curian
                      JNL/Curian          JNL/Curian          JNL/Curian          Enhanced          JNL/Curian        JNL/Curian
                    Communications      Consumer Brands         Energy         S&P 500 Stock         Financial          Global
                   Sector Portfolio    Sector Portfolio    Sector Portfolio   Index Portfolio    Sector Portfolio    15 Portfolio
                  -------------------  ------------------  ----------------- ------------------- ------------------ ----------------
    M&E CLASS

      1.250                        -                   -                  -               6,601                  -            2,425
      1.400                        -                   -                  -              16,254                  -            9,984
      1.500                        -                   -                  -                 455                  -            1,852
      1.550                        -                   -                  -                   -                  -                -
      1.600                        -                   -                  -               4,565                  -            5,684
      1.645                        -                   -                  -                   -                  -              437
      1.650                        -                   -                  -               1,665                  -            6,883
      1.670                        -                   -                  -               7,050                  -            3,780
      1.700                        -                   -                  -               3,418                  -              980
      1.750                        -                   -                  -              24,593                  -           14,171
      1.795                        -                   -                  -               1,220                986            3,143
      1.800                        -                   -                  -                 991                  -              438
      1.820                        -                   -                  -                   -                  -                -
      1.850                        -                   -                  -                   -                  -            2,617
      1.895                        -                   -                  -                   -                  -            1,930
      1.900                        -                   -                  -                   -                  -              746
      1.920                        -                   -                  -                   -                  -            1,566
      1.945                        -                   -                  -                   -                  -                -
      1.950                        -                   -                  -                   -                  -                -
      1.960                        -                   -                  -              17,072                  -           15,729
      1.970                        -                   -                  -                   -                  -            3,976
      1.995                        -                   -                  -                   -                  -              372
      2.000                        -                   -                  -                   -                  -              744
      2.020                        -                   -                  -               5,277                  -            2,320
      2.050                        -                   -                  -               3,743                  -            5,938
      2.095                        -                   -                  -               1,057                  -            4,299
      2.100                        -                   -                  -                   -                  -                -
      2.145                        -                   -                  -                   -                  -              125
      2.150                        -                   -                  -                   -                  -            2,629
      2.195                        -                   -                  -                   -                  -                1
      2.220                        -                   -                  -                   -                  -              889
      2.245                        -                   -                  -               1,420                  -                -
      2.270                        -                   -                  -                   -                  -            3,605
      2.295                        -                   -                  -                   -                  -              554
      2.300                        -                   -                  -               7,351                  -              587
      2.310                        -                   -                  -                   -                  -                -
      2.320                        -                   -                  -                   -                  -                -
      2.350                        -                   -                  -                   -                  -            1,317
      2.395                        -                   -                  -                   -                  -                -
      2.450                        -                   -                  -               2,872                  -              884
      2.470                        -                   -                  -                 677                  -                -


JNLNY SEPARATE ACCOUNT - I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING AND NET ASSETS BY M&E CLASS (continued)
  The following is a summary of accumulation units outstanding as of December 31, 2003:



                        JNL/AIM          JNL/AIM           JNL/AIM          JNL/Alger        JNL/Alliance       JNL/Curian
                       Large Cap      Premier Equity II   Small Cap           Growth           Capital              25
                    Growth Portfolio    Portfolio      Growth Portfolio     Portfolio      Growth Portfolio      Portfolio
                    ----------------  ---------------  ----------------  ----------------  -----------------  ----------------
    M&E CLASS

      2.570                       -                -                 -                 -                  -               628
      2.595                       -                -                 -                 -                  -               550
      2.650                     284                -               848               623                  -                 -
      2.800                       -                -             2,065                 -                  -                 -


   PERSPECTIVE
   Standard Benefit          27,037           10,713            80,765           666,137            258,617             7,489
   Contract Enhancement
     Benefit                 21,915           21,424            47,917            58,546             78,722             2,853
                    ----------------  ---------------  ----------------  ----------------  -----------------  ----------------

      Total                 136,244           45,083           233,513           754,085            382,516           535,334
                    ================  ===============  ================  ================  =================  ================


                                                                                   JNL/Curian
                      JNL/Curian          JNL/Curian          JNL/Curian          Enhanced          JNL/Curian        JNL/Curian
                    Communications      Consumer Brands         Energy         S&P 500 Stock         Financial          Global
                   Sector Portfolio    Sector Portfolio    Sector Portfolio   Index Portfolio    Sector Portfolio    15 Portfolio
                  -------------------  ------------------  ----------------- ------------------- ------------------ ----------------
  M&E CLASS

    2.570                          -                   -                  -                   -                  -              272
    2.595                          -                   -                  -                   -                  -              238
    2.650                          -                   -                  -                 176                  -                -
    2.800                          -                   -                  -                   -                  -                -


 PERSPECTIVE
 Standard Benefit                  -                   -                  -              14,618                102            3,378
 Contract Enhancement
   Benefit                         -                   -                  -              12,174              1,220            5,214
                  -------------------  ------------------  ----------------- ------------------- ------------------ ----------------

    Total                          -                   -                  -             133,249              2,308          109,707
                  ===================  ==================  ================= =================== ================== ================

JNLNY SEPARATE ACCOUNT - I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING AND NET ASSETS BY M&E CLASS (continued)
  The following is a summary of accumulation units outstanding as of December 31, 2003:


                        JNL/Curian
                     Pharmaceutical/       JNL/Curian          JNL/Curian        JNL/Curian       JNL/Curian        JNL/Curian
                       Healthcare        S&P 400 MidCap         S&P 500          Small-Cap         Small Cap        Technology
                    Sector Portfolio     Index Portfolio    Index Portfolio      Portfolio      Index Portfolio   Sector Portfolio
                   -------------------- ------------------  ----------------------------------  ----------------  ----------------
    M&E CLASS

      1.250                          -             17,880              7,362           11,859             7,375                 -
      1.400                          -             10,172             31,554           44,869             9,302                 -
      1.500                          -              1,240              1,467            1,425               225                 -
      1.550                          -                  -              1,687                -                 -                 -
      1.600                          -              3,582             12,253            4,118             2,580                 -
      1.645                          -              5,103              8,884              351             5,104                 -
      1.650                          -                698                764            5,961               769                 -
      1.670                          -              2,120              2,138            3,517               356                 -
      1.700                          -                983                530              318               360                 -
      1.750                          -             28,009             57,273           12,056            26,006                 -
      1.795                      1,262             12,046             48,171           75,226            15,967                 -
      1.800                          -                977              3,386              359               474                 -
      1.820                          -                  -             21,112                -                 -                 -
      1.850                          -                461              5,109            1,981             1,701                 -
      1.895                          -                  -                  -            1,488                 -                 -
      1.900                          -              2,814              8,334                -             1,407                 -
      1.920                          -              1,685              2,766           29,330             1,567                 -
      1.945                          -                463                543                -               461                 -
      1.950                          -                  -                  -                -                 -                 -
      1.960                          -             50,491             78,163          145,497            52,219                 -
      1.970                          -                  3                  -            2,809               256                 -
      1.995                          -                  -                  -              273                 -                 -
      2.000                          -                  -                278            1,151               394                 -
      2.020                          -              1,796              3,208            1,509               646                 -
      2.050                          -                  -                846            4,792               209                 -
      2.095                          -                 20              1,336            3,797                20                 -
      2.100                          -                  -                  -                -                 -                 -
      2.145                          -              1,072             14,309            1,073             1,076                 -
      2.150                          -                  -              1,883            2,933                 -                 -
      2.195                          -                  -              5,505                -                 -                 -
      2.220                          -                  -                  -              680                 -                 -
      2.245                          -                186                  -              262                 -                 -
      2.270                          -             14,231             24,006            1,906            13,282                 -
      2.295                          -                  -                  -                -                 -                 -
      2.300                          -              5,007             19,275            1,045             4,242                 -
      2.310                          -                  -                  -                -                 -                 -
      2.320                          -                  -                  -                -                 -                 -
      2.350                          -                  -                  -            1,063                 -                 -
      2.395                          -                  -                924                -                 -                 -
      2.450                          -              1,448              2,190            2,349             7,211                 -
      2.470                          -                  -                  -                -                 -                 -



                  JNL/Curian         JNL/Curian        JNL/Eagle         JNL/Eagle          JNL/Janus         JNL/Janus
                 The Dow SM          The S&P(R)         Core Equity        SmallCap          Aggressive         Balanced
                10 Portfolio       10 Portfolio       Portfolio      Equity Portfolio   Growth Portfolio      Portfolio
              ------------------  ---------------- -----------------------------------  -----------------  ----------------
    M&E CLASS

      1.250               1,023             1,513             2,322               614                  -             1,097
      1.400              71,946            84,898             7,762             3,361                474            17,558
      1.500               2,324             3,085             1,614                25                  -               749
      1.550                   -                 -                 -                 -                  -                 -
      1.600               8,201             8,627                 -                 -                449             1,089
      1.645                 427               494                 -                 -                  -                 -
      1.650               6,526             7,485               482                 -                  -             1,749
      1.670               1,245               617             2,636               823                  -             4,491
      1.700              21,525             2,116             1,126                 -                  -             1,750
      1.750              15,692            19,144             4,392             2,791                  -            20,174
      1.795              98,079           173,128            14,615                 7                357            27,592
      1.800                 302               223               216                 -                  -             3,006
      1.820                   -                 -               209                47                  -                 -
      1.850               1,462             3,472             2,630               364                  -             1,289
      1.895               1,714             2,105                 -                 -                  -                 -
      1.900                 342                 -                 -                 -                  -                 -
      1.920              37,014            64,957             4,072                 -                 95             3,044
      1.945               3,159                 -                 -                 -                  -                 -
      1.950                   -                 -                 -                 -                  -                 -
      1.960             271,902           323,680             3,630            10,078                508            33,497
      1.970               4,524             3,897               818                66                  -               677
      1.995                   -                 -                 -                 -                  -                 -
      2.000               5,333             1,623                 -                 -                  -                 -
      2.020               1,059             5,034                 -               598                  -                 -
      2.050               6,232             5,426                 -                 -                  -               342
      2.095               5,794             6,905                36                 -                107             2,060
      2.100                   -                 -                 -                 -                  -                 -
      2.145                 114               132             1,492             1,744                  -             6,125
      2.150               2,499             3,036               220             2,431                  -                99
      2.195               4,770                56               133                 -                  -               112
      2.220                 813               983                 -                 -                  -                 -
      2.245                   -                 -                 -                 -                  -                 -
      2.270               5,059             6,088                 -                 -                  -               239
      2.295                   -                 -                 -               210                  -                 -
      2.300               2,222             1,227             1,251             1,091                  -             6,393
      2.310                   -                 -                 -                 -                  -                 -
      2.320                   -                 -                 -                 -                  -                 -
      2.350               1,288             1,484                 -                 -                  -             4,414
      2.395                   -                 -                 -                 -                  -                 -
      2.450               6,515             1,014                 -             2,728                  -             1,477
      2.470                   -                 -                 -                 -                  -                 -

JNLNY SEPARATE ACCOUNT - I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING AND NET ASSETS BY M&E CLASS (continued)
  The following is a summary of accumulation units outstanding as of December 31, 2003:


                       JNL/Curian
                     Pharmaceutical/       JNL/Curian          JNL/Curian        JNL/Curian       JNL/Curian        JNL/Curian
                       Healthcare        S&P 400 MidCap         S&P 500          Small-Cap         Small Cap        Technology
                    Sector Portfolio     Index Portfolio    Index Portfolio      Portfolio      Index Portfolio   Sector Portfolio
                   -------------------- ------------------  ----------------------------------  ----------------  ----------------
    M&E CLASS

      2.570                          -              1,045              2,192            1,958               516                 -
      2.595                          -                913              1,915                -               451                 -
      2.650                          -              1,762                204              951               558                 -
      2.800                          -              1,892              2,265              435             1,943                 -


   PERSPECTIVE
   Standard Benefit                122              6,201             42,149           26,923            61,214                 -
   Contract Enhancement
     Benefit                     1,976              8,432             17,891            2,541             9,982                 -
                   -------------------- ------------------  -----------------  ---------------  ----------------  ----------------

      Total                      3,360            182,732            431,872          396,805           227,873                 -
                   ==================== ==================  =================  ===============  ================  ================


                      JNL/Curian         JNL/Curian        JNL/Eagle         JNL/Eagle          JNL/Janus          JNL/Janus
                      The Dow SM          The S&P(R)         Core Equity        SmallCap          Aggressive         Balanced
                     10 Portfolio       10 Portfolio       Portfolio      Equity Portfolio   Growth Portfolio      Portfolio
                   ------------------  ---------------- -----------------------------------  -----------------  ----------------
    M&E CLASS

      2.570                      730             1,344                 -                 -                  -                 -
      2.595                      637             1,178                 -                 -                  -                 -
      2.650                        -                 -                 -                 -                  -                 -
      2.800                        -                 -               548             1,807                  -             5,605


   PERSPECTIVE
   Standard Benefit            7,356             9,522           134,332           176,408            754,444           247,035
   Contract Enhancement
     Benefit                  26,327             4,260            88,510            45,774             48,332           124,109
                   ------------------  ---------------- ----------------- -----------------  -----------------  ----------------

      Total                  624,155           748,753           273,046           250,967            804,766           515,772
                   ==================  ================ ================= =================  =================  ================


JNLNY SEPARATE ACCOUNT - I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING AND NET ASSETS BY M&E CLASS (continued)
  The following is a summary of accumulation units outstanding as of December 31, 2003:



                                                                                                             JNL/Mellon Capital
                      JNL/Janus         JNL/Janus        JNL/JPMorgan      JNL/Lazard         JNL/Lazard        Management
                   Capital Growth    Global Equities    International        Mid Cap          Small Cap         Bond Index
                      Portfolio         Portfolio      Value Portfolio   Value Portfolio   Value Portfolio       Portfolio
                   ----------------  ----------------  ----------------- ----------------  ----------------- ------------------
   M&E CLASS

     1.250                   3,205                 -                470              394                431                  -
     1.400                   1,384                 -              3,805            5,284              9,332              4,171
     1.500                       -                 -                  -            2,429              2,931                719
     1.550                       -                 -                  -                -                  -                  -
     1.600                       -                 -                  -              957                  -              5,062
     1.645                       -                 -                  -                -                  -                  -
     1.650                       -                 -                  -            1,109                  -                  -
     1.670                       -                 -              6,757           23,113             24,282                 38
     1.700                     518                 -                255            1,870              2,134                  -
     1.750                       -                 -              7,743            7,631              3,475                397
     1.795                     453                 -              1,943            9,088             12,058              7,501
     1.800                       -                 -                  -                -                331                238
     1.820                       -                 -                  -              673                 61                  -
     1.850                       -                 -                130            2,184                988              3,172
     1.895                       -                 -                  -                -                  -                  -
     1.900                      75                 -                  -              622                892              1,399
     1.920                       -                 -                  -            7,424              9,299              1,433
     1.945                       -                 -                806              102                  -                  -
     1.950                       -                 -                  -                -                  -                  -
     1.960                      64                 -              2,176            7,619             13,254                 16
     1.970                       -                 -                  -              791                310                  -
     1.995                       -                 -                  -                -                  -                  -
     2.000                     279                 -              1,219              110              1,164                  -
     2.020                       -                 -              2,093            2,785                814                  -
     2.050                     188                 -                  -            1,387              2,133                  -
     2.095                     443                 -              1,460            2,419              2,485                825
     2.100                       -                 -                  -                -                  -                  -
     2.145                       -                 -                  -              181              1,517                  -
     2.150                       -                 -                211            1,536                722                  -
     2.195                       -                 -                  -               46                 67                  -
     2.220                       -                 -                  -                -                  -                  -
     2.245                       -                 -                  -                -                  -                  -
     2.270                       -                 -                  -              817                907             13,688
     2.295                       -                 -                  -              515                  -                  -
     2.300                       -                 -              3,929            2,064              3,790              2,674
     2.310                       -                 -                  -                -                  -                  -
     2.320                       -                 -                  -                -                  -                  -
     2.350                       -                 -                  -                -                  -                  -
     2.395                       -                 -                  -                -                  -                  -
     2.450                       -                 -                  -            1,586              2,079                  -
     2.470                       -                 -                  -                -                  -                  -



               JNL/Mellon Capital                                                                                    JNL/PPM
                  Management         JNL/Oppenheimer    JNL/Oppenheimer        JNL/PIMCO      JNL/PPM America        America
                 International        Global Growth          Growth          Total Return         Balanced          High Yield
                Index Portfolio         Portfolio          Portfolio        Bond Portfolio       Portfolio        Bond Portfolio
              --------------------  ------------------  -----------------  ------------------ -----------------  -----------------
   M&E CLASS

     1.250                      -               3,436                  -               8,106             1,449              1,204
     1.400                    843              11,715              8,474              33,417             8,588             41,576
     1.500                    227                 643                  -               5,099               720              1,529
     1.550                      -                   -                  -                   -                 -                  -
     1.600                  2,184               1,082                  -                 640                 -                853
     1.645                  2,424                   -                  -                   -               162                108
     1.650                    364                 347                  -               3,943             1,020                398
     1.670                      -               7,196                 49              15,407             3,294              3,605
     1.700                      -               1,403              1,007               8,556             3,591              3,483
     1.750                 18,842               6,967              8,354               9,226             5,176             14,443
     1.795                  1,906              18,112              2,379              49,150            10,602             45,239
     1.800                      -                 171                  -               3,950             1,028              1,617
     1.820                      -               1,518              1,423               9,667               691             14,966
     1.850                    742               1,819                601               2,193               733                984
     1.895                      -                   -                  -                   -                 -                  -
     1.900                  1,447                 141                  -                   -                65                  -
     1.920                  1,684               3,189                261              14,332             3,555             13,177
     1.945                      -                   -                  -                   -                 -             14,840
     1.950                      -                   -                  -                   -                 -                  -
     1.960                  4,428               6,284              1,747              37,815            14,714             66,829
     1.970                      -                   -                  -               2,663               230              2,173
     1.995                      -                   -                  -                   -                 -                  -
     2.000                      -                   -                957               4,212             1,580              1,785
     2.020                    925               1,629                  -                 838               639                651
     2.050                  1,158               1,676                  -               3,054               796              3,324
     2.095                     20               1,263                870               5,139               396              5,848
     2.100                      -                   -                  -                   -                 -                  -
     2.145                  1,166                 873                906              38,705            17,863             10,085
     2.150                      -                   -                  -               8,994               364              3,325
     2.195                      -                 110                  -               1,911               901                 71
     2.220                      -                   -                  -                   -                 -                  -
     2.245                      -                   -                  -                 789                 -              6,059
     2.270                 14,288               3,503                272               1,612                 -                 72
     2.295                      -                   -                  -                   -                 -                  -
     2.300                  1,449               3,545                429              43,472             1,073             30,070
     2.310                      -                   -                  -                   -                 -                  -
     2.320                      -                   -                  -               4,812                 -                  -
     2.350                      -                   -                  -                   -                 -              2,787
     2.395                      -                   -                  -                   -               225                  -
     2.450                    503               4,710              2,245              18,064               995             87,439
     2.470                      -                   -                  -                 379                 -                  -

JNLNY SEPARATE ACCOUNT - I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING AND NET ASSETS BY M&E CLASS (continued)
  The following is a summary of accumulation units outstanding as of December 31, 2003:


                                                                                                             JNL/Mellon Capital
                      JNL/Janus         JNL/Janus        JNL/JPMorgan      JNL/Lazard         JNL/Lazard        Management
                   Capital Growth    Global Equities    International        Mid Cap          Small Cap         Bond Index
                      Portfolio         Portfolio      Value Portfolio   Value Portfolio   Value Portfolio       Portfolio
                   ----------------  ----------------  ----------------- ----------------  ----------------- ------------------
   M&E CLASS

     2.570                       -                 -                  -                -                  -                  -
     2.595                       -                 -                  -                -                  -                  -
     2.650                       -                 -                421              255                242                459
     2.800                       -                 -                865            2,110              1,273                  -


  PERSPECTIVE
   Standard Benefit        614,466           420,420             15,657           25,318            112,603              3,591
   Contract Enhancement
    Benefit                 73,598                 -             19,293           41,555             46,586              7,832
                   ----------------  ----------------  ----------------- ----------------  ----------------- ------------------

      Total                694,673           420,420             69,233          153,974            256,160             53,215
                   ================  ================  ================= ================  ================= ==================



                  JNL/Mellon Capital                                                                                   JNL/PPM
                      Management         JNL/Oppenheimer    JNL/Oppenheimer        JNL/PIMCO      JNL/PPM America        America
                     International        Global Growth          Growth          Total Return         Balanced          High Yield
                    Index Portfolio         Portfolio          Portfolio        Bond Portfolio       Portfolio        Bond Portfolio
                  --------------------  ----------------  -----------------  ------------------ -----------------  -----------------
  M&E CLASS

    2.570                         740                 -                  -                   -                 -                  -
    2.595                         649                 -                  -                   -                 -                  -
    2.650                           -                17                  -               2,069                 -              1,604
    2.800                           -                 -                 36               4,815             1,871              1,635


 PERSPECTIVE
  Standard Benefit                108            86,668             20,888             244,216           380,983            329,149
  Contract Enhance
   Benefit                      1,567            79,775             34,444             159,976           130,475            189,123
                  --------------------  ----------------  -----------------  ------------------ -----------------  -----------------

     Total                     57,664           247,792             85,342             747,221           593,779            900,051
                  ====================  ================  =================  ================== =================  =================


JNLNY SEPARATE ACCOUNT - I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING AND NET ASSETS BY M&E CLASS (continued)
  The following is a summary of accumulation units outstanding as of December 31, 2003:


                    JNL/PPM America        JNL/PPM           JNL/Putnam        JNL/Putnam         JNL/Putnam       JNL/Putnam
                         Money          America Value          Equity        International      Midcap Growth     Value Equity
                   Market Portfolio       Portfolio          Portfolio     Equity Portfolio       Portfolio         Portfolio
                  ------------------- ------------------  ---------------- ------------------  ----------------- ----------------
   M&E CLASS

     1.250                         -              1,331               257                  -              1,510                1
     1.400                     5,123              2,385             2,703              2,480             16,099            9,820
     1.500                       105                504                 -                 75                  -              398
     1.550                         -                  -                 -                  -                  -                -
     1.600                         -                830                 -                  -                  -                -
     1.645                         -                  -                 -                  -                  -                -
     1.650                     2,535                  -                 -                  -                  -              435
     1.670                     4,696              2,018                 -                842                  -            2,319
     1.700                         -                245                 -                  -                  -            1,583
     1.750                     1,042              3,841             1,574                685             25,544            1,267
     1.795                     4,853              7,453                 -                352              1,755            6,369
     1.800                     9,767                543                 -              1,774              1,264              444
     1.820                         -                 31                 -                  -                  -              751
     1.850                         -              1,771                 -                830                318            1,163
     1.895                         -                  -                 -                  -                  -                -
     1.900                         -              1,550                 -                415                  -                -
     1.920                         -              2,853             1,258                  -                  -            2,639
     1.945                         -                  -                 -                  -                  -                -
     1.950                         -                  -                 -                  -                  -                -
     1.960                     2,678             32,852               121              1,385              1,824            1,438
     1.970                         -                452                 -                  -                420              369
     1.995                         -                  -                 -                  -                  -                -
     2.000                         -                  -                 -                794                406            1,988
     2.020                         -                971                 -                  -                  -                -
     2.050                         -                642                 -              1,733                  -                -
     2.095                       119                876             1,122                286                  -              351
     2.100                         -                  -                 -                  -                  -                -
     2.145                         -                  -                 -                142                333                -
     2.150                         -              1,872                 -              4,000                  -            2,243
     2.195                         -                 72                 -                  -                  -                -
     2.220                         -                  -                 -                  -                  -                -
     2.245                         -                  -                 -                  -                  -                -
     2.270                         -                  -                 -                 80                  -                -
     2.295                         -                  -                 -                  -                  -              517
     2.300                     1,049              2,275                 -              1,862              1,690            2,035
     2.310                         -                  -                 -                  -                  -                -
     2.320                         -                  -                 -                  -                  -                -
     2.350                         -                  -                 -                  -                  -                -
     2.395                         -                  -                 -                  -                691                -
     2.450                         -                  -                 -                  -                  -                -
     2.470                         -                  -                 -                  -                  -                -



                    JNL/S&P            JNL/S&P                                                             JNL/S&P Equity
                  Aggressive        Conservative      JNL/S&P Core      JNL/S&P Core      JNL/S&P Core       Aggressive
                    Growth             Growth           Index 50          Index 75          Index 100          Growth
                  Portfolio I        Portfolio I        Portfolio         Portfolio         Portfolio       Portfolio I
               ------------------  ----------------  ----------------  ----------------  ----------------  ---------------
   M&E CLASS

     1.250                 2,634             3,946            14,754                 -             3,193            6,722
     1.400                49,262           127,917                 -               558               675            3,546
     1.500                17,618             5,622                 -                 -                 -                -
     1.550                     -               282                 -                 -                 -                -
     1.600                   471            13,483                 -                 -                 -                -
     1.645                     -             2,096                 -                 -                 -                -
     1.650                     -            14,456                 -                 -                 -                -
     1.670                62,067            69,185                 -               401             5,832              505
     1.700                 6,876            21,620                 -                 -                11           10,135
     1.750                13,771            48,504             5,278                 -             5,287                -
     1.795                23,221            49,996               327             1,185             6,618                -
     1.800                   196             9,767                 -                 -             3,610                -
     1.820                 1,477             5,888                44                 -             2,102                -
     1.850                19,026             5,518                 -                 -                 -                -
     1.895                     -                 -                 -                 -                 -                -
     1.900                     -                 -                 -                 -                 -                -
     1.920                19,848            20,113               834                 -             9,978            1,690
     1.945                   126                 -                 -                 -                 -                -
     1.950                     -                15                 -                 -                 -                -
     1.960                 9,039           105,765             1,050                 -                 -           27,753
     1.970                    70             7,607                 -                 -                 -                -
     1.995                     -                 -                 -                 -                 -                -
     2.000                36,362             3,441                 -                 -            10,288                -
     2.020                    51                99                 -                 -                 -                -
     2.050                 1,233             9,468             1,166                 -               494              328
     2.095                 3,487            27,367                 -                 -                 -                -
     2.100                     -             9,302                 -                 -                 -                -
     2.145                 4,063            29,948                 -                 -                 -                -
     2.150                   418               654                 -                 -                 -                -
     2.195                   629             2,071                 -                 -               102              685
     2.220                     -               290                 -                 -                 -                -
     2.245                     -            11,015                 -                 -                 -                -
     2.270                     -             3,644             6,275                 -                 -                -
     2.295                     -                 -                 -                 -                 -                -
     2.300                 7,228            74,525                 -                 -             1,382              176
     2.310                 2,285             2,222                 -                 -                 -                -
     2.320                     -                 -                 -                 -                 -                -
     2.350                     -                 -                 -                 -                 -                -
     2.395                     -                 -                 -                 -                 -                -
     2.450                     -            12,415                 -                 -               281                -
     2.470                   454             7,437                 -                 -               483                -

JNLNY SEPARATE ACCOUNT - I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING AND NET ASSETS BY M&E CLASS (continued)
  The following is a summary of accumulation units outstanding as of December 31, 2003:



                   JNL/PPM America         JNL/PPM          JNL/Putnam        JNL/Putnam          JNL/Putnam       JNL/Putnam
                         Money          America Value          Equity        International      Midcap Growth     Value Equity
                   Market Portfolio       Portfolio          Portfolio     Equity Portfolio       Portfolio         Portfolio
                  ------------------- ------------------  ---------------- ------------------  ----------------- ----------------
   M&E CLASS

     2.570                         -              8,643                 -                  -                  -                -
     2.595                         -                  -                 -                  -                  -                -
     2.650                         -                849                 -                602                275                -
     2.800                         -                  -                 -              1,427              4,219            1,263


  PERSPECTIVE
   Standard Benefit          146,087              2,607           383,136            208,916             77,351          551,265
   Contract Enhancement
    Benefit                   40,417              1,061            36,785             39,173             65,062          135,360
                  ------------------- ------------------  ---------------- ------------------  ----------------- ----------------

     Total                   218,471             78,527           426,956            267,853            198,761          724,018
                  =================== ==================  ================ ==================  ================= ================


                       JNL/S&P            JNL/S&P                                                             JNL/S&P Equity
                     Aggressive        Conservative      JNL/S&P Core      JNL/S&P Core      JNL/S&P Core       Aggressive
                       Growth             Growth           Index 50          Index 75          Index 100          Growth
                     Portfolio I        Portfolio I        Portfolio         Portfolio         Portfolio       Portfolio I
                  ------------------  ----------------  ----------------  ----------------  ----------------  ---------------
   M&E CLASS

     2.570                        -               794                 -                 -                 -                -
     2.595                        -                 -                 -                 -                 -                -
     2.650                   16,176             7,876                 -                 -                 -                -
     2.800                      802             2,872                 -                 -                 -                -


  PERSPECTIVE
   Standard Benefit         336,554           713,186             4,967             2,692               609          126,813
   Contract Enhancement
    Benefit                 104,909           337,862             1,365               413                25           34,778
                  ------------------  ----------------  ----------------  ----------------  ----------------  ---------------

     Total                  740,353         1,768,268            36,060             5,249            50,970          213,131
                  ==================  ================  ================  ================  ================  ===============

JNLNY SEPARATE ACCOUNT - I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING AND NET ASSETS BY M&E CLASS (continued)
  The following is a summary of accumulation units outstanding as of December 31, 2003:


                                                                                                 JNL/Salomon
                                           JNL/S&P            JNL/S&P                              Brothers
                    JNL/S&P Equity         Moderate       Very Aggressive     JNL/Salomon      U.S. Government
                        Growth              Growth            Growth        Brothers Global        & Quality
                      Portfolio I        Portfolio I        Portfolio I     Bond Portfolio      Bond Portfolio
                   ------------------  -----------------  ---------------- ------------------ -------------------
    M&E CLASS

      1.250                   21,512             21,954            10,926                821                 503
      1.400                   17,317            312,141            20,703              6,812              16,886
      1.500                    1,103              6,980                 -                484               2,244
      1.550                      327                226                 -                  -                   -
      1.600                   42,695             30,570                 -                294                   -
      1.645                        -              2,498                 -                  -                   -
      1.650                    1,232              2,589                 -                346               1,195
      1.670                   30,273             15,265               858              2,713                   -
      1.700                    8,195             24,416               148              1,252               1,691
      1.750                   15,545            159,605                 -              3,657               5,863
      1.795                  271,060            121,228                 -             10,695               6,931
      1.800                   18,937             10,502                 -                141               2,163
      1.820                      551              1,234                 -                416              17,279
      1.850                        -              6,372                 -                290               2,336
      1.895                        -             10,312                 -                  -                   -
      1.900                        -                  -                 -                  -                   -
      1.920                  143,679             10,022             1,615              4,750               1,558
      1.945                      392              2,372                 -                605                   -
      1.950                        -                  -                 -                  -                   -
      1.960                  643,257            197,777             2,283             19,998               3,713
      1.970                        -              3,281                 -                745                 698
      1.995                        -                  -                 -                  -                   -
      2.000                        -             77,136               164                159                 916
      2.020                        -              5,444                 -                  -                  75
      2.050                    1,497              2,475                 -                447                 370
      2.095                        -             10,419                98              1,243               4,287
      2.100                        -                  -                 -                  -                   -
      2.145                        -             50,743                 -              7,691               5,255
      2.150                       83              1,489                 -                  -               7,475
      2.195                    5,648              3,990               654                 62                   -
      2.220                        -                  -                 -                  -                   -
      2.245                        -              7,023                 -              4,933                   -
      2.270                   22,031             14,759                 -                705                   -
      2.295                        -                  -                 -                  -                   -
      2.300                      110            121,341             6,651              3,591              22,447
      2.310                    2,543              2,212                 -                  -                   -
      2.320                        -                  -                 -                  -                   -
      2.350                        -                  -                 -                  -                   -
      2.395                        -                  -                 -                  -                   -
      2.450                        -              9,654                 -              2,016               1,034
      2.470                        -                  -                 -                  -                   -



                      JNL/T. Rowe         JNL/T. Rowe      JNL/T. Rowe
                  Price Established     Price Mid-Cap      Price Value
                  Growth Portfolio     Growth Portfolio     Portfolio
                 --------------------  ----------------  ----------------
    M&E CLASS

      1.250                      952             8,273             5,360
      1.400                    6,088             5,957            22,534
      1.500                      467             2,026             1,739
      1.550                      162                 -               721
      1.600                      213                 -             1,814
      1.645                        -                59               149
      1.650                      791                35             3,598
      1.670                    1,471            10,946             7,846
      1.700                    1,470               898            10,689
      1.750                    1,097             4,327            12,454
      1.795                   11,333             6,035            25,104
      1.800                        -                 -             3,048
      1.820                       34               417               449
      1.850                    1,116               587             3,430
      1.895                        -                 -                 -
      1.900                      838                62                 -
      1.920                    2,804             6,757             4,657
      1.945                      292                 -               124
      1.950                        -                 -                 -
      1.960                    9,108            10,170            22,163
      1.970                      575                28               247
      1.995                        -                 -                 -
      2.000                      660               243             3,028
      2.020                      508               124             1,333
      2.050                      825               763             6,154
      2.095                    1,024             1,010             4,802
      2.100                        -                 -                 -
      2.145                      743               926             2,884
      2.150                        -             1,028                 -
      2.195                    1,866                23             2,551
      2.220                        -                 -                 -
      2.245                        -                 -                 -
      2.270                    1,503             2,895             2,507
      2.295                        -                 -               779
      2.300                    2,183             1,527             9,086
      2.310                        -                 -                 -
      2.320                        -                 -                 -
      2.350                        -                 -                 -
      2.395                      402                 -               396
      2.450                    1,463             3,018             3,343
      2.470                      347               283               676

JNLNY SEPARATE ACCOUNT - I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING AND NET ASSETS BY M&E CLASS (continued)
  The following is a summary of accumulation units outstanding as of December 31, 2003:



                                                                                                 JNL/Salomon
                                           JNL/S&P            JNL/S&P                              Brothers
                    JNL/S&P Equity         Moderate       Very Aggressive     JNL/Salomon      U.S. Government
                        Growth              Growth            Growth        Brothers Global        & Quality
                      Portfolio I        Portfolio I        Portfolio I     Bond Portfolio      Bond Portfolio
                   ------------------  -----------------  ---------------- ------------------ -------------------
    M&E CLASS

      2.570                        -                  -                 -                  -                   -
      2.595                        -                  -                 -                  -                   -
      2.650                        -             12,080               434                  -                 905
      2.800                        -                803             3,362              1,126                   -


   PERSPECTIVE
   Standard Benefit          518,314            856,656           103,383            140,087             360,386
   Contract Enhancement
     Benefit                 809,310            815,120            48,907            108,509             172,311
                   ------------------  -----------------  ---------------- ------------------ -------------------

      Total                2,575,611          2,930,688           200,186            324,588             638,521
                   ==================  =================  ================ ================== ===================


                       JNL/T. Rowe         JNL/T. Rowe       JNL/T. Rowe
                    Price Established     Price Mid-Cap      Price Value
                    Growth Portfolio     Growth Portfolio     Portfolio
                   --------------------  ----------------  ----------------
    M&E CLASS

      2.570                      3,597             2,957                 -
      2.595                          -                 -                 -
      2.650                          -               431               909
      2.800                          -                 -             1,887


   PERSPECTIVE
   Standard Benefit            353,669           438,725           178,918
   Contract Enhancement
     Benefit                   108,861           125,900           173,995
                   --------------------  ----------------  ----------------

      Total                    516,462           636,430           519,374
                   ====================  ================  ================


JNLNY SEPARATE ACCOUNT - I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING AND NET ASSETS BY M&E CLASS (continued)
  The following is a summary of accumulation units outstanding as of December 31, 2003:




                        JNL/AIM           JNL/AIM            JNL/AIM          JNL/Alger       JNL/Alliance      JNL/Curian
                        Large Cap     Premier Equity II     Small Cap           Growth          Capital             25
                    Growth Portfolio     Portfolio       Growth Portfolio     Portfolio     Growth Portfolio     Portfolio
                    ----------------- -----------------  ----------------  ---------------- ----------------- ----------------
    M&E CLASS

      1.250                  $ 5,815               $ -          $ 53,652           $ 7,588          $ 48,118         $ 22,682
      1.400                   94,848            68,620           146,644            39,810            31,757          873,585
      1.500                    8,303                 -            47,880             4,511                 -           32,056
      1.550                        -                 -                 -                 -                 -                -
      1.600                   10,405                 -                 -                 -                 -          104,190
      1.645                        -                 -                 -                 -                 -            5,968
      1.650                   16,220                 -            13,790             3,825                 -           92,243
      1.670                   71,741                 -           278,796            61,528             7,873           16,775
      1.700                   17,916                 -            15,173             9,824                 -           16,332
      1.750                  144,751             1,781           149,065             5,456             1,358          214,821
      1.795                  179,117                 -            54,703           130,088             3,990        1,543,902
      1.800                        -             5,003             5,143                 -                 -            4,226
      1.820                        -                 -               764             8,039             7,704                -
      1.850                   25,066             3,328            20,009            14,254            10,656           20,171
      1.895                        -                 -                 -                 -                 -           23,608
      1.900                        -                 -                 -                 -                 -                -
      1.920                   30,491                 -           116,091            75,634                 -          580,274
      1.945                        -                 -                 -                 -                 -                -
      1.950                        -                 -                 -                 -                 -                -
      1.960                  252,005            14,454           143,058            54,411            32,919        2,942,709
      1.970                    7,443                 -             1,079             8,879                 -           44,806
      1.995                        -                 -                 -                 -                 -                -
      2.000                        -             2,245             8,753                 -                 -           44,860
      2.020                        -                 -                 -            19,424                 -           36,845
      2.050                   15,488                 -            15,316            15,706                 -           79,972
      2.095                        -                 -                 -             4,774             4,362           72,036
      2.100                        -                 -                 -                 -                 -                -
      2.145                        -                 -             2,155                 -                 -            1,639
      2.150                        -                 -            39,457                 -            64,466           43,942
      2.195                    1,036                 -                 -             1,036                 -           27,093
      2.220                        -                 -                 -                 -                 -           11,067
      2.245                        -                 -                 -                 -                 -                -
      2.270                    2,149                 -            11,277                 -            42,698           68,603
      2.295                        -                 -                 -                 -                 -                -
      2.300                        -             4,139            16,662               524            31,452            7,691
      2.310                        -                 -                 -                 -                 -                -
      2.320                        -                 -                 -                 -                 -                -
      2.350                        -                 -                 -                 -                 -           17,770
      2.395                        -             8,747             4,360                 -                 -                -
      2.450                    6,883            12,973             1,696             3,848           124,371           19,528
      2.470                        -                 -                 -                 -                 -                -



                                                                                 JNL/Curian
                      JNL/Curian          JNL/Curian          JNL/Curian          Enhanced           JNL/Curian       JNL/Curian
                    Communications     Consumer Brands          Energy          S&P 500 Stock         Financial         Global
                   Sector Portfolio    Sector Portfolio    Sector Portfolio    Index Portfolio    Sector Portfolio   15 Portfolio
                  ------------------- -------------------  ------------------ ------------------  ------------------ --------------
    M&E CLASS

      1.250                      $ -                 $ -                 $ -           $ 50,427                 $ -       $ 30,149
      1.400                        -                   -                   -            123,393                   -        123,921
      1.500                        -                   -                   -              3,437                   -         22,939
      1.550                        -                   -                   -                  -                   -              -
      1.600                        -                   -                   -             34,313                   -         70,314
      1.645                        -                   -                   -                  -                   -          5,403
      1.650                        -                   -                   -             12,483                   -         85,088
      1.670                        -                   -                   -             52,823                   -         46,715
      1.700                        -                   -                   -             25,571                   -         12,112
      1.750                        -                   -                   -            183,576                   -        174,926
      1.795                        -                   -                   -              9,093              10,523         38,778
      1.800                        -                   -                   -              7,386                   -          5,411
      1.820                        -                   -                   -                  -                   -              -
      1.850                        -                   -                   -                  -                   -         32,252
      1.895                        -                   -                   -                  -                   -         23,769
      1.900                        -                   -                   -                  -                   -          9,184
      1.920                        -                   -                   -                  -                   -         19,289
      1.945                        -                   -                   -                  -                   -              -
      1.950                        -                   -                   -                  -                   -              -
      1.960                        -                   -                   -            126,201                   -        193,575
      1.970                        -                   -                   -                  -                   -         48,565
      1.995                        -                   -                   -                  -                   -          4,578
      2.000                        -                   -                   -                  -                   -          9,153
      2.020                        -                   -                   -             38,903                   -         28,532
      2.050                        -                   -                   -             27,553                   -         72,985
      2.095                        -                   -                   -              7,767                   -         52,799
      2.100                        -                   -                   -                  -                   -              -
      2.145                        -                   -                   -                  -                   -          1,530
      2.150                        -                   -                   -                  -                   -         32,265
      2.195                        -                   -                   -                  -                   -             13
      2.220                        -                   -                   -                  -                   -         10,900
      2.245                        -                   -                   -             10,362                   -              -
      2.270                        -                   -                   -                  -                   -         44,164
      2.295                        -                   -                   -                  -                   -          6,790
      2.300                        -                   -                   -             53,489                   -          7,189
      2.310                        -                   -                   -                  -                   -              -
      2.320                        -                   -                   -                  -                   -              -
      2.350                        -                   -                   -                  -                   -         16,114
      2.395                        -                   -                   -                  -                   -              -
      2.450                        -                   -                   -             20,752                   -         10,806
      2.470                        -                   -                   -              4,884                   -              -


JNLNY SEPARATE ACCOUNT - I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING AND NET ASSETS BY M&E CLASS (continued)
  The following is a summary of accumulation units outstanding as of December 31, 2003:


                        JNL/AIM           JNL/AIM            JNL/AIM          JNL/Alger       JNL/Alliance      JNL/Curian
                        Large Cap     Premier Equity II     Small Cap           Growth          Capital             25
                    Growth Portfolio     Portfolio       Growth Portfolio     Portfolio     Growth Portfolio     Portfolio
                    ----------------- -----------------  ----------------  ---------------- ----------------- ----------------
    M&E CLASS

      2.570                        -                 -                 -                 -                 -            8,263
      2.595                        -                 -                 -                 -                 -            7,231
      2.650                    2,846                 -             9,343             9,480                 -                -
      2.800                        -                 -            22,678                 -                 -                -


   PERSPECTIVE
   Standard Benefit          261,636           101,087           873,582         6,150,226         1,422,120           99,124
   Contract Enhancement
     Benefit                 202,269           185,055           480,349           446,843           568,372           37,559
                    ----------------- -----------------  ----------------  ---------------- ----------------- ----------------

      Total              $ 1,356,428         $ 407,432       $ 2,531,475       $ 7,075,708       $ 2,402,216      $ 7,121,571
                    ================= =================  ================  ================ ================= ================



                                                                                  JNL/Curian
                       JNL/Curian          JNL/Curian          JNL/Curian          Enhanced           JNL/Curian       JNL/Curian
                     Communications     Consumer Brands          Energy          S&P 500 Stock         Financial         Global
                    Sector Portfolio    Sector Portfolio    Sector Portfolio    Index Portfolio    Sector Portfolio   15 Portfolio
   M&E CLASS       ------------------- -------------------  ------------------ ------------------  ------------------ --------------

     2.570
     2.595                          -                   -                   -                  -                   -          3,321
     2.650                          -                   -                   -                  -                   -          2,903
     2.800                          -                   -                   -              1,260                   -              -
                                    -                   -                   -                  -                   -              -

  PERSPECTIVE
  Standard Benefit
  Contract Enhancem                 -                   -                   -            197,998               1,046         43,770
    Benefit
                                    -                   -                   -            164,034              12,448         67,200
                   ------------------- -------------------  ------------------ ------------------  ------------------ --------------
     Total
                                  $ -                 $ -                 $ -        $ 1,155,705            $ 24,017    $ 1,357,402
                   =================== ===================  ================== ==================  ================== ==============


JNLNY SEPARATE ACCOUNT - I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING AND NET ASSETS BY M&E CLASS (continued)
  The following is a summary of accumulation units outstanding as of December 31, 2003:


                     JNL/Curian
                   Pharmaceutical/       JNL/Curian          JNL/Curian        JNL/Curian          JNL/Curian         JNL/Curian
                     Healthcare        S&P 400 MidCap          S&P 500         Small-Cap           Small Cap          Technology
                  Sector Portfolio     Index Portfolio     Index Portfolio     Portfolio        Index Portfolio    Sector Portfolio
                  ------------------  ------------------  ------------------- --------------  ------------------- ------------------
   M&E CLASS

     1.250                      $ -           $ 202,034            $ 71,515      $ 187,635             $ 84,216                $ -
     1.400                        -             114,603             305,607        710,408              105,912                  -
     1.500                        -              13,945              14,181         22,464                2,561                  -
     1.550                        -                   -              16,288              -                    -                  -
     1.600                        -              40,197             118,220         64,834               29,263                  -
     1.645                        -              57,214              85,636          5,516               57,836                  -
     1.650                        -               7,829               7,362         93,778                8,715                  -
     1.670                        -              23,759              20,600         55,311                4,029                  -
     1.700                        -              11,015               5,105          5,000                4,075                  -
     1.750                        -             313,409             550,949        189,372              294,065                  -
     1.795                   13,137             134,663             462,980      1,180,883              180,391                  -
     1.800                        -              10,925              32,541          5,629                5,359                  -
     1.820                        -                   -             202,809              -                    -                  -
     1.850                        -               5,152              49,048         31,072               19,197                  -
     1.895                        -                   -                   -         23,320                    -                  -
     1.900                        -              31,392              79,936              -               15,862                  -
     1.920                        -              18,790              26,516        459,593               17,664                  -
     1.945                        -               5,166               5,204              -                5,192                  -
     1.950                        -                   -                   -              -                    -                  -
     1.960                        -             562,643             748,813      2,278,558              588,041                  -
     1.970                        -                  30                   -         43,978                2,882                  -
     1.995                        -                   -                   -          4,281                    -                  -
     2.000                        -                   -               2,662         18,013                4,437                  -
     2.020                        -              19,986              30,698         23,618                7,270                  -
     2.050                        -                   -               8,091         74,947                2,354                  -
     2.095                        -                 221              12,761         59,348                  223                  -
     2.100                        -                   -                   -              -                    -                  -
     2.145                        -              11,903             136,583         16,762               12,075                  -
     2.150                        -                   -              17,972         45,802                    -                  -
     2.195                        -                   -              52,918              -                    -                  -
     2.220                        -                   -                   -         10,613                    -                  -
     2.245                        -               2,058                   -          4,087                    -                  -
     2.270                        -             157,625             228,584         29,710              148,660                  -
     2.295                        -                   -                   -              -                    -                  -
     2.300                        -              55,506             183,440         16,285               47,516                  -
     2.310                        -                   -                   -              -                    -                  -
     2.320                        -                   -                   -              -                    -                  -
     2.350                        -                   -                   -         16,556                    -                  -
     2.395                        -                   -               8,781              -                    -                  -
     2.450                        -              15,977              20,777         36,525               80,423                  -
     2.470                        -                   -                   -              -                    -                  -



                     JNL/Curian         JNL/Curian         JNL/Eagle          JNL/Eagle          JNL/Janus         JNL/Janus
                    The Dow SM          The S&P(R)          Core Equity         SmallCap          Aggressive          Balanced
                   10 Portfolio       10 Portfolio        Portfolio       Equity Portfolio   Growth Portfolio      Portfolio
                -------------------  ----------------  ------------------------------------  -----------------  -----------------
   M&E CLASS

     1.250                $ 14,202          $ 17,153           $ 38,482           $ 10,364                $ -           $ 10,426
     1.400                 997,739           961,088            127,246             56,149             11,242            165,884
     1.500                  32,152            34,840             26,275                413                  -              7,051
     1.550                       -                 -                  -                  -                  -                  -
     1.600                 113,307            97,285                  -                  -             10,474             10,215
     1.645                   5,889             5,563                  -                  -                  -                  -
     1.650                  90,104            84,339              7,753                  -                  -             16,378
     1.670                  17,187             6,952             42,370             13,483                  -             42,012
     1.700                 296,983            23,822             18,067                  -                  -             16,352
     1.750                 216,350           215,411             70,180             45,463                  -            188,177
     1.795               1,351,359         1,946,788            232,792                120              8,194            256,944
     1.800                   4,162             2,503              3,438                  -                  -             27,986
     1.820                       -                 -              3,317                759                  -                  -
     1.850                  20,130            39,013             41,722              5,891                  -             11,975
     1.895                  23,579            23,630                  -                  -                  -                  -
     1.900                   4,706                 -                  -                  -                  -                  -
     1.920                 509,073           729,108             64,270                  -              2,144             28,219
     1.945                  43,437                 -                  -                  -                  -                  -
     1.950                       -                 -                  -                  -                  -                  -
     1.960               3,737,399         3,630,996             57,123            161,633             11,472            310,014
     1.970                  62,092            43,712             12,859              1,063                  -              6,262
     1.995                       -                 -                  -                  -                  -                  -
     2.000                  73,261            18,193                  -                  -                  -                  -
     2.020                  14,537            56,424                  -              9,557                  -                  -
     2.050                  85,550            60,791                  -                  -                  -              3,152
     2.095                  79,482            77,310                560                  -              2,386             18,971
     2.100                       -                 -                  -                  -                  -                  -
     2.145                   1,556             1,474             23,158             27,600                  -             56,308
     2.150                  34,251            33,967              3,408             38,454                  -                909
     2.195                  65,220               624              2,065                  -                  -              1,028
     2.220                  11,132            10,982                  -                  -                  -                  -
     2.245                       -                 -                  -                  -                  -                  -
     2.270                  69,229            67,991                  -                  -                  -              2,186
     2.295                       -                 -                  -              3,288                  -                  -
     2.300                  30,395            13,696             19,198             17,066                  -             58,443
     2.310                       -                 -                  -                  -                  -                  -
     2.320                       -                 -                  -                  -                  -                  -
     2.350                  17,605            16,554                  -                  -                  -             40,271
     2.395                       -                 -                  -                  -                  -                  -
     2.450                  88,914            11,299                  -             42,220                  -             13,426
     2.470                       -                 -                  -                  -                  -                  -

JNLNY SEPARATE ACCOUNT - I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING AND NET ASSETS BY M&E CLASS (continued)
  The following is a summary of accumulation units outstanding as of December 31, 2003:

                     JNL/Curian
                   Pharmaceutical/       JNL/Curian          JNL/Curian         JNL/Curian          JNL/Curian         JNL/Curian
                     Healthcare        S&P 400 MidCap          S&P 500          Small-Cap           Small Cap          Technology
                  Sector Portfolio     Index Portfolio     Index Portfolio      Portfolio        Index Portfolio    Sector Portfolio
                  ------------------  ------------------  -------------------- -------------  ------------------- ------------------
   M&E CLASS

     2.570                        -              11,511              20,747         30,389                5,746                  -
     2.595                        -              10,043              18,116              -                5,017                  -
     2.650                        -              19,370               1,930         14,751                6,205                  -
     2.800                        -              20,745              21,341          6,736               21,523                  -


  PERSPECTIVE
   Standard Benefit           1,252              85,831             564,002        412,504              927,166                  -
   Contract Enhancement
    Benefit                  20,139             116,092             238,104         38,737              150,411                  -
                  ------------------  ------------------  ------------------  -------------  ------------------- ------------------

      Total                $ 34,528         $ 2,079,634         $ 4,370,817    $ 6,217,015          $ 2,844,286                $ -
                  ==================  ==================  ==================  =============  =================== ==================


                      JNL/Curian         JNL/Curian         JNL/Eagle          JNL/Eagle          JNL/Janus          JNL/Janus
                      The Dow SM          The S&P(R)          Core Equity         SmallCap          Aggressive          Balanced
                     10 Portfolio       10 Portfolio        Portfolio       Equity Portfolio   Growth Portfolio      Portfolio
                  -------------------  ----------------  ------------------------------------  -----------------  -----------------
   M&E CLASS

     2.570                     9,947            14,943                  -                  -                  -                  -
     2.595                     8,674            13,094                  -                  -                  -                  -
     2.650                         -                 -                  -                  -                  -                  -
     2.800                         -                 -              8,114             27,265                  -             50,301


  PERSPECTIVE
   Standard Benefit          104,934           101,466          1,341,893          2,132,875          6,328,150          2,427,198
   Contract Enhancement
    Benefit                  373,505            45,153            780,732            461,968            356,313          1,226,939
                  -------------------  ----------------  -----------------  -----------------  -----------------  -----------------

      Total              $ 8,608,042       $ 8,406,164        $ 2,925,022        $ 3,055,631        $ 6,730,375        $ 4,997,027
                  ===================  ================  =================  =================  =================  =================

JNLNY SEPARATE ACCOUNT - I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING AND NET ASSETS BY M&E CLASS (continued)
  The following is a summary of accumulation units outstanding as of December 31, 2003:


                                                                                                             JNL/Mellon Capital
                     JNL/Janus          JNL/Janus        JNL/JPMorgan       JNL/Lazard        JNL/Lazard         Management
                  Capital Growth     Global Equities    International        Mid Cap          Small Cap          Bond Index
                     Portfolio          Portfolio      Value Portfolio   Value Portfolio   Value Portfolio        Portfolio
                  ----------------  ------------------ ----------------- ----------------- ----------------- --------------------
   M&E CLASS

     1.250               $ 58,631                 $ -           $ 4,109           $ 5,574           $ 5,593                  $ -
     1.400                 24,994                   -            32,959            74,094           120,034               45,367
     1.500                      -                   -                 -            33,858            37,474                7,805
     1.550                      -                   -                 -                 -                 -                    -
     1.600                      -                   -                 -            13,265                 -               54,828
     1.645                      -                   -                 -                 -                 -                    -
     1.650                      -                   -                 -            15,325                 -                    -
     1.670                      -                   -            57,609           318,994           307,437                  406
     1.700                  9,119                   -             2,170            25,764            26,970                    -
     1.750                      -                   -            65,712           104,832            43,791                4,291
     1.795                  7,900                   -            16,480           124,775           151,553               80,944
     1.800                      -                   -                 -                 -             4,159                2,568
     1.820                      -                   -                 -             9,206               765                    -
     1.850                      -                   -             1,099            29,822            12,384               34,195
     1.895                      -                   -                 -                 -                 -                    -
     1.900                  1,301                   -                 -             8,473            11,144               15,066
     1.920                      -                   -                 -           100,973           116,028               15,430
     1.945                      -                   -             6,761             1,383                 -                    -
     1.950                      -                   -                 -                 -                 -                    -
     1.960                  1,097                   -            18,238           103,390           164,994                  177
     1.970                      -                   -                 -            10,732             3,859                    -
     1.995                      -                   -                 -                 -                 -                    -
     2.000                  4,791                   -            10,198             1,490            14,461                    -
     2.020                      -                   -            17,490            37,655            10,095                    -
     2.050                  3,202                   -                 -            18,720            26,418                    -
     2.095                  7,536                   -            12,144            32,570            30,696                8,852
     2.100                      -                   -                 -                 -                 -                    -
     2.145                      -                   -                 -             2,429            18,684                    -
     2.150                      -                   -             1,750            20,617             8,891                    -
     2.195                      -                   -                 -               619               821                    -
     2.220                      -                   -                 -                 -                 -                    -
     2.245                      -                   -                 -                 -                 -                    -
     2.270                      -                   -                 -            10,892            11,089              146,332
     2.295                      -                   -                 -             6,854                 -                    -
     2.300                      -                   -            32,290            27,458            46,259               28,566
     2.310                      -                   -                 -                 -                 -                    -
     2.320                      -                   -                 -                 -                 -                    -
     2.350                      -                   -                 -                 -                 -                    -
     2.395                      -                   -                 -                 -                 -                    -
     2.450                      -                   -                 -            20,913            25,154                    -
     2.470                      -                   -                 -                 -                 -                    -



                  JNL/Mellon Capital                                                                                 JNL/PPM
                    Management        JNL/Oppenheimer    JNL/Oppenheimer        JNL/PIMCO       JNL/PPM America       America
                  International        Global Growth          Growth          Total Return          Balanced        High Yield
                 Index Portfolio         Portfolio          Portfolio        Bond Portfolio        Portfolio      Bond Portfolio
               --------------------- ------------------- -----------------  ------------------ ------------------ ----------------
   M&E CLASS

     1.250                      $ -            $ 33,630               $ -           $ 110,895           $ 30,920         $ 18,902
     1.400                    9,729             114,210            67,790             453,173            180,887          644,508
     1.500                    2,613               6,255                 -              68,746             15,039           23,503
     1.550                        -                   -                 -                   -                  -                -
     1.600                   25,107              10,491                 -               8,578                  -           12,995
     1.645                   27,846                   -                 -                   -              3,335            1,639
     1.650                    4,185               3,364                 -              52,703             21,035            6,038
     1.670                        -              69,650               385             205,674             67,782           54,591
     1.700                        -              13,567             7,975             114,011             73,690           52,615
     1.750                  215,974              67,291            66,073             122,591            105,765          217,221
     1.795                   21,862             174,721            18,793             651,354            215,816          677,768
     1.800                        -               1,649                 -              52,328             20,925           24,218
     1.820                        -              14,637            11,236             127,923             14,026          223,744
     1.850                    8,493              17,525             4,742              28,972             14,860           14,674
     1.895                        -                   -                 -                   -                  -                -
     1.900                   16,535               1,358                 -                   -              1,308                -
     1.920                   19,235              30,665             2,058             188,557             71,582          195,305
     1.945                        -                   -                 -                   -                  -          219,471
     1.950                        -                   -                 -                   -                  -                -
     1.960                   50,527              60,357            13,740             496,356            295,262          986,862
     1.970                        -                   -                 -              34,928              4,621           32,070
     1.995                        -                   -                 -                   -                  -                -
     2.000                        -                   -             7,517              55,155             31,592           26,274
     2.020                   10,551              15,616                 -              10,957             12,747            9,562
     2.050                   13,193              16,060                 -              39,877             15,851           48,715
     2.095                      231              12,083             6,817              66,926              7,862           85,373
     2.100                        -                   -                 -                   -                  -                -
     2.145                   13,257               8,345             7,092             502,560            352,779          146,609
     2.150                        -                   -                 -             116,741              7,181           48,306
     2.195                        -               1,047                 -              24,744             17,712            1,022
     2.220                        -                   -                 -                   -                  -                -
     2.245                        -                   -                 -              10,183                  -           87,322
     2.270                  162,127              33,368             2,122              20,775                  -            1,036
     2.295                        -                   -                 -                   -                  -                -
     2.300                   16,437              33,738             3,339             559,370             20,909          431,031
     2.310                        -                   -                 -                   -                  -                -
     2.320                        -                   -                 -              61,849                  -                -
     2.350                        -                   -                 -                   -                  -           39,805
     2.395                        -                   -                 -                   -              4,342                -
     2.450                    5,687              44,651            17,424             230,407             19,133        1,237,965
     2.470                        -                   -                 -               4,823                  -                -


JNLNY SEPARATE ACCOUNT - I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING AND NET ASSETS BY M&E CLASS (continued)
  The following is a summary of accumulation units outstanding as of December 31, 2003:


                                                                                                               JNL/Mellon Capital
                     JNL/Janus          JNL/Janus        JNL/JPMorgan       JNL/Lazard        JNL/Lazard         Management
                  Capital Growth     Global Equities    International        Mid Cap          Small Cap          Bond Index
                     Portfolio          Portfolio      Value Portfolio   Value Portfolio   Value Portfolio        Portfolio
                  ----------------  ------------------ ----------------- ----------------- ----------------- --------------------
   M&E CLASS

     2.570                      -                   -                 -                 -                 -                    -
     2.595                      -                   -                 -                 -                 -                    -
     2.650                      -                   -             3,392             3,325             2,890                4,867
     2.800                      -                   -             6,905            27,268            15,093                    -


  PERSPECTIVE
   Standard Benefit     5,455,121           3,864,680           218,271           295,934         1,387,210               36,896
   Contract Enhancement
    Benefit               500,425                   -           267,574           466,855           558,326               80,028
                  ----------------  ------------------ ----------------- ----------------- ----------------- --------------------

      Total           $ 6,074,117         $ 3,864,680         $ 775,151       $ 1,954,059       $ 3,162,272            $ 566,618
                  ================  ================== ================= ================= ================= ====================


                  JNL/Mellon Capital                                                                                    JNL/PPM
                      Management        JNL/Oppenheimer    JNL/Oppenheimer        JNL/PIMCO       JNL/PPM America       America
                    International        Global Growth          Growth          Total Return          Balanced        High Yield
                   Index Portfolio         Portfolio          Portfolio        Bond Portfolio        Portfolio      Bond Portfolio
                 --------------------- ------------------- -----------------  ------------------ ------------------ ----------------
  M&E CLASS

    2.570                       8,347                   -                 -                   -                  -                -
    2.595                       7,321                   -                 -                   -                  -                -
    2.650                           -                 162                 -              26,088                  -           22,320
    2.800                           -                   -               279              60,170             34,917           22,466


 PERSPECTIVE
  Standard Benefit              1,501             844,933           169,376           2,648,163          5,067,916        3,754,700
  Contract Enhancement
   Benefit                     21,748             760,036           273,708           1,718,946          1,518,862        2,181,947
                 --------------------- ------------------- -----------------  ------------------ ------------------ ----------------

     Total                  $ 662,506         $ 2,389,409         $ 680,466         $ 8,874,523        $ 8,248,656     $ 11,550,577
                 ===================== =================== =================  ================== ================== ================

JNLNY SEPARATE ACCOUNT - I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING AND NET ASSETS BY M&E CLASS (continued)
  The following is a summary of accumulation units outstanding as of December 31, 2003:


                  JNL/PPM America         JNL/PPM           JNL/Putnam         JNL/Putnam         JNL/Putnam        JNL/Putnam
                       Money           America Value          Equity         International      Midcap Growth      Value Equity
                 Market Portfolio        Portfolio          Portfolio      Equity Portfolio       Portfolio          Portfolio
                -------------------  ------------------  ----------------  ------------------  ----------------- ------------------
    M&E CLASS

      1.250                    $ -            $ 19,378           $ 4,714                 $ -            $ 9,835               $ 13
      1.400                 63,075              34,637            48,958              29,143            104,304            179,892
      1.500                  1,284               7,317                 -                 869                  -              7,233
      1.550                      -                   -                 -                   -                  -                  -
      1.600                      -              12,030                 -                   -                  -                  -
      1.645                      -                   -                 -                   -                  -                  -
      1.650                 30,546                   -                 -                   -                  -              7,802
      1.670                 56,484              29,227                 -               9,672                  -             41,507
      1.700                      -               3,542                 -                   -                  -             28,263
      1.750                 12,447              55,568            27,669               7,813            163,381             22,518
      1.795                 57,746             107,843                 -               4,002             11,206            112,759
      1.800                116,157               7,850                 -              20,134              8,070              7,861
      1.820                      -                 446                 -                   -                  -             13,261
      1.850                      -              25,592                 -               9,383              2,025             20,487
      1.895                      -                   -                 -                   -                  -                  -
      1.900                      -              22,388                 -               4,675                  -                  -
      1.920                      -              41,179            21,797                   -                  -             46,212
      1.945                      -                   -                 -                   -                  -                  -
      1.950                      -                   -                 -                   -                  -                  -
      1.960                 31,413             474,023             2,084              15,504             11,574             25,092
      1.970                      -               6,521                 -                   -              2,663              6,444
      1.995                      -                   -                 -                   -                  -                  -
      2.000                      -                   -                 -               8,855              2,574             34,580
      2.020                      -              13,999                 -                   -                  -                  -
      2.050                      -               9,248                 -              19,255                  -                  -
      2.095                  1,382              12,614            19,145               3,168                  -              6,051
      2.100                      -                   -                 -                   -                  -                  -
      2.145                      -                   -                 -               1,568              2,098                  -
      2.150                      -              26,942                 -              44,060                  -             38,518
      2.195                      -               1,035                 -                   -                  -                  -
      2.220                      -                   -                 -                   -                  -                  -
      2.245                      -                   -                 -                   -                  -                  -
      2.270                      -                   -                 -                 875                  -                  -
      2.295                      -                   -                 -                   -                  -              8,762
      2.300                 11,944              32,693                 -              20,242             10,594             34,496
      2.310                      -                   -                 -                   -                  -                  -
      2.320                      -                   -                 -                   -                  -                  -
      2.350                      -                   -                 -                   -                  -                  -
      2.395                      -                   -                 -                   -              4,318                  -
      2.450                      -                   -                 -                   -                  -                  -
      2.470                      -                   -                 -                   -                  -                  -


                   JNL/S&P             JNL/S&P                                                                  JNL/S&P Equity
                  Aggressive        Conservative       JNL/S&P Core         JNL/S&P Core       JNL/S&P Core       Aggressive
                    Growth             Growth            Index 50             Index 75          Index 100           Growth
                 Portfolio I         Portfolio I         Portfolio           Portfolio          Portfolio        Portfolio I
              -------------------  ----------------  ------------------  ------------------- ----------------- -----------------
    M&E CLASS

      1.250             $ 30,335          $ 46,434           $ 147,786                  $ -          $ 32,945          $ 71,305
      1.400              562,441         1,492,349                   -                5,664             6,945            37,306
      1.500              200,000            65,211                   -                    -                 -                 -
      1.550                    -             3,266                   -                    -                 -                 -
      1.600                5,321           155,504                   -                    -                 -                 -
      1.645                    -            24,118                   -                    -                 -                 -
      1.650                    -           166,247                   -                    -                 -                 -
      1.670              697,761           794,757                   -                4,049            59,670             5,233
      1.700               77,170           247,936                   -                    -               109           104,770
      1.750              154,110           554,635              52,347                    -            54,012                 -
      1.795              259,183           570,220               3,243               11,940            67,549                 -
      1.800                2,191           111,366                   -                    -            36,845                 -
      1.820               16,465            67,062                 433                    -            21,439                 -
      1.850              211,695            62,733                   -                    -                 -                 -
      1.895                    -                 -                   -                    -                 -                 -
      1.900                    -                 -                   -                    -                 -                 -
      1.920              219,956           227,757               8,242                    -           101,589            17,251
      1.945                1,392                 -                   -                    -                 -                 -
      1.950                    -               165                   -                    -                 -                 -
      1.960               99,937         1,194,934              10,371                    -                 -           282,675
      1.970                  778            85,898                   -                    -                 -                 -
      1.995                    -                 -                   -                    -                 -                 -
      2.000              401,116            38,784                   -                    -           104,581                 -
      2.020                  565             1,116                   -                    -                 -                 -
      2.050               13,562           106,419              11,500                    -             5,015             3,321
      2.095               38,254           306,806                   -                    -                 -                 -
      2.100                    -           104,250                   -                    -                 -                 -
      2.145               44,454           334,784                   -                    -                 -                 -
      2.150                4,569             7,314                   -                    -                 -                 -
      2.195                6,858            23,083                   -                    -             1,030             6,888
      2.220                    -             3,228                   -                    -                 -                 -
      2.245                    -           122,436                   -                    -                 -                 -
      2.270                    -            40,448              61,609                    -                 -                 -
      2.295                    -                 -                   -                    -                 -                 -
      2.300               78,375           825,733                   -                    -            13,961             1,765
      2.310               24,760            24,607                   -                    -                 -                 -
      2.320                    -                 -                   -                    -                 -                 -
      2.350                    -                 -                   -                    -                 -                 -
      2.395                    -                 -                   -                    -                 -                 -
      2.450                    -           136,383                   -                    -             2,830                 -
      2.470                4,870            81,600                   -                    -             4,861                 -



JNLNY SEPARATE ACCOUNT - I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING AND NET ASSETS BY M&E CLASS (continued)
  The following is a summary of accumulation units outstanding as of December 31, 2003:



                     JNL/PPM America          JNL/PPM          JNL/Putnam         JNL/Putnam          JNL/Putnam        JNL/Putnam
                           Money           America Value         Equity         International      Midcap Growth      Value Equity
                     Market Portfolio        Portfolio         Portfolio      Equity Portfolio       Portfolio          Portfolio
                    -------------------  ------------------  -------------  ------------------  ----------------- ------------------
    M&E CLASS

      2.570                          -             123,760              -                   -                  -                  -
      2.595                          -                   -              -                   -                  -                  -
      2.650                          -              12,123              -               6,349              1,705                  -
      2.800                          -                   -              -              14,857             25,965             20,499


   PERSPECTIVE
   Standard Benefit          1,586,753              37,873      2,984,339           1,829,696            518,842          5,077,437
   Contract Enhancement
     Benefit                   397,321              15,332        277,756             338,462            475,040          1,190,654
                    -------------------  ------------------  -------------  ------------------  ----------------- ------------------

      Total                $ 2,366,552         $ 1,133,160    $ 3,386,462         $ 2,388,582        $ 1,354,194        $ 6,930,341
                    ===================  ==================  =============  ==================  ================= ==================



                         JNL/S&P             JNL/S&P                                                              JNL/S&P Equity
                       Aggressive        Conservative       JNL/S&P Core       JNL/S&P Core       JNL/S&P Core       Aggressive
                         Growth             Growth            Index 50           Index 75          Index 100           Growth
                      Portfolio I         Portfolio I         Portfolio         Portfolio          Portfolio        Portfolio I
                   -------------------  ----------------  ------------------  --------------- ----------------- -----------------
   M&E CLASS

     2.570                          -             8,662                   -                -                 -                 -
     2.595                          -                 -                   -                -                 -                 -
     2.650                    171,918            85,563                   -                -                 -                 -
     2.800                      8,447            30,920                   -                -                 -                 -


  PERSPECTIVE
  Standard Benefit          3,237,942         7,491,005              67,194           35,150             7,683         1,169,842
  Contract Enhancement
    Benefit                   950,028         3,369,270              18,358            5,370               308           319,840
                   -------------------  ----------------  ------------------  --------------- ----------------- -----------------

     Total                $ 7,524,453      $ 19,013,003           $ 381,083         $ 62,173         $ 521,372       $ 2,020,196
                   ===================  ================  ==================  =============== ================= =================

JNLNY SEPARATE ACCOUNT - I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING AND NET ASSETS BY M&E CLASS (continued)
  The following is a summary of accumulation units outstanding as of December 31, 2003:


                                                                                                 JNL/Salomon
                                          JNL/S&P           JNL/S&P                                Brothers
                    JNL/S&P Equity       Moderate       Very Aggressive      JNL/Salomon       U.S. Government
                        Growth            Growth             Growth        Brothers Global         & Quality
                     Portfolio I        Portfolio I       Portfolio I       Bond Portfolio      Bond Portfolio
                   -----------------  ----------------  ----------------- ------------------- -------------------
   M&E CLASS

     1.250                $ 223,159         $ 260,233          $ 121,398            $ 14,696             $ 7,754
     1.400                  178,105         3,668,319            228,043             120,337             256,952
     1.500                   11,276            81,564                  -               8,477              33,852
     1.550                    3,333             2,628                  -                   -                   -
     1.600                  434,115           355,159                  -               5,113                   -
     1.645                        -            28,945                  -                   -                   -
     1.650                   12,486            29,989                  -               5,982              17,800
     1.670                  306,580           176,641              9,305              46,829                   -
     1.700                   82,854           282,010              1,600              21,558              25,076
     1.750                  156,711         1,838,420                  -              62,693              86,563
     1.795                2,725,531         1,392,771                  -             182,747             101,932
     1.800                  190,354           120,624                  -               2,415              31,796
     1.820                    5,534            14,158                  -               7,081             253,564
     1.850                        -            72,981                  -               4,925              34,198
     1.895                        -           117,799                  -                   -                   -
     1.900                        -                 -                  -                   -                   -
     1.920                1,434,411           114,317             17,263              80,253              22,669
     1.945                    3,912            27,023                  -              10,200                   -
     1.950                        -                 -                  -                   -                   -
     1.960                6,411,753         2,250,843             24,354             336,660              53,825
     1.970                        -            37,320                  -              12,533              10,109
     1.995                        -                 -                  -                   -                   -
     2.000                        -           875,845              1,750               2,669              13,237
     2.020                        -            61,751                  -                   -               1,078
     2.050                   14,831            28,021                  -               7,466               5,323
     2.095                        -           117,666              1,037              20,678              61,438
     2.100                        -                 -                  -                   -                   -
     2.145                        -           571,397                  -             127,428              74,978
     2.150                      815            16,760                  -                   -             106,614
     2.195                   55,509            44,064              6,881               1,021                   -
     2.220                        -                 -                  -                   -                   -
     2.245                        -            78,627                  -              81,033                   -
     2.270                  215,583           165,002                  -              11,548                   -
     2.295                        -                 -                  -                   -                   -
     2.300                    1,072         1,354,280             69,719              58,710             316,040
     2.310                   24,832            24,670                  -                   -                   -
     2.320                        -                 -                  -                   -                   -
     2.350                        -                 -                  -                   -                   -
     2.395                        -                 -                  -                   -                   -
     2.450                        -           106,829                  -              32,541              14,375
     2.470                        -                 -                  -                   -                   -



                     JNL/T. Rowe          JNL/T. Rowe       JNL/T. Rowe
                 Price Established      Price Mid-Cap       Price Value
                 Growth Portfolio      Growth Portfolio      Portfolio
               ----------------------  ----------------  -------------------
   M&E CLASS

     1.250                  $ 22,952         $ 241,045             $ 62,710
     1.400                   144,893           171,345              262,180
     1.500                    11,017            57,758               20,156
     1.550                     3,817                 -                8,337
     1.600                     4,989                 -               20,955
     1.645                         -             1,650                1,718
     1.650                    18,433               985               41,482
     1.670                    34,204           307,566               90,390
     1.700                    34,085            25,186              123,006
     1.750                    25,336           120,747              143,058
     1.795                   260,682           167,728              287,880
     1.800                         -                 -               34,945
     1.820                       779            11,567                5,142
     1.850                    25,556            16,244               39,258
     1.895                         -                 -                    -
     1.900                    19,098             1,705                    -
     1.920                    63,801           185,806               53,159
     1.945                     6,623                 -                1,417
     1.950                         -                 -                    -
     1.960                   206,468           278,692              252,568
     1.970                    13,035               773                2,817
     1.995                         -                 -                    -
     2.000                    14,916             6,639               34,462
     2.020                    11,460             3,379               15,166
     2.050                    18,570            20,746               69,914
     2.095                    22,948            27,356               54,460
     2.100                         -                 -                    -
     2.145                    16,574            24,981               32,655
     2.150                         -            27,704                    -
     2.195                    41,458               617               28,823
     2.220                         -                 -                    -
     2.245                         -                 -                    -
     2.270                    33,181            77,248               28,250
     2.295                         -                 -                8,772
     2.300                    48,060            40,647              102,285
     2.310                         -                 -                    -
     2.320                         -                 -                    -
     2.350                         -                 -                    -
     2.395                     8,785                 -                4,438
     2.450                    31,791            79,276               37,422
     2.470                     7,520             7,420                7,561


JNLNY SEPARATE ACCOUNT - I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 - ACCUMULATION UNIT VALUES, UNITS OUTSTANDING AND NET ASSETS BY M&E CLASS (continued)
  The following is a summary of accumulation units outstanding as of December 31, 2003:


                                                                                                 JNL/Salomon
                                          JNL/S&P           JNL/S&P                                Brothers
                    JNL/S&P Equity       Moderate       Very Aggressive      JNL/Salomon       U.S. Government
                        Growth            Growth             Growth        Brothers Global         & Quality
                     Portfolio I        Portfolio I       Portfolio I       Bond Portfolio      Bond Portfolio
                   -----------------  ----------------  ----------------- ------------------- -------------------
   M&E CLASS

     2.570                        -                 -                  -                   -                   -
     2.595                        -                 -                  -                   -                   -
     2.650                        -           132,144              4,450                   -              12,382
     2.800                        -             8,708             34,162              17,633                   -


  PERSPECTIVE
   Standard Benefit       4,743,207         9,005,361            896,628           1,886,447           4,443,053
   Contract Enhancement
    Benefit               6,667,811         7,655,714            427,793           1,328,451           1,960,975
                   -----------------  ----------------  ----------------- ------------------- -------------------

      Total            $ 23,903,774      $ 31,118,583        $ 1,844,383         $ 4,498,124         $ 7,945,583
                   =================  ================  ================= =================== ===================



                        JNL/T. Rowe          JNL/T. Rowe        JNL/T. Rowe
                     Price Established      Price Mid-Cap       Price Value
                     Growth Portfolio      Growth Portfolio      Portfolio
                   ----------------------  ----------------  -------------------
   M&E CLASS

     2.570                        77,383            76,874                    -
     2.595                             -                 -                    -
     2.650                             -            11,120               10,098
     2.800                             -                 -               20,856


  PERSPECTIVE
   Standard Benefit            3,742,403         6,145,057            2,053,259
   Contract Enhancement
    Benefit                      967,877         1,244,761            1,721,329
                   ----------------------  ----------------  -------------------

      Total                  $ 5,938,694       $ 9,382,622          $ 5,680,928
                   ======================  ================  ===================

JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 - FINANCIAL HIGHLIGHTS

The  following  is a  summary  for each  period in the five  year  period  ended
December 31, 2003 of unit values, total returns and expense ratios for variable annuity contracts with the highest and lowest expense ratios in addition to certain other portfolio data.


                                          JNL/AIM             JNL/AIM             JNL/AIM            JNL/Alger
                                         Large Cap       Premier Equity II       Small Cap             Growth
                                    Growth Portfolio (b)   Portfolio (b)     Growth Portfolio (b)    Portfolio
                                    -------------------- ------------------- ------------------  ------------------
                                    -------------------- ------------------- ------------------  ------------------

HIGHEST EXPENSE RATIO

PERIOD ENDED DECEMBER 31, 2003

    Unit Value                              $ 10.036249          $ 9.223257        $ 10.982239         $ 15.206695
   Total Return *                              6.81%***              19.69%           3.72%***           16.18%***
   Ratio of Expenses **                           2.65%               2.45%              2.80%               2.65%

PERIOD ENDED DECEMBER 31, 2002

   Unit Value                                $ 7.987771          $ 7.705924         $ 8.213547         $ 11.880599
   Total Return *                             -4.46%***           -0.70%***          10.27%***           -0.94%***
   Ratio of Expenses **                           1.96%               2.45%              2.30%               2.30%

PERIOD ENDED DECEMBER 31, 2001

   Unit Value                               $ 10.269081         $ 10.175932        $ 11.055922          $ 8.757375
   Total Return *                              2.69%***            1.76%***          10.56%***          -12.43%***
   Ratio of Expenses **                           1.40%              1.825%              1.40%              1.825%

PERIOD ENDED DECEMBER 31, 2000

   Unit Value                                       n/a                 n/a                n/a         $ 12.096268
   Total Return *                                   n/a                 n/a                n/a             -14.64%
   Ratio of Expenses **                             n/a                 n/a                n/a               1.40%

PERIOD ENDED DECEMBER 31, 1999

   Unit Value                                       n/a                 n/a                n/a         $ 14.170805
   Total Return *                                   n/a                 n/a                n/a              31.94%
   Ratio of Expenses **                             n/a                 n/a                n/a               1.40%
----------------------------------



                                      JNL/Alliance        JNL/Curian          JNL/Curian            JNL/Curian
                                        Capital               25            Communications        Consumer Brands
                                   Growth Portfolio (a) Portfolio (c)     Sector Portfolio (d)  Sector Portfolio (d)
                                   ------------------- -----------------  --------------------  --------------------
                                   ------------------- -----------------  --------------------  --------------------

HIGHEST EXPENSE RATIO

PERIOD ENDED DECEMBER 31, 2003

    Unit Value                             $ 8.909601       $ 13.157632            $ 3.890754            $ 9.945277
   Total Return *                            7.73%***          1.28%***              6.81%***              1.83%***
   Ratio of Expenses **                         2.45%            2.595%                 1.65%                 1.65%

PERIOD ENDED DECEMBER 31, 2002

   Unit Value                              $ 7.398434       $ 10.218284                   n/a                   n/a
   Total Return *                            2.57%***         -4.73%***                   n/a                   n/a
   Ratio of Expenses **                         2.30%             2.45%                   n/a                   n/a

PERIOD ENDED DECEMBER 31, 2001

   Unit Value                              $ 8.733208               n/a                   n/a                   n/a
   Total Return *                          -12.67%***               n/a                   n/a                   n/a
   Ratio of Expenses **                        1.825%               n/a                   n/a                   n/a

PERIOD ENDED DECEMBER 31, 2000

   Unit Value                              $ 7.831161               n/a                   n/a                   n/a
   Total Return *                          -21.69%***               n/a                   n/a                   n/a
   Ratio of Expenses **                         1.40%               n/a                   n/a                   n/a

PERIOD ENDED DECEMBER 31, 1999

   Unit Value                                     n/a               n/a                   n/a                   n/a
   Total Return *                                 n/a               n/a                   n/a                   n/a
   Ratio of Expenses **                           n/a               n/a                   n/a                   n/a
----------------------------------


                                                            JNL/Curian
                                        JNL/Curian           Enhanced
                                          Energy           S&P 500 Stock
                                   Sector Portfolio (d)  Index Portfolio (c)
                                   --------------------- ------------------
                                   --------------------- ------------------

HIGHEST EXPENSE RATIO

PERIOD ENDED DECEMBER 31, 2003

    Unit Value                              $ 13.120936         $ 7.156376
   Total Return *                              5.37%***          13.92%***
   Ratio of Expenses **                           1.65%              2.65%

PERIOD ENDED DECEMBER 31, 2002

   Unit Value                                       n/a         $ 5.768271
   Total Return *                                   n/a           2.43%***
   Ratio of Expenses **                             n/a              2.30%

PERIOD ENDED DECEMBER 31, 2001

   Unit Value                                       n/a                n/a
   Total Return *                                   n/a                n/a
   Ratio of Expenses **                             n/a                n/a

PERIOD ENDED DECEMBER 31, 2000

   Unit Value                                       n/a                n/a
   Total Return *                                   n/a                n/a
   Ratio of Expenses **                             n/a                n/a

PERIOD ENDED DECEMBER 31, 1999

   Unit Value                                       n/a                n/a
   Total Return *                                   n/a                n/a
   Ratio of Expenses **                             n/a                n/a
----------------------------------

* Total return for period indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.

** Annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

*** Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)  Commencement of operations May 1, 2000.

(b)  Inception date October 29, 2001.

(c)  Inception date July 22, 2002.

(d)  Inception date December 15, 2003.


JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 - FINANCIAL HIGHLIGHTS (CONTINUED)



                                          JNL/AIM             JNL/AIM             JNL/AIM            JNL/Alger
                                         Large Cap       Premier Equity II       Small Cap             Growth
                                    Growth Portfolio (b)   Portfolio (b)     Growth Portfolio (b)    Portfolio
                                    -------------------- ------------------- ------------------  ------------------
                                    -------------------- ------------------- ------------------  ------------------

LOWEST EXPENSE RATIO

PERIOD ENDED DECEMBER 31, 2003

    Unit Value                              $ 10.346261          $ 9.436358        $ 11.358258         $ 17.059762
   Total Return *                              3.24%***              20.95%           2.27%***            4.55%***
   Ratio of Expenses **                           1.25%               1.40%              1.25%               1.25%

PERIOD ENDED DECEMBER 31, 2002

   Unit Value                                $ 7.547329          $ 7.801655         $ 7.923624          $ 6.920658
   Total Return *                               -26.50%             -29.23%            -28.33%             -34.12%
   Ratio of Expenses **                           1.40%               1.40%              1.40%               1.40%

PERIOD ENDED DECEMBER 31, 2001

   Unit Value                               $ 10.269081         $ 11.023744        $ 11.055922         $ 10.504819
   Total Return *                              2.69%***           10.24%***          10.56%***             -13.16%
   Ratio of Expenses **                           1.40%               1.40%              1.40%               1.40%

PERIOD ENDED DECEMBER 31, 2000

   Unit Value                                       n/a                 n/a                n/a         $ 12.096268
   Total Return *                                   n/a                 n/a                n/a             -14.64%
   Ratio of Expenses **                             n/a                 n/a                n/a               1.40%

PERIOD ENDED DECEMBER 31, 1999

   Unit Value                                       n/a                 n/a                n/a         $ 14.170805
   Total Return *                                   n/a                 n/a                n/a              31.94%
   Ratio of Expenses **                             n/a                 n/a                n/a               1.40%
----------------------------------


                                      JNL/Alliance        JNL/Curian          JNL/Curian            JNL/Curian
                                        Capital               25            Communications        Consumer Brands
                                   Growth Portfolio (a) Portfolio (c)     Sector Portfolio (d)  Sector Portfolio (d)
                                   ------------------- -----------------  --------------------  --------------------
                                   ------------------- -----------------  --------------------  --------------------

LOWEST EXPENSE RATIO

PERIOD ENDED DECEMBER 31, 2003

    Unit Value                             $ 9.555924       $ 13.415707            $ 3.961297           $ 10.125434
   Total Return *                            4.74%***         12.22%***              6.83%***              1.85%***
   Ratio of Expenses **                         1.25%             1.25%                 1.25%                 1.25%

PERIOD ENDED DECEMBER 31, 2002

   Unit Value                              $ 4.485940       $ 10.150521                   n/a                   n/a
   Total Return *                             -31.99%          1.51%***                   n/a                   n/a
   Ratio of Expenses **                         1.40%             1.40%                   n/a                   n/a

PERIOD ENDED DECEMBER 31, 2001

   Unit Value                              $ 6.595748               n/a                   n/a                   n/a
   Total Return *                             -15.78%               n/a                   n/a                   n/a
   Ratio of Expenses **                         1.40%               n/a                   n/a                   n/a

PERIOD ENDED DECEMBER 31, 2000

   Unit Value                              $ 7.831161               n/a                   n/a                   n/a
   Total Return *                          -21.69%***               n/a                   n/a                   n/a
   Ratio of Expenses **                         1.40%               n/a                   n/a                   n/a

PERIOD ENDED DECEMBER 31, 1999

   Unit Value                                     n/a               n/a                   n/a                   n/a
   Total Return *                                 n/a               n/a                   n/a                   n/a
   Ratio of Expenses **                           n/a               n/a                   n/a                   n/a
----------------------------------



                                                            JNL/Curian
                                        JNL/Curian           Enhanced
                                          Energy           S&P 500 Stock
                                   Sector Portfolio (d)  Index Portfolio (c)
                                   --------------------- ------------------
                                   --------------------- ------------------

LOWEST EXPENSE RATIO

PERIOD ENDED DECEMBER 31, 2003

    Unit Value                              $ 13.358794         $ 7.639067
   Total Return *                              5.39%***           7.17%***
   Ratio of Expenses **                           1.25%              1.25%

PERIOD ENDED DECEMBER 31, 2002

   Unit Value                                       n/a        $ 10.640831
   Total Return *                                   n/a           6.41%***
   Ratio of Expenses **                             n/a              1.40%

PERIOD ENDED DECEMBER 31, 2001

   Unit Value                                       n/a                n/a
   Total Return *                                   n/a                n/a
   Ratio of Expenses **                             n/a                n/a

PERIOD ENDED DECEMBER 31, 2000

   Unit Value                                       n/a                n/a
   Total Return *                                   n/a                n/a
   Ratio of Expenses **                             n/a                n/a

PERIOD ENDED DECEMBER 31, 1999

   Unit Value                                       n/a                n/a
   Total Return *                                   n/a                n/a
   Ratio of Expenses **                             n/a                n/a
----------------------------------


* Total return for period indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.

** Annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

*** Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)  Commencement of operations May 1, 2000.

(b)  Inception date October 29, 2001.

(c)  Inception date July 22, 2002.

(d)  Inception date December 15, 2003.

JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 - FINANCIAL HIGHLIGHTS (CONTINUED)



                                          JNL/AIM             JNL/AIM             JNL/AIM            JNL/Alger
                                         Large Cap       Premier Equity II       Small Cap             Growth
                                    Growth Portfolio (b)   Portfolio (b)     Growth Portfolio (b)    Portfolio
                                    -------------------- ------------------- ------------------  ------------------
                                    -------------------- ------------------- ------------------  ------------------

PORTFOLIO DATA

PERIOD ENDED DECEMBER 31, 2003

   Net Assets (in thousands)                    $ 1,356               $ 407            $ 2,531             $ 7,076
   Units Outstanding (in thousands)                 136                  45                234                 754
   Investment Income Ratio *                      0.00%               0.00%              0.00%               0.00%

PERIOD ENDED DECEMBER 31, 2002

   Net Assets (in thousands)                      $ 171               $ 236              $ 606             $ 4,936
   Units Outstanding (in thousands)                  23                  32                 79                 719
   Investment Income Ratio *                      0.00%               0.00%              0.00%               0.00%

PERIOD ENDED DECEMBER 31, 2001

   Net Assets (in thousands)                       $ 36                $ 72               $ 39             $ 8,799
   Units Outstanding (in thousands)                   3                   7                  4                 843
   Investment Income Ratio *                      0.00%               0.00%              0.00%               0.00%

PERIOD ENDED DECEMBER 31, 2000

   Net Assets (in thousands)                        n/a                 n/a                n/a            $ 11,755
   Units Outstanding (in thousands)                 n/a                 n/a                n/a                 972
   Investment Income Ratio *                        n/a                 n/a                n/a               0.00%

PERIOD ENDED DECEMBER 31, 1999

   Net Assets (in thousands)                        n/a                 n/a                n/a             $ 8,319
   Units Outstanding (in thousands)                 n/a                 n/a                n/a                 587
   Investment Income Ratio *                        n/a                 n/a                n/a               0.00%
----------------------------------


                                       JNL/Alliance        JNL/Curian          JNL/Curian            JNL/Curian
                                         Capital               25            Communications        Consumer Brands
                                    Growth Portfolio (a) Portfolio (c)     Sector Portfolio (d)  Sector Portfolio (d)
                                    ------------------- -----------------  --------------------  --------------------
                                    ------------------- -----------------  --------------------  --------------------

PORTFOLIO DATA

PERIOD ENDED DECEMBER 31, 2003

   Net Assets (in thousands)                   $ 2,402           $ 7,122                   $ -                   $ -
   Units Outstanding (in thousands)                383               535                     -                     -
   Investment Income Ratio *                     0.00%             0.00%                 0.00%                 0.00%

PERIOD ENDED DECEMBER 31, 2002

   Net Assets (in thousands)                   $ 1,294             $ 240                   n/a                   n/a
   Units Outstanding (in thousands)                265                23                   n/a                   n/a
   Investment Income Ratio *                     0.00%             0.00%                   n/a                   n/a

PERIOD ENDED DECEMBER 31, 2001

   Net Assets (in thousands)                   $ 1,657               n/a                   n/a                   n/a
   Units Outstanding (in thousands)                236               n/a                   n/a                   n/a
   Investment Income Ratio *                     0.06%               n/a                   n/a                   n/a

PERIOD ENDED DECEMBER 31, 2000

   Net Assets (in thousands)                     $ 870               n/a                   n/a                   n/a
   Units Outstanding (in thousands)                111               n/a                   n/a                   n/a
   Investment Income Ratio *                     0.00%               n/a                   n/a                   n/a

PERIOD ENDED DECEMBER 31, 1999

   Net Assets (in thousands)                       n/a               n/a                   n/a                   n/a
   Units Outstanding (in thousands)                n/a               n/a                   n/a                   n/a
   Investment Income Ratio *                       n/a               n/a                   n/a                   n/a
----------------------------------


                                                             JNL/Curian
                                         JNL/Curian           Enhanced
                                           Energy           S&P 500 Stock
                                    Sector Portfolio (d)  Index Portfolio (c)
                                    --------------------- ------------------
                                    --------------------- ------------------

PORTFOLIO DATA

PERIOD ENDED DECEMBER 31, 2003

   Net Assets (in thousands)                         $ -            $ 1,156
   Units Outstanding (in thousands)                    -                133
   Investment Income Ratio *                       0.00%              0.75%

PERIOD ENDED DECEMBER 31, 2002

   Net Assets (in thousands)                         n/a               $ 27
   Units Outstanding (in thousands)                  n/a                  4
   Investment Income Ratio *                         n/a              0.07%

PERIOD ENDED DECEMBER 31, 2001

   Net Assets (in thousands)                         n/a                n/a
   Units Outstanding (in thousands)                  n/a                n/a
   Investment Income Ratio *                         n/a                n/a

PERIOD ENDED DECEMBER 31, 2000

   Net Assets (in thousands)                         n/a                n/a
   Units Outstanding (in thousands)                  n/a                n/a
   Investment Income Ratio *                         n/a                n/a

PERIOD ENDED DECEMBER 31, 1999

   Net Assets (in thousands)                         n/a                n/a
   Units Outstanding (in thousands)                  n/a                n/a
   Investment Income Ratio *                         n/a                n/a
----------------------------------

* These amounts represent the dividends, excluding distributions of capital gains, received by the portfolio from the underlying mutual fund divided by the average net assets.

(a)  Commencement of operations May 1, 2000.

(b)  Inception date October 29, 2001.

(c)  Inception date July 22, 2002.

(d)  Inception date December 15, 2003.

JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 - FINANCIAL HIGHLIGHTS (CONTINUED)



                                                                               JNL/Curian
                                        JNL/Curian         JNL/Curian       Pharmaceutical/        JNL/Curian
                                        Financial            Global            Healthcare        S&P 400 MidCap
                                    Sector Portfolio (b)15 Portfolio (a)   Sector Portfolio (b) Index Portfolio (a)
                                    ------------------- -----------------  -------------------  ------------------
                                    ------------------- -----------------  -------------------  ------------------

HIGHEST EXPENSE RATIO

PERIOD ENDED DECEMBER 31, 2003

    Unit Value                             $ 10.205726       $ 12.194412          $ 10.192820         $ 10.961560
   Total Return *                             2.06%***          1.63%***             1.93%***           19.40%***
   Ratio of Expenses **                          1.82%            2.595%                1.82%               2.80%

PERIOD ENDED DECEMBER 31, 2002

   Unit Value                                      n/a        $ 9.641049                  n/a          $ 8.431162
   Total Return *                                  n/a         -3.45%***                  n/a           -0.85%***
   Ratio of Expenses **                            n/a             2.30%                  n/a               2.30%

PERIOD ENDED DECEMBER 31, 2001

   Unit Value                                      n/a               n/a                  n/a                 n/a
   Total Return *                                  n/a               n/a                  n/a                 n/a
   Ratio of Expenses **                            n/a               n/a                  n/a                 n/a

PERIOD ENDED DECEMBER 31, 2000

   Unit Value                                      n/a               n/a                  n/a                 n/a
   Total Return *                                  n/a               n/a                  n/a                 n/a
   Ratio of Expenses **                            n/a               n/a                  n/a                 n/a

PERIOD ENDED DECEMBER 31, 1999

   Unit Value                                      n/a               n/a                  n/a                 n/a
   Total Return *                                  n/a               n/a                  n/a                 n/a
   Ratio of Expenses **                            n/a               n/a                  n/a                 n/a
----------------------------------



                                       JNL/Curian          JNL/Curian         JNL/Curian          JNL/Curian
                                         S&P 500           Small-Cap          Small Cap           Technology
                                    Index Portfolio (a)  Portfolio (a)    Index Portfolio (a) Sector Portfolio (b)
                                    ------------------------------------- ------------------- -------------------
                                    ------------------------------------- ------------------- -------------------

HIGHEST EXPENSE RATIO

PERIOD ENDED DECEMBER 31, 2003

    Unit Value                             $ 9.423812        $ 15.471726         $ 11.077352          $ 5.692291
   Total Return *                           13.37%***          20.85%***           23.88%***            0.75%***
   Ratio of Expenses **                         2.80%              2.80%               2.80%               1.65%

PERIOD ENDED DECEMBER 31, 2002

   Unit Value                              $ 7.620310        $ 10.772237          $ 7.835213                 n/a
   Total Return *                           -7.67%***          -5.51%***           -5.83%***                 n/a
   Ratio of Expenses **                         2.30%              2.45%               2.45%                 n/a

PERIOD ENDED DECEMBER 31, 2001

   Unit Value                                     n/a                n/a                 n/a                 n/a
   Total Return *                                 n/a                n/a                 n/a                 n/a
   Ratio of Expenses **                           n/a                n/a                 n/a                 n/a

PERIOD ENDED DECEMBER 31, 2000

   Unit Value                                     n/a                n/a                 n/a                 n/a
   Total Return *                                 n/a                n/a                 n/a                 n/a
   Ratio of Expenses **                           n/a                n/a                 n/a                 n/a

PERIOD ENDED DECEMBER 31, 1999

   Unit Value                                     n/a                n/a                 n/a                 n/a
   Total Return *                                 n/a                n/a                 n/a                 n/a
   Ratio of Expenses **                           n/a                n/a                 n/a                 n/a
----------------------------------



                                      JNL/Curian          JNL/Curian
                                      The Dow SM           The S&P(R)
                                   10 Portfolio (a)    10 Portfolio (a)
                                   ------------------  -----------------
                                   ------------------  -----------------

HIGHEST EXPENSE RATIO

PERIOD ENDED DECEMBER 31, 2003

    Unit Value                           $ 13.619993        $ 11.115606
   Total Return *                           1.23%***           1.89%***
   Ratio of Expenses **                       2.595%             2.595%

PERIOD ENDED DECEMBER 31, 2002

   Unit Value                            $ 11.104801         $ 9.589985
   Total Return *                          11.50%***          -9.58%***
   Ratio of Expenses **                        2.30%              2.30%

PERIOD ENDED DECEMBER 31, 2001

   Unit Value                                    n/a                n/a
   Total Return *                                n/a                n/a
   Ratio of Expenses **                          n/a                n/a

PERIOD ENDED DECEMBER 31, 2000

   Unit Value                                    n/a                n/a
   Total Return *                                n/a                n/a
   Ratio of Expenses **                          n/a                n/a

PERIOD ENDED DECEMBER 31, 1999

   Unit Value                                    n/a                n/a
   Total Return *                                n/a                n/a
   Ratio of Expenses **                          n/a                n/a
----------------------------------

* Total return for period indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.

** Annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

*** Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)  Inception date July 22, 2002.

(b)  Inception date December 15, 2003.

JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 - FINANCIAL HIGHLIGHTS (CONTINUED)


                                                                               JNL/Curian
                                        JNL/Curian         JNL/Curian       Pharmaceutical/        JNL/Curian
                                        Financial            Global            Healthcare        S&P 400 MidCap
                                    Sector Portfolio (b)15 Portfolio (a)   Sector Portfolio (b) Index Portfolio (a)
                                    ------------------- -----------------  -------------------  ------------------
                                    ------------------- -----------------  -------------------  ------------------

LOWEST EXPENSE RATIO

PERIOD ENDED DECEMBER 31, 2003

    Unit Value                             $ 10.938291       $ 12.433563          $ 10.664169         $ 11.299436
   Total Return *                             2.33%***          1.02%***             2.21%***            3.62%***
   Ratio of Expenses **                          1.25%             1.25%                1.25%               1.25%

PERIOD ENDED DECEMBER 31, 2002

   Unit Value                                      n/a       $ 10.108930                  n/a         $ 10.431487
   Total Return *                                  n/a          1.09%***                  n/a            4.31%***
   Ratio of Expenses **                            n/a             1.40%                  n/a               1.40%

PERIOD ENDED DECEMBER 31, 2001

   Unit Value                                      n/a               n/a                  n/a                 n/a
   Total Return *                                  n/a               n/a                  n/a                 n/a
   Ratio of Expenses **                            n/a               n/a                  n/a                 n/a

PERIOD ENDED DECEMBER 31, 2000

   Unit Value                                      n/a               n/a                  n/a                 n/a
   Total Return *                                  n/a               n/a                  n/a                 n/a
   Ratio of Expenses **                            n/a               n/a                  n/a                 n/a

PERIOD ENDED DECEMBER 31, 1999

   Unit Value                                      n/a               n/a                  n/a                 n/a
   Total Return *                                  n/a               n/a                  n/a                 n/a
   Ratio of Expenses **                            n/a               n/a                  n/a                 n/a
----------------------------------


                                      JNL/Curian          JNL/Curian         JNL/Curian          JNL/Curian
                                        S&P 500           Small-Cap          Small Cap           Technology
                                   Index Portfolio (a)  Portfolio (a)    Index Portfolio (a) Sector Portfolio (b)
                                   ------------------------------------- ------------------- -------------------
                                   ------------------------------------- ------------------- -------------------

LOWEST EXPENSE RATIO

PERIOD ENDED DECEMBER 31, 2003

    Unit Value                            $ 9.714316        $ 15.821819         $ 11.418840          $ 5.795488
   Total Return *                           5.15%***           5.57%***            4.54%***            0.77%***
   Ratio of Expenses **                        1.25%              1.25%               1.25%               1.25%

PERIOD ENDED DECEMBER 31, 2002

   Unit Value                            $ 10.617884        $ 10.503766         $ 10.529964                 n/a
   Total Return *                           6.18%***           5.04%***            5.30%***                 n/a
   Ratio of Expenses **                        1.40%              1.40%               1.40%                 n/a

PERIOD ENDED DECEMBER 31, 2001

   Unit Value                                    n/a                n/a                 n/a                 n/a
   Total Return *                                n/a                n/a                 n/a                 n/a
   Ratio of Expenses **                          n/a                n/a                 n/a                 n/a

PERIOD ENDED DECEMBER 31, 2000

   Unit Value                                    n/a                n/a                 n/a                 n/a
   Total Return *                                n/a                n/a                 n/a                 n/a
   Ratio of Expenses **                          n/a                n/a                 n/a                 n/a

PERIOD ENDED DECEMBER 31, 1999

   Unit Value                                    n/a                n/a                 n/a                 n/a
   Total Return *                                n/a                n/a                 n/a                 n/a
   Ratio of Expenses **                          n/a                n/a                 n/a                 n/a
----------------------------------



                                      JNL/Curian          JNL/Curian
                                      The Dow SM           The S&P(R)
                                   10 Portfolio (a)    10 Portfolio (a)
                                   ------------------  -----------------
                                   ------------------  -----------------

LOWEST EXPENSE RATIO

PERIOD ENDED DECEMBER 31, 2003

    Unit Value                           $ 13.886137        $ 11.333552
   Total Return *                          14.31%***           8.58%***
   Ratio of Expenses **                        1.25%              1.25%

PERIOD ENDED DECEMBER 31, 2002

   Unit Value                            $ 11.477618         $ 9.074024
   Total Return *                          14.78%***          -9.26%***
   Ratio of Expenses **                        1.40%              1.40%

PERIOD ENDED DECEMBER 31, 2001

   Unit Value                                    n/a                n/a
   Total Return *                                n/a                n/a
   Ratio of Expenses **                          n/a                n/a

PERIOD ENDED DECEMBER 31, 2000

   Unit Value                                    n/a                n/a
   Total Return *                                n/a                n/a
   Ratio of Expenses **                          n/a                n/a

PERIOD ENDED DECEMBER 31, 1999

   Unit Value                                    n/a                n/a
   Total Return *                                n/a                n/a
   Ratio of Expenses **                          n/a                n/a
----------------------------------

* Total return for period indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.

** Annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

*** Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)  Inception date July 22, 2002.

(b)  Inception date December 15, 2003.

JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 - FINANCIAL HIGHLIGHTS (CONTINUED)


                                                                               JNL/Curian
                                        JNL/Curian         JNL/Curian       Pharmaceutical/        JNL/Curian
                                        Financial            Global            Healthcare        S&P 400 MidCap
                                    Sector Portfolio (b)15 Portfolio (a)   Sector Portfolio (b) Index Portfolio (a)
                                    ------------------- -----------------  -------------------  ------------------
                                    ------------------- -----------------  -------------------  ------------------

PORTFOLIO DATA

PERIOD ENDED DECEMBER 31, 2003

   Net Assets (in thousands)                      $ 24           $ 1,357                 $ 35             $ 2,080
   Units Outstanding (in thousands)                  2               110                    3                 183
   Investment Income Ratio *                     0.00%             0.00%                0.00%               0.76%

PERIOD ENDED DECEMBER 31, 2002

   Net Assets (in thousands)                       n/a              $ 93                  n/a               $ 186
   Units Outstanding (in thousands)                n/a                10                  n/a                  22
   Investment Income Ratio *                       n/a             0.00%                  n/a               1.69%

PERIOD ENDED DECEMBER 31, 2001

   Net Assets (in thousands)                       n/a               n/a                  n/a                 n/a
   Units Outstanding (in thousands)                n/a               n/a                  n/a                 n/a
   Investment Income Ratio *                       n/a               n/a                  n/a                 n/a

PERIOD ENDED DECEMBER 31, 2000

   Net Assets (in thousands)                       n/a               n/a                  n/a                 n/a
   Units Outstanding (in thousands)                n/a               n/a                  n/a                 n/a
   Investment Income Ratio *                       n/a               n/a                  n/a                 n/a

PERIOD ENDED DECEMBER 31, 1999

   Net Assets (in thousands)                       n/a               n/a                  n/a                 n/a
   Units Outstanding (in thousands)                n/a               n/a                  n/a                 n/a
   Investment Income Ratio *                       n/a               n/a                  n/a                 n/a
----------------------------------


                                       JNL/Curian          JNL/Curian         JNL/Curian          JNL/Curian
                                         S&P 500           Small-Cap          Small Cap           Technology
                                    Index Portfolio (a)  Portfolio (a)    Index Portfolio (a) Sector Portfolio (b)
                                    ------------------------------------- ------------------- -------------------
                                    ------------------------------------- ------------------- -------------------

PORTFOLIO DATA

PERIOD ENDED DECEMBER 31, 2003

   Net Assets (in thousands)                  $ 4,371            $ 6,217             $ 2,844                 $ -
   Units Outstanding (in thousands)               432                397                 228                   -
   Investment Income Ratio *                    2.17%              0.00%               1.00%               0.00%

PERIOD ENDED DECEMBER 31, 2002

   Net Assets (in thousands)                    $ 258              $ 270               $ 206                 n/a
   Units Outstanding (in thousands)                33                 25                  26                 n/a
   Investment Income Ratio *                    0.00%              0.00%               2.87%                 n/a

PERIOD ENDED DECEMBER 31, 2001

   Net Assets (in thousands)                      n/a                n/a                 n/a                 n/a
   Units Outstanding (in thousands)               n/a                n/a                 n/a                 n/a
   Investment Income Ratio *                      n/a                n/a                 n/a                 n/a

PERIOD ENDED DECEMBER 31, 2000

   Net Assets (in thousands)                      n/a                n/a                 n/a                 n/a
   Units Outstanding (in thousands)               n/a                n/a                 n/a                 n/a
   Investment Income Ratio *                      n/a                n/a                 n/a                 n/a

PERIOD ENDED DECEMBER 31, 1999

   Net Assets (in thousands)                      n/a                n/a                 n/a                 n/a
   Units Outstanding (in thousands)               n/a                n/a                 n/a                 n/a
   Investment Income Ratio *                      n/a                n/a                 n/a                 n/a
----------------------------------



                                       JNL/Curian          JNL/Curian
                                       The Dow SM           The S&P(R)
                                    10 Portfolio (a)    10 Portfolio (a)
                                    ------------------  -----------------
                                    ------------------  -----------------

PORTFOLIO DATA

PERIOD ENDED DECEMBER 31, 2003

   Net Assets (in thousands)                  $ 8,608            $ 8,406
   Units Outstanding (in thousands)               624                749
   Investment Income Ratio *                    0.00%              0.00%

PERIOD ENDED DECEMBER 31, 2002

   Net Assets (in thousands)                    $ 301              $ 235
   Units Outstanding (in thousands)                27                 25
   Investment Income Ratio *                    0.00%              0.00%

PERIOD ENDED DECEMBER 31, 2001

   Net Assets (in thousands)                      n/a                n/a
   Units Outstanding (in thousands)               n/a                n/a
   Investment Income Ratio *                      n/a                n/a

PERIOD ENDED DECEMBER 31, 2000

   Net Assets (in thousands)                      n/a                n/a
   Units Outstanding (in thousands)               n/a                n/a
   Investment Income Ratio *                      n/a                n/a

PERIOD ENDED DECEMBER 31, 1999

   Net Assets (in thousands)                      n/a                n/a
   Units Outstanding (in thousands)               n/a                n/a
   Investment Income Ratio *                      n/a                n/a
----------------------------------

* These amounts represent the dividends, excluding distributions of capital gains, received by the portfolio from the underlying mutual fund divided by the average net assets.

(a)  Inception date July 22, 2002.

(b) Inception date December 15, 2003.


JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 - FINANCIAL HIGHLIGHTS (CONTINUED)


                                        JNL/Eagle            JNL/Eagle            JNL/Janus         JNL/Janus
                                       Core Equity           SmallCap            Aggressive         Balanced
                                      Portfolio (b)     Equity Portfolio (c)  Growth Portfolio (a)Portfolio (d)
                                    ----------------------------------------  ------------------ ----------------
                                    ----------------------------------------  ------------------ ----------------

HIGHEST EXPENSE RATIO

PERIOD ENDED DECEMBER 31, 2003

    Unit Value                            $ 14.802644           $ 15.086008         $ 22.334683       $ 8.975033
   Total Return *                           11.71%***              3.11%***           34.44%***         5.16%***
   Ratio of Expenses **                         2.80%                 2.80%              2.095%            2.80%

PERIOD ENDED DECEMBER 31, 2002

   Unit Value                             $ 12.614051           $ 11.438641         $ 17.011265       $ 8.191460
   Total Return *                           -1.78%***              3.25%***           -2.38%***         0.22%***
   Ratio of Expenses **                         2.30%                 2.30%               1.96%            2.45%

PERIOD ENDED DECEMBER 31, 2001

   Unit Value                              $ 9.243211            $ 9.682239          $ 8.035502       $ 9.648733
   Total Return *                           -7.57%***             -3.18%***          -19.64%***        -3.51%***
   Ratio of Expenses **                        1.825%                1.825%              1.825%           1.825%

PERIOD ENDED DECEMBER 31, 2000

   Unit Value                             $ 11.674317           $ 10.509551         $ 13.174866      $ 10.097165
   Total Return *                              -1.11%               -14.44%             -22.04%         0.97%***
   Ratio of Expenses **                         1.40%                 1.40%               1.40%            1.40%

PERIOD ENDED DECEMBER 31, 1999

   Unit Value                             $ 11.805260           $ 12.283910         $ 16.898445              n/a
   Total Return *                           18.05%***             22.84%***           68.98%***              n/a
   Ratio of Expenses **                         1.40%                 1.40%               1.40%              n/a
----------------------------------



                                         JNL/Janus           JNL/Janus         JNL/JPMorgan          JNL/Lazard
                                      Capital Growth      Global Equities      International          Mid Cap
                                         Portfolio           Portfolio      Value Portfolio (g)  Value Portfolio (e)
                                    -------------------- ------------------ -------------------- -------------------
                                    -------------------- ------------------ -------------------- -------------------

HIGHEST EXPENSE RATIO

PERIOD ENDED DECEMBER 31, 2003

    Unit Value                              $ 17.003987         $ 9.192404           $ 7.981838         $ 12.920566
   Total Return *                                32.83%             22.25%            22.37%***            5.83%***
   Ratio of Expenses **                          2.095%              1.40%                2.80%               2.80%

PERIOD ENDED DECEMBER 31, 2002

   Unit Value                               $ 12.800844         $ 7.519648           $ 6.031073         $ 10.485075
   Total Return *                             -2.51%***            -28.13%            -1.41%***           13.24%***
   Ratio of Expenses **                          2.095%              1.40%               2.300%               2.45%

PERIOD ENDED DECEMBER 31, 2001

   Unit Value                                $ 7.343670        $ 10.462604                  n/a         $ 10.521134
   Total Return *                            -26.56%***            -24.58%                  n/a            5.21%***
   Ratio of Expenses **                          1.825%              1.40%                  n/a              1.825%

PERIOD ENDED DECEMBER 31, 2000

   Unit Value                               $ 16.122236        $ 13.871569                  n/a                 n/a
   Total Return *                               -35.64%            -19.41%                  n/a                 n/a
   Ratio of Expenses **                           1.40%              1.40%                  n/a                 n/a

PERIOD ENDED DECEMBER 31, 1999

   Unit Value                               $ 25.051730        $ 17.213570                  n/a                 n/a
   Total Return *                               121.08%             62.29%                  n/a                 n/a
   Ratio of Expenses **                           1.40%              1.40%                  n/a                 n/a
----------------------------------



                                                             JNL/
                                                        Mellon Capital
                                        JNL/Lazard        Management
                                        Small Cap         Bond Index
                                    Value Portfolio (e)  Portfolio (f)
                                    ------------------- ----------------
                                    ------------------- ----------------

HIGHEST EXPENSE RATIO

PERIOD ENDED DECEMBER 31, 2003

    Unit Value                             $ 11.853314      $ 10.611308
   Total Return *                             7.44%***         1.13%***
   Ratio of Expenses **                          2.80%            2.65%

PERIOD ENDED DECEMBER 31, 2002

   Unit Value                               $ 8.930386      $ 10.618420
   Total Return *                            10.91%***         1.32%***
   Ratio of Expenses **                          2.45%            2.30%

PERIOD ENDED DECEMBER 31, 2001

   Unit Value                              $ 10.815225              n/a
   Total Return *                             8.15%***              n/a
   Ratio of Expenses **                         1.825%              n/a

PERIOD ENDED DECEMBER 31, 2000

   Unit Value                                      n/a              n/a
   Total Return *                                  n/a              n/a
   Ratio of Expenses **                            n/a              n/a

PERIOD ENDED DECEMBER 31, 1999

   Unit Value                                      n/a              n/a
   Total Return *                                  n/a              n/a
   Ratio of Expenses **                            n/a              n/a
----------------------------------

* Total return for period indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.

** Annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

*** Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)  Commencement of operations January 29, 1999.

(b)  Commencement of operations March 22, 1999.

(c)  Commencement of operations April 22, 1999.

(d)  Inception date May 1, 2000.

(e)  Inception date October 29, 2001.

(f)  Inception date July 22, 2002.

(g)  Inception date September 30, 2002.


JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 - FINANCIAL HIGHLIGHTS (CONTINUED)


                                        JNL/Eagle            JNL/Eagle            JNL/Janus         JNL/Janus
                                       Core Equity           SmallCap            Aggressive         Balanced
                                      Portfolio (b)     Equity Portfolio (c)  Growth Portfolio (a)Portfolio (d)
                                    ----------------------------------------  ------------------ ----------------
                                    ----------------------------------------  ------------------ ----------------

LOWEST EXPENSE RATIO

PERIOD ENDED DECEMBER 31, 2003

    Unit Value                            $ 16.574173           $ 16.891779          $ 8.387840       $ 9.500264
   Total Return *                            8.18%***              5.56%***              33.57%         3.64%***
   Ratio of Expenses **                         1.25%                 1.25%               1.40%            1.25%

PERIOD ENDED DECEMBER 31, 2002

   Unit Value                              $ 8.134044            $ 8.759987          $ 6.279575       $ 8.760626
   Total Return *                             -21.64%               -23.84%             -30.73%           -7.87%
   Ratio of Expenses **                         1.40%                 1.40%               1.40%            1.40%

PERIOD ENDED DECEMBER 31, 2001

   Unit Value                             $ 10.379886           $ 11.501957          $ 9.065884       $ 9.509179
   Total Return *                             -11.09%                 9.44%             -31.19%           -5.82%
   Ratio of Expenses **                         1.40%                 1.40%               1.40%            1.40%

PERIOD ENDED DECEMBER 31, 2000

   Unit Value                             $ 11.674317           $ 10.509551         $ 13.174866      $ 10.097165
   Total Return *                              -1.11%               -14.44%             -22.04%         0.97%***
   Ratio of Expenses **                         1.40%                 1.40%               1.40%            1.40%

PERIOD ENDED DECEMBER 31, 1999

   Unit Value                             $ 11.805260           $ 12.283910         $ 16.898445              n/a
   Total Return *                           18.05%***             22.84%***           68.98%***              n/a
   Ratio of Expenses **                         1.40%                 1.40%               1.40%              n/a
----------------------------------



                                         JNL/Janus           JNL/Janus         JNL/JPMorgan          JNL/Lazard
                                      Capital Growth      Global Equities      International          Mid Cap
                                         Portfolio           Portfolio      Value Portfolio (g)  Value Portfolio (e)
                                    -------------------- ------------------ -------------------- -------------------
                                    -------------------- ------------------ -------------------- -------------------

LOWEST EXPENSE RATIO

PERIOD ENDED DECEMBER 31, 2003

    Unit Value                              $ 18.291089         $ 9.192404           $ 8.737517         $ 14.143691
   Total Return *                              5.75%***             22.25%            10.27%***            4.61%***
   Ratio of Expenses **                           1.25%              1.40%                1.25%               1.25%

PERIOD ENDED DECEMBER 31, 2002

   Unit Value                                $ 6.637011         $ 7.519648          $ 10.140477          $ 9.197975
   Total Return *                               -30.20%            -28.13%             1.40%***             -15.28%
   Ratio of Expenses **                           1.40%              1.40%                1.40%               1.40%

PERIOD ENDED DECEMBER 31, 2001

   Unit Value                                $ 9.508060        $ 10.462604                  n/a         $ 10.856520
   Total Return *                               -41.03%            -24.58%                  n/a            8.57%***
   Ratio of Expenses **                           1.40%              1.40%                  n/a               1.40%

PERIOD ENDED DECEMBER 31, 2000

   Unit Value                               $ 16.122236        $ 13.871569                  n/a                 n/a
   Total Return *                               -35.64%            -19.41%                  n/a                 n/a
   Ratio of Expenses **                           1.40%              1.40%                  n/a                 n/a

PERIOD ENDED DECEMBER 31, 1999

   Unit Value                               $ 25.051730        $ 17.213570                  n/a                 n/a
   Total Return *                               121.08%             62.29%                  n/a                 n/a
   Ratio of Expenses **                           1.40%              1.40%                  n/a                 n/a
----------------------------------



                                                            JNL/
                                                       Mellon Capital
                                       JNL/Lazard        Management
                                       Small Cap         Bond Index
                                   Value Portfolio (e)  Portfolio (f)
                                   ------------------- ----------------
                                   ------------------- ----------------

LOWEST EXPENSE RATIO

PERIOD ENDED DECEMBER 31, 2003

    Unit Value                            $ 12.975393      $ 10.272739
   Total Return *                            4.79%***            1.53%
   Ratio of Expenses **                         1.25%            1.40%

PERIOD ENDED DECEMBER 31, 2002

   Unit Value                              $ 8.998926      $ 10.117737
   Total Return *                             -18.37%         1.18%***
   Ratio of Expenses **                         1.40%            1.40%

PERIOD ENDED DECEMBER 31, 2001

   Unit Value                             $ 11.024118              n/a
   Total Return *                           10.24%***              n/a
   Ratio of Expenses **                         1.40%              n/a

PERIOD ENDED DECEMBER 31, 2000

   Unit Value                                     n/a              n/a
   Total Return *                                 n/a              n/a
   Ratio of Expenses **                           n/a              n/a

PERIOD ENDED DECEMBER 31, 1999

   Unit Value                                     n/a              n/a
   Total Return *                                 n/a              n/a
   Ratio of Expenses **                           n/a              n/a
----------------------------------

* Total return for period indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.

** Annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

*** Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)  Commencement of operations January 29, 1999.

(b)  Commencement of operations March 22, 1999.

(c)  Commencement of operations April 22, 1999.

(d)  Inception date May 1, 2000.

(e)  Inception date October 29, 2001.

(f)  Inception date July 22, 2002.

(g)  Inception date September 30, 2002.

JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 - FINANCIAL HIGHLIGHTS (CONTINUED)

                                        JNL/Eagle            JNL/Eagle            JNL/Janus         JNL/Janus
                                       Core Equity           SmallCap            Aggressive         Balanced
                                      Portfolio (b)     Equity Portfolio (c)  Growth Portfolio (a)Portfolio (d)
                                    ----------------------------------------  ------------------ ----------------
                                    ----------------------------------------  ------------------ ----------------

PORTFOLIO DATA

PERIOD ENDED DECEMBER 31, 2003

   Net Assets (in thousands)                  $ 2,925               $ 3,056             $ 6,730          $ 4,997
   Units Outstanding (in thousands)               273                   251                 805              516
   Investment Income Ratio *                    0.81%                 0.00%               0.00%            1.53%

PERIOD ENDED DECEMBER 31, 2002

   Net Assets (in thousands)                  $ 1,862               $ 1,877             $ 7,590          $ 4,043
   Units Outstanding (in thousands)               236                   220               1,216              461
   Investment Income Ratio *                    0.78%                 0.00%               0.00%            2.19%

PERIOD ENDED DECEMBER 31, 2001

   Net Assets (in thousands)                  $ 1,891               $ 2,760            $ 14,054          $ 3,738
   Units Outstanding (in thousands)               188                   245               1,555              392
   Investment Income Ratio *                    0.59%                 0.00%               0.05%            3.34%

PERIOD ENDED DECEMBER 31, 2000

   Net Assets (in thousands)                  $ 1,622               $ 1,814            $ 23,447          $ 1,309
   Units Outstanding (in thousands)               139                   173               1,780              130
   Investment Income Ratio *                    0.00%                 0.00%               0.00%            0.00%

PERIOD ENDED DECEMBER 31, 1999

   Net Assets (in thousands)                    $ 850                 $ 922            $ 14,791              n/a
   Units Outstanding (in thousands)                72                    75                 875              n/a
   Investment Income Ratio *                    0.00%                 0.00%               0.00%              n/a
----------------------------------



                                         JNL/Janus           JNL/Janus         JNL/JPMorgan          JNL/Lazard
                                      Capital Growth      Global Equities      International          Mid Cap
                                         Portfolio           Portfolio      Value Portfolio (g)  Value Portfolio (e)
                                    -------------------- ------------------ -------------------- -------------------
                                    -------------------- ------------------ -------------------- -------------------

PORTFOLIO DATA

PERIOD ENDED DECEMBER 31, 2003

   Net Assets (in thousands)                    $ 6,074            $ 3,865                $ 775             $ 1,954
   Units Outstanding (in thousands)                 695                420                   69                 154
   Investment Income Ratio *                      0.00%              0.00%                4.33%               0.39%

PERIOD ENDED DECEMBER 31, 2002

   Net Assets (in thousands)                    $ 6,204            $ 4,437                 $ 60               $ 574
   Units Outstanding (in thousands)                 951                590                    6                  63
   Investment Income Ratio *                      0.00%              0.67%                2.80%               0.35%

PERIOD ENDED DECEMBER 31, 2001

   Net Assets (in thousands)                   $ 11,888            $ 8,505                  n/a               $ 152
   Units Outstanding (in thousands)               1,262                813                  n/a                  14
   Investment Income Ratio *                      0.00%              1.39%                  n/a               0.72%

PERIOD ENDED DECEMBER 31, 2000

   Net Assets (in thousands)                   $ 21,952           $ 14,424                  n/a                 n/a
   Units Outstanding (in thousands)               1,362              1,040                  n/a                 n/a
   Investment Income Ratio *                      0.00%              0.00%                  n/a                 n/a

PERIOD ENDED DECEMBER 31, 1999

   Net Assets (in thousands)                   $ 16,043            $ 4,990                  n/a                 n/a
   Units Outstanding (in thousands)                 640                290                  n/a                 n/a
   Investment Income Ratio *                      0.00%              0.00%                  n/a                 n/a
----------------------------------


                                                             JNL/
                                                        Mellon Capital
                                        JNL/Lazard        Management
                                        Small Cap         Bond Index
                                    Value Portfolio (e)  Portfolio (f)
                                    ------------------- ----------------
                                    ------------------- ----------------

PORTFOLIO DATA

PERIOD ENDED DECEMBER 31, 2003

   Net Assets (in thousands)                   $ 3,162            $ 567
   Units Outstanding (in thousands)                256               53
   Investment Income Ratio *                     0.00%            4.56%

PERIOD ENDED DECEMBER 31, 2002

   Net Assets (in thousands)                   $ 1,024             $ 20
   Units Outstanding (in thousands)                115                2
   Investment Income Ratio *                     0.00%            5.38%

PERIOD ENDED DECEMBER 31, 2001

   Net Assets (in thousands)                     $ 128              n/a
   Units Outstanding (in thousands)                 12              n/a
   Investment Income Ratio *                     0.20%              n/a

PERIOD ENDED DECEMBER 31, 2000

   Net Assets (in thousands)                       n/a              n/a
   Units Outstanding (in thousands)                n/a              n/a
   Investment Income Ratio *                       n/a              n/a

PERIOD ENDED DECEMBER 31, 1999

   Net Assets (in thousands)                       n/a              n/a
   Units Outstanding (in thousands)                n/a              n/a
   Investment Income Ratio *                       n/a              n/a
----------------------------------

* These amounts represent the dividends, excluding distributions of capital gains, received by the portfolio from the underlying mutual fund divided by the average net assets.

(a)  Commencement of operations January 29, 1999.

(b)  Commencement of operations March 22, 1999.

(c)  Commencement of operations April 22, 1999.

(d)  Inception date May 1, 2000.

(e)  Inception date October 29, 2001.

(f)  Inception date July 22, 2002.

(g)  Inception date September 30, 2002.

JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 - FINANCIAL HIGHLIGHTS (CONTINUED)

                                    JNL/Mellon Capital
                                        Management        JNL/Oppenheimer     JNL/Oppenheimer        JNL/PIMCO
                                      International        Global Growth           Growth          Total Return
                                    Index Portfolio (d)    Portfolio (b)       Portfolio (b)     Bond Portfolio (c)
                                    -------------------  -------------------  -----------------  ------------------
                                    -------------------  -------------------  -----------------  ------------------

HIGHEST EXPENSE RATIO

PERIOD ENDED DECEMBER 31, 2003

    Unit Value                             $ 11.274745           $ 9.414598         $ 7.690909         $ 12.497363
   Total Return *                             2.54%***            14.61%***           1.97%***           -1.89%***
   Ratio of Expenses **                         2.595%                2.65%              2.80%               2.80%

PERIOD ENDED DECEMBER 31, 2002

   Unit Value                              $ 10.297913           $ 6.911561         $ 6.754412         $ 12.475080
   Total Return *                             2.98%***            -6.21%***          -0.08%***            2.01%***
   Ratio of Expenses **                          1.82%                2.45%              2.45%               2.45%

PERIOD ENDED DECEMBER 31, 2001

   Unit Value                                      n/a           $ 9.050551         $ 9.365809          $ 9.770700
   Total Return *                                  n/a            -9.49%***          -6.34%***           -2.29%***
   Ratio of Expenses **                            n/a               1.825%             1.825%              1.825%

PERIOD ENDED DECEMBER 31, 2000

   Unit Value                                      n/a                  n/a                n/a                 n/a
   Total Return *                                  n/a                  n/a                n/a                 n/a
   Ratio of Expenses **                            n/a                  n/a                n/a                 n/a

PERIOD ENDED DECEMBER 31, 1999

   Unit Value                                      n/a                  n/a                n/a                 n/a
   Total Return *                                  n/a                  n/a                n/a                 n/a
   Ratio of Expenses **                            n/a                  n/a                n/a                 n/a
----------------------------------



                                     JNL/PPM America          JNL/PPM            JNL/PPM America           JNL/PPM
                                         Balanced        America High Yield            Money            America Value
                                      Portfolio (a)        Bond Portfolio        Market Portfolio       Portfolio (e)
                                   -------------------- ---------------------  ---------------------  ------------------
                                   -------------------- ---------------------  ---------------------  ------------------

HIGHEST EXPENSE RATIO

PERIOD ENDED DECEMBER 31, 2003

    Unit Value                             $ 18.663530           $ 13.736486            $ 11.243546         $ 14.281771
   Total Return *                             8.93%***              6.88%***              -1.73%***           10.54%***
   Ratio of Expenses **                          2.80%                 2.80%                  2.45%               2.65%

PERIOD ENDED DECEMBER 31, 2002

   Unit Value                              $ 16.402339           $ 12.226651            $ 11.601511         $ 10.915943
   Total Return *                             0.95%***              5.15%***              -0.17%***           -0.43%***
   Ratio of Expenses **                          2.30%                 2.45%                  2.30%              1.960%

PERIOD ENDED DECEMBER 31, 2001

   Unit Value                              $ 10.126429            $ 9.880263            $ 10.041177                 n/a
   Total Return *                             1.26%***             -1.20%***               0.41%***                 n/a
   Ratio of Expenses **                         1.825%                1.825%                 1.825%                 n/a

PERIOD ENDED DECEMBER 31, 2000

   Unit Value                              $ 10.524415            $ 9.297484            $ 10.787298                 n/a
   Total Return *                                6.75%                -6.93%                  4.39%                 n/a
   Ratio of Expenses **                          1.40%                 1.40%                  1.40%                 n/a

PERIOD ENDED DECEMBER 31, 1999

   Unit Value                               $ 9.858727            $ 9.989285            $ 10.334037                 n/a
   Total Return *                            -1.41%***                -0.32%                  3.21%                 n/a
   Ratio of Expenses **                          1.40%                 1.40%                  1.40%                 n/a
----------------------------------



                                      JNL/Putnam        JNL/Putnam
                                         Equity       International
                                       Portfolio      Equity Portfolio
                                   ------------------ ---------------
                                   ------------------ ---------------

HIGHEST EXPENSE RATIO

PERIOD ENDED DECEMBER 31, 2003

    Unit Value                           $ 16.760848     $ 10.413214
   Total Return *                          12.56%***       14.25%***
   Ratio of Expenses **                        2.30%           2.80%

PERIOD ENDED DECEMBER 31, 2002

   Unit Value                            $ 13.693344      $ 8.883618
   Total Return *                          -1.04%***       -1.43%***
   Ratio of Expenses **                       2.095%           1.96%

PERIOD ENDED DECEMBER 31, 2001

   Unit Value                             $ 8.109137      $ 8.778597
   Total Return *                         -18.91%***      -12.21%***
   Ratio of Expenses **                       1.825%          1.825%

PERIOD ENDED DECEMBER 31, 2000

   Unit Value                            $ 11.218801     $ 11.226356
   Total Return *                            -18.98%         -15.18%
   Ratio of Expenses **                        1.40%           1.40%

PERIOD ENDED DECEMBER 31, 1999

   Unit Value                            $ 13.847598     $ 13.234738
   Total Return *                             27.69%          30.37%
   Ratio of Expenses **                        1.40%           1.40%
----------------------------------

* Total return for period indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.

** Annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

*** Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)  Commencement of operations January 21, 1999.

(b)  Commencement of operations May 1, 2001.

(c)  Commencement of operations October 29, 2001.

(d)  Inception date July 22, 2002.

(e)  Inception date September 30, 2002.


JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 - FINANCIAL HIGHLIGHTS (CONTINUED)


                                    JNL/Mellon Capital
                                        Management        JNL/Oppenheimer     JNL/Oppenheimer        JNL/PIMCO
                                      International        Global Growth           Growth          Total Return
                                    Index Portfolio (d)    Portfolio (b)       Portfolio (b)     Bond Portfolio (c)
                                    -------------------  -------------------  -----------------  ------------------
                                    -------------------  -------------------  -----------------  ------------------

LOWEST EXPENSE RATIO

PERIOD ENDED DECEMBER 31, 2003

    Unit Value                             $ 13.958057           $ 9.787978         $ 8.108315         $ 13.680473
   Total Return *                               35.39%             7.49%***             16.14%            1.10%***
   Ratio of Expenses **                          1.40%                1.25%              1.40%               1.25%

PERIOD ENDED DECEMBER 31, 2002

   Unit Value                              $ 10.309147           $ 7.034003         $ 6.981291         $ 10.494459
   Total Return *                             3.09%***              -23.41%            -26.33%               7.33%
   Ratio of Expenses **                          1.40%                1.40%              1.40%               1.40%

PERIOD ENDED DECEMBER 31, 2001

   Unit Value                                      n/a           $ 9.184038         $ 9.476549          $ 9.777524
   Total Return *                                  n/a            -8.16%***          -5.23%***           -2.22%***
   Ratio of Expenses **                            n/a                1.40%              1.40%               1.40%

PERIOD ENDED DECEMBER 31, 2000

   Unit Value                                      n/a                  n/a                n/a                 n/a
   Total Return *                                  n/a                  n/a                n/a                 n/a
   Ratio of Expenses **                            n/a                  n/a                n/a                 n/a

PERIOD ENDED DECEMBER 31, 1999

   Unit Value                                      n/a                  n/a                n/a                 n/a
   Total Return *                                  n/a                  n/a                n/a                 n/a
   Ratio of Expenses **                            n/a                  n/a                n/a                 n/a
----------------------------------



                                     JNL/PPM America          JNL/PPM            JNL/PPM America           JNL/PPM
                                         Balanced        America High Yield            Money            America Value
                                      Portfolio (a)        Bond Portfolio        Market Portfolio       Portfolio (e)
                                   -------------------- ---------------------  ---------------------  ------------------
                                   -------------------- ---------------------  ---------------------  ------------------

LOWEST EXPENSE RATIO

PERIOD ENDED DECEMBER 31, 2003

    Unit Value                             $ 21.336632           $ 15.703877            $ 12.471394         $ 14.557751
   Total Return *                             4.62%***              3.71%***              -0.20%***           10.75%***
   Ratio of Expenses **                          1.25%                 1.25%                  1.25%               1.25%

PERIOD ENDED DECEMBER 31, 2002

   Unit Value                              $ 11.096203            $ 9.748270            $ 10.964243         $ 10.930421
   Total Return *                               -3.30%                 0.63%                 -0.34%            9.30%***
   Ratio of Expenses **                          1.40%                 1.40%                  1.40%               1.40%

PERIOD ENDED DECEMBER 31, 2001

   Unit Value                              $ 11.474475            $ 9.686955            $ 11.001639                 n/a
   Total Return *                                9.03%                 4.19%                  1.99%                 n/a
   Ratio of Expenses **                          1.40%                 1.40%                  1.40%                 n/a

PERIOD ENDED DECEMBER 31, 2000

   Unit Value                              $ 10.524415            $ 9.297484            $ 10.787298                 n/a
   Total Return *                                6.75%                -6.93%                  4.39%                 n/a
   Ratio of Expenses **                          1.40%                 1.40%                  1.40%                 n/a

PERIOD ENDED DECEMBER 31, 1999

   Unit Value                               $ 9.858727            $ 9.989285            $ 10.334037                 n/a
   Total Return *                            -1.41%***                -0.32%                  3.21%                 n/a
   Ratio of Expenses **                          1.40%                 1.40%                  1.40%                 n/a
----------------------------------


                                      JNL/Putnam        JNL/Putnam
                                         Equity       International
                                       Portfolio      Equity Portfolio
                                   ------------------ ---------------
                                   ------------------ ---------------

LOWEST EXPENSE RATIO

PERIOD ENDED DECEMBER 31, 2003

    Unit Value                           $ 18.351886     $ 11.904771
   Total Return *                           5.27%***        7.68%***
   Ratio of Expenses **                        1.25%           1.25%

PERIOD ENDED DECEMBER 31, 2002

   Unit Value                             $ 6.208732      $ 6.910248
   Total Return *                            -25.15%         -21.69%
   Ratio of Expenses **                        1.40%           1.40%

PERIOD ENDED DECEMBER 31, 2001

   Unit Value                             $ 8.295230      $ 8.823666
   Total Return *                            -26.06%         -21.40%
   Ratio of Expenses **                        1.40%           1.40%

PERIOD ENDED DECEMBER 31, 2000

   Unit Value                            $ 11.218801     $ 11.226356
   Total Return *                            -18.98%         -15.18%
   Ratio of Expenses **                        1.40%           1.40%

PERIOD ENDED DECEMBER 31, 1999

   Unit Value                            $ 13.847598     $ 13.234738
   Total Return *                             27.69%          30.37%
   Ratio of Expenses **                        1.40%           1.40%
----------------------------------

* Total return for period indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.

** Annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

*** Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)  Commencement of operations January 21, 1999.

(b)  Commencement of operations May 1, 2001.

(c)  Commencement of operations October 29, 2001.

(d)  Inception date July 22, 2002.

(e)  Inception date September 30, 2002.

JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 - FINANCIAL HIGHLIGHTS (CONTINUED)


                                    JNL/Mellon Capital
                                        Management        JNL/Oppenheimer     JNL/Oppenheimer        JNL/PIMCO
                                      International        Global Growth           Growth          Total Return
                                    Index Portfolio (d)    Portfolio (b)       Portfolio (b)     Bond Portfolio (c)
                                    -------------------  -------------------  -----------------  ------------------
                                    -------------------  -------------------  -----------------  ------------------

PORTFOLIO DATA

PERIOD ENDED DECEMBER 31, 2003

   Net Assets (in thousands)                     $ 663              $ 2,389              $ 680             $ 8,875
   Units Outstanding (in thousands)                 58                  248                 85                 747
   Investment Income Ratio *                     5.26%                0.00%              0.00%               1.69%

PERIOD ENDED DECEMBER 31, 2002

   Net Assets (in thousands)                       $ -                $ 925              $ 445             $ 5,768
   Units Outstanding (in thousands)                  -                  133                 64                 540
   Investment Income Ratio *                     0.00%                0.00%              0.00%               0.03%

PERIOD ENDED DECEMBER 31, 2001

   Net Assets (in thousands)                       n/a                $ 807              $ 441               $ 400
   Units Outstanding (in thousands)                n/a                   89                 47                  41
   Investment Income Ratio *                       n/a                0.00%              0.20%               2.44%

PERIOD ENDED DECEMBER 31, 2000

   Net Assets (in thousands)                       n/a                  n/a                n/a                 n/a
   Units Outstanding (in thousands)                n/a                  n/a                n/a                 n/a
   Investment Income Ratio *                       n/a                  n/a                n/a                 n/a

PERIOD ENDED DECEMBER 31, 1999

   Net Assets (in thousands)                       n/a                  n/a                n/a                 n/a
   Units Outstanding (in thousands)                n/a                  n/a                n/a                 n/a
   Investment Income Ratio *                       n/a                  n/a                n/a                 n/a
----------------------------------



                                      JNL/PPM America          JNL/PPM            JNL/PPM America           JNL/PPM
                                          Balanced        America High Yield            Money            America Value
                                       Portfolio (a)        Bond Portfolio        Market Portfolio       Portfolio (e)
                                    -------------------- ---------------------  ---------------------  ------------------
                                    -------------------- ---------------------  ---------------------  ------------------

PORTFOLIO DATA

PERIOD ENDED DECEMBER 31, 2003

   Net Assets (in thousands)                    $ 8,249              $ 11,551                $ 2,367             $ 1,133
   Units Outstanding (in thousands)                 594                   900                    218                  79
   Investment Income Ratio *                      2.47%                 8.22%                  0.47%               0.65%

PERIOD ENDED DECEMBER 31, 2002

   Net Assets (in thousands)                    $ 5,043               $ 4,746                $ 5,567                 $ 8
   Units Outstanding (in thousands)                 466                   481                    515                   1
   Investment Income Ratio *                      2.91%                 8.93%                  1.06%               0.00%

PERIOD ENDED DECEMBER 31, 2001

   Net Assets (in thousands)                    $ 5,082               $ 4,339                $ 6,939                 n/a
   Units Outstanding (in thousands)                 451                   447                    642                 n/a
   Investment Income Ratio *                      3.70%                11.88%                  3.19%                 n/a

PERIOD ENDED DECEMBER 31, 2000

   Net Assets (in thousands)                    $ 3,080               $ 2,179                $ 4,209                 n/a
   Units Outstanding (in thousands)                 293                   234                    390                 n/a
   Investment Income Ratio *                      0.00%                 0.00%                  0.00%                 n/a

PERIOD ENDED DECEMBER 31, 1999

   Net Assets (in thousands)                    $ 1,867               $ 1,832                $ 1,142                 n/a
   Units Outstanding (in thousands)                 189                   183                    111                 n/a
   Investment Income Ratio *                      0.00%                 0.00%                  0.00%                 n/a
----------------------------------


                                       JNL/Putnam        JNL/Putnam
                                          Equity       International
                                        Portfolio      Equity Portfolio
                                    ------------------ ---------------
                                    ------------------ ---------------

PORTFOLIO DATA

PERIOD ENDED DECEMBER 31, 2003

   Net Assets (in thousands)                  $ 3,386         $ 2,389
   Units Outstanding (in thousands)               427             268
   Investment Income Ratio *                    0.32%           1.77%

PERIOD ENDED DECEMBER 31, 2002

   Net Assets (in thousands)                  $ 3,019         $ 1,942
   Units Outstanding (in thousands)               486             281
   Investment Income Ratio *                    0.00%           0.87%

PERIOD ENDED DECEMBER 31, 2001

   Net Assets (in thousands)                  $ 4,856         $ 2,724
   Units Outstanding (in thousands)               586             309
   Investment Income Ratio *                    0.00%           0.73%

PERIOD ENDED DECEMBER 31, 2000

   Net Assets (in thousands)                  $ 7,801         $ 2,989
   Units Outstanding (in thousands)               695             266
   Investment Income Ratio *                    0.00%           0.00%

PERIOD ENDED DECEMBER 31, 1999

   Net Assets (in thousands)                  $ 5,859         $ 1,406
   Units Outstanding (in thousands)               423             106
   Investment Income Ratio *                    0.00%           0.00%
----------------------------------

* These amounts represent the dividends, excluding distributions of capital gains, received by the portfolio from the underlying mutual fund divided by the average net assets.

(a)  Commencement of operations January 21, 1999.

(b)  Commencement of operations May 1, 2001.

(c)  Commencement of operations October 29, 2001.

(d)  Inception date July 22, 2002.

(e)  Inception date September 30, 2002.


JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 - FINANCIAL HIGHLIGHTS (CONTINUED)


                                                                             JNL/S&P           JNL/S&P
                                       JNL/Putnam        JNL/Putnam        Aggressive       Conservative
                                      Midcap Growth     Value Equity         Growth            Growth
                                      Portfolio (d)       Portfolio      Portfolio I (b)   Portfolio I (b)
                                    ------------------ ----------------  ----------------  ----------------
                                    ------------------ ----------------  ----------------  ----------------

HIGHEST EXPENSE RATIO

PERIOD ENDED DECEMBER 31, 2003

    Unit Value                             $ 6.154228      $ 16.232717       $ 10.536610       $ 10.766868
   Total Return *                            2.52%***         7.18%***          7.96%***          7.47%***
   Ratio of Expenses **                         2.80%            2.80%             2.80%             2.80%

PERIOD ENDED DECEMBER 31, 2002

   Unit Value                              $ 4.848841      $ 13.924386        $ 8.750197        $ 9.628911
   Total Return *                            0.16%***         7.56%***          8.67%***          6.28%***
   Ratio of Expenses **                         1.96%            2.30%             2.30%             2.30%

PERIOD ENDED DECEMBER 31, 2001

   Unit Value                              $ 8.027341       $ 9.139763        $ 9.060847        $ 9.596988
   Total Return *                          -19.73%***        -8.60%***         -9.39%***         -4.03%***
   Ratio of Expenses **                        1.825%           1.825%            1.825%            1.825%

PERIOD ENDED DECEMBER 31, 2000

   Unit Value                             $ 10.155592      $ 10.273964       $ 10.826340       $ 10.667420
   Total Return *                            1.56%***            5.48%           -10.63%            -2.99%
   Ratio of Expenses **                         1.40%            1.40%             1.40%             1.40%

PERIOD ENDED DECEMBER 31, 1999

   Unit Value                                     n/a       $ 9.740109       $ 12.113662       $ 10.996298
   Total Return *                                 n/a           -2.42%         21.14%***          9.96%***
   Ratio of Expenses **                           n/a            1.40%             1.40%             1.40%
----------------------------------



                                                                                             JNL/S&P Equity
                                      JNL/S&P Core       JNL/S&P Core       JNL/S&P Core       Aggressive
                                        Index 50           Index 75          Index 100           Growth
                                      Portfolio (f)     Portfolio (g)      Portfolio (e)    Portfolio I (a)
                                    ------------------ -----------------  ----------------- -----------------
                                    ------------------ -----------------  ----------------- -----------------

HIGHEST EXPENSE RATIO

PERIOD ENDED DECEMBER 31, 2003

    Unit Value                             $ 9.818384       $ 12.991655        $ 10.072370        $ 9.999892
   Total Return *                            5.32%***         24.20%***           1.00%***            26.98%
   Ratio of Expenses **                         2.27%             1.82%              2.47%             2.30%

PERIOD ENDED DECEMBER 31, 2002

   Unit Value                                     n/a               n/a         $ 8.450679        $ 7.875145
   Total Return *                                 n/a               n/a          -1.18%***          5.95%***
   Ratio of Expenses **                           n/a               n/a              2.45%             2.30%

PERIOD ENDED DECEMBER 31, 2001

   Unit Value                                     n/a               n/a                n/a        $ 9.559577
   Total Return *                                 n/a               n/a                n/a         -4.40%***
   Ratio of Expenses **                           n/a               n/a                n/a            1.825%

PERIOD ENDED DECEMBER 31, 2000

   Unit Value                                     n/a               n/a                n/a       $ 11.182167
   Total Return *                                 n/a               n/a                n/a           -16.38%
   Ratio of Expenses **                           n/a               n/a                n/a             1.40%

PERIOD ENDED DECEMBER 31, 1999

   Unit Value                                     n/a               n/a                n/a       $ 13.372109
   Total Return *                                 n/a               n/a                n/a         33.72%***
   Ratio of Expenses **                           n/a               n/a                n/a             1.40%
----------------------------------


                                                            JNL/S&P
                                     JNL/S&P Equity        Moderate
                                         Growth             Growth
                                     Portfolio I (a)    Portfolio I (a)
                                   -------------------- ----------------
                                   -------------------- ----------------

HIGHEST EXPENSE RATIO

PERIOD ENDED DECEMBER 31, 2003

    Unit Value                              $ 9.685254      $ 10.845506
   Total Return *                            26.41%***         6.85%***
   Ratio of Expenses **                          2.45%            2.80%

PERIOD ENDED DECEMBER 31, 2002

   Unit Value                               $ 7.715736       $ 9.381822
   Total Return *                             9.08%***        -1.79%***
   Ratio of Expenses **                          2.30%            2.30%

PERIOD ENDED DECEMBER 31, 2001

   Unit Value                               $ 8.603629       $ 9.134164
   Total Return *                           -13.96%***        -8.66%***
   Ratio of Expenses **                         1.825%           1.825%

PERIOD ENDED DECEMBER 31, 2000

   Unit Value                              $ 11.215864      $ 11.095608
   Total Return *                              -15.25%           -5.67%
   Ratio of Expenses **                          1.40%            1.40%

PERIOD ENDED DECEMBER 31, 1999

   Unit Value                              $ 13.233816      $ 11.762325
   Total Return *                            32.34%***        17.62%***
   Ratio of Expenses **                          1.40%            1.40%
----------------------------------

* Total return for period indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.

** Annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

*** Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)  Commencement of operations April 20, 1999.

(b)  Commencement of operations April 22, 1999.

(c)  Commencement of operations May 10, 1999.

(d)  Inception date May 1, 2000.

(e)  Inception date July 22, 2002.

(f)  Inception date February 3, 2003.

(g)  Inception date April 15, 2003.

JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 - FINANCIAL HIGHLIGHTS (CONTINUED)



                                                                             JNL/S&P           JNL/S&P
                                       JNL/Putnam        JNL/Putnam        Aggressive       Conservative
                                      Midcap Growth     Value Equity         Growth            Growth
                                      Portfolio (d)       Portfolio      Portfolio I (b)   Portfolio I (b)
                                    ------------------ ----------------  ----------------  ----------------
                                    ------------------ ----------------  ----------------  ----------------

LOWEST EXPENSE RATIO

PERIOD ENDED DECEMBER 31, 2003

    Unit Value                             $ 6.514304      $ 18.547694       $ 11.516429       $ 11.767229
   Total Return *                            3.10%***         3.68%***          7.42%***          4.84%***
   Ratio of Expenses **                         1.25%            1.25%             1.25%             1.25%

PERIOD ENDED DECEMBER 31, 2002

   Unit Value                              $ 5.096737       $ 7.499085        $ 7.694273        $ 9.046263
   Total Return *                             -30.30%          -20.98%           -19.39%            -9.75%
   Ratio of Expenses **                         1.40%            1.40%             1.40%             1.40%

PERIOD ENDED DECEMBER 31, 2001

   Unit Value                              $ 7.312892       $ 9.490032        $ 9.545538       $ 10.023547
   Total Return *                             -27.99%           -7.63%           -11.83%            -6.04%
   Ratio of Expenses **                         1.40%            1.40%             1.40%             1.40%

PERIOD ENDED DECEMBER 31, 2000

   Unit Value                             $ 10.155592      $ 10.273964       $ 10.826340       $ 10.667420
   Total Return *                            1.56%***            5.48%           -10.63%            -2.99%
   Ratio of Expenses **                         1.40%            1.40%             1.40%             1.40%

PERIOD ENDED DECEMBER 31, 1999

   Unit Value                                     n/a       $ 9.740109       $ 12.113662       $ 10.996298
   Total Return *                                 n/a           -2.42%         21.14%***          9.96%***
   Ratio of Expenses **                           n/a            1.40%             1.40%             1.40%
----------------------------------



                                                                                            JNL/S&P Equity
                                     JNL/S&P Core       JNL/S&P Core       JNL/S&P Core       Aggressive
                                       Index 50           Index 75          Index 100           Growth
                                     Portfolio (f)     Portfolio (g)      Portfolio (e)    Portfolio I (a)
                                   ------------------ -----------------  ----------------- -----------------
                                   ------------------ -----------------  ----------------- -----------------

LOWEST EXPENSE RATIO

PERIOD ENDED DECEMBER 31, 2003

    Unit Value                           $ 10.016562       $ 13.060454        $ 10.318947       $ 10.607104
   Total Return *                           7.81%***         24.73%***           4.30%***          9.56%***
   Ratio of Expenses **                        1.25%             1.40%              1.25%             1.25%

PERIOD ENDED DECEMBER 31, 2002

   Unit Value                                    n/a               n/a        $ 10.446153        $ 7.199696
   Total Return *                                n/a               n/a           4.46%***           -24.28%
   Ratio of Expenses **                          n/a               n/a              1.40%             1.40%

PERIOD ENDED DECEMBER 31, 2001

   Unit Value                                    n/a               n/a                n/a        $ 9.508571
   Total Return *                                n/a               n/a                n/a           -14.97%
   Ratio of Expenses **                          n/a               n/a                n/a             1.40%

PERIOD ENDED DECEMBER 31, 2000

   Unit Value                                    n/a               n/a                n/a       $ 11.182167
   Total Return *                                n/a               n/a                n/a           -16.38%
   Ratio of Expenses **                          n/a               n/a                n/a             1.40%

PERIOD ENDED DECEMBER 31, 1999

   Unit Value                                    n/a               n/a                n/a       $ 13.372109
   Total Return *                                n/a               n/a                n/a         33.72%***
   Ratio of Expenses **                          n/a               n/a                n/a             1.40%
----------------------------------


                                                            JNL/S&P
                                     JNL/S&P Equity        Moderate
                                         Growth             Growth
                                     Portfolio I (a)    Portfolio I (a)
                                   -------------------- ----------------
                                   -------------------- ----------------

LOWEST EXPENSE RATIO

PERIOD ENDED DECEMBER 31, 2003

    Unit Value                             $ 10.373531      $ 11.853609
   Total Return *                             7.05%***         5.00%***
   Ratio of Expenses **                          1.25%            1.25%

PERIOD ENDED DECEMBER 31, 2002

   Unit Value                               $ 7.163703       $ 8.757295
   Total Return *                              -24.40%          -13.62%
   Ratio of Expenses **                          1.40%            1.40%

PERIOD ENDED DECEMBER 31, 2001

   Unit Value                               $ 9.476264      $ 10.137740
   Total Return *                              -15.51%           -8.63%
   Ratio of Expenses **                          1.40%            1.40%

PERIOD ENDED DECEMBER 31, 2000

   Unit Value                              $ 11.215864      $ 11.095608
   Total Return *                              -15.25%           -5.67%
   Ratio of Expenses **                          1.40%            1.40%

PERIOD ENDED DECEMBER 31, 1999

   Unit Value                              $ 13.233816      $ 11.762325
   Total Return *                            32.34%***        17.62%***
   Ratio of Expenses **                          1.40%            1.40%
----------------------------------

* Total return for period indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.

** Annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

*** Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)  Commencement of operations April 20, 1999.

(b)  Commencement of operations April 22, 1999.

(c)  Commencement of operations May 10, 1999.

(d)  Inception date May 1, 2000.

(e)  Inception date July 22, 2002.

(f)  Inception date February 3, 2003.

(g)  Inception date April 15, 2003.

JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 - FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                             JNL/S&P           JNL/S&P
                                       JNL/Putnam        JNL/Putnam        Aggressive       Conservative
                                      Midcap Growth     Value Equity         Growth            Growth
                                      Portfolio (d)       Portfolio      Portfolio I (b)   Portfolio I (b)
                                    ------------------ ----------------  ----------------  ----------------
                                    ------------------ ----------------  ----------------  ----------------

PORTFOLIO DATA

PERIOD ENDED DECEMBER 31, 2003

   Net Assets (in thousands)                  $ 1,354          $ 6,930           $ 7,524          $ 19,013
   Units Outstanding (in thousands)               199              724               740             1,768
   Investment Income Ratio *                    0.00%            1.21%             1.65%             3.06%

PERIOD ENDED DECEMBER 31, 2002

   Net Assets (in thousands)                    $ 902          $ 5,875           $ 4,415          $ 10,062
   Units Outstanding (in thousands)               171              787               571             1,120
   Investment Income Ratio *                    0.00%            0.97%             1.22%             2.22%

PERIOD ENDED DECEMBER 31, 2001

   Net Assets (in thousands)                  $ 1,201          $ 9,185           $ 4,263           $ 6,405
   Units Outstanding (in thousands)               159              972               450               646
   Investment Income Ratio *                    0.00%            1.06%             3.24%             4.58%

PERIOD ENDED DECEMBER 31, 2000

   Net Assets (in thousands)                    $ 556          $ 7,726           $ 4,321           $ 2,772
   Units Outstanding (in thousands)                55              752               399               260
   Investment Income Ratio *                    0.00%            0.00%             0.00%             0.00%

PERIOD ENDED DECEMBER 31, 1999

   Net Assets (in thousands)                      n/a          $ 5,276           $ 1,204           $ 1,233
   Units Outstanding (in thousands)               n/a              542                99               112
   Investment Income Ratio *                      n/a            0.00%             0.00%             0.00%
----------------------------------



                                                                                             JNL/S&P Equity
                                      JNL/S&P Core       JNL/S&P Core       JNL/S&P Core       Aggressive
                                        Index 50           Index 75          Index 100           Growth
                                      Portfolio (f)     Portfolio (g)      Portfolio (e)    Portfolio I (a)
                                    ------------------ -----------------  ----------------- -----------------
                                    ------------------ -----------------  ----------------- -----------------

PORTFOLIO DATA

PERIOD ENDED DECEMBER 31, 2003

   Net Assets (in thousands)                    $ 381              $ 62              $ 521           $ 2,020
   Units Outstanding (in thousands)                36                 5                 51               213
   Investment Income Ratio *                    0.18%             0.75%              1.07%             0.00%

PERIOD ENDED DECEMBER 31, 2002

   Net Assets (in thousands)                      n/a               n/a               $ 48           $ 1,280
   Units Outstanding (in thousands)               n/a               n/a                  6               174
   Investment Income Ratio *                      n/a               n/a              0.00%             0.08%

PERIOD ENDED DECEMBER 31, 2001

   Net Assets (in thousands)                      n/a               n/a                n/a           $ 1,235
   Units Outstanding (in thousands)               n/a               n/a                n/a               130
   Investment Income Ratio *                      n/a               n/a                n/a             2.76%

PERIOD ENDED DECEMBER 31, 2000

   Net Assets (in thousands)                      n/a               n/a                n/a           $ 1,394
   Units Outstanding (in thousands)               n/a               n/a                n/a               125
   Investment Income Ratio *                      n/a               n/a                n/a             0.00%

PERIOD ENDED DECEMBER 31, 1999

   Net Assets (in thousands)                      n/a               n/a                n/a             $ 629
   Units Outstanding (in thousands)               n/a               n/a                n/a                47
   Investment Income Ratio *                      n/a               n/a                n/a             0.00%
----------------------------------


                                                             JNL/S&P
                                      JNL/S&P Equity        Moderate
                                          Growth             Growth
                                      Portfolio I (a)    Portfolio I (a)
                                    -------------------- ----------------
                                    -------------------- ----------------

PORTFOLIO DATA

PERIOD ENDED DECEMBER 31, 2003

   Net Assets (in thousands)                   $ 23,904         $ 31,119
   Units Outstanding (in thousands)               2,576            2,931
   Investment Income Ratio *                      0.02%            2.35%

PERIOD ENDED DECEMBER 31, 2002

   Net Assets (in thousands)                    $ 5,701         $ 14,462
   Units Outstanding (in thousands)                 827            1,725
   Investment Income Ratio *                      0.12%            1.49%

PERIOD ENDED DECEMBER 31, 2001

   Net Assets (in thousands)                    $ 5,793         $ 11,001
   Units Outstanding (in thousands)                 630            1,129
   Investment Income Ratio *                      2.99%            4.41%

PERIOD ENDED DECEMBER 31, 2000

   Net Assets (in thousands)                    $ 3,927          $ 4,153
   Units Outstanding (in thousands)                 350              374
   Investment Income Ratio *                      0.00%            0.00%

PERIOD ENDED DECEMBER 31, 1999

   Net Assets (in thousands)                    $ 1,466          $ 1,270
   Units Outstanding (in thousands)                 111              108
   Investment Income Ratio *                      0.00%            0.00%
----------------------------------

* These amounts represent the dividends, excluding distributions of capital gains, received by the portfolio from the underlying mutual fund divided by the average net assets.

(a)  Commencement of operations April 20, 1999.

(b)  Commencement of operations April 22, 1999.

(c)  Commencement of operations May 10, 1999.

(d)  Inception date May 1, 2000.

(e)  Inception date July 22, 2002.

(f)  Inception date February 3, 2003.

(g)  Inception date April 15, 2003.


JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 - FINANCIAL HIGHLIGHTS (CONTINUED)


                                                                                JN./Salomon
                                         JNL/S&P                                 Brothers
                                     Very Aggressive       JNL/Salomon        U.S. Government
                                         Growth          Brothers Global         & Quality
                                     Portfolio I (b)    Bond Portfolio (a)    Bond Portfolio
                                    ------------------  ------------------  --------------------
                                    ------------------  ------------------  --------------------

HIGHEST EXPENSE RATIO

PERIOD ENDED DECEMBER 31, 2003

    Unit Value                            $ 10.162512         $ 15.657991           $ 13.678008
   Total Return *                           11.62%***            1.49%***              2.27%***
   Ratio of Expenses **                         2.80%               2.80%                 2.65%

PERIOD ENDED DECEMBER 31, 2002

   Unit Value                              $ 8.215024         $ 15.121315           $ 14.076853
   Total Return *                           -2.21%***            6.43%***              0.70%***
   Ratio of Expenses **                         2.30%               1.96%                 2.45%

PERIOD ENDED DECEMBER 31, 2001

   Unit Value                              $ 9.045384         $ 10.318554           $ 10.464504
   Total Return *                           -9.55%***            3.19%***              4.65%***
   Ratio of Expenses **                        1.825%              1.825%                1.825%

PERIOD ENDED DECEMBER 31, 2000

   Unit Value                             $ 10.455100         $ 10.685887           $ 10.653265
   Total Return *                             -18.31%               5.69%                 9.86%
   Ratio of Expenses **                         1.40%               1.40%                 1.40%

PERIOD ENDED DECEMBER 31, 1999

   Unit Value                             $ 12.798458         $ 10.110410            $ 9.696972
   Total Return *                           27.98%***            1.10%***                -3.86%
   Ratio of Expenses **                         1.40%               1.40%                 1.40%
----------------------------------



                                        JNL/T. Rowe           JNL/T. Rowe        JNL/T. Rowe
                                     Price Established       Price Mid-Cap       Price Value
                                    Growth Portfolio (a)    Growth Portfolio    Portfolio (c)
                                    ---------------------  -------------------  ---------------
                                    ---------------------  -------------------  ---------------

HIGHEST EXPENSE RATIO

PERIOD ENDED DECEMBER 31, 2003

    Unit Value                               $ 21.512152          $ 25.806374      $ 11.052515
   Total Return *                               0.17%***            12.36%***         9.05%***
   Ratio of Expenses **                            2.57%                2.65%            2.80%

PERIOD ENDED DECEMBER 31, 2002

   Unit Value                                $ 17.709824          $ 19.422769       $ 8.834614
   Total Return *                               1.07%***            -5.05%***        16.14%***
   Ratio of Expenses **                            1.96%                2.45%            2.45%

PERIOD ENDED DECEMBER 31, 2001

   Unit Value                                 $ 9.212695           $ 9.476180       $ 9.499841
   Total Return *                              -7.87%***            -5.24%***        -5.00%***
   Ratio of Expenses **                           1.825%               1.825%           1.825%

PERIOD ENDED DECEMBER 31, 2000

   Unit Value                                $ 12.283983          $ 13.705900      $ 10.997229
   Total Return *                                 -1.71%                5.68%         9.97%***
   Ratio of Expenses **                            1.40%                1.40%            1.40%

PERIOD ENDED DECEMBER 31, 1999

   Unit Value                                $ 12.498154          $ 12.969005              n/a
   Total Return *                              24.98%***               18.46%              n/a
   Ratio of Expenses **                            1.40%                1.40%              n/a
----------------------------------

* Total return for period indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.

** Annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

*** Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)  Commencement of operations January 21, 1999.

(b)  Commencement of operations May 13, 1999.

(c)  Inception date May 1, 2000.

JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 - FINANCIAL HIGHLIGHTS (CONTINUED)


                                                                                JNL/Salomon
                                         JNL/S&P                                 Brothers
                                     Very Aggressive       JNL/Salomon        U.S. Government
                                         Growth          Brothers Global         & Quality
                                     Portfolio I (b)    Bond Portfolio (a)    Bond Portfolio
                                    ------------------  ------------------  --------------------
                                    ------------------  ------------------  --------------------

LOWEST EXPENSE RATIO

PERIOD ENDED DECEMBER 31, 2003

    Unit Value                            $ 11.110472         $ 17.900578           $ 15.415351
   Total Return *                            8.25%***            2.12%***              0.93%***
   Ratio of Expenses **                         1.25%               1.25%                 1.25%

PERIOD ENDED DECEMBER 31, 2002

   Unit Value                              $ 6.735581         $ 12.028236           $ 12.356886
   Total Return *                             -24.26%               6.87%                 9.92%
   Ratio of Expenses **                         1.40%               1.40%                 1.40%

PERIOD ENDED DECEMBER 31, 2001

   Unit Value                              $ 8.893409         $ 11.254871           $ 11.241325
   Total Return *                             -14.94%               5.32%                 5.52%
   Ratio of Expenses **                         1.40%               1.40%                 1.40%

PERIOD ENDED DECEMBER 31, 2000

   Unit Value                             $ 10.455100         $ 10.685887           $ 10.653265
   Total Return *                             -18.31%               5.69%                 9.86%
   Ratio of Expenses **                         1.40%               1.40%                 1.40%

PERIOD ENDED DECEMBER 31, 1999

   Unit Value                             $ 12.798458         $ 10.110410            $ 9.696972
   Total Return *                           27.98%***            1.10%***                -3.86%
   Ratio of Expenses **                         1.40%               1.40%                 1.40%
----------------------------------
----------------------------------

                                       JNL/T. Rowe           JNL/T. Rowe        JNL/T. Rowe
                                    Price Established       Price Mid-Cap       Price Value
                                   Growth Portfolio (a)    Growth Portfolio    Portfolio (c)
                                   ---------------------  -------------------  ---------------
                                   ---------------------  -------------------  ---------------

LOWEST EXPENSE RATIO

PERIOD ENDED DECEMBER 31, 2003

    Unit Value                              $ 24.109727          $ 29.136326      $ 11.699228
   Total Return *                              6.23%***             7.39%***         7.28%***
   Ratio of Expenses **                           1.25%                1.25%            1.25%

PERIOD ENDED DECEMBER 31, 2002

   Unit Value                                $ 8.220399          $ 10.248404       $ 8.961548
   Total Return *                               -24.39%              -23.01%          -17.99%
   Ratio of Expenses **                           1.40%                1.40%            1.40%

PERIOD ENDED DECEMBER 31, 2001

   Unit Value                               $ 10.872746          $ 13.312135      $ 10.927669
   Total Return *                               -11.49%               -2.87%           -0.63%
   Ratio of Expenses **                           1.40%                1.40%            1.40%

PERIOD ENDED DECEMBER 31, 2000

   Unit Value                               $ 12.283983          $ 13.705900      $ 10.997229
   Total Return *                                -1.71%                5.68%         9.97%***
   Ratio of Expenses **                           1.40%                1.40%            1.40%

PERIOD ENDED DECEMBER 31, 1999

   Unit Value                               $ 12.498154          $ 12.969005              n/a
   Total Return *                             24.98%***               18.46%              n/a
   Ratio of Expenses **                           1.40%                1.40%              n/a
----------------------------------
----------------------------------

* Total return for period indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.

** Annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

*** Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)  Commencement of operations January 21, 1999.

(b)  Commencement of operations May 13, 1999.

(c)  Inception date May 1, 2000.

JNLNY SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 - FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                                JNL/Salomon
                                         JNL/S&P                                 Brothers
                                     Very Aggressive       JNL/Salomon        U.S. Government
                                         Growth          Brothers Global         & Quality
                                     Portfolio I (b)    Bond Portfolio (a)    Bond Portfolio
                                    ------------------  ------------------  --------------------
                                    ------------------  ------------------  --------------------

PORTFOLIO DATA

PERIOD ENDED DECEMBER 31, 2003

   Net Assets (in thousands)                  $ 1,844             $ 4,498               $ 7,946
   Units Outstanding (in thousands)               200                 325                   639
   Investment Income Ratio *                    0.00%               5.83%                 2.99%

PERIOD ENDED DECEMBER 31, 2002

   Net Assets (in thousands)                  $ 1,102             $ 2,484               $ 9,857
   Units Outstanding (in thousands)               160                 210                   804
   Investment Income Ratio *                    0.07%               6.62%                 4.67%

PERIOD ENDED DECEMBER 31, 2001

   Net Assets (in thousands)                  $ 1,557             $ 1,890               $ 5,401
   Units Outstanding (in thousands)               174                 171                   489
   Investment Income Ratio *                    3.37%               7.94%                 5.70%

PERIOD ENDED DECEMBER 31, 2000

   Net Assets (in thousands)                  $ 1,013               $ 874               $ 2,883
   Units Outstanding (in thousands)                97                  82                   271
   Investment Income Ratio *                    0.00%               0.00%                 0.00%

PERIOD ENDED DECEMBER 31, 1999

   Net Assets (in thousands)                    $ 199               $ 537               $ 1,530
   Units Outstanding (in thousands)                16                  53                   158
   Investment Income Ratio *                    0.00%               0.00%                 0.00%
----------------------------------



                                        JNL/T. Rowe           JNL/T. Rowe        JNL/T. Rowe
                                     Price Established       Price Mid-Cap       Price Value
                                    Growth Portfolio (a)    Growth Portfolio    Portfolio (c)
                                    ---------------------  -------------------  ---------------
                                    ---------------------  -------------------  ---------------

PORTFOLIO DATA

PERIOD ENDED DECEMBER 31, 2003

   Net Assets (in thousands)                     $ 5,939              $ 9,383          $ 5,681
   Units Outstanding (in thousands)                  516                  636              519
   Investment Income Ratio *                       0.03%                0.00%            0.77%

PERIOD ENDED DECEMBER 31, 2002

   Net Assets (in thousands)                     $ 3,753              $ 4,315          $ 2,999
   Units Outstanding (in thousands)                  468                  447              353
   Investment Income Ratio *                       0.09%                0.00%            0.01%

PERIOD ENDED DECEMBER 31, 2001

   Net Assets (in thousands)                     $ 6,297              $ 6,417          $ 3,142
   Units Outstanding (in thousands)                  590                  495              301
   Investment Income Ratio *                       0.00%                0.00%            1.25%

PERIOD ENDED DECEMBER 31, 2000

   Net Assets (in thousands)                     $ 5,732              $ 6,525            $ 395
   Units Outstanding (in thousands)                  467                  476               36
   Investment Income Ratio *                       0.00%                0.00%            0.00%

PERIOD ENDED DECEMBER 31, 1999

   Net Assets (in thousands)                     $ 3,352              $ 2,206              n/a
   Units Outstanding (in thousands)                  268                  170              n/a
   Investment Income Ratio *                       0.00%                0.00%              n/a
----------------------------------

* These amounts represent the dividends, excluding distributions of capital gains, received by the portfolio from the underlying mutual fund divided by the average net assets.

(a)  Commencement of operations January 21, 1999.

(b)  Commencement of operations May 13, 1999.

(c)  Inception date May 1, 2000.


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Board of Directors of Jackson National Life Insurance Company of New York and Contract Owners of JNLNY Separate Account I:

We have audited the accompanying statements of assets and liabilities of each of the sub-accounts of JNLNY Separate Account I, at December 31, 2003, and the related statements of operations, changes in net assets and financial highlights for each of the periods indicated. These financial statements and financial highlights are the responsibility of the separate account's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of investments owned at December 31, 2003 by correspondence with the transfer agent of the underlying mutual funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the sub-accounts of JNLNY Separate Account I as of December 31, 2003 and the results of its operations, changes in net assets and financial highlights for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America.



/s/ KPMG LLP

March 5, 2004

                         JACKSON NATIONAL LIFE INSURANCE
                               COMPANY OF NEW YORK



                               [GRAPHIC OMITTED]














                              FINANCIAL STATEMENTS


                                DECEMBER 31, 2003

JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK

INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

------------------------------------------------------------------




Report of Independent Registered Public Accounting Firm                      1



Balance Sheets                                                               2



Income Statements                                                            3



Statements of Stockholder's Equity and Comprehensive Income                  4



Statements of Cash Flows                                                     5



Notes to Financial Statements                                                6

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Board of Directors and Stockholder of Jackson National Life Insurance Company of New York


We have audited the accompanying balance sheets of Jackson National Life Insurance Company of New York as of December 31, 2003 and 2002, and the related statements of income, stockholder's equity and comprehensive income, and cash flows for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jackson National Life Insurance Company of New York as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP

Detroit, Michigan
January 30, 2004

               JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK
     (A WHOLLY OWNED SUBSIDIARY OF JACKSON NATIONAL LIFE INSURANCE COMPANY)
                              FINANCIAL STATEMENTS


BALANCE SHEETS
(IN THOUSANDS, EXCEPT PER SHARE INFORMATION)


------------------------------------------------------------------------------------------------------------------
                                                                                          DECEMBER 31,
ASSETS                                                                             2003                 2002
                                                                             ------------------   ------------------
   Investments:
     Cash and short-term investments                                            $     38,609         $     99,729
     Investments available for sale, at fair value:
        Fixed maturities (amortized cost:  2003, $1,369,729;
             2002, $1,147,923)                                                     1,457,302            1,203,892
        Equities (cost: 2003, $157; 2002, $139)                                          148                   10
     Policy loans                                                                          4                    -
                                                                             ------------------   ------------------
         Total investments                                                         1,496,063            1,303,631

   Accrued investment income                                                          19,911               16,890
   Deferred acquisition costs                                                         65,447               70,525
   Reinsurance recoverable                                                             1,051                  834
   Receivable from Parent                                                                  -                   36
   Other assets                                                                           69                  122
   Variable annuity assets                                                           261,598              133,034
                                                                             ------------------   ------------------
         Total assets                                                           $  1,844,139         $  1,525,072
                                                                             ==================   ==================


LIABILITIES AND STOCKHOLDER'S EQUITY
   LIABILITIES
     Policy reserves and liabilities
          Reserves for future policy benefits                                   $      2,495         $        851
          Deposits on investment contracts                                         1,366,809            1,177,883
          Claims payable                                                               9,841                1,368
     Securities lending payable                                                       19,915               37,872
     Deferred income taxes                                                             9,857               12,272
     General expenses payable                                                          1,110                1,977
     Income taxes payable to Parent                                                       28                1,337
     Payable to Parent                                                                   291                    -
     Other liabilities                                                                 5,038                4,515
     Variable annuity liabilities                                                    261,598              133,034
                                                                             ------------------   ------------------
         Total liabilities                                                         1,676,982            1,371,109
                                                                             ------------------   ------------------

   STOCKHOLDER'S EQUITY
     Common stock, $1,000 par value; 2,000 shares
         authorized, issued and outstanding                                            2,000                2,000
     Additional paid-in capital                                                      141,000              141,000
     Accumulated other comprehensive income                                           19,205               15,409
     Retained earnings (deficit)                                                       4,952               (4,446)
                                                                             ------------------   ------------------
         Total stockholder's equity                                                  167,157              153,963
                                                                             ------------------   ------------------
         Total liabilities and stockholder's equity                             $  1,844,139         $  1,525,072
                                                                             ==================   ==================


                       See accompanying notes to financial statements.


               JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK
     (A WHOLLY OWNED SUBSIDIARY OF JACKSON NATIONAL LIFE INSURANCE COMPANY)
                              FINANCIAL STATEMENTS


INCOME STATEMENTS
(IN THOUSANDS)

---------------------------------------------------------------------------------------------------------------------

                                                                             YEARS ENDED DECEMBER 31,
                                                              -------------------------------------------------------
                                                                   2003                2002               2001
                                                              ----------------    ---------------   -----------------
REVENUES
   Premiums                                                     $      130          $     148          $      142

   Net investment income                                            81,140             55,457              24,732

   Net realized gains (losses) on investments                          199            (15,161)               (779)

   Fee income:
      Mortality charges                                                165                117                  76
      Expense charges                                                  220                160                  59
      Surrender charges                                              2,113              1,034                 844
      Variable annuity fees                                          2,894              2,071               1,989
                                                              ----------------    ---------------   -----------------
    Total fee income                                                 5,392              3,382               2,968

   Other income                                                        117                106                 141
                                                              ----------------    ---------------   -----------------

      Total revenues                                                86,978             43,932              27,204
                                                              ----------------    ---------------   -----------------

BENEFITS AND EXPENSES
   Death benefits                                                        -                 75                   -
   Market value adjustment benefits                                    110                 22                  35
   Interest credited on deposit liabilities                         60,081             46,904              20,818
    Increase in reserves, net of reinsurance recoverables               55              1,201                 217
   Other policyholder benefits                                       6,250              4,691               2,738
   Commissions                                                      21,398             41,272              24,880
   General and administrative expenses                               4,147              5,092               2,971
   Taxes, licenses and fees                                          1,284              1,651                 613
   Deferral of policy acquisition costs                            (30,214)           (52,207)            (29,495)
   Amortization of acquisition costs:
     Attributable to operations                                      9,326              6,381               1,534
     Attributable to net realized gains (losses) on
     investments                                                        82             (4,170)               (148)
                                                              ----------------    ---------------   -----------------

     Total benefits and expenses                                    72,519             50,912              24,163
                                                              ----------------    ---------------   -----------------

     Pretax income (loss)                                           14,459             (6,980)              3,041

   Income tax expense (benefit)                                      5,061             (2,443)              1,065
                                                              ----------------    ---------------   -----------------

      NET INCOME (LOSS)                                         $    9,398          $  (4,537)         $    1,976
                                                              ================    ===============   =================

                       See accompanying notes to financial statements.


               JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK
     (A WHOLLY OWNED SUBSIDIARY OF JACKSON NATIONAL LIFE INSURANCE COMPANY)
                              FINANCIAL STATEMENTS


STATEMENTS OF STOCKHOLDER'S EQUITY AND COMPREHENSIVE INCOME
(IN THOUSANDS)

-----------------------------------------------------------------------------------------------------------------------

                                                                              YEARS ENDED DECEMBER 31,
                                                                   2003                 2002                2001
                                                              -----------------   ------------------  -------------------

COMMON  STOCK
Beginning and end of year                                       $      2,000        $       2,000       $        2,000
                                                              -----------------   ------------------  -------------------

ADDITIONAL PAID-IN CAPITAL
Beginning of year                                                    141,000               71,000               31,000
   Capital contributions                                                   -               70,000               40,000
                                                              -----------------   ------------------  -------------------
End of year                                                          141,000              141,000               71,000
                                                              -----------------   ------------------  -------------------

ACCUMULATED OTHER COMPREHENSIVE INCOME
Beginning of year                                                     15,409                2,957                1,521
   Net unrealized investment gains, net of tax
     of $2,044 in 2003; $6,705 in 2002 and
     $773 in 2001                                                      3,796               12,452                1,436
                                                              -----------------   ------------------  -------------------
End of year                                                           19,205               15,409                2,957
                                                              -----------------   ------------------  -------------------

RETAINED EARNINGS (DEFICIT)
Beginning of year                                                     (4,446)                 91                (1,885)
   Net income (loss)                                                   9,398              (4,537)                1,976
                                                              -----------------   ------------------  -------------------
End of year                                                            4,952              (4,446)                   91
                                                              -----------------   ------------------  -------------------

TOTAL STOCKHOLDER'S EQUITY                                      $    167,157           $  153,963       $       76,048
                                                              =================   ==================  ===================


                                                                               YEARS ENDED DECEMBER 31,
                                                              -----------------------------------------------------------
                                                                   2003                 2002                2001
                                                              -----------------   ------------------  -------------------
COMPREHENSIVE INCOME
Net income (loss)                                               $      9,398        $      (4,537)      $        1,976

Net unrealized holding gains arising during the
     period, net of tax of $1,823 in 2003;
     $5,128 in 2002 and $797 in 2001                                   3,386                9,524                1,480
Reclassification adjustment for gains (losses) included
      in net income, net of tax of $221 in 2003,
      $1,576 in 2002, and $(24) in 2001                                  410                2,928                  (44)
                                                              -----------------   ------------------  -------------------

COMPREHENSIVE INCOME                                            $     13,194        $       7,915       $        3,412
                                                              =================   ==================  ===================

                       See accompanying notes to financial statements.

               JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK
     (A WHOLLY OWNED SUBSIDIARY OF JACKSON NATIONAL LIFE INSURANCE COMPANY)
                              FINANCIAL STATEMENTS


STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

-------------------------------------------------------------------------------------------------------------------------

                                                                               YEARS ENDED DECEMBER 31,
                                                                      2003                2002               2001
                                                                -------------------  ----------------   -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
      Net income (loss)                                           $        9,398       $    (4,537)       $      1,976

      Adjustments to reconcile net income (loss) to
        net cash provided by (used in) operating activities:
             Net realized gains (losses) on investments                     (199)           15,161                 779
             Interest credited on deposit liabilities                     60,081            46,904              20,818
             Amortization of premium (discount) on investments             2,320                67                (568)
             Deferred income tax provision                                (4,459)           (5,037)              6,379
             Other charges                                                 2,471             2,868                 569
             Change in:
               Accrued investment income                                  (3,021)           (8,461)             (4,830)
               Deferred acquisition costs                                (20,807)          (49,996)            (28,109)
               Income taxes payable to Parent                             (1,309)            1,337                   -
               Claims payable                                              8,473             1,368                   -
               Other assets and liabilities, net                           1,463              (934)              2,207
                                                                -------------------  ----------------   -----------------
      NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                 54,411            (1,260)               (779)
                                                                -------------------  ----------------   -----------------

CASH FLOWS FROM INVESTING ACTIVITIES:
      Fixed maturities and equities available for sale:
             Sales                                                        54,029            20,108               9,589
             Principal repayments, maturities, calls
               and redemptions                                            83,455            25,631              11,068
             Purchases                                                  (361,429)         (681,209)           (354,709)
      Other investing activities                                         (17,960)           28,326              (7,454)
                                                                -------------------  ----------------   -----------------
      NET CASH USED IN INVESTING ACTIVITIES                             (241,905)         (607,144)           (341,506)
                                                                -------------------  ----------------   -----------------

CASH FLOWS FROM FINANCING ACTIVITIES:
      Policyholder's account balances:
             Deposits                                                    316,359           663,807             377,132
             Withdrawals                                                 (99,335)          (49,277)            (27,764)
      Net transfers to separate accounts                                 (90,650)          (17,103)            (34,013)
      Capital contribution                                                     -            70,000              40,000
                                                               -------------------  ----------------   -----------------
      NET CASH PROVIDED BY FINANCING ACTIVITIES                          126,374           667,427             355,355
                                                               -------------------  ----------------   -----------------
      NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
       INVESTMENTS                                                       (61,120)           59,023              13,070

CASH AND SHORT-TERM INVESTMENTS, BEGINNING OF YEAR                        99,729            40,706              27,636
                                                                -------------------  ----------------   -----------------
CASH AND SHORT-TERM INVESTMENTS, END OF YEAR                      $       38,609       $    99,729        $     40,706
                                                                ===================  ================   =================


                       See accompanying notes to financial statements.

               JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK
     (A WHOLLY OWNED SUBSIDIARY OF JACKSON NATIONAL LIFE INSURANCE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003

--------------------------------------------------------------------------------
1.   NATURE OF OPERATIONS

     Jackson National Life Insurance Company of New York, (the "Company" or "JNL/NY") is wholly owned by Jackson National Life Insurance Company ("JNL" or the "Parent"), a wholly owned subsidiary of Brooke Life Insurance Company ("Brooke Life") which is ultimately a wholly owned subsidiary of Prudential plc ("Prudential"), London, England. JNL/NY is licensed to sell group and individual annuity products, including immediate and deferred fixed annuities, guaranteed investment contracts, variable annuities, and individual life insurance products in the states of New York, Delaware and Michigan.

 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION
     The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Certain prior year amounts have been reclassified to conform with the current year presentation with no impact on stockholder's equity or net income (loss).

     The preparation of the financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results may differ from those estimates. Significant estimates, as further discussed in the notes, include: 1) valuation of investments, including fair values of securities without readily ascertainable market values and the determination of when an unrealized loss is other than temporary; 2) assumptions as to future gross profits, including lapse and mortality rates, expenses, investment returns and policy crediting rates, used in the calculation of amortization of deferred acquisition costs; 3) assumptions used in calculating policy reserves and liabilities, including lapse and mortality rates, expenses and investment returns and 4) assumptions as to future earnings levels being sufficient to realize deferred tax benefits.

     COMPREHENSIVE INCOME
     Comprehensive income includes all changes in stockholder's equity (except those arising from transactions with owners/stockholders) and, in the Company's case, includes net income and net unrealized gains and losses on securities.

     INVESTMENTS
     Cash and short-term investments, which primarily include commercial paper and money market instruments, are carried at amortized cost. These investments have maturities of three months or less and are considered cash equivalents for reporting cash flows.

     Fixed maturities consist primarily of bonds, mortgage-backed securities and structured securities. Acquisition discounts and premiums on fixed maturities are amortized into investment income using the interest method. Mortgage-backed and structured securities are amortized over the estimated redemption period. All fixed maturities are classified as available for sale and are carried at fair value. For declines in fair value considered to be other than temporary, the cost basis of fixed maturities is reduced to estimated net realizable value, or in the case of other than high credit quality beneficial interests in securitized financial assets, fair value. In determining whether an other than temporary impairment has occurred, the Company considers a security's forecasted cash flows as well as the severity and duration of depressed fair values.

     Equities are carried at fair value. The cost basis of equities is reduced to estimated net realizable value for declines in fair value considered to be other than temporary.

     Policy loans are carried at the unpaid principal balances.

     Realized gains and losses on the sale of investments are recognized in income at the date of sale and are determined using the specific cost identification method. Acquisition premiums and discounts on investments are amortized to investment income using call or maturity dates. The changes in unrealized gains and losses on investments classified as available for sale, net of tax and the effect of the deferred acquisition costs adjustment, are excluded from net income and included as a component of comprehensive income and stockholder's equity.

     DEFERRED ACQUISITION COSTS
     Certain costs of acquiring new business, principally commissions, bonus interest on certain products and certain costs associated with policy issue and underwriting, which vary with and are primarily related to the production of new business, have been capitalized as deferred acquisition costs. Deferred acquisition costs are increased by interest thereon and amortized in proportion to anticipated premium revenues for traditional life policies and in proportion to estimated gross profits for annuities and interest-sensitive life products. As certain fixed maturities and equities available for sale are carried at fair value, an adjustment is made to deferred acquisition costs equal to the change in amortization that would have occurred if such securities had been sold at their stated fair value and the proceeds reinvested at current yields. The change in this adjustment is included with the change in fair value of fixed maturities and equities available for sale, net of tax, that is credited or charged directly to stockholder's equity and is a component of other comprehensive income. Deferred acquisition costs have been decreased by $58.0 million and $32.1 million at December 31, 2003 and 2002, respectively, to reflect this change.

     During 2002, poor equity market performance lowered future expected profits on the variable annuity line through lower fee income and an increased provision for future guaranteed minimum death benefit claims. As a result, the deferred acquisition cost asset associated with the variable annuities became impaired. During 2002, the asset was reduced through increased amortization of approximately $1.0 million to reflect the impairment. No such deferred acquisition cost asset reductions were required in 2003. However, further impairments or accelerated amortization of this deferred acquisition cost asset may result if future equity market returns are below assumed levels.

     FEDERAL INCOME TAXES
     The Company provides deferred income taxes on the temporary differences between the tax and financial statement basis of assets and liabilities. The Company files a consolidated federal income tax return with Jackson National Life Insurance Company and Brooke Life. The Company has entered into a written tax sharing agreement which is generally based on separate return calculations. Intercompany balances are settled on a quarterly basis.

     EMBEDDED DERIVATIVE
     The Company offers a guaranteed minimum income benefit on certain of its variable annuity products. Beginning in 2003, the liability is ceded to an unaffiliated company. The structure of the reinsurance agreement creates an embedded derivative, as defined by Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). The embedded derivative has been separated for accounting and financial reporting purposes and is carried at fair value. The change in fair value of the embedded derivative of $127 thousand in 2003 is included in increase in reserves, net of reinsurance recoverables. The fair value of the embedded derivative of $127 thousand at December 31, 2003 is included in reserves for future policy benefits.

     POLICY RESERVES AND LIABILITIES
     RESERVES FOR FUTURE POLICY BENEFITS:
     For traditional life insurance contracts, reserves for future policy benefits are determined using the net level premium method and assumptions as of the issue date as to mortality, interest, policy lapsation and expenses plus provisions for adverse deviations. Mortality assumptions range from 30% to 135% of the 1975-1980 Basic Select and Ultimate tables depending on policy duration. Interest rate assumptions range from 4.0% to 7.4%. Lapse and expense assumptions are based on the Parent's experience.

     DEPOSITS ON INVESTMENT CONTRACTS:
     For the Company's interest-sensitive life contracts, reserves approximate the policyholder's account value. For deferred annuities and the fixed option on variable annuity contracts, the reserve is the policyholder's account value.

     VARIABLE ANNUITY ASSETS AND LIABILITIES
     The assets and liabilities resulting from individual variable annuity contracts, which aggregated $261.6 million and $133.0 million at December 31, 2003 and 2002, respectively, are segregated in separate accounts. The Company receives fees for assuming mortality and expense risks and other administrative fees related to the issuance and maintenance of the contracts. Such fees are recorded as earned and included in fee income in the income statement.

     REVENUE AND EXPENSE RECOGNITION
     Premiums for traditional life insurance are reported as revenues when due. Benefits, claims and expenses are associated with earned revenues in order to recognize profit over the lives of the contracts. This association is accomplished by provisions for future policy benefits and the deferral and amortization of acquisition costs.

     Deposits on interest-sensitive life products and investment contracts, principally universal life contracts and deferred annuities, are treated as policyholder deposits and excluded from revenue. Revenues consist primarily of investment income and charges assessed against the policyholder's account value for mortality charges, surrenders and administrative expenses. Surrender benefits are treated as repayments of the policyholder account. Annuity benefit payments are treated as reductions to the policyholder account. Death benefits in excess of the policyholder account are recognized as an expense when incurred. Expenses consist primarily of the interest credited to the policyholder deposit. Underwriting and other acquisition expenses are associated with gross profit in order to recognize profit over the life of the business. This is accomplished by deferral and amortization of acquisition costs. Non-acquisition expenses are recognized as incurred.

     Investment income is not accrued on securities in default and otherwise where the collection is uncertain. Subsequent receipts of interest on such securities are generally used to reduce the cost basis of the securities.

 3.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     Disclosure is required for fair value information about financial instruments for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, cannot be realized in immediate settlement of the instrument.

     The following summarizes the basis used by the Company in estimating its fair value disclosures for financial instruments:

     CASH AND SHORT-TERM INVESTMENTS:
     Carrying value is considered to be a reasonable estimate of fair value.

     FIXED MATURITIES:
     Fair values for fixed maturity securities are based principally on quoted market prices, if available. For securities that are not actively traded, fair values are estimated using independent pricing services or analytically determined values.

     EQUITIES:
     Fair values for common stock are based principally on quoted market prices, if available. For securities that are not actively traded, fair values are estimated using independent pricing services or analytically determined values.

     POLICY LOANS:
     Fair value approximates carrying value since policy loan balances reduce the amount payable at death or surrender of the contract.

     VARIABLE ANNUITY ASSETS:
     Variable annuity assets are carried at the market value of the underlying securities.

     ANNUITY RESERVES:
     Fair value for immediate annuities, without mortality features, are derived by discounting the future estimated cash flows using current interest rates for similar maturities. For deferred annuities, fair value is based on surrender value. The carrying value and fair value of such annuities approximated $1,312.9 million and $1,276.6 million, respectively, at December 31, 2003 and $1,134.1 million and $1,105.8 million, respectively, at December 31, 2002.

     VARIABLE ANNUITY LIABILITIES:
     Fair value of contracts in the accumulation phase is based on surrender value. Fair value of contracts in the payout phase is based on the present value of future cash flows at assumed interest rates. The fair value approximated $243.6 million and $121.5 million at December 31, 2003 and 2002, respectively.

 4.  INVESTMENTS

     Investments are comprised primarily of fixed-income securities, primarily publicly-traded industrial, mortgage-backed, utility and government bonds. Mortgage-backed securities include asset-backed and other structured securities. The Company generates the majority of its deposits from interest-sensitive individual annuity contracts and life insurance products on which it has committed to pay a declared rate of interest. The Company's strategy of investing in fixed-income securities aims to ensure matching of the asset yield with the interest-sensitive liabilities and to earn a stable return on its investments.

     FIXED MATURITIES
     The following table sets forth fixed maturity investments at December 31, 2003, classified by rating categories as assigned by nationally recognized statistical rating organizations, the National Association of Insurance Commissioners ("NAIC"), or if not rated by such organizations, the Company's investment advisor. At December 31, 2003, the carrying value of investments rated by the Company's investment advisor totaled $21.9 million. For purposes of the table, if not otherwise rated higher by a nationally recognized statistical rating organization, NAIC Class 1 investments are included in the A rating; Class 2 in BBB, Class 3 in BB and Classes 4 through 6 in B and below.

                  INVESTMENT RATING                      PERCENT OF TOTAL
                  -----------------                  -------------------------
                  AAA                                          5.1%
                  AA                                           4.0
                  A                                           27.4
                  BBB                                         57.1
                                                     -------------------------
                      Investment grade                        93.6
                                                     -------------------------
                  BB                                           5.2
                  B and below                                  1.2
                                                     -------------------------
                         Below investment grade                6.4
                                                     -------------------------
                      Total fixed maturities                 100.0%
                                                     -------------------------

     The amortized cost and carrying value of fixed maturities in default that were anticipated to be income producing when purchased were $3.0 million and $3.2 million, respectively, at December 31, 2003. The amortized cost and carrying value of fixed maturities that have been non-income producing for the 12 months preceding December 31, 2003 were $3.0 million and $3.2 million respectively.

     The amortized cost, gross unrealized gains and losses and fair value of fixed maturities are as follows (in thousands):

                                                                     GROSS             GROSS
                                                AMORTIZED         UNREALIZED         UNREALIZED           FAIR
        DECEMBER 31, 2003                         COST               GAINS             LOSSES             VALUE
        --------------------------------    ------------------ ------------------ ----------------- ------------------
           U.S. Treasury securities             $        514         $       21        $        -        $       535
           Public utilities                          133,295             10,917               119            144,093
           Corporate securities                    1,031,522             74,993             1,608          1,104,907
           Mortgage-backed securities                204,398              4,437             1,068            207,767
                                            ------------------ ------------------ ----------------- ------------------
               Total                            $  1,369,729         $   90,368        $    2,795        $ 1,457,302
                                            ================== ================== ================= ==================

                                                                     GROSS             GROSS
                                               AMORTIZED          UNREALIZED         UNREALIZED           FAIR
        DECEMBER 31, 2002                         COST               GAINS             LOSSES             VALUE
        --------------------------------   ------------------- ------------------ ----------------- ------------------
           U.S. Treasury securities             $        515         $       33        $        -        $       548
           Public utilities                           79,776              4,969             3,128             81,617
           Corporate securities                      887,746             57,151             6,770            938,127
           Mortgage-backed securities                179,886              4,409               695            183,600
                                           ------------------- ------------------ ----------------- ------------------
               Total                            $  1,147,923         $   66,562        $   10,593        $ 1,203,892
                                           =================== ================== ================= ==================

     At December 31, 2003 and 2002, available for sale securities without a readily ascertainable market value having an amortized cost of $157.4 million and $94.2 million, respectively, had an estimated fair value of $161.6 million and $96.4 million, respectively.

     The amortized cost and fair value of fixed maturities at December 31, 2003,
     by  contractual  maturity,   are  shown  below  (in  thousands).   Expected
     maturities may differ from  contractual  maturities where securities can be called or prepaid with or without early redemption penalties.

                                                                  AMORTIZED
                                                                     COST             FAIR VALUE
                                                              ------------------- -------------------
     Due in 1 year or less                                          $    21,614         $    22,208
     Due after 1 year through 5 years                                   308,427             330,991
     Due after 5 years through 10 years                                 781,451             841,378
     Due after 10 years through 20 years                                 48,709              49,489
     Due after 20 years                                                   5,130               5,469
     Mortgage-backed securities                                         204,398             207,767
                                                              ------------------- -------------------
        Total                                                       $ 1,369,729         $ 1,457,302
                                                              =================== ===================

     Fixed maturities with a carrying value of $535 thousand and $548 thousand were on deposit with the State of New York at December 31, 2003 and 2002, respectively, as required by state insurance law.

     As of December 31, 2003, the fair value and the amount of gross unrealized losses in accumulated other comprehensive income in stockholder's equity are as follows (in thousands):

                                        LESS THAN 12 MONTHS           12 MONTHS OR LONGER                 TOTAL
                                   -----------------------------------------------------------------------------------------
                                   -----------------------------------------------------------------------------------------
                                       GROSS                          GROSS                       GROSS
                                     UNREALIZED                    UNREALIZED                  UNREALIZED
                                       LOSSES       FAIR VALUE       LOSSES      FAIR VALUE      LOSSES       FAIR VALUE
                                   -------------- --------------- ------------- -------------- ------------- ---------------
     Public utilities                $       11     $     4,913     $     108     $     910      $    119      $    5,823
     Corporate securities                 1,583          75,923            25         1,970         1,608          77,893
     Mortgage-backed securities           1,005          36,812            63         3,993         1,068          40,805
                                   -------------- --------------- ------------- -------------- ------------- ---------------
       Subtotal - fixed maturities        2,599         117,648           196         6,873         2,795         124,521
     Equities                                10             148             -             -            10             148
                                   -------------- --------------- ------------- -------------- ------------- ---------------
     Total temporarily impaired
          securities                 $    2,609     $   117,796     $     196     $   6,873      $  2,805      $  124,669
                                   ============== =============== ============= ============== ============= ===============

     To the extent unrealized losses are not due to changes in interest rates, securities in an unrealized loss position are regularly reviewed for other than temporary declines in value. Factors considered in determining whether a decline is other than temporary include the length of time a security has been in an unrealized position, reasons for the decline in value and expectations for the amount and timing of a recovery in value.

     Assessments include judgments about an obligor's current and projected financial position, an issuer's current and projected ability to service and repay its debt obligations, the existence of, and realizable value for, any collateral backing obligations, the macro-economic outlook and micro-economic outlooks for specific industries and issuers. Assessing the duration of mortgage-backed securities can also involve assumptions regarding underlying collateral such as prepayment rates, default and recovery rates, and third-party servicing abilities.

     Of the total carrying value for fixed maturities in an unrealized loss position at December 31, 2003, 59.6% were investment grade, 5.6% were below investment grade and 34.8% were not rated. Unrealized losses from fixed maturities that were below investment grade or not rated represented approximately 46.0% of the aggregate gross unrealized losses on available for sale fixed maturities.

     Corporate fixed maturities in an unrealized loss position were diversified across industries. As of December 31, 2003, the industries representing the larger unrealized losses included insurance (12.0% of fixed maturities gross unrealized losses) and food (6.7%). Other debt securities in an unrealized loss position are primarily asset-backed securities, including collateralized debt obligations. As of December 31, 2003 asset-backed other debt securities represented 32.1% of fixed maturities gross unrealized losses, including 0.2% related to collateralized debt obligations. The Company had no material unrealized losses on individual fixed maturities or equities at December 31, 2003.

     The amount of gross unrealized losses for fixed maturities in an unrealized loss position by maturity date of the fixed maturities as of December 31, 2003 are as follows (in thousands):

          Less than one year                       $            -
          One to five years                                   197
          Five to ten years                                   967
          More than ten years                                 563
          Mortgage-backed securities                        1,068
                                                   --------------
          Total gross unrealized losses            $        2,795
                                                   ==============

     SECURITIES LENDING
     The Company has entered into a securities lending agreement with an agent bank whereby blocks of securities are loaned to third parties, primarily major brokerage firms. As of December 31, 2003 and 2002, the estimated fair value of loaned securities was $19.5 million and $36.8 million, respectively. The agreement requires a minimum of 102 percent of the fair value of the loaned securities to be held as collateral, calculated on a daily basis. To further minimize the credit risks related to this program, the financial condition of counterparties is monitored on a regular basis. Cash collateral received in the amount of $19.9 million and $37.9 million at December 31, 2003 and 2002, respectively, was invested by the agent bank and included in short-term investments of the Company. A securities lending payable is included in liabilities for cash collateral received.

5.   INVESTMENT INCOME AND REALIZED GAINS AND LOSSES

     All investment income for 2003, 2002 and 2001 is related to earnings on short-term investments, fixed maturity securities and equities. Investment expenses totaled $562 thousand, $323 thousand and $131 thousand in 2003, 2002 and 2001, respectively.

     Net realized investment gains (losses) on investments are as follows (in thousands):

                                           YEARS ENDED DECEMBER 31,
                                    2003             2002            2001
                                 ------------    -------------    ------------
     Sales of fixed maturities:
         Gross gains               $  4,032        $     296       $    424
         Gross losses                (3,638)          (3,090)          (703)
     Impairment losses                 (195)         (12,367)          (500)
                                 ------------    -------------    ------------
     Total                         $    199        $ (15,161)      $   (779)
                                 ============    =============    ============

     The Company periodically reviews its fixed maturities and equities on a case-by-case basis to determine if any decline in fair value below the carrying value is other than temporary. If it is determined that a decline in value of an investment is temporary, the decline is recorded as an unrealized loss in accumulated other comprehensive income in stockholder's equity. If the decline is considered to be other than temporary, a realized loss is recorded in the income statement.

     Generally, securities with fair values that are less than 80% of cost and other securities the Company determines are underperforming, or potential problem securities, are subject to regular review. To facilitate the review, securities with significant declines in value, or where other objective criteria evidencing credit deterioration have been met, are included on a watch list. Among the criteria for securities to be included on a watch list are: credit deterioration which has led to a significant decline in value of the security; a significant covenant related to the security has been breached; and an issuer has filed or indicated a possibility of filing for bankruptcy, has missed or announced it intends to miss a scheduled interest or principal payment, or has experienced a specific material adverse change that may impair its credit worthiness.

     In performing these reviews, the Company considers the relevant facts and circumstances relating to each investment and must exercise considerable judgment in determining whether a security is other than temporarily impaired. Among the factors considered is whether the decline in fair value results from a change in the quality of the security itself, or from a downward movement in the market as a whole, and the likelihood of recovering the carrying value based on the current and short term prospects of the issuer. Unrealized losses that are considered to be primarily the result of market conditions, such as increasing interest rates, unusual market volatility or industry-related events, and where the Company also believes there exists a reasonable expectation for recovery and, furthermore, has the intent and ability to hold the investment until maturity or the market recovery, are usually determined to be temporary.

     The risks inherent in reviewing the impairment of any investment include the risk that market results may differ from expectations; facts and circumstances may change in the future and differ from estimates and assumptions; or the Company may later decide to sell the security as a result of changed circumstances.

     To the extent factors contributing to the impairment losses recognized in 2003, 2002 and 2001 affected other investments, such investments were reviewed for other than temporary impairment and losses were recorded if appropriate.

     The Company applies the provisions of Emerging Issues Task Force Issue No. 99-20 ("EITF 99-20"), "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets," when evaluating whether impairments on its structured securities, including asset-backed securities and collateralized debt obligations, are other than temporary. The Company regularly reviews future cash flow assumptions and, in accordance with EITF 99-20, if there has been an adverse change in estimated cash flows to be received from a security, an impairment is recognized in net income. For privately placed structured securities, impairment amounts are based on discounted cash flows.

     There are inherent uncertainties in assessing the fair values assigned to the Company's investments and in determining whether a decline in market value is other than temporary. The Company's review of fair value involves several criteria including economic conditions, credit loss experience, other issuer-specific developments and future cash flows. These assessments are based on the best available information at the time. Factors such as market liquidity, the widening of bid/ask spreads and a change in the cash flow assumptions can contribute to future price volatility. If actual experience differs negatively from the assumptions and other considerations used in the financial statements, unrealized losses currently in accumulated other comprehensive income may be recognized in the statement of operations in future periods.

     The Company currently intends to hold available for sale securities with unrealized losses not considered other than temporary until they mature or recover in value. However, if the specific facts and circumstances surrounding a security, or the outlook for its industry sector change, the Company may sell the security and realize a loss.

6.   REINSURANCE

     The Company cedes reinsurance to other insurance companies in order to limit losses from large exposures; however, if the reinsurer is unable to meet its obligations, the originating issuer of the coverage retains the liability. The maximum amount of life insurance risk retained by the Company on any one life is generally $200 thousand. Amounts not retained are ceded to other companies on a yearly renewable-term or a coinsurance basis.

     The effect of reinsurance on premiums is as follows (in thousands):

                                      YEARS ENDED DECEMBER 31,
                                2003            2002             2001
                            -------------    ------------     ------------
     Direct premiums          $      588       $     553        $     558
     Ceded premiums                  458             405              416
                            -------------    ------------     ------------
          Net premiums        $      130       $     148        $     142
                            =============    ============     ============

     Components of the reinsurance recoverable asset are as follows (in thousands):

                                    DECEMBER 31,
                                2003            2002
                            -------------    ------------
     Ceded reserves           $    1,041       $     825
     Ceded - other                    10
                                                       9
                            -------------    ------------
            Total             $    1,051       $     834
                            =============    ============

7.   FEDERAL INCOME TAXES

     The components of the provision for federal income taxes are as follows (in thousands):

                                                                       YEARS ENDED DECEMBER 31,
                                                                 2003            2002             2001
                                                             -------------    ------------     ------------
     Current tax expense (benefit)                            $   9,520         $   2,594        $ (5,314)

     Deferred tax expense (benefit)                              (4,459)                            6,379
                                                                                   (5,037)
                                                             -------------    ------------     ------------

     Provision for income taxes                               $   5,061         $  (2,443)       $  1,065
                                                             =============    ============     ============

     The provisions for 2003, 2002 and 2001 differ from the amounts determined by multiplying pretax income (loss) by the statutory federal income tax rate of 35% by the effect of rounding.

     Federal income taxes of $10.8 million, $650 thousand and $(5.3) million were paid to (recovered from) JNL in 2003, 2002 and 2001, respectively.

     The tax effects of significant temporary differences that give rise to deferred tax assets and liabilities were as follows (in thousands):

                                                                                           DECEMBER 31,
                                                                                    2003                  2002
                                                                             -------------------    ------------------
         GROSS DEFERRED TAX ASSET
         Policy reserves and other insurance items                             $        33,542         $      22,133
         Difference between financial reporting and tax basis of
          investments                                                                    4,511                 4,410
         Other, net                                                                        154                   485
                                                                             -------------------    ------------------
         Total gross deferred tax asset                                                 38,207                27,028
                                                                             -------------------    ------------------

         GROSS DEFERRED TAX LIABILITY
         Deferred acquisition costs                                                    (17,417)              (19,741)
         Net unrealized gains on available for sale securities                         (30,647)              (19,544)
         Other, net                                                                          -                   (15)
                                                                             -------------------    ------------------
         Total gross deferred tax liability                                            (48,064)              (39,300)
                                                                             -------------------    ------------------

         NET DEFERRED TAX LIABILITY                                            $        (9,857)        $     (12,272)
                                                                             ===================    ==================


     Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax asset.

     At December 31, 2003, the Company had a federal tax capital loss carryforward of approximately $8.9 million, which will expire in 2007 and 2008.

8.   CONTINGENCIES

     The Company is not involved in litigation that would have a material adverse affect on the Company's financial condition or results of operations.

9.   STOCKHOLDER'S EQUITY

     The declaration of dividends which can be paid by the Company is regulated by New York Insurance law. The Company must file a notice of its intention to declare a dividend and the amount thereof with the superintendent at least thirty days in advance of any proposed dividend declaration. No dividends were paid to JNL in 2003, 2002 or 2001. The Company received capital contributions of $70.0 million and $40.0 million in 2002 and 2001, respectively.

     Statutory capital and surplus of the Company was $109.9 million and $96.0 million at December 31, 2003 and 2002, respectively. Statutory net income
     (loss) of the Company was $14.4 million, $(18.2) million, and $(13.6) million in 2003, 2002 and 2001, respectively.

     For life insurance companies, regulatory risk-based capital rules require a specified level of capital depending on the types and quality of investments held, the types of business written and the types of liabilities maintained. Depending on the ratio of an insurer's adjusted surplus to its risk-based capital, the insurer could be subject to various regulatory actions ranging from increased scrutiny to conservatorship. JNL/NY has risk-based capital ratios for 2003 and 2002 that are significantly above the regulatory action levels.

     Effective December 31, 2002, the Insurance Department of the State of New York adopted accounting guidance permitting the reporting of certain deferred tax assets. The implementation of the revised guidance on December 31, 2002 resulted in an increase to statutory capital and surplus of $2.5 million.

10.  LEASE OBLIGATION

     The Company is party to a cancelable operating lease agreement under which it occupies office space. Rent expense totaled $21 thousand, $21 thousand, and $102 thousand in 2003, 2002 and 2001, respectively. During 2001, the Company terminated its operating lease agreement and entered into a new lease agreement with the same landlord for less office space. The future lease obligations at December 31, 2003 relating to this lease are immaterial.

11.  OTHER RELATED PARTY TRANSACTIONS

     The Company's investment portfolio is managed by PPM America, Inc. ("PPM"), a registered investment advisor and ultimately a wholly owned subsidiary of Prudential. The Company paid $474 thousand, $318 thousand and $129 thousand to PPM for investment advisory services during 2003, 2002 and 2001, respectively.

     The Company has an administrative services agreement with its parent, JNL, under which JNL provides certain administrative services. Administrative fees were $2.8 million, $3.5 million, and $1.1 million in 2003, 2002 and 2001, respectively.

12.  BENEFIT PLANS

     The Company participates in a defined contribution retirement plan covering substantially all employees, sponsored by its parent, JNL. To be eligible, an employee must have attained the age of 21 and completed at least 1,000 hours of service in a 12-month period. The Company's annual contributions, as declared by the board of directors, are based on a percentage of eligible compensation paid to participating employees during the year. The Company's expense related to this plan was $93 thousand, $62 thousand and $44 thousand in 2003, 2002 and 2001, respectively.

     The Company participates in a non-qualified voluntary deferred compensation plan for certain employees, sponsored by its parent, JNL. At December 31, 2003 and 2002, JNL's liability for this plan related to the Company's employees totaled $429 thousand and $229 thousand, respectively. JNL invests general account assets in selected mutual funds in amounts similar to participant elections as a hedge against significant movement in the payout liability. The Company had no expense related to this plan in 2003, 2002 or 2001.

     The Company sponsors a non-qualified voluntary deferred compensation plan for certain agents. The plan assets and liabilities are held by the Company's parent, JNL, pursuant to the administrative services agreement. At December 31, 2003 and 2002, JNL's liability for this plan related to the Company's agents totaled $598 thousand and $477 thousand, respectively. JNL invests general account assets in selected mutual funds in amounts similar to participant elections as a hedge against significant movement in the payout liability. The Company's expense related to this plan totaled $5 thousand, $44 thousand, and $31 thousand in 2003, 2002 and 2001, respectively.

PART C. OTHER INFORMATION

Item 24. Financial Statements and Exhibits
      (a)  Financial Statements:

           (1)  Financial statements and schedules included in Part A:

                Not Applicable

           (2)  Financial statements and schedules included in Part B:

                JNLNY Separate Account I

                Report of Independent Accountants as of December 31, 2003
                  Statement of Assets and Liabilities as of December 31, 2003 Statement of Operations for the Year Ended December 31, 2003 Statement of Changes in Net Assets for the Years Ended
                   December 31, 2003, 2002 and 2001

                Notes to Financial Statements

                Jackson National Life Insurance Company of New York

                Report of Independent Accountants as of December 31, 2003
                  Balance Sheet for the years ended December 31, 2003, 2002 and
                   2001
                Income Statement for the years ended December 31, 2003,
                   2002, and 2001
                Statement of Stockholder's Equity and Comprehensive Income
                   for the years ended December 31, 2003, 2002, and 2001
                Statement of Cash Flows for the years ended
                  December 31, 2003, 2002 and 2001

                Notes to Financial Statements

Item 24.(b) Exhibits

Exhibit No. Description

1. Resolution of Depositor's Board of Directors authorizing the establishment of the Registrant, incorporated by reference to Registrant's Registration Statement filed on October 3,
         1997 (File Nos. 333-37175 and 811-08401).

2.       Not Applicable

3.a General Distributor Agreement dated September 19, 1997, incorporated by reference to Registrant's Registration Statement filed on October 3, 1997 (File Nos. 333-37175 and 811-08401).

b. General Distributor Agreement dated June 30, 1998, incorporated by reference to Registrant's Post-Effective Amendment No. 12 filed on July 22, 2004 (File Nos. 333-70384 and 811-08401).

4.a. Specimen of the Perspective L Series Fixed and Variable Annuity Contract, attached hereto.

b. Specimen of Section 403(b) Tax Sheltered Annuity Endorsement, incorporated by reference to Registrant's Registration Statement filed on August 19, 2004 (File Nos. 333-118370 and 811-08401).

c. Specimen of Retirement Plan Endorsement, incorporated by reference to Registrant's Registration Statement filed on August 19, 2004
         (File Nos. 333-118370 and 811-08401).

d. Specimen of Individual Retirement Annuity Endorsement, incorporated by reference to Registrant's Registration Statement filed on August 19, 2004 (File Nos. 333-118370 and 811-08401).

e. Specimen of Roth Individual Retirement Annuity Endorsement, incorporated by reference to Registrant's Registration Statement filed on August 19, 2004 (File Nos. 333-118370 and 811-08401).

f. Specimen of Guaranteed Minimum Withdrawal Benefit Endorsement, incorporated by reference to Registrant's Post-Effective Amendment No. 12 filed on July 22, 2004 (File Nos. 333-70384 and 811-08401).

g. Specimen of 5% for Life Guaranteed Minimum Withdrawal Benefit Endorse-ment, incorporated by reference to Registrant's Post-Effective Amendment No. 12 filed on July 22, 2004 (File Nos. 333-70384 and 811-08401).

h. Specimen of 4% for Life Guaranteed Minimum Withdrawal Benefit Endorse-ment, incorporated by reference to Registrant's Post-Effective Amendment No. 12 filed on July 22, 2004 (File Nos. 333-70384 and 811-08401).

i. Specimen of Guaranteed Minimum Income Benefit Endorsement, incorporated by reference to Registrant's Registration Statement filed on October 4, 2004 (File Nos. 333-119522 and 811-08401).

j. Specimen of Highest Anniversary Value Death Benefit Endorsement, incorporated by reference to Registrant's Post-Effective Amendment No. 12 as filed on July 22, 2004 (File Nos. 333-70384 and 811-08401).

k. Specimen of 3% Contract Enhancement Endorsement, incorporated by reference to the Registrant's Post-Effective Amendment No. 9 filed on September 22, 2003 (File Nos. 333-70384 and 811-08401).

l. Specimen of 4% Contract Enhancement Endorsement, incorporated by reference to Registrant's Post-Effective Amendment No. 12 as filed on July 22, 2004 (File Nos. 333-70384 and 811-08401).

m. Specimen of 2% Contract Enhancement Endorsement, incorporated by reference to Registrant's Post-Effective Amendment No. 12 as filed on July 22, 2004 (File Nos. 333-70384 and 811-08401).

n. Form of Reduced Administration Charge Endorsement, incorporated by reference to Registrant's Pre-Effective Amendment No. 1 filed via EDGAR on May 8, 2002 (File Nos. 333-81266 and 811-08401).

o. Specimen of Guaranteed Minimum Withdrawal Benefit Endorsement, incorporated by reference to Registrant's Post-Effective Amendment No. 12 as filed on July 22, 2004 (File Nos. 333-70384 and 811-08401).

p. Specimen of 5% for Life Guaranteed Minimum Withdrawal Benefit Endorse-ment, incorporated by reference to Registrant's Post-Effective Amendment No. 12 filed via EDGAR on July 22, 2004 (File Nos. 333-70384 and 811-08401).

q. Specimen of 4% for Life Guaranteed Minimum Withdrawal Benefit Endorse-ment, incorporated by reference to Registrant's Post-Effective Amendment No. 12 filed via EDGAR on July 22, 2004 (File Nos. 333-70384 and 811-08401).

r.       Specimen of Charitable Remainder Trust Endorsement, attached hereto.

s. Specimen of Enhanced Dollar Cost Averaging Endorsement, attached hereto.

5.a. Form of the Perspective L Series Fixed and Variable Annuity Application, attached hereto.

6.a. Declaration and Charter of Depositor, incorporated by reference to Registrant's Registration Statement filed on October 3,
         1997 (File Nos. 333-37175 and 811-08401).

b. By-laws of Depositor, incorporated by reference to Registrant's Registration Statement filed on October 3, 1997 (File Nos. 333-37175 and 811-08401).

7.a.     Variable Annuity GMIB Reinsurance Agreement [TO BE FILED BY AMENDMENT].

8.       Not Applicable

9.       Opinion and Consent of Counsel, attached hereto.

10. Consent of Independent Registered Public Accounting Firm, attached hereto.

11.      Not Applicable

12.      Not Applicable

Item 25. Directors and Officers of the Depositor

         Name and Principal                 Positions and Offices
         Business Address                   with Depositor

         Donald B. Henderson, Jr.           Director
         4A Rivermere Apartments
         Bronxville, NY  10708

         David L. Porteous                  Director
         20434 Crestview Drive
         Reed City, MI  49777

         Donald T. DeCarlo                  Director
         200 Manor Road
         Douglaston, New York 11363

         Joanne P. McCallie                 Director
         1 Birch Road
         110 Berkowitz
         East Lansing, MI 48824

         Herbert G. May III                 Chief Administrative Officer &
         275 Grove St Building 2            Director
         4th floor
         Auburndale, MA 02466

         Richard D. Ash                     Vice President -
         1 Corporate Way                    Actuary & Appointed Actuary
         Lansing, MI 48951

         John B. Banez                      Vice President -
         1 Corporate Way                    Systems and Programming
         Lansing, MI 48951

         James Binder                       Vice President -
         1 Corporate Way                    Finance and Corporate Strategy
         Lansing, MI 48951

         John H. Brown                      Vice President - Government
         1 Corporate Way                    Relations & Director
         Lansing, MI 48951

         Joseph Mark Clark                  Vice President -
         1 Corporate Way                    Policy Administration
         Lansing, MI 48951

         Marianne Clone                     Vice President - Administration -
         1 Corporate Way                    Customer Service Center & Director
         Lansing, MI 48951

         James B. Croom                     Vice President &
         1 Corporate Way                    Deputy General Counsel
         Lansing, MI 48951

         Gerald W. Decius                   Vice President -
         1 Corporate Way                    Systems Application Coordinator
         Lansing, MI 48951

         Lisa C. Drake                      Senior Vice President - Chief
         1 Corporate Way                    Actuary
         Lansing, MI 48951

         Robert A. Fritts                   Senior Vice President &
         1 Corporate Way                    Controller - Financial
         Lansing, MI 48951                  Operations

         James D. Garrison                  Vice President - Tax
         1 Corporate Way
         Lansing, MI 48951

         Julia A. Goatley                   Vice President, Senior Counsel,
         1 Corporate Way                    Assistant Secretary & Director
         Lansing, MI 48951

         James Golembiewski                 Vice President & Chief of Compliance
         1 Corporate Way                    for Separate Accounts, Senior
         Lansing, MI 48951                  Counsel & Assistant Secretary

         Andrew B. Hopping                  Executive Vice President,
         1 Corporate Way                    Chief Financial Officer,
         Lansing, MI 48951                  Treasurer & Chairman of the Board

         Stephen A. Hrapkiewicz, Jr.        Senior Vice President - Human
         1 Corporate Way                    Resources
         Lansing, MI 48951

         Clifford J. Jack                   Executive Vice President &
         8055 E. Tufts Avenue               Chief Distribution Officer
         Suite 1000
         Denver, CO 80237

         Cheryl L. Johns                    Vice President - Life Division
         1 Corporate Way
         Lansing, MI 48951

         Timo P. Kokko                      Vice President - Support
         1 Corporate Way                    Services
         Lansing, MI 48951

         Everett W. Kunzelman               Vice President - Underwriting
         1 Corporate Way
         Lansing, MI 48951

         Clark P. Manning                   President, Chief Executive Officer
         1 Corporate Way                    & Director
         Lansing, MI 48951

         Thomas J. Meyer                    Senior Vice President,
         1 Corporate Way                    General Counsel &
         Lansing, MI 48951                  Secretary

         Keith R. Moore                     Vice President - Technology
         1 Corporate Way
         Lansing, MI 48951

         P. Chad Myers                      Senior Vice President - Asset/
         1 Corporate Way                    Liability Management
         Lansing, MI 48951

         J. George Napoles                  Executive Vice President &
         1 Corporate Way                    Chief Information Officer
         Lansing, MI 48951

         Mark D. Nerud                      Vice President - Fund
         225 W. Wacker Drive                Accounting & Administration
         Suite 1200
         Chicago, IL 60606

         Russell E. Peck                    Vice President - Financial
         1 Corporate Way                    Operations & Director
         Lansing, MI 48951

         Bradley J. Powell                  Vice President - Institutional
         210 Interstate North Parkway       Marketing Group
         Suite 401
         Atlanta, GA 30339-2120

         Laura L. Prieskorn                 Vice President - Model Office
         1 Corporate Way
         Lansing, MI 48951

         James B. Quinn                     Vice President - Broker
         1 Corporate Way                    Management
         Lansing, MI 48951

         James R. Sopha                     Executive Vice President -
         1 Corporate Way                    Corporate Development
         Lansing, MI 48951

         Robert M. Tucker, Jr.              Vice President - Regional
         1 Corporate Way                    Information Technology
         Lansing, MI 48951

         Michael A. Wells                   Chief Operating Officer
         401 Wilshire Boulevard             & Director
         Suite 1200
         Santa Monica, CA 90401

         Karen S. Weidman                   Vice President - Administration -
         8055 E. Tufts Avenue               Denver Service Center
         Suite 1000
         Denver, CO 80237


Item 26.   Persons Controlled by or Under Common Control with the Depositor or Registrant.

           Company             State of Organization         Control/Ownership            Business Principal

120 Orion, LLC                  South Carolina               100% Jackson National Life   Real Estate
                                                             Insurance Company

Alaiedon, LLC                   Michigan                     100% Hermitage
                                                             Management LLC

Alcona Funding LLC              Delaware                     100% Jackson National Life   Investment Related
                                                             Insurance Company            Company

BH Clearing, LLC                Michigan                     100% Jackson National Life   Broker/Dealer
                                                             Insurance Company

Berrien Funding LLC             Delaware                     100% Jackson National Life   Investment Related
                                                             Insurance Company            Company

Brooke Finance Corporation      Delaware                     100% Brooke Holdings, Inc.   Finance Company

Brooke Holdings, Inc.           Delaware                     100% Brooke Holdings (UK)    Holding Company Activities
                                                             Limited

Brooke Holdings (UK) Limited    United Kingdom               100% Holborn Delaware        Holding Company Activities
                                                             Corporation

Brooke Investment, Inc.         Delaware                     100% Brooke Holdings, Inc.   Investment Related Company

Brooke Life Insurance Company   Michigan                     100% Brooke Holdings, Inc.   Life Insurance

Brooke (Jersey) Limited         United Kingdom               100% Prudential One Limited  Holding Company Activities

Calhoun Funding LLC             Delaware                     100% Jackson National Life   Investment Related
                                                             Insurance Company            Company

Crescent Telephone              Delaware                     100% Jackson National Life   Telecommunications
                                                             Insurance Company

Curian Capital, LLC             Michigan                     100% Jackson National Life   Registered Investment
                                                             Insurance Company            Advisor

Equestrian Pointe Investors,    Illinois                     100% Jackson National Life   Real Estate
L.L.C.                                                       Insurance Company

Forty Partners #1, L.C.         Missouri                     100% Jackson National Life   Real Estate
                                                             Insurance Company

GCI Holding Corporation         Delaware                     70% Jackson National Life    Holding Company Activities
                                                             Insurance Company

Gloucester Holdings             Delaware                     100% Jackson National Life   Adhesives
                                                             Insurance Company

GS28 Limited                    United Kingdom               100% Brooke Holdings (UK)    Holding Company Activities
                                                             Limited

Hermitage Management, LLC       Michigan                     100% Jackson National Life   Advertising Agency
                                                             Company Insurance

Holborn Delaware Corporation    Delaware                     100% Prudential Four         Holding Company Activities
                                                             Limited

Holliston Mills                 Delaware                     70% Jackson National Life    Textile Mfg.
                                                             Insurance Company

Industrial Coatings Group       Delaware                     70% Jackson National Life    Textile Mfg.
                                                             Insurance Company

IFC Holdings, Inc.              Delaware                     100% National Planning       Broker/Dealer
                                                             Holdings Inc.

Investment Centers of America   Delaware                     100% IFC Holdings, Inc.      Broker/Dealer

JNL Investors Series Trust      Massachusetts                100% Jackson National        Investment Company
                                                             Life Insurance Company

Jackson National Asset          Michigan                     100% Jackson National Life   Investment Adviser and
Management, LLC                                              Insurance Company            Transfer Agent

Jackson National Life           Bermuda                      100% Jackson National        Life Insurance
(Bermuda) Ltd.                                               Life Insurance Company

Jackson National Life           Delaware                     100% Jackson National Life   Advertising/Marketing
Distributors, Inc.                                           Insurance Company            Corporation and
                                                                                          Broker/Dealer

Jackson National Life           New York                     100% Jackson National Life   Life Insurance
Insurance Company of New York                                Insurance Company

JNLI LLC                        Delaware                     100% Jackson National Life   Tuscany Notes
                                                             Insurance Company

JNL Securities, LLC             Michigan                     100% Curian Capital, LLC     Broker/Dealer and
                                                                                          Insurance Agency

JNL Series Trust                Massachusetts                Common Law Trust with        Investment Company
                                                             contractual association
                                                             with Jackson National Life
                                                             Insurance Company of New
                                                             York

JNL Variable Fund LLC           Delaware                     100% Jackson National        Investment Company
                                                             Separate Account - I

JNL Variable Fund III LLC       Delaware                     100% Jackson National        Investment Company
                                                             Separate Account III

JNL Variable Fund IV LLC        Delaware                     100% Jackson National        Investment Company
                                                             Separate Account IV

JNL Variable Fund V LLC         Delaware                     100% Jackson National        Investment Company
                                                             Separate Account V

JNLNY Variable Fund I LLC       Delaware                     100% JNLNY Separate          Investment Company
                                                             Account I

JNLNY Variable Fund II LLC      Delaware                     100% JNLNY Separate          Investment Company
                                                             Account II

LePages Management Company, LP  Delaware                     50% LePages MC, LLC

LePages MC, LLC                 Delaware                     100% PPM Management, Inc.

Meadows NRH Associates, L.P.    Texas                        100% Meadows NRH, Inc.       Real Estate

Meadows NRH, Inc.               Texas                        100% Jackson National Life   Real Estate
                                                             Insurance Company

National Planning Corporation   Delaware                     100% National Planning       Broker/Dealer and
                                                             Holdings, Inc.               Investment Adviser

National Planning Holdings,     Delaware                     100% Brooke Holdings, Inc.   Holding Company Activities
Inc.

Piedmont Funding LLC            Delaware                     100% Jackson National Life   Investment Related
                                                             Insurance Company            Company

PPM Holdings, Inc.              Delaware                     100% Brooke Holdings, Inc.   Holding Company Activities

Prudential plc                  United Kingdom               Publicly Traded              Financial Institution

Prudential One Limited          United Kingdom               100% Prudential plc          Holding Company Activities

Prudential Two Limited          United Kingdom               100% Prudential One Limited  Holding Company Activities

Prudential Three Limited        United Kingdom               100% Prudential One Limited  Holding Company Activities

Prudential Four Limited         United Kingdom               80% Prudential One Limited,  Holding Company Activities
                                                             10% Prudential Two Limited,
                                                             10% Prudential Three
                                                             Limited

SII Investments, Inc.           Wisconsin                    100% National Planning       Broker/Dealer
                                                             Holdings, Inc.


Item 27. Not applicable.

Item 28. Indemnification

Provision is made in the Company's By-Laws for indemnification by the Company of any person made or threatened to be made a party to an action or proceeding, whether civil or criminal by reason of the fact that he or she is or was a director, officer or employee of the Company or then serves or has served any other corporation in any capacity at the request of the Company, against expenses, judgments, fines and amounts paid in settlement to the full extent that officers and directors are permitted to be indemnified by the laws of the State of New York.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriter

(a) Jackson National Life Distributors, Inc. acts as general distributor for the JNLNY Separate Account I. Jackson National Life Distributors, Inc. also acts as general distributor for the Jackson National Separate Account - I, the Jackson National Separate Account III, the Jackson National Separate Account IV, the Jackson National Separate Account V, and the JNLNY Separate Account II.

(b) Directors and Officers of Jackson National Life Distributors, Inc.:

NAME AND BUSINESS ADDRESS          POSITIONS AND OFFICES WITH UNDERWRITER
-------------------------          --------------------------------------

Michael A. Wells                   Director
401 Wilshire Blvd.
Suite 1200
Santa Monica, CA 90401

Andrew B. Hopping                  Director and Chief Financial Officer
1 Corporate Way
Lansing, MI 48951

Clifford J. Jack                   President and Chief Executive Officer
8055 E. Tufts Avenue
Suite 1000
Denver, CO 80237

Nikhil Advani                      Vice President - Product Management
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Stephen M. Ash                     Vice President - Finance
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Michael Bell                       Senior Vice President and Chief Legal Officer
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Kristen (West) Billows             Vice President - Fixed Annuities Marketing
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

William Britt                      Vice President - Market Planning and
8055 E. Tufts Avenue               Analysis
Suite 1100
Denver, CO 80237

Tori Bullen                        Vice President - Institutional Marketing
210 Interstate North Parkway       Group
Suite 401
Atlanta, GA 30339-2120

Maura Collins                      Vice President - Regulatory Accounting and
8055 E. Tufts Avenue               Special Projects
Suite 1100
Denver, CO 80237

Anthony L. Dowling                 Assistant Vice President and
8055 E. Tufts Avenue               Chief Compliance Officer
Suite 1100
Denver, CO 80237

Joseph D. Emanuel                  Executive Vice President
8055 E. Tufts Avenue
Suite 1000
Denver, CO 80237

Steve Goldberg                     Vice President - Guaranteed Product
8055 E. Tufts Avenue               Development
Suite 1100
Denver, CO 80237

Luis Gomez                         Vice President - Creative Services
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Thomas Hurley                      Vice President - Market Research
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Steve Kluever                      Vice President - Variable Product
8055 E. Tufts Avenue               Development
Suite 1100
Denver, CO 80237

David R. Lilien                    Senior Vice President - National Sales
8055 E. Tufts Avenue               Development
Suite 1100
Denver, CO 80237

James Livingston                   Senior Vice President - Product Development
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Susan McClure                      Vice President - Business Development and
8055 E. Tufts Avenue               Chief of Staff
Suite 1100
Denver, CO 80237

James McCorkle                     Vice President of National Accounts
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Thomas J. Meyer                    Secretary
1 Corporate Way
Lansing, MI 48951

Michael Nicola                     Senior Vice President - Strategic
8055 E. Tufts Avenue               Relationships
Suite 1100
Denver, CO 80237

Bradley J. Powell                  Executive Vice President
210 Interstate North Parkway
Suite 401
Atlanta, GA 30339-2120

Peter Radloff                      Vice President - Marketing
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Gregory B. Salsbury                Executive Vice President
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Marilynn Scherer                   Vice President - National Sales Development
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Greg Smith                         Senior Vice President - Project Management/
8055 E. Tufts Avenue               Business Solutions
Suite 1100
Denver, CO 80237

David Sprague                      Vice President - National Sales Development
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Daniel Starishevsky                Vice President - Variable Annuity Marketing
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Doug Townsend                      Vice President, Controller and FinOp
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Ray Trueblood                      Vice President - National Sales Development
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237

Bruce Wing                         Senior Vice President and National Director
8055 E. Tufts Avenue               of Life Sales
Suite 1100
Denver, CO 80237

Phil Wright                        Vice President - Copywriting Services
8055 E. Tufts Avenue
Suite 1100
Denver, CO 80237



(c)

                       NEW UNDERWRITING      COMPENSATION ON
NAME OF PRINCIPAL       DISCOUNTS AND          REDEMPTION          BROKERAGE
UNDERWRITER             COMMISSIONS          OR ANNUITIZATION     COMMISSIONS           COMPENSATION
-----------             -----------          ----------------     -----------           ------------

Jackson National Life
Distributors, Inc.      Not Applicable       Not Applicable       Not Applicable        Not Applicable


Item 30. Location of Accounts and Records

           Jackson National Life Insurance Company of New York
           2900 Westchester Avenue
           Purchase, NY 10577

           Jackson National Life Insurance Company of New York
           Annuity Service Center
           8055 East Tufts Ave., Second Floor
           Denver, CO 80237

           Jackson National Life Insurance Company of New York
           Institutional Marketing Group Service Center
           1 Corporate Way
           Lansing, MI 48951

           Jackson National Life Insurance Company of New York
           225 West Wacker Drive, Suite 1200
           Chicago, IL 60606


Item 31. Management Services
           Not Applicable


Item 32. Undertakings and Representations

a. Jackson National Life Insurance Company of New York hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
           (16) months old for so long as payment under the variable annuity contracts may be accepted.

b. Jackson National Life Insurance Company of New York hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

c. Jackson National Life Insurance Company of New York hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

d. Jackson National Life Insurance Company of New York represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Jackson National Life Insurance Company of New York.

e. The Registrant hereby represents that any contract offered by the prospectus and which is issued pursuant to Section 403(b) of the Internal Revenue Code of 1986, as amended, is issued by the Registrant in reliance upon, and in compliance with, the Securities and Exchange Commission's industry-wide no-action letter to the American Council of Life Insurance (publicly available November 28,
           1988) which permits withdrawal restrictions to the extent necessary to comply with IRC Section 403(b)(11).

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Pre-Effective Amendment to the Registration Statement to be signed on its behalf, in the City of Lansing, and State of Michigan, on this 30th day of December, 2004.

JNLNY Separate Account I
(Registrant)

By: Jackson National Life Insurance Company of New York

By: /s/ Thomas J. Meyer
-----------------------------------------------
Thomas J. Meyer
Senior Vice President, General Counsel,
Secretary and Director

Jackson National Life Insurance Company of New York (Depositor)

By: /s/ Thomas J. Meyer
-----------------------------------------------
Thomas J. Meyer
Senior Vice President, General Counsel,
Secretary and Director

       As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/S/ THOMAS J. MEYER*                                          December 30, 2004
----------------------------                                  ------------------
Clark P. Manning                                              Date
President and Chief Executive Officer

/S/ THOMAS J. MEYER*                                          December 30, 2004
----------------------------                                  ------------------
Andrew B. Hopping                                             Date
Executive Vice President,
Chief Financial Officer,
Treasurer and Chairman of
the Board

/S/ THOMAS J. MEYER*                                          December 30, 2004
----------------------------                                  ------------------
Herbert G. May III                                            Date
Chief Administrative Officer and Director

/S/ THOMAS J. MEYER*                                          December 30, 2004
----------------------------                                  ------------------
Bradley J. Powell                                             Date
Vice President - IMG and Director

/S/ THOMAS J. MEYER*                                          December 30, 2004
----------------------------                                  ------------------
Thomas J. Meyer                                               Date
Senior Vice President, General Counsel,
Secretary and Director

/S/ THOMAS J. MEYER*                                          December 30, 2004
----------------------------                                  ------------------
Donald B. Henderson, Jr.                                      Date
Director

/S/ THOMAS J. MEYER*                                          December 30, 2004
----------------------------                                  ------------------
David C. Porteous                                             Date
Director

/S/ THOMAS J. MEYER*                                          December 30, 2004
----------------------------                                  ------------------
Donald T. DeCarlo                                             Date
Director


* Thomas J. Meyer, Attorney In Fact

                                POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned as a director and/or officer of JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK (the Depositor), a New York corporation, hereby appoints Andrew B. Hopping, Thomas J. Meyer and Clark P. Manning (with full power to each of them to act alone) his attorney-in-fact and agent, each with full power of substitution and resubstitution, for and in his name, place and stead, in any and all capacities, to execute, deliver and file in the names of the undersigned, any of the documents referred to below relating to the registration statement on Form N-4, under the Investment Company Act of 1940, as amended, and under the Securities Act of 1933, as amended, covering the registration of a Variable Annuity Contract issued by JNLNY Separate Account I (the Registrant), including the initial registration statements, any amendment or amendments thereto, with all exhibits and any and all documents required to be filed with respect thereto with any regulatory authority. Each of the undersigned grants to each of said attorney-in-fact and agent, full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes as he could do in person, thereby ratifying all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

        This Power of Attorney may be executed in one or more counterparts, each of which shall be deemed to be an original, and all of which shall be deemed to be a single document.

        IN WITNESS WHEREOF, each of the undersigned director and/or officer hereby executes this Power of Attorney as of the 5th day of January, 2004.

/S/ CLARK P. MANNING
-------------------------------------
Clark P. Manning
President and Chief Executive Officer

/S/ ANDREW B. HOPPING
-------------------------------------
Andrew B. Hopping
Executive Vice President, Chief
Financial Officer and Director

/S/ BRADLEY J. POWELL
-------------------------------------
Bradley J. Powell
Vice President - IMG and Director

/S/ HERBERT G. MAY III
-------------------------------------
Herbert G. May III
Chief Administrative Officer and
Director

/S/ JAMES G. GOLEMBIEWSKI
-------------------------------------
James G. Golembiewski
Vice President, Associate General
Counsel and Director

/S/ THOMAS J. MEYER
-------------------------------------
Thomas J. Meyer
Senior Vice President, General
Counsel and Director

/S/ DONALD B. HENDERSON, JR.
-------------------------------------
Donald B. Henderson, Jr.
Director

/S/ HENRY J. JACOBY
-------------------------------------
Henry J. Jacoby
Director

/S/ DAVID L. PORTEOUS
-------------------------------------
David L. Porteous
Director

/S/ DONALD T. DECARLO
-------------------------------------
Donald T. DeCarlo
Director

                                  Exhibit List
Exhibit No.     Description

4.a. Specimen of the Perspective L Series Fixed and Variable Annuity Contract, attached hereto as EX-4.a.

4.r. Specimen of Charitable Remainder Trust Endorsement, attached hereto as EX-4.r.

4.s. Specimen of Enhanced Dollar Cost Averaging Endorsement, attached hereto as EX-4.s.

5.a. Form of the Perspective L Series Fixed and Variable Annuity Application, attached hereto as EX-5.a.

9.             Opinion and Consent of Counsel, attached hereto as EX-9.

10. Consent of Independent Registered Public Accounting Firm, attached hereto as EX-10.